Filed by Stratasys Ltd.

(Commission File No. 001-35751)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Desktop Metal, Inc. (Commission File No. 001-38835)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2023

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	1 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Merger Agreement

On May 25, 2023, Stratasys Ltd. (“Stratasys” or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Tetris Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Stratasys (“Merger Sub”), and Desktop Metal, Inc., a Delaware corporation (“Desktop Metal”), pursuant to which Merger Sub will merge with and into Desktop Metal, with Desktop Metal surviving the merger as a direct wholly owned subsidiary of Stratasys (the “Merger”).

Merger Consideration. Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Class A common stock, par value $0.0001 per share, of Desktop Metal (“Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock owned or held (x) in treasury or otherwise owned by Desktop Metal or any of its subsidiaries or (y) by Stratasys or any of its subsidiaries), will be converted into the right to receive 0.123 (the “Exchange Ratio”) ordinary shares, 0.01 New Israeli Shekels par value, of Stratasys (“Ordinary Shares”).

Stock Options. Pursuant to the Merger Agreement, at the Effective Time, each option to purchase Common Stock (each, a “Desktop Metal Option”) outstanding immediately prior to the Effective Time will be automatically converted into an option to purchase a number of Ordinary Shares on substantially the same terms and conditions (including the same vesting and exercisability terms and conditions) as were applicable under the incentive award plan of Desktop Metal relating to such Desktop Metal Option immediately prior to the Effective Time (but otherwise subject to the terms and conditions of the Stratasys equity plans), determined by multiplying the number of shares of Common Stock subject to such Desktop Metal Option immediately prior to the Effective Time by the Exchange Ratio, rounding down to the nearest whole number of shares, at a per share exercise price determined by dividing the per share exercise price of such Desktop Metal Option by the Exchange Ratio, rounding up to the nearest whole cent.

Restricted Stock Awards. Each restricted stock award of Desktop Metal (each, a “Desktop Metal RSA”) outstanding immediately prior to the Effective Time will automatically be converted into a grant of a restricted stock award to receive, on substantially the same terms and conditions (including the same vesting terms and conditions) as were applicable under the incentive award plan of Desktop Metal relating to such Desktop Metal RSA immediately prior to the Effective Time (but otherwise subject to the terms and conditions of the Stratasys equity plans), a number of Ordinary Shares determined by multiplying the number of shares of Common Stock covered by such Desktop Metal RSA immediately prior to the Effective Time by the Exchange Ratio, rounding down to the nearest whole number of shares.

Restricted Stock Unit Awards. Each restricted stock unit award of Desktop Metal (each, a “Desktop Metal RSU Award”) outstanding immediately prior to the Effective Time will automatically be cancelled in exchange for the grant of a restricted stock unit award to receive, on substantially the same terms and conditions (including the same vesting and exercisability terms and conditions) as were applicable under the incentive award plan of Desktop Metal relating to such Desktop Metal RSU Award immediately prior to the Effective Time (but otherwise subject to the terms and conditions of the Stratasys equity plans), a number of Ordinary Shares determined by multiplying the number of shares of Common Stock covered by such Desktop Metal RSU Award immediately prior to the Effective Time by the Exchange Ratio, rounding down to the nearest whole number of shares.

Board Representation and Governance. Pursuant to the Merger Agreement, following the closing of the transaction, the Board of Directors of Stratasys will consist of 11 members, five of whom will be selected by current directors of Stratasys and five of whom will be selected by current directors of Desktop Metal, as well as Dr. Yoav Zeif, who will continue to serve as Stratasys’ Chief Executive Officer. The Merger Agreement provides that Mr. Ric Fulop, the Chief Executive Officer of Desktop Metal, will serve as Chairman of the Stratasys Board of Directors and Stratasys Chairman Mr. Dov Ofer will serve as lead independent director of the Stratasys Board of Directors.

Conditions to Closing of the Merger. The consummation of the Merger is subject to customary closing conditions, including, among other things: (i) the requisite approvals of Desktop Metal’s stockholders and Stratasys’ shareholders having been obtained; (ii) approval of the listing of the Ordinary Shares issuable to Desktop Metal’s stockholders pursuant to the Merger Agreement on the Nasdaq Capital Market; (iii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of certain other regulatory approvals by applicable governmental authorities; (iv) the absence of injunctions or legal restraints that have the effect of preventing the consummation of the Merger; (v) effectiveness of the Registration Statement (as defined herein); (vi) the absence of a material adverse effect with respect to Desktop Metal or Stratasys after the date of the Merger Agreement that is continuing; (vii) the amendment, modification or termination of certain agreements to which Desktop Metal is a party (the “Identified Agreements”); and (viii) subject to certain materiality thresholds, the accuracy of the representations and warranties made by Desktop Metal, on the one hand, and Stratasys and Merger Sub, on the other hand, and performance or compliance in all material respects by all parties to the Merger Agreement with their respective obligations and covenants required to be performed or complied with thereunder.

Representations, Warranties and Covenants. The Merger Agreement contains representations, warranties and covenants of the parties customary for a transaction of this type, including, among others: (i) with respect to the conduct of the business of Desktop Metal and Stratasys and their respective subsidiaries prior to the closing of the Merger; (ii) providing that Desktop Metal and Stratasys use their reasonable best efforts to obtain all necessary regulatory approvals; (iii) providing that Desktop Metal and Stratasys cooperate in the preparation of a registration statement on Form F-4 (the “Registration Statement”) to be filed by Stratasys with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the registration of the Ordinary Shares to be issued pursuant to the Merger Agreement, which will include a joint proxy statement of Desktop Metal and Stratasys and a prospectus of Stratasys relating to the transactions contemplated by the Merger Agreement (the “Joint Proxy Statement/Prospectus”), which will be distributed to Desktop Metal’s stockholders and Stratasys’ shareholders in connection with obtaining the requisite approvals thereof; and (iv) requiring that Desktop Metal and Stratasys not solicit or negotiate with third parties regarding alternative transactions, comply with certain related restrictions and cease discussions regarding alternative transactions. Additionally, each of Desktop Metal and Stratasys has agreed to include in the Joint Proxy Statement/Prospectus a recommendation of their respective board of directors to their respective equityholders that such equityholders approve the requisite transactions contemplated by the Merger Agreement. The board of directors of each of Desktop Metal and Stratasys is permitted to change its recommendation if it determines in good faith, after consultation with its outside financial advisors and legal counsel, that in response to certain intervening events or superior proposals, the failure to change its recommendation would constitute a breach of its fiduciary duties under applicable law.

Termination of the Merger Agreement. Subject to certain limited exceptions, the Merger Agreement may be terminated by: (i) mutual written consent of Desktop Metal and Stratasys; (ii) either Desktop Metal or Stratasys if any court or governmental entity of competent jurisdiction issues a final and non-appealable order, injunction or decree or other legal restraint or prohibition permanently enjoining or preventing the consummation of the Merger; (iii) either Desktop Metal or Stratasys if any governmental authority that must grant a required regulatory approval under the Merger Agreement has denied approval of the Merger and such denial has become final and non-appealable; (iv) either Desktop Metal or Stratasys if the other party breaches or fails to perform any of its covenants or agreements contained in the Merger Agreement, or if any of the representations or warranties of the other party contained in the Merger Agreement fails to be true and correct, such that the conditions to closing of the transactions contemplated by the Merger Agreement would not be satisfied at the closing of the Merger, and such other party has not cured such breach within 30 days of notice from the terminating party of its intent to terminate; (v) either Desktop Metal or Stratasys if the transactions contemplated by the Merger Agreement are not consummated on or before February 25, 2024 (the “End Date”), provided that each of Desktop Metal and Stratasys shall be entitled to extend the End Date for up to two additional three-month periods if any of the required regulatory approvals have not been obtained at the applicable End Date but all other specified conditions to the closing of the Merger have been satisfied at such time (or are capable of being satisfied at the closing of the Merger); (vi) either Desktop Metal or Stratasys if the requisite approval of Desktop Metal’s stockholders or Stratasys’ shareholders is not obtained following a vote taken thereon at the applicable meeting (subject to valid adjournment and postponement of any such meeting); (vii) Desktop Metal if the Stratasys Board of Directors modifies its recommendation to Stratasys’ shareholders with respect to the transactions contemplated by the Merger Agreement; (viii) Stratasys if Desktop Metal’s board of directors modifies its recommendation to Desktop Metal’s stockholders with respect to the transactions contemplated by the Merger Agreement; (ix) Desktop Metal if a change of control occurs with respect to Stratasys; (x) Stratasys if a change of control occurs with respect to Desktop Metal and (xi) Stratasys if Desktop Metal receives a rejection, or after a 30-calendar day period receives no substantive engagement with respect to its request, in a manner indicating that the conditions to the closing of the Merger regarding the amendment, modification or termination of the Identified Agreements will not be satisfied on commercially reasonable terms (a “Rejection”), provided that such right to terminate, together with the closing condition relating to the Identified Agreements, will each be deemed irrevocably waived if not exercised by Stratasys within 20 business days following a Rejection.

Subject to the terms and conditions of the Merger Agreement, Desktop Metal will be required to pay Stratasys a termination fee of $18.6 million if: (i) an alternative proposal for Desktop Metal has been publicly disclosed and not withdrawn, the Merger Agreement is terminated by either Desktop Metal or Stratasys as a result of the failure to obtain the approval of Desktop Metal’s stockholders following a vote taken thereon at a meeting of Desktop Metal’s stockholders (subject to valid adjournment and postponement of any such meeting) and within twelve months of such termination, Desktop Metal enters into a definitive agreement with respect to an alternative proposal or otherwise consummates an alternative proposal; or (ii) if Stratasys terminates the Merger Agreement as a result of a change in recommendation by Desktop Metal’s board of directors or either party terminates the Merger Agreement as a result of the failure to obtain the approval of Desktop Metal’s stockholders following a vote taken thereon at a meeting of Desktop Metal’s stockholders (subject to valid adjournment and postponement of any such meeting) and, at the time of such termination, Stratasys was entitled to terminate the Merger Agreement as a result of a change in recommendation by Desktop Metal’s board of directors. Additionally, Desktop Metal will be required to reimburse Stratasys for Stratasys’ transaction-related expenses (in an amount not to exceed $10 million) if the Merger Agreement is terminated by either party as a result of the failure to obtain the approval of Desktop Metal’s stockholders following a vote taken thereon at a meeting of Desktop Metal’s stockholders (subject to valid adjournment and postponement of any such meeting) and, at the time of the termination, Desktop Metal’s board of directors has not made a change in recommendation (unless the approval of Stratasys’ shareholders has not been obtained following a vote thereon, subject to valid adjournment and postponement of any meeting therefore, at the time of the termination of the Merger Agreement).

Subject to the terms and conditions of the Merger Agreement, Stratasys will be required to pay Desktop Metal a termination fee of $32.5 million if: (i) an alternative proposal for Stratasys has been publicly disclosed and not withdrawn, the Merger Agreement is terminated by either Desktop Metal or Stratasys as a result of the failure to obtain the approval of Stratasys’ shareholders following a vote taken thereon at a meeting of Stratasys’ shareholders (subject to valid adjournment and postponement of any such meeting) and within twelve months of such termination, Stratasys enters into a definitive agreement with respect to an alternative proposal or otherwise consummates an alternative proposal; or (ii) if Desktop Metal terminates the Merger Agreement as a result of a change in recommendation by Stratasys’ board of directors or either party terminates the Merger Agreement as a result of the failure to obtain the approval of Stratasys’ shareholders following a vote taken thereon at a meeting of Stratasys’ shareholders (subject to valid adjournment and postponement of any such meeting) and, at the time of such termination, Desktop Metal was entitled to terminate the Merger Agreement as a result of a change in recommendation by Stratasys’ board of directors. Additionally, Stratasys will be required to pay Desktop Metal a termination fee of $19 million in the event that Stratasys validly terminates the Merger Agreement in connection with a Rejection relating to the Identified Agreements, but all other specified conditions to the closing of the Merger have been satisfied or waived (or are capable of being satisfied at the closing of the Merger). Stratasys will also be required to reimburse Desktop Metal for Desktop Metal’s transaction-related expenses (in an amount not to exceed $10.0 million) if the Merger Agreement is terminated by either party as a result of the failure to obtain the approval of Stratasys’ shareholders following a vote taken thereon at a meeting of Stratasys’ shareholders (subject to valid adjournment and postponement of any such meeting) and, at the time of the termination, Stratasys’ board of directors has not made a change in recommendation (unless the approval of Desktop Metal’s shareholders has not been obtained following a vote thereon, subject to valid adjournment and postponement of any meeting therefore, at the time of the termination of the Merger Agreement).

The foregoing description of the Merger Agreement is qualified in its entirety by the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about Desktop Metal or Stratasys. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure letters provided by each of Desktop Metal and Stratasys in connection with the signing of the Merger Agreement or in filings and reports of the parties with the SEC. These confidential disclosure letters contain information that modifies, qualifies and creates exceptions to the representations, warranties and certain covenants set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Desktop Metal and Stratasys rather than establishing matters as facts and were made only as of the date of the Merger Agreement (or such other date or dates as may be specified in the Merger Agreement). Accordingly, the representations and warranties in the Merger Agreement should not be relied upon as characterizations of the actual state of facts about Desktop Metal or Stratasys. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement. Information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Desktop Metal’s or Stratasys’ public disclosures.

Voting and Support Agreements

As an inducement to Stratasys entering into the Merger Agreement, on May 25, 2023, (a) Ric Fulop, Desktop Metal’s Chief Executive Officer, (b) KPCB Holdings, Inc., as nominee, Kleiner Perkins Caufield & Byers XVI, LLC, KPCB XVI Founders Fund, LLC, Kleiner Perkins Caufield & Byers XVII, LLC and KPCB XVII Founders Fund, LLC (collectively, “KPCB”), (c) Khaki Campbell Trust, (d) Bluebird Trust, (e) Jonah Myerberg, (f) Audra Myerberg, (g) Wen Hsieh and (h) Red Tailed Hawk Trust ((a) through (h), collectively, the “Stockholders”), who collectively beneficially own shares representing approximately 19% of the voting power of Desktop Metal, entered into Voting and Support Agreements with Stratasys (collectively, the “Voting Agreements”), pursuant to which the Stockholders have agreed to, among other things, vote their shares (i) in favor of the approval and adoption of the Merger Agreement, (ii) against any Acquisition Proposal (as defined in the Merger Agreement), (iii) against any amendment to Desktop Metal’s certificate of incorporation or bylaws that would reasonably be expected to prevent, impede or materially delay the consummation of the Merger and (iv) against any action, agreement, transaction or proposal that would reasonably be expected to result in a material breach of any representation, warranty, covenant, agreement or other obligation of Desktop Metal under the Merger Agreement or that would reasonably be expected to prevent, impede or materially delay the consummation of the Merger, subject to the terms and conditions set forth in the Voting Agreements.

The foregoing description of the Voting Agreements is qualified in its entirety by the full text of the Voting Agreements, which are attached hereto as Exhibits 10.1 through 10.8 and incorporated herein by reference.

Incorporation by Reference

The contents of this Form 6-K, excluding Exhibits 99.1 and 99.2 hereto, are incorporated by reference into the Company’s registration statements on Form S-8, SEC file numbers 333-190963, 333-236880, 333-253694, 333-262951 and 333-262952, filed by the Company with the Securities and Exchange Commission (the “SEC”) on September 3, 2013, March 4, 2020, March 1, 2021, February 24, 2022 and February 24, 2022, respectively, and Form F-3, SEC file numbers 333-251938 and 333-253780, filed by the Company with the SEC on January 7, 2021 and March 2, 2021, respectively, as amended, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Such forward-looking statements include statements relating to the proposed transaction between Stratasys and Desktop Metal, including statements regarding the benefits of the transaction and the anticipated timing of the transaction, and information regarding the businesses of Stratasys and Desktop Metal, including expectations regarding outlook and all underlying assumptions, Stratasys’ and Desktop Metal’s objectives, plans and strategies, information relating to operating trends in markets where Stratasys and Desktop Metal operate, statements that contain projections of results of operations or of financial condition and all other statements other than statements of historical fact that address activities, events or developments that Stratasys or Desktop Metal intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” and similar expressions. These forward-looking statements involve known and unknown risks and uncertainties, which may cause Stratasys’ or Desktop Metal’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to those factors and risks described in Item 3.D “Key Information - Risk Factors”, Item 4 “Information on the Company”, and Item 5 “Operating and Financial Review and Prospects” in Stratasys’ Annual Report on Form 20-F for the year ended December 31, 2022 and Part 1, Item 1A, “Risk Factors” in Desktop Metal’s Annual Report on Form 10-K for the year ended December 31, 2022, each filed with the SEC, and in other filings by Stratasys and Desktop Metal with the SEC. These include, but are not limited to: the ultimate outcome of the proposed transaction between Stratasys and Desktop Metal, including the possibility that Stratasys or Desktop Metal shareholders will reject the proposed transaction; the effect of the announcement of the proposed transaction on the ability of Stratasys and Desktop Metal to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; the timing of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction (including any necessary shareholder approvals); other risks related to the completion of the proposed transaction and actions related thereto; changes in demand for Stratasys’ or Desktop Metal’s products and services; global market, political and economic conditions, and in the countries in which Stratasys and Desktop Metal operate in particular; government regulations and approvals; the extent of growth of the 3D printing market generally; the global macro-economic environment, including headwinds caused by inflation, rising interest rates, unfavorable currency exchange rates and potential recessionary conditions; the impact of shifts in prices or margins of the products that Stratasys or Desktop Metal sells, or services Stratasys or Desktop Metal provides, including due to a shift towards lower margin products or services; the potential adverse impact that recent global interruptions and delays involving freight carriers and other third parties may have on Stratasys’ or Desktop Metal’s supply chain and distribution network and consequently, Stratasys’ or Desktop Metal’s ability to successfully sell both existing and newly-launched 3D printing products; litigation and regulatory proceedings, including any proceedings that may be instituted against Stratasys or Desktop Metal related to the proposed transaction; impacts of rapid technological change in the additive manufacturing industry, which requires Stratasys and Desktop Metal to continue to develop new products and innovations to meet constantly evolving customer demands and which could adversely affect market adoption of Stratasys’ or Desktop Metal’s products; and disruptions of Stratasys’ or Desktop Metal’s information technology systems.

These risks, as well as other risks related to the proposed transaction, will be included in the Registration Statement and Joint Proxy Statement/Prospectus. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form F-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Stratasys’ and Desktop Metal’s respective periodic reports and other filings with the SEC, including the risk factors identified in Stratasys’ and Desktop Metal’s Annual Reports on Form 20-F and Form 10-K, respectively, and Stratasys’ Form 6-K reports that published its results for the quarter ended March 31, 2023, which it furnished to the SEC on May 16, 2023, and Desktop Metal’s most recent Quarterly Reports on Form 10-Q. The forward-looking statements included in this communication are made only as of the date hereof. Neither Stratasys nor Desktop Metal undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Stratasys intends to file with the SEC the Registration Statement, which will include the Joint Proxy Statement/Prospectus. Each of Stratasys and Desktop Metal may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy Statement/Prospectus or Registration Statement or any other document that Stratasys or Desktop Metal may file with the SEC. The definitive Joint Proxy Statement/Prospectus (if and when available) will be mailed to shareholders of Stratasys and Desktop Metal. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus (if and when available) and other documents containing important information about Stratasys, Desktop Metal and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished, to the SEC by Stratasys will be available free of charge on Stratasys’ website at https://investors.stratasys.com/sec-filings. Copies of the documents filed with the SEC by Desktop Metal will be available free of charge on Desktop Metal’s website at https://ir.desktopmetal.com/sec-filings/all-sec-filings.

Participants in the Solicitation

Stratasys, Desktop Metal and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Stratasys, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Stratasys’ proxy statement for its 2022 Annual General Meeting of Shareholders, which was filed with the SEC on August 8, 2022, and Stratasys’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the SEC on March 3, 2023. Information about the directors and executive officers of Desktop Metal, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Desktop Metal’s proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2023 and Desktop Metal’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 1, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Stratasys or Desktop Metal using the sources indicated above.

Exhibit Index

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description
2.1	Agreement and Plan of Merger, dated as of May 25, 2023, by and among Stratasys, Desktop Metal and Merger Sub*
10.1	Voting Agreement, dated as of May 25, 2023, by and between Stratasys and Ric Fulop
10.2	Voting Agreement, dated as of May 25, 2023, by and between Stratasys and KPCB Holdings, Inc., as nominee, Kleiner Perkins Caufield & Byers XVI, LLC, KPCB XVI Founders Fund, LLC, Kleiner Perkins Caufield & Byers XVII, LLC and KPCB XVII Founders Fund, LLC
10.3	Voting Agreement, dated as of May 25, 2023, by and between Stratasys and Khaki Campbell Trust
10.4	Voting Agreement, dated as of May 25, 2023, by and between Stratasys and Bluebird Trust
10.5	Voting Agreement, dated as of May 25, 2023, by and between Stratasys and Jonah Myerberg
10.6	Voting Agreement, dated as of May 25, 2023, by and between Stratasys and Audra Myerberg
10.7	Voting Agreement, dated as of May 25, 2023, by and between Stratasys and Wen Hsieh
10.8	Voting Agreement, dated as of May 25, 2023, by and between Stratasys and Red Tailed Hawk Trust
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document).

*	Certain exhibits and schedules to this Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to provide to the Securities and Exchange Commission copies of such documents upon request; provided, however, that the Company reserves the right to request confidential treatment for portions of any such documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: May 25, 2023	By:	/s/ Eitan Zamir
	Name:	Eitan Zamir
	Title:	Chief Financial Officer

Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

STRATASYS LTD.,

TETRIS SUB INC.,

and

DESKTOP METAL, INC.

Dated as of May 25, 2023

EXHIBITS

Exhibit A	Sun Amended Articles of Association

Exhibit B	Duties of Chairman and Lead Independent Director

Exhibit C	Intended U.S. Tax Treatment Cooperation

Exhibit D	Form of Ironman Rights Plan

Exhibit E	Amendment to Sun Rights Plan

Exhibit F	Form of Residency Declaration

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of May 25, 2023, among Desktop Metal, Inc., a Delaware corporation (“Ironman”), Stratasys Ltd., an Israeli company (“Sun”), and Tetris Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Sun (“Merger Sub” and together with Ironman and Sun, the “parties”).

WHEREAS, Sun and Ironman desire to combine the businesses of Sun and Ironman, upon the terms and subject to the conditions set forth in this Agreement, through the merger of Merger Sub with and into Ironman, with Ironman as the surviving corporation in the Merger as a direct wholly owned subsidiary of Sun (the “Merger”);

WHEREAS, the board of directors of Sun (the “Sun Board”) has unanimously (a) determined that this Agreement and the transactions contemplated hereby, including the issuance by Sun of the Merger Consideration, are advisable, fair to and in the best interests of Sun and its shareholders and has approved and adopted this Agreement and the Merger; (b) directed that the approval of the Merger and the issuance of the Merger Consideration and the consummation of the other transactions contemplated by this Agreement, be submitted to the shareholders of Sun for their approval; and (c) resolved to recommend that the shareholders of Sun vote in favor of the approval of the Merger and the issuance of the Merger Consideration on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors of Merger Sub has determined that the Merger and this Agreement are advisable, fair to and in the best interests of Merger Sub and its stockholder and has approved and adopted this Agreement and the Merger;

WHEREAS, the board of directors of Ironman (the “Ironman Board”) has unanimously (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to and in the best interests of Ironman and its stockholders and has approved and declared advisable this Agreement and the Merger; (b) directed that this Agreement be submitted to the stockholders of Ironman for their adoption; and (c) resolved to recommend that the stockholders of Ironman vote in favor of the adoption of this Agreement at the Ironman Stockholders’ Meeting;

WHEREAS, as a condition and an inducement to the willingness of Sun to enter into this Agreement and to consummate the Merger, in connection with the execution of this Agreement certain stockholders of Ironman have executed voting agreements pursuant to which, among other things, each such stockholder has agreed to vote in favor of the Ironman Stockholder Approval;

WHEREAS, for U.S. federal income tax purposes, Sun, Merger Sub and Ironman intend that (a) the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”), and the United States Treasury regulations (“Treasury Regulations”) promulgated thereunder, (b) this Agreement be and is adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3 (together with clause (a), the “Intended U.S. Tax Treatment”), and (c) the Merger shall qualify for the exception provided under Treasury Regulations Section 1.367(a)-3(c) (other than with respect to an Excepted Stockholder); and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the consummation of the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants herein and intending to be legally bound, the parties hereto agree as follows:

Article I

THE MERGER

Section 1.1. The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Merger Sub shall be merged with and into Ironman pursuant to the Merger. At the Effective Time, the separate corporate existence of Merger Sub shall cease and Ironman shall continue as the surviving entity in the Merger (the “Surviving Corporation”).

Section 1.2. Closing. The closing (the “Closing”) of the Merger shall take place at the offices of Wachtell, Lipton, Rosen & Katz (or through electronic exchange of signatures) at 8:00 am, Eastern time, on the date that is the fifth (5th) Business Day following the satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), or at such other place, time and date as shall be agreed in writing between the parties. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

Section 1.3. Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, Ironman and Merger Sub shall file with the Secretary of State of the State of Delaware the certificate of merger relating to the Merger (the “Certificate of Merger”), executed in accordance with the relevant provisions of the DGCL. The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time as Sun and Ironman may agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 1.4. Effects. The Merger shall have the effects set forth in this Agreement and the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time the separate corporate existence of Merger Sub shall cease, all the property, rights, privileges, immunities, powers and franchises of Ironman and Merger Sub shall be vested in the Surviving Corporation, and all debts, liabilities and duties of Ironman and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.5. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the parties, or the holder of any shares of Capital Stock of Merger Sub or Ironman:

(a) Conversion of Ironman Common Stock. Subject to Section 2.2, each share of Ironman Common Stock issued and outstanding immediately prior to the Effective Time (except as otherwise provided in this Section 1.5) shall be automatically converted into the right to receive 0.123 (“Exchange Ratio”) fully paid and nonassessable Sun Ordinary Shares (such Sun Ordinary Shares being the “Merger Consideration”). All shares of Ironman Common Stock, when converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Ironman Common Stock (the “Ironman Certificates”) and each holder of a non-certificated outstanding share of Ironman Common Stock represented by book entry (“Ironman Book Entry Shares”), shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be issued in consideration therefor and any dividends or other distributions to which holders become entitled upon the surrender of such Ironman Certificate or Ironman Book Entry Shares in accordance with Article II, in each case without interest. Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding Sun Ordinary Shares or Ironman Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any additional Capital Stock is issued upon any exercise of rights under any shareholder rights plan, as applicable, or any similar event shall have occurred, then the Exchange Ratio and any other number or amount contained herein which is based upon the number of Sun Ordinary Shares or shares of Ironman Common Stock, as the case may be, will be appropriately adjusted, without duplication, to provide to the holders of Sun Ordinary Shares and Ironman Common Stock the same economic effect as contemplated by this Agreement prior to such event (provided that this Section 1.5(a) shall not be construed to permit Sun or Ironman or any of their respective Subsidiaries to take any action with respect to its Capital Stock or otherwise that is prohibited by the terms of this Agreement).

(b) Cancellation of Preferred Stock, Treasury Stock and Sun-Owned Stock. Each (i) share of Ironman Preferred Stock; (ii) share of Ironman Common Stock that is owned by Ironman as treasury stock; (iii) share of Ironman Common Stock owned by a direct or indirect wholly-owned Ironman Subsidiary; and (iv) share of Ironman Common Stock that is owned by Sun or Merger Sub, in each case, if any, immediately prior to the Effective Time, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Merger Sub Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the parties or any of their respective shareholders or stockholders, each share of common stock, par value $0.0001 of Merger Sub, issued and outstanding immediately prior to the Effective Time, and all rights in respect thereof, shall forthwith be canceled and cease to exist and be converted into one fully paid and nonassessable share of common stock of the Surviving Corporation, which shall constitute the only outstanding shares of Capital Stock of the Surviving Corporation.

(d) Fractional Shares. No fractional Sun Ordinary Shares shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Ironman Common Stock who would otherwise be entitled to receive a fraction of a Sun Ordinary Share (after aggregating all fractional Sun Ordinary Shares issuable to such holder) shall, in lieu of such fraction of a share and upon surrender of such holder’s Ironman Certificate or Ironman Book Entry Shares, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Sun Ordinary Shares on the last trading day before the Merger becomes effective.

Section 1.6. Option and Equity Award Plans.

(a) As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof:

(i) Each Ironman Stock Option outstanding immediately prior to the Effective Time shall automatically be converted into an option (an “Assumed Option”) to acquire, on substantially the same terms and conditions (including the same vesting and exercisability terms and conditions) as were applicable under the Ironman Incentive Award Plans to such Ironman Stock Option immediately prior to the Effective Time (but otherwise subject to the terms and conditions of the Sun Equity Plans), the number of Sun Ordinary Shares under the Assumed Option determined by multiplying the number of shares of Ironman Common Stock subject to such Ironman Stock Option immediately prior to the Effective Time by the Exchange Ratio, rounding down to the nearest whole number of shares, at a per share exercise price determined by dividing the per share exercise price of such Ironman Stock Option by the Exchange Ratio, rounding up to the nearest whole cent; provided, that the conversion of the Ironman Stock Options will be made in a manner consistent with Treasury Regulations Section 1.424-1, such that the conversion will not constitute a “modification” of such Ironman Stock Option for purposes of Section 409A or Section 424 of the Code;

(ii) Each Ironman RSA outstanding immediately prior to the Effective Time shall automatically be converted into a grant of a restricted stock award (an “Assumed RSA”) to receive, on substantially the same terms and conditions (including the same vesting terms and conditions) as were applicable under the Ironman Incentive Award Plans to such Ironman RSA immediately prior to the Effective Time (but otherwise subject to the terms and conditions of the Sun Equity Plans), the number of Sun Ordinary Shares under the Assumed RSA determined by multiplying the number of shares of Ironman Common Stock covered by such Ironman RSA immediately prior to the Effective Time by the Exchange Ratio, rounding down to the nearest whole number of shares;

(iii) Each Ironman RSU Award outstanding immediately prior to the Effective Time shall automatically be cancelled in exchange for the grant of a restricted stock unit award (an “Assumed RSU Award”, and together with the Assumed Options and the Assumed RSAs, the “Assumed Awards”) to receive, on substantially the same terms and conditions (including the same vesting and exercisability terms and conditions) as were applicable under the Ironman Incentive Award Plans to such Ironman RSU Award immediately prior to the Effective Time (but otherwise subject to the terms and conditions of the Sun Equity Plans), the number of Sun Ordinary Shares under the Assumed RSU Award determined by multiplying the number of shares of Ironman Common Stock covered by such Ironman RSU Award immediately prior to the Effective Time by the Exchange Ratio, rounding down to the nearest whole number of shares; and

(iv) Prior to the Effective Time, the Ironman Board (or, if appropriate, any committee thereof) shall adopt such resolutions and take such other actions as are necessary, including without limitation providing any required notices and obtaining any required consents (if any), to effectuate the provisions of this Section 1.6(a).

(b) Sun shall take all corporate action and shall make all necessary filings with any Governmental Entity (as defined below) necessary for the assumption of the Assumed Awards pursuant to Section 1.6(a), including reserving for issuance a sufficient number of Sun Ordinary Shares for delivery upon exercise or settlement of the Assumed Awards. In addition, Sun shall file with the Securities and Exchange Commission (the “SEC”) as soon as reasonably practicable (and in any event within five Business Days) following the Effective Time a registration statement on Form S-8 (or such other applicable form, including Form S-3) with respect to the Assumed Awards and the Sun Ordinary Shares underlying such Assumed Awards, and shall maintain the effectiveness of such registration statement for so long as such awards remain outstanding and such registration of the Sun Ordinary Shares issuable thereunder continues to be required.

Section 1.7. Governing Documents; Name. (a) At the Effective Time, the certificate of incorporation of the Surviving Corporation and the bylaws of the Surviving Corporation shall be amended and restated in their entirety substantially in the form of Merger Sub’s certificate of incorporation and bylaws as in effect immediately prior to the Effective Time, or as otherwise to be mutually agreed upon between Sun and Ironman, in each case until thereafter amended in accordance with their respective terms and with applicable Law; and (b) Sun shall take all action necessary to ensure that, subject to the Sun Shareholder Approval, at the Effective Time the Articles of Association of Sun shall be the articles of association set forth on Exhibit A (the “Sun Amended Articles of Association”).

Section 1.8. Directors and Officers of Surviving Corporation. Except as may be otherwise agreed in writing between Sun and Ironman, the directors of the Surviving Corporation as of the Effective Time shall be the directors of Merger Sub immediately prior to the Effective Time, until such director’s successor is elected and qualified or such director’s earlier death, resignation or removal, in each case in accordance with the bylaws of the Surviving Corporation. The officers of Merger Sub immediately prior to the Effective Time shall be, as of the Effective Time, the officers of the Surviving Corporation, in each case until such officer’s successor is elected and qualified or such officer’s earlier death, resignation, retirement, disqualification or removal, in each case in accordance with the bylaws of the Surviving Corporation.

Section 1.9. Plan of Reorganization. This Agreement is intended to be, and by being signed by Ironman, Sun and Merger Sub is, adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3.

Article II

EXCHANGE OF SHARES

Section 2.1. Exchange Agent and Exchange Fund. Prior to the Effective Time, Sun shall engage a bank or trust company designated by Sun and reasonably acceptable to Ironman, to act as exchange agent in connection with the Merger (the “Exchange Agent”). At or prior to the Effective Time, Sun shall deposit, or cause to be deposited, with the Exchange Agent, for exchange in accordance with this Article II through the Exchange Agent, certificates or, at Sun’s option, evidence in book-entry form, representing the Sun Ordinary Shares to be issued as Merger Consideration and an amount of cash sufficient to fund the payment of cash in lieu of fractional Sun Ordinary Shares that may be payable pursuant to Section 1.5(d). All such Sun Ordinary Shares and any cash deposited with the Exchange Agent are hereinafter referred to as the “Exchange Fund”.

Section 2.2. Exchange of Shares, Certificates and Book-Entry Shares.

(a) Procedures for Surrender.

(i) Ironman Certificates. As promptly as practicable after the Effective Time, Sun shall cause the Exchange Agent to mail to each holder of record of Ironman Certificates, which at the Effective Time were converted into the right to receive the Merger Consideration, a form of letter of transmittal (the “Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the Ironman Certificates shall pass, only upon delivery of the same (or affidavits of loss in lieu thereof) to the Exchange Agent and shall be in such form and have such other provisions as Sun may specify subject to Ironman’s reasonable approval), together with instructions thereto.

(ii) Ironman Book-Entry Shares. Any holder of any Ironman Book Entry Shares whose shares of Ironman Common Stock were converted pursuant to Section 1.5(a) into the right to receive the Merger Consideration shall not be required to deliver an Ironman Certificate (nor an affidavit of loss in lieu thereof nor an indemnity bond) or an executed Letter of Transmittal to the Exchange Agent to receive the Merger Consideration. In lieu thereof, each registered holder of one or more Ironman Book Entry Shares shall automatically upon the Effective Time be entitled to receive, and Sun shall cause the Exchange Agent to pay and deliver as promptly as practicable after the Effective Time, the Merger Consideration pursuant to the provisions of Article I and this Article II, and any amounts that such holder has the right to receive in respect of dividends or other distributions on shares of Sun Ordinary Shares in accordance with Section 2.2(c), for each share of Ironman Common Stock formerly represented by such Ironman Book Entry Share.

(b) Merger Consideration Received in Connection with Exchange. Upon (i) the surrender of the Ironman Certificates for cancellation to the Exchange Agent, or (ii) in the case of Ironman Book Entry Shares, the receipt of an “agent’s message” by the Exchange Agent, and in the case of Ironman Certificates together with the Letter of Transmittal, duly, completely and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such shares shall be entitled to receive in exchange therefor the Merger Consideration into which such shares of Ironman Common Stock have been converted pursuant to Section 1.5(a) (which may be in book-entry or uncertificated form), and in respect of any dividend or other distributions which the holder has the right to receive pursuant to Section 2.2(c), such dividend or distributions. In the event of a transfer of ownership of Ironman Common Stock which is not registered in the transfer records of Ironman, the proper number of Sun Ordinary Shares pursuant to Section 1.5(a) which the holder has the right to receive pursuant thereto and any dividends or other distributions which the holder has the right to receive pursuant to Section 2.2(c) may be issued to a transferee if the Ironman Certificate representing such Ironman Common Stock (or, in case of Ironman Book Entry Shares, proper evidence of such transfer), as the case may be, is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer and other similar Taxes have been paid. Until surrendered as contemplated by this Section 2.2(b), each share of Ironman Common Stock (including any Ironman Certificate with respect thereto) shall be deemed at any time from and after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration which the holder of such share of Ironman Common Stock was entitled to receive in respect of such shares pursuant to Section 1.5(a) and any dividends or other distributions pursuant to Section 2.2(c). No interest shall be paid or shall accrue on any cash payable upon surrender of any Ironman Certificate or in respect of Ironman Book Entry Shares.

(c) Dividends and Distributions With Respect to Sun Ordinary Shares. No dividends or other distributions declared or made with respect to Sun Ordinary Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Ironman Certificates with respect to the Sun Ordinary Shares issuable upon surrender thereof until the surrender of such Ironman Certificates in accordance with this Article II. Subject to applicable Law and Section 2.2(g), following surrender of any such Ironman Certificates there shall be paid to the holder of the Sun Ordinary Shares issued in exchange therefor, without interest, the amount of dividends or other distributions with a record date after the Effective Time which theretofore had become payable with respect to the Sun Ordinary Shares constituting the applicable Merger Consideration.

(d) No Further Ownership Rights in Ironman Common Stock. The Sun Ordinary Shares issued in accordance with the terms of this Article II upon conversion of any shares of Ironman Common Stock (including any cash paid pursuant to Section 1.5(d)) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Ironman Common Stock. If, after the Effective Time, any Ironman Certificates formerly representing shares of Ironman Common Stock or any Ironman Book Entry Shares are presented to Sun or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest received with respect thereto) that remains undistributed to the holders of Ironman Common Stock for twelve (12) months after the Effective Time shall be delivered to Sun, upon demand, and any holder of Ironman Common Stock who has not theretofore complied with this Article II shall thereafter look only to Sun for payment of its claim for Merger Consideration, and distributions to which such holder is entitled pursuant to this Article II, in each case without any interest thereon.

(f) No Liability. None of Ironman, Sun, Merger Sub or the Exchange Agent shall be liable to any Person in respect of any portion of the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Exchange Fund which remains unclaimed by the holders of Ironman Certificates or the holders of evidence of Ironman Book Entry Shares for five (5) years after the Effective Time (or immediately prior to such earlier date on which the Exchange Fund would otherwise escheat to, or become the property of, any Governmental Entity), shall, to the extent permitted by applicable Law, become the property of Sun, free and clear of all claims or interest of any Person previously entitled thereto.

(g) Withholding Rights.

(i) Each of the Surviving Corporation, Sun and the Exchange Agent and each of their respective Affiliates (each, a “Payor”) shall (i) be entitled to deduct and withhold (or cause to be deducted and withheld) from any payment payable pursuant to this Agreement (whether in cash, Capital Stock or otherwise) such amounts as are required to be deducted and withheld under applicable Tax Law and (ii) duly pay over to the appropriate Governmental Entity any amounts so deducted and withheld. To the extent that amounts are so withheld and remitted to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Each of the parties shall provide the other parties with prompt notice of any withholding it believes is required (other than withholding in respect of compensatory payments, and backup withholding). In the event that Payor receives a demand from the ITA to withhold any amount out of the amount held by such Payor for distribution to a particular payee, such Payor (i) shall promptly after receipt of such demand notify such payee of such matter and provide such payee with a reasonable period (which, in no event, shall be less than thirty (30) days, unless otherwise required in writing by the ITA or any applicable Tax Law) to attempt to delay such requirement or extend the period for complying with such requirement which shall be as evidenced by a written certificate, ruling or confirmation from the ITA, unless otherwise required in writing by the ITA or any applicable Tax Law. The parties shall cooperate in good faith and use commercially reasonable efforts to eliminate or reduce any such deduction or withholding (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding). Upon the written request of any Person with respect to which amounts were deducted or withheld, the Payor shall use commercially reasonable efforts to provide such Person with a copy of documentary evidence of remittance of such amounts.

(ii) Notwithstanding the provisions of clause (a) above, with respect to Israeli Taxes, a Payor shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amount payable pursuant to this Agreement; provided that, no tax shall be deducted or withheld from any payment to (1) a holder of Ironman Common Stock which holds less than 5% of the outstanding Ironman Stock, (2) a 5% or greater holder of the outstanding Ironman Common Stock as of 20 days prior to the Closing (the “Cut-Off Date”), subject to the delivery of the Residency Declaration (each, a “Payee”).

(iii) Notwithstanding the foregoing, the consideration payable to each Payee, who is 5% or greater holder of the outstanding Ironman Common Stock as of the Cut-Off Date, shall be retained by the Exchange Agent for the benefit of each such Payee until the first to occur of (x) (A) if such Payee indicates that such holder is an Israeli tax resident, upon delivery of a Valid Certificate, or (B) upon delivery of the Residency Declaration (and if a Payee has delivered such documentation prior to the Effective Time, then delivery of such documentation shall be deemed to have been made as of the Effective Time), and (y) to the date that is 180 days from the Closing Date (the “Withholding Drop Date”).

(iv) No Payor shall make any payments to any Payee or withhold any amounts for Israeli Taxes from the payments deliverable pursuant to this Agreement until such time as either the applicable documentation has been delivered pursuant to the immediately preceding subsection (iii)(x) or the occurrence of the Withholding Drop Date (and if a Payee indicates that it is an Israeli tax resident and timely delivers a Valid Certificate to the Payor, then the deduction and withholding of any Israeli Taxes shall be made only in accordance with the provisions of such Valid Certificate, and the balance of the payment that is not withheld shall be transferred to such Payee concurrently therewith subject to any non-Israeli withholding which is applicable to the payment (if any)). If any Payee that confirmed that it is an Israeli tax resident in the applicable documentation delivered to the Exchange Agent pursuant to subsection (iii)(x) or is a 5% or greater holder of the outstanding Ironman Common Stock as of the Cut-Off Date that has failed to make the Residency Declaration or, with respect to Israeli tax residents, has failed to provide the Payor with a Valid Certificate at least three (3) Business Days prior to the Withholding Drop Date, then the amount to be withheld from such Payee’s portion of Merger Consideration shall be calculated according to the applicable withholding rate in accordance with applicable Law.

(v) If a Payee confirms that it is an Israeli Tax resident in the applicable documentation delivered to the Exchange Agent pursuant to subsection (iii)(x)(A), or holds at least five percent (5%) of the outstanding Ironman Common Stock as of the Cut-Off Date and failed to provide the Exchange Agent with the Residency Declaration (and with respect to a Payee who is an Israeli tax resident, a Valid Certificate), the Payee shall provide to the Exchange Agent an amount in cash sufficient to satisfy such Israeli Taxes prior to the Withholding Drop Date. In the event that the Payee fails to provide the Exchange Agent with the full amount necessary to satisfy such Israeli Taxes no later than three Business Days before the Withholding Drop Date, the Exchange Agent shall be entitled to sell the Payee’s retained Sun Ordinary Shares, on behalf of and for the benefit of the Payee, on the open market to a Person other than Sun or any Affiliate of Sun, to the extent necessary to satisfy the full amount due with regards to such Israeli Taxes. Any cash proceeds from any such sale in excess of the amount of Israeli Taxes due with respect to such Payee, net of any expenses, shall be delivered to the applicable Payee and the Israeli Taxes shall be remitted to the ITA. For the avoidance of doubt, to the extent the Exchange Agent sells any Payee’s Sun Ordinary Shares, (i) the Exchange Agent shall be acting on behalf of and for the benefit of such Payee, solely as an agent of the Payee, for administrative convenience, (ii) the Payee shall be treated as the seller, and prior to the sale, the beneficial owner of such of Sun Ordinary Shares for all Tax purposes, including Tax reporting, and (iii) the Payee shall be responsible for, and hold the Exchange Agent and each of its respective representatives and Affiliates, harmless from, any Taxes arising as a result of the sale of such Payee’s Sun Ordinary Shares. Any costs or expenses incurred by the Exchange Agent in connection with any such sale shall be borne by, and deducted from the payment to, the applicable Payee.

(h) Lost Certificates. If any Ironman Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Ironman Certificate to be lost, stolen or destroyed (including a customary indemnity in respect thereof), the Exchange Agent shall issue, in exchange for such lost, stolen or destroyed Ironman Certificate, the Merger Consideration and any dividends and distributions deliverable in respect thereof pursuant to this Agreement.

(i) No Subsequent Transfers of Ironman Common Stock. After the Effective Time, there shall be no transfers on the stock transfer books of Ironman of the shares of Ironman Common Stock that were issued and outstanding immediately prior to the Effective Time.

Article III

REPRESENTATIONS AND WARRANTIES OF IRONMAN

Ironman represents and warrants to Sun that the statements contained in this Article III are true and correct except to the extent disclosed in (i) any Ironman SEC Documents filed or furnished with the SEC during the three (3) year period prior to the date of this Agreement and publicly available prior to the date of this Agreement (including exhibits and other information incorporated by reference therein, but excluding, in each case, any predictive, cautionary or forward looking disclosures including those contained under the captions “risk factors,” “forward looking statements” or any similar precautionary sections and any other disclosures contained therein that are predictive, cautionary or forward looking in nature); or (ii) the disclosure schedules delivered by Ironman to Sun at or before the execution and delivery by Ironman of this Agreement (the “Ironman Disclosure Schedules”) with such disclosure qualifying the representation or warranty only to the extent it makes reference to a specific section or sub-section of this Article III, or that it is reasonably apparent on the face of the disclosure that such disclosure qualifies or applies to another section or sub-section of this Article III.

Section 3.1. Organization, Standing and Power. Each of Ironman and each Ironman Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except, in the case of the Ironman Subsidiaries, where the failure to be so organized, existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have an Ironman Material Adverse Effect. Each of Ironman and the Ironman Subsidiaries has all requisite power and authority and possesses all governmental franchises, licenses, permits, authorizations, variances, exemptions, orders and approvals (collectively, “Permits”) necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted (the “Ironman Permits”), except where the failure to have such power or authority or to possess Ironman Permits, individually or in the aggregate, has not had and would not reasonably be expected to have an Ironman Material Adverse Effect. Each of Ironman and the Ironman Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have an Ironman Material Adverse Effect. Ironman has delivered or made available to Sun, prior to execution of this Agreement, a true and complete copy of the Certificate of Incorporation of Ironman, in effect as of the date of this Agreement (the “Ironman Certificate of Incorporation”) and the amended and restated by-laws of Ironman in effect as of the date of this Agreement. Such Ironman Certificate of Incorporation and by-laws are in full force and effect and Ironman is not, and has not been, in material violation of any of the provisions of the Ironman Certificate of Incorporation or such by-laws.

Section 3.2. Ironman Subsidiaries. Section 3.2 of the Ironman Disclosure Schedule sets forth the name and jurisdiction of organization of each Ironman Subsidiary and the name of all holders of all Capital Stock of each Ironman Subsidiary. The outstanding shares of Capital Stock in each Ironman Subsidiary have been validly issued and are fully paid and nonassessable and are owned by Ironman, by another Ironman Subsidiary or by Ironman and another Ironman Subsidiary, free and clear of all material pledges, liens, charges, mortgages, deeds of trust, rights of first offer or first refusal, options, encumbrances and security interests of any kind or nature whatsoever (collectively, with covenants, conditions, restrictions, easements, encroachments, title retention agreements or other third party rights or title defects of any kind or nature whatsoever, “Liens”), other than Permitted Liens, and free of any other material restriction (including any restriction on the right to vote, sell or otherwise dispose of such Capital Stock, voting securities or other equity interests), except for restrictions imposed by applicable securities laws.

Section 3.3. Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of Ironman consists of: (i) 500,000,000 shares of Class A common stock, $0.0001 par value per share (the “Ironman Common Stock”), of which 321,554,751 shares of Ironman Common Stock were issued and outstanding as of the date of this Agreement (including 29,339 shares of Ironman Common Stock that were subject to restricted stock awards under the Ironman Incentive Award Plans (“Ironman RSAs”)); and (ii) 50,000,000 shares of preferred stock, $0.0001 par value per share (the “Ironman Preferred Stock”), of which no shares of Ironman Preferred Stock were issued and outstanding as of the date of this Agreement.

(b) As of the date of this Agreement: (i) 6,636,623 shares of Ironman Common Stock are subject to issuance pursuant to outstanding options to purchase Ironman Common Stock under the Ironman Incentive Award Plans (the “Ironman Stock Options”); (ii) 22,990,164 shares of Ironman Common Stock are subject to restricted stock unit awards under the Ironman Incentive Award Plans (the “Ironman RSU Awards”, and, together with the Ironman Stock Options and the Ironman RSAs, the “Ironman Equity Awards”); (iii) 31,307,202 shares of Ironman Common Stock are reserved for future Ironman Equity Awards under the Ironman Incentive Award Plans; and (iv) there were outstanding $115,000,000 aggregate principal amount of Ironman Convertible Notes (with a Conversion Rate as of the date of this Agreement equal to 601.5038 shares of Ironman Common Stock per thousand dollar principal amount). Ironman has delivered or made available to Sun or its counsel copies of the Ironman Incentive Award Plans covering all of the Ironman Equity Awards outstanding as of the date of this Agreement, and the forms of stock option agreement, restricted stock award or restricted stock unit grant agreement, as applicable, evidencing such Ironman Equity Awards.

(c) Except as described in Section 3.3(a) and for options, rights, securities, instruments, obligations and plans referred to in Section 3.3(b), as of the date of this Agreement, there is no: (i) issued or outstanding Capital Stock of Ironman, (ii) outstanding subscription, option, call, warrant or right to acquire any shares of the Capital Stock of Ironman or any Ironman Subsidiary; or (iii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the Capital Stock of Ironman or an Ironman Subsidiary; or (iv) stockholder rights plan (or similar plan commonly referred to as a “poison pill”), or under which Ironman or an Ironman Subsidiary is or may become obligated to sell or otherwise issue any shares of its Capital Stock or any other securities.

(d) There are no voting trusts or other Contracts to which Ironman or any Ironman Subsidiary is a party or, to the Knowledge of Ironman to which any other Person is a party, with respect to the voting or registration of any shares of, or other equity interest in, Ironman or any Ironman Subsidiary.

Section 3.4. Authority; Execution and Delivery; Enforceability.

(a) Ironman has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the transactions contemplated by this Agreement, subject to the receipt of the Ironman Stockholder Approval. The Ironman Board at a meeting duly called and held in compliance with the requirements of the DGCL and the Ironman Certificate of Incorporation and the bylaws of Ironman, has adopted resolutions, by unanimous vote of all directors (i) approving the execution, delivery and performance of this Agreement; (ii) determining that entering into this Agreement is in the best interests of Ironman and its stockholders; (iii) declaring this Agreement and the transactions contemplated by this Agreement advisable; and (iv) recommending that Ironman’s stockholders vote in favor of the adoption of this Agreement and directing that such adoption be submitted to Ironman’s stockholders at the Ironman Stockholders’ Meeting. As of the date of this Agreement, such resolutions have not been amended or withdrawn. Except for the Ironman Stockholder Approval, no other corporate proceedings on the part of Ironman are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (except for the filing of the appropriate merger documents as required by the DGCL). Ironman has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Sun and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

(b) The affirmative votes of the holders of a majority of the outstanding shares of Ironman Common Stock as of the record date for the Ironman Stockholders’ Meeting, represented at a stockholder meeting of Ironman in person or by proxy and voting thereon, approving the adoption of this Agreement (the “Ironman Stockholder Approval”), is the only vote of the holders of any class or series of Ironman’s Capital Stock necessary to approve and adopt this Agreement, the Merger and the consummation of the other transactions contemplated hereby.

Section 3.5. No Conflicts; Consents.

(a) The execution and delivery by Ironman of this Agreement does not, and the performance by it of its obligations hereunder and the consummation of the Merger and the other transactions contemplated by this Agreement will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a requirement to obtain any consent, approval, clearance, waiver, Permit or order (“Consent”) or a right of payment, termination, cancellation or acceleration of any obligation, any obligation to make or to enable any third party to make, an offer to purchase or redeem any Indebtedness or Capital Stock or any loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Ironman or any Ironman Subsidiary, or give any Person the ability to materially delay or impede the ability of Ironman to consummate the Merger, under, any provision of (i) the Ironman Certificate of Incorporation, the Ironman bylaws or the comparable charter or organizational documents of any Ironman Subsidiary (assuming that the Ironman Stockholder Approval is obtained); (ii) any contract, lease, license, indenture, note, bond, agreement, concession, franchise or other instrument, whether oral or in writing, (a “Contract”) to which Ironman or any Ironman Subsidiary is a party or by which any of their respective properties or assets is bound and which would be considered an Ironman Material Contract or that would otherwise reasonably be expected to be material to Ironman and the Ironman Subsidiaries, taken as a whole; or (iii) subject to the filings and other matters referred to in Section 3.5(b), any judgment, order or decree (“Judgment”) or statute, law (including common law), ordinance, rule or regulation (“Law”), in each case, applicable to Ironman or any Ironman Subsidiary or their respective properties or assets (assuming that the Ironman Stockholder Approval is obtained); except for such Contracts, Judgments or Laws that would not reasonably be expected to have an Ironman Material Adverse Effect.

(b) No Consent of or from, or registration, declaration, notice or filing made to or with any federal, national, state, provincial or local, whether domestic or foreign, government or any court of competent jurisdiction, administrative agency or commission or other governmental or regulatory authority or instrumentality, whether domestic, foreign or supranational (a “Governmental Entity”) is required to be obtained or made by or with respect to Ironman or any Ironman Subsidiary in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Merger and the other transactions contemplated by this Agreement, other than (i) (A) the filing with the SEC of the Joint Proxy Statement; and (B) the filing with the SEC of such reports under, and such other compliance with, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations thereunder, as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement; (ii) compliance with and filings under the HSR Act, the DPA and such other compliance, Consents, registrations, declarations, notices or filings as are required to be observed, made or obtained under any foreign antitrust, competition, investment, trade regulation or similar Laws, including submission of the notice required under 22 C.F.R. section 122.4(b) of the International Traffic in Arms Regulations; (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which Ironman and Sun are qualified to do business; (iv) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the Merger Consideration; (v) such filings with NASDAQ and the NYSE as are required in connection with the Merger and the other transactions contemplated hereby; and (vi) such other Consents the absence of which would not, individually or in the aggregate, have had and would not reasonably be expected to have an Ironman Material Adverse Effect or prevent or materially delay the consummation of the Merger.

Section 3.6. SEC Documents; Undisclosed Liabilities.

(a) Since December 9, 2020, Ironman has filed or furnished all forms, statements, schedules, documents and reports required to be filed or furnished by it with the SEC, together with all certifications required pursuant to SOX (such forms, statements, schedules, documents and reports, the “Ironman SEC Documents”).

(b) Each of the Ironman SEC Documents (i) at the time filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) or the time at which it became effective, as the case may be, complied as to form in all material respects with the requirements of SOX and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Ironman SEC Document; and (ii) did not at the time it was filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) or at the time at which it became effective, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of Ironman included in the Ironman SEC Documents complied, at the time they were filed, as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of Ironman and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments). As of the date of this Agreement, (i) there are no outstanding unresolved comments with respect to Ironman or the Ironman SEC Documents filed with the SEC noted in comment letters or, to the Knowledge of Ironman, other correspondence received by Ironman or its attorneys from the SEC; and (ii) to the Knowledge of Ironman, there are no pending formal or informal investigations of Ironman by the SEC. Ironman is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(c) Except (i) as reflected or reserved against in Ironman’s consolidated balance sheet as of March 31, 2023 (or the notes thereto) as included in the Ironman SEC Documents; (ii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since March 31, 2023 or in connection with or contemplated by this Agreement; and (iii) for liabilities and obligations that, individually or in the aggregate, have not had or would not reasonably be expected to be material to Ironman and the Ironman Subsidiaries, taken as a whole, neither Ironman nor any Ironman Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, due or to become due, contingent or otherwise).

(d) Neither Ironman nor any of the Ironman Subsidiaries is a party to, or has any commitment to become a party to, (i) any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Ironman and any of the Ironman Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or (ii) any “off-balance-sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Ironman or any of the Ironman Subsidiaries in Ironman’s or such Ironman Subsidiary’s published financial statements or the Ironman SEC Document.

(e) Since March 31, 2023, none of Ironman, Ironman’s independent accountants, or the Ironman Board (or the audit committee of the Ironman Board) has received any oral or written notification of any (i) “significant deficiency” in the internal controls over financial reporting of Ironman, (ii) “material weakness” in the internal controls over financial reporting of Ironman or (iii) fraud, whether or not material, that involves management or other employees of Ironman who have a significant role in the internal controls over financial reporting of Ironman, and except as expressly described in the Ironman SEC Documents, there is no such, and as of March 31, 2023 there was no such, “significant deficiency” or “material weakness”. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

(f) Ironman maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of Ironman’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that Ironman’s receipts and expenditures are being made only in accordance with authorizations of Ironman’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Ironman’s assets that could have a material effect on Ironman’s financial statements. Except as described in the Ironman SEC Documents, (1) as of March 31, 2023, there were no material weaknesses in Ironman’s internal control over financial reporting (whether or not remediated) and (2) since March 31, 2023, there has been no change in Ironman’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Ironman’s internal control over financial reporting.

(g) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by Ironman are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Ironman in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Ironman, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of Ironman to make the certifications required under the Exchange Act with respect to such reports.

(h) Ironman has made available to Sun or its advisors true and complete copies of all written comment letters from the staff of the SEC since December 9, 2020 relating to the Ironman SEC Documents and all written responses of Ironman thereto through the date of this Agreement other than with respect to requests for confidential treatment. To the Knowledge of Ironman, as of the date of this Agreement, there are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or threatened, in each case regarding any accounting practices of Ironman.

Section 3.7. Information Supplied. None of the information supplied or to be supplied by Ironman for inclusion or incorporation by reference in the Form F-4 or the Joint Proxy Statement will, with respect to the Form F-4 at the time the Form F-4 or any amendment or supplement thereto is declared effective under the Securities Act and with respect to the Joint Proxy Statement at the time of filing and at the time of the filing and at the time of the Ironman Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

Section 3.8. Absence of Certain Changes or Events.

(a) Since March 31, 2023 through the date of this Agreement, there has not occurred any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have an Ironman Material Adverse Effect.

(b) Since March 31, 2023 through the date of this Agreement, except to the extent it relates to the events giving rise to and the discussion and negotiation of this Agreement and the transaction contemplated by this Agreement, each of Ironman and the Ironman Subsidiaries has conducted its respective business in the ordinary course consistent with past practice, in all material respects.

(c) Since March 31, 2023 through the date of this Agreement, neither Ironman nor any of the Ironman Subsidiaries has taken any action, except as set forth in Section 3.8(c) of the Ironman Disclosure Schedule, that, if taken after the date hereof, would constitute a breach of, or require the consent of Sun under Section 5.1(b).

Section 3.9. Employee Benefit Plans.

(a) Section 3.9(a) of the Ironman Disclosure Schedule sets forth a complete and accurate list of each material Ironman Benefit Plan. For the purposes of this Agreement, “Ironman Benefit Plan” means each employee benefit plan (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and whether or not for employees or service providers in the United States or outside of the United States, and each bonus, stock, stock option or other equity based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, employment, change-in-control, profit sharing, provident funds (including pension funds, managers’ insurance policies, further education funds or other similar funds), vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, and each insurance and other similar fringe or employee benefit plan, policy, program, agreement or arrangement, in each case, for the benefit of current or former employees or service providers (or any dependent or beneficiary thereof) of Ironman or any Ironman Subsidiary or any of their ERISA Affiliates and with respect to which Ironman or any Ironman Subsidiary has or may have any obligation or liability (whether actual or contingent), but excluding any plan, program, agreement, contract, policy or arrangement sponsored by a Governmental Entity. Notwithstanding the foregoing, Section 3.9(a) of the Ironman Disclosure Schedule need not identify an employment agreement or offer letter if such employment agreement or offer letter (x) relates to an employee whose annual base salary does not exceed $350,000 or (y) (A) relates to an employee working outside the United States, and (B) does not provide any severance or notice period in excess of 90 days or such longer period as may be required by applicable Law. With respect to each material Ironman Benefit Plan, Ironman has made available to Sun or its advisors (other than Ironman SEC Documents) correct and complete copies of, in each case, to the extent applicable, (i) summary plan descriptions, summaries of material modifications, and/or amendments related to such plans and any related trust agreement, (ii) the most recent financial statement and actuarial valuation, (iii) all material, non-routine filings and correspondence in the past three (3) years with any Governmental Entity, (iv) all material non-routine related agreements, insurance contracts and other agreements which implement each such Ironman Benefit Plan, and (v) all material, non-routine records, notices and filings concerning Governmental Entity audits or investigations.

(b) Each of the Ironman Benefit Plans has, in all material respects, been operated, administered and funded in accordance with its terms and in compliance with applicable Law, including ERISA, the Code and, in each case, the regulations thereunder. No liability under Title IV of ERISA has been incurred by Ironman, the Ironman Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and to the Knowledge of Ironman, no condition exists that is likely to cause Ironman, any Ironman Subsidiary or any of their ERISA Affiliates to incur any such liability. Except as has not had and does not constitute an Ironman Material Adverse Effect, all contributions or other amounts payable by Ironman or the Ironman Subsidiaries pursuant to each Ironman Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP or applicable international accounting standards. There are no pending, or to the Knowledge of Ironman, threatened material claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Ironman Benefit Plans or any trusts related thereto.

(c) No Ironman Benefit Plan is, and neither Ironman, an Ironman Subsidiary nor any ERISA Affiliate thereof contributes to, has within the previous six (6) years contributed to, presently contributes to or has any liability or obligation, whether fixed or contingent, with respect to (i) a multiemployer plan, as defined in Section 3(37) of ERISA, (ii) a single employer plan or other pension plan that is subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code, (iii) voluntary employee benefit association under Section 501(a)(9) of the Code, or (iv) a multiple employer plan, as described in Section 413(c) of the Code. No Ironman Benefit Plan is a multiple employer welfare arrangement, as defined in Section 3(40) of ERISA. Ironman, the Ironman Subsidiaries and each of their ERISA Affiliates are in compliance with the applicable requirements of Section 4980B of the Code and any similar state law in all material respects. Ironman and the Ironman Subsidiaries are in compliance with the applicable requirements of the Patient Protection and Affordable Care Act of 2010 in all material respects.

(d) No Ironman Benefit Plan provides health or welfare benefits coverage, including life insurance or medical benefits (whether or not insured), with respect to current or former service providers beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or other Law, the full cost of which is borne by the applicable service provider or such service provider’s dependents or beneficiaries.

(e) (i) Each of the Ironman Benefit Plans that is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or may rely on a preapproved plan opinion letter as to its qualification and (ii) to the Knowledge of Ironman, there are no existing circumstances or any events that have occurred that would reasonably be expected to materially and adversely affect the qualified status of any such plan. Each such favorable determination letter or opinion letter has been provided or made available to Sun or its advisors.

(f) Except as set forth in Section 3.9(f) of the Ironman Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the Merger or the other transaction contemplated by this Agreement (either alone or in conjunction with any other event), will or would reasonably be expected to (i) result in any material payment (including severance and unemployment compensation, forgiveness of Indebtedness or otherwise) or benefit becoming due to any current or former service provider of Ironman or an Ironman Subsidiary under any Ironman Benefit Plan or otherwise; (ii) materially increase any benefits or the compensation otherwise payable under any Ironman Benefit Plan; (iii) result in any acceleration of the time of payment, funding or vesting of any such compensation or benefits or any forgiveness of Indebtedness; (iv) result in any breach or violation of, or default under or limit Ironman’s or any Ironman Subsidiary’s right to amend, modify, terminate or transfer the assets of, any Ironman Benefit Plan or (v) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(g) Each Ironman Benefit Plan has been maintained and operated in documentary and operational compliance with Section 409A of the Code and applicable guidance thereunder or an available exemption therefrom.

(h) Neither Ironman nor any Ironman Subsidiary is a party to, and does not have any material obligation under any Ironman Benefit Plan to compensate any Person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.

(i) Except as would not, individually or in the aggregate, reasonably be excepted to constitute an Ironman Material Adverse Effect, each Ironman Benefit Plan, if any, which is maintained outside of the United States (an “Ironman Foreign Benefit Plan”) (i) has been operated in conformance with the applicable statutes or governmental regulations and rulings relating to such plans in the jurisdictions in which such Ironman Foreign Benefit Plan is present or operates and, to the extent relevant, the United States, (ii) that is intended to qualify for special tax treatment meet all requirements for such treatment and (iii) that is intended to be funded or book-reserved are fully funded or book reserved, as appropriate, based upon reasonable actuarial assumptions. Except as set forth in Section 3.9(i) of the Ironman Disclosure Schedule or as required by Law, no Ironman Foreign Benefit Plan is a defined benefit pension, superannuation, seniority premium, termination indemnity, provident fund, gratuity, long-service, jubilee or similar plan or arrangement.

Section 3.10. Labor Matters.

(a) Neither Ironman nor any Ironman Subsidiary is a party to, or bound by, any collective bargaining agreement, union memoranda of understanding, or other Contract with a labor or trade union, works council, labor organization or similar body involving any of its employees or employee representatives (a “Collective Bargaining Agreement”). Neither Ironman nor any Ironman Subsidiary is, nor has it during the last three (3) years been, subject to a strike or work stoppage and to the Knowledge of Ironman, there is no pending strike or work stoppage involving Ironman or any Ironman Subsidiary. There are no labor organizations representing, and to the Knowledge of Ironman there are no labor organizations purporting to represent or seeking to represent, any of Ironman’s or any Ironman Subsidiary’s employees. There are no, and during the last three (3) years there have been no, organizational campaigns, petitions, or other unionization activities with respect to the formation of a collective bargaining unit made or, to the Knowledge of Ironman, threatened involving employees of Ironman or any Ironman Subsidiary.

(b) Ironman and each Ironman Subsidiary is, and during the last three (3) years has been, in compliance with all applicable Laws relating to employment, including labor, employment, termination of employment, fringe benefits, immigration, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, mass layoffs, worker classification, harassment, discrimination, retaliation, payment of social security, exempt and non-exempt status, remote work, restrictive covenants, compensation and benefits, wages and hours of work, overtime, working during rest days, notices to employees, COVID-19 Measures, engagement of service providers, enforcement of labor laws, in each case except where such non-compliance has not had, and would not reasonably be expected to have, individually or in the aggregate, an Ironman Material Adverse Effect.

(c) No current or former employee, consultant, or independent contractor of Ironman or any Ironman Subsidiary has violated any confidentiality or proprietary information agreement or any restrictive covenant agreements, except for such violations that have not had, and would not reasonably be expected to have, individually or in the aggregate, an Ironman Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Ironman Material Adverse Effect, there are no proceedings pending, and as of the date of this Agreement neither Ironman nor any Ironman Subsidiary intends to bring any proceedings, against any current or former employee, consultant, or independent contractor of Ironman or any Ironman Subsidiary for alleged violations of any confidentiality or proprietary information agreement or any restrictive covenant agreements.

(d) During the last three (3) years, no written allegations of harassment, discrimination, sexual assault or sexual misconduct have been made against Ironman or, to Ironman’s Knowledge, any of the Ironman Subsidiaries or involving any current or former management-level employee of Ironman or any of the Ironman Subsidiaries, and neither Ironman nor any of the Ironman Subsidiaries have entered into any settlement agreements as a result of any written allegations of harassment, discrimination, sexual assault or sexual misconduct with any current or former management-level employee.

Section 3.11. Litigation. There are no claims, actions, suits, proceedings or investigations pending or, to the Knowledge of Ironman, threatened against Ironman or any Ironman Subsidiary, or any properties or assets of Ironman or any Ironman Subsidiary, before or by any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign, and, in the case of any such claims for damages, seek damages, in each case (or in any group of related claims, actions, suits, proceedings or investigations, or that arise from similar matters or circumstances), in excess of $1,000,000, or that seeks to prevent or restrict any part of the operation by Ironman of its business or use of its assets or that in any manner seeks to prevent, enjoin, alter, or materially delay the Merger or any of the other transactions contemplated hereby, other than claims, actions, suits, proceedings or investigations covered by one or more insurance policies as to which the insurer or insurers have indicated their intentions in writing to defend and pay in the aggregate damages up to the amount claimed.

Section 3.12. Compliance with Applicable Laws.

(a) Ironman and the Ironman Subsidiaries are in compliance in all material respects with all applicable Laws and Ironman Permits, including all applicable rules, regulations, directives or policies of any Governmental Entity. No action, demand or investigation by or before any Governmental Entity is pending or, to the Knowledge or Ironman, threatened alleging that Ironman or an Ironman Subsidiary is not in material compliance with any applicable Law or Ironman Permit or which challenges or questions the validity of any rights of the holder of any Ironman Permit.

(b) Ironman is, and for the last five (5) years has been, in compliance with and has not been and is not in violation of any applicable International Trade Law, Sanctions or Anti-Corruption Law except, in each case, where such violation, or failure to be in compliance, is not material to Ironman and the Ironman Subsidiaries, taken as a whole. Neither Ironman nor any Ironman Subsidiary has received any actual or threatened order, notice, or other communication from any Governmental Entity of any actual or potential material violation or material failure to comply with any International Trade Law, Sanctions or Anti-Corruption Law.

(c) Without limiting the generality of the foregoing, neither Ironman, the Ironman Subsidiaries, nor, to Ironman’s Knowledge, any of Ironman’s or Ironman Subsidiaries’ respective directors, officers or employees acting on behalf of Ironman or any Ironman Subsidiary, respectively, is a Sanctioned Person. To the Knowledge of Ironman, neither Ironman, the Ironman Subsidiaries, nor any of Ironman’s or the Ironman Subsidiaries’ respective directors, officers or employees acting on behalf of Ironman or any Ironman Subsidiary, respectively, or (ii) is or has been, in the past five (5) years, engaged in dealings or transactions, direct or indirect, in or involving Sanctioned Countries or Sanctioned Persons.

(d) For the past five (5) years, none of Ironman, an Ironman Subsidiary, any of their respective directors and officers, nor to the Knowledge of Ironman, any other stockholder, employee, agent or other Person acting on behalf of Ironman or an Ironman Subsidiary (i) has used any corporate or other funds for unlawful contributions, payments, gifts or entertainment; made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds; (ii) made any direct or indirect unlawful payment to any foreign or public or domestic government official or employee from corporate funds in violation of Anti-Corruption Laws; or (iii) has accepted or received any unlawful contributions, payments, gifts or expenditures.

(e) Ironman and each Ironman Subsidiary maintain and enforce policies and procedures reasonably designed to promote compliance with International Trade Laws, Sanctions and Anti-Corruption Laws.

Section 3.13. Environmental Matters. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have an Ironman Material Adverse Effect:

(a) Ironman and the Ironman Subsidiaries are now, and have been in the last three (3) years, in compliance with all Environmental Laws, and neither Ironman nor any Ironman Subsidiary has received any written communication from a Person that alleges that Ironman or any Ironman Subsidiary is in violation of, or has liability or obligations under, any Environmental Law or any Permit issued pursuant to Environmental Law;

(b) Ironman and the Ironman Subsidiaries have obtained and are in compliance with all Permits required to be obtained pursuant to any Environmental Law applicable to Ironman, the Ironman Subsidiaries and the real properties of Ironman and all such Permits are valid, in good standing and will not, to Ironman’s Knowledge, be subject to modification or revocation as a result of the transactions contemplated by this Agreement;

(c) there are no Environmental Claims pending or, to the Knowledge of Ironman, threatened against Ironman or any of the Ironman Subsidiaries, nor is Ironman or any of the Ironman Subsidiaries aware of any basis for such Environmental Claim;

(d) To Ironman’s Knowledge, there have been no Releases of any Hazardous Material that could reasonably be expected to form the basis of any Environmental Claim against (i) Ironman or any of the Ironman Subsidiaries, or (ii) against any Person whose liabilities for such Environmental Claims Ironman or any of the Ironman Subsidiaries has, or may have, retained or assumed, either contractually or by operation of Law; and

(e) neither Ironman nor any of the Ironman Subsidiaries has retained or assumed, either contractually or by operation of law, any liabilities or obligations that could reasonably be expected to form the basis of any Environmental Claim against Ironman or any of the Ironman Subsidiaries.

Section 3.14. Contracts.

(a) Section 3.14(a) of the Ironman Disclosure Schedule sets forth, as of the date of this Agreement, a true and complete list, and Ironman has made available to Sun prior to the date of this Agreement true and complete copies (including all material amendments, modifications, extensions, renewals, schedules, exhibits or ancillary agreements with respect thereto), of:

(i) each Contract that would be required to be filed by Ironman as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) each Contract to which Ironman or any of the Ironman Subsidiaries is a party involving expected annual revenues or expected annual expenditures in excess of $5,000,000 in 2023;

(iii) each Contract to which Ironman or any of the Ironman Subsidiaries is a party that restricts in any material respect the ability of Ironman or any of the Ironman Subsidiaries (A) to compete or engage in any line of business or with any Person in any geographical area, (B) to sell, supply or distribute any material Ironman Offering, use or enforce any material Intellectual Property Rights owned by or exclusively licensed to Ironman or any Ironman Subsidiary, (C) to solicit any (potential or actual) customer or supplier, or (D) that otherwise has the effect of materially restricting Ironman, the Ironman Subsidiaries or any of their respective affiliates (including Sun and its affiliates after the Effective Time) from the development, marketing or distribution of Ironman Offerings, in each case, in any geographic area;

(iv) each Contract to which Ironman or any of the Ironman Subsidiaries is a party that is material and obligates Ironman or an Ironman Subsidiary to conduct business with any third party on a preferential or exclusive basis, or that includes “most favored nation” or similar provisions;

(v) (A) each loan and credit agreement, Contract, note, debenture, bond, indenture, mortgage, security agreement, pledge, or other similar agreement pursuant to which any Indebtedness of Ironman or any of the Ironman Subsidiaries in excess of $5,000,000 is outstanding or may be incurred, other than any such agreement between or among Ironman and one or more wholly owned Ironman Subsidiaries and (B) each Contract governing or amending, modifying, supplementing or otherwise relating to the Ironman Indenture (including any hedging obligations entered into in connection therewith);

(vi) each partnership, joint venture or similar Contract to which Ironman or any of the Ironman Subsidiaries is a party relating to the formation, creation, operation, management or control of any partnership or joint venture or to the ownership of any equity interest in any entity or business enterprise other than the wholly owned Ironman Subsidiaries;

(vii) each Contract to which Ironman or any of the Ironman Subsidiaries is a party that contains covenants, indemnities or other continuing obligations (including “earnout” or other contingent payment obligations) that would reasonably be expected to result in the making by Ironman or any Ironman Subsidiary of future payments in excess of $5,000,000;

(viii) each Contract pursuant to which Ironman or the Ironman Subsidiaries receives from any third party a license or similar right to any Intellectual Property Right material to Ironman and the Ironman Subsidiaries taken as a whole, and that are not (A) non-exclusive licenses granted in the ordinary course of business; (B) Contracts under which open source technology is licensed; or (C) Contracts with current or former employees and service providers that were entered into in the ordinary course of business;

(ix) each Contract with a Governmental Entity to which Ironman or an Ironman Subsidiary is a party, and pursuant to which Ironman or an Ironman Subsidiary has any material future obligation other than the provision of Ironman Offerings in the ordinary course of business consistent with past practice; and

(x) each Contract that gives any Person the right to acquire any material assets of Ironman or any Ironman Subsidiary (excluding ordinary course commitments to purchase Ironman products) after the date hereof.

Each agreement, understanding or undertaking of the type described in this Section 3.14(a) is referred to herein as an “Ironman Material Contract”.

(b) Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have an Ironman Material Adverse Effect, (i) each Ironman Material Contract (including, for purposes of this Section 3.14(b), any Contract entered into after the date of this Agreement that would have been an Ironman Material Contract if such Contract existed on the date of this Agreement) is a valid, binding and legally enforceable obligation of Ironman or one of the Ironman Subsidiaries, as the case may be, and, to the Knowledge of Ironman, of the other parties thereto, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity; (ii) each such Ironman Material Contract is in full force and effect; (iii) none of Ironman or any of the Ironman Subsidiaries is (with or without notice or lapse of time, or both) in breach or default under any such Ironman Material Contract and, to the Knowledge of Ironman, no other party to any such Ironman Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder; (iv) to the Knowledge of Ironman, each other party to an Ironman Material Contract has performed all material obligations required to be performed by it under such Ironman Material Contract; and (v) no party to any Ironman Material Contract has given Ironman or any of the Ironman Subsidiaries notice (whether written or oral) of its intention to cancel, terminate, change the scope of rights under or fail to renew any Ironman Material Contract and neither Ironman nor any of the Ironman Subsidiaries, nor, to the Knowledge of Ironman, any other party to any Ironman Material Contract, has repudiated (whether orally or in writing) any material provision thereof. No Ironman Material Contract can be reasonably expected to prevent or materially delay the consummation of the Merger or any of the other transactions contemplated by this Agreement.

Section 3.15. Intellectual Property.

(a) Section 3.15(a) of the Ironman Disclosure Schedule sets forth a true, correct and complete list of all (i) Patents; (ii) Mark registrations and pending applications for Mark registrations; and (iii) material unregistered Marks included in the Owned Ironman IP.

(b) Except as has not been and would not reasonably be expected to have a Material Adverse Effect with respect to Ironman, (i) Ironman, or the applicable Ironman Subsidiary, is the sole and exclusive owner of all right, title and interest in and to the Owned Ironman IP, free and clear of all Liens (other than Permitted Liens); and (ii) the material Ironman Licensed IP is validly licensed to Ironman or the applicable Ironman Subsidiary pursuant to written, valid agreements. Neither the execution and delivery of this Agreement nor the consummation of the Merger or the other transaction contemplated by this Agreement will result in the termination or invalidity of any agreements pursuant to which the material Ironman Licensed IP is licensed to Ironman or the applicable Ironman Subsidiary.

(c) The Ironman Offerings and Owned Ironman IP do not infringe, misappropriate, dilute or otherwise violate (and did not in the past infringe, misappropriate, dilute or otherwise violate) any Intellectual Property Right of any Person, except as has not been and would not reasonably be expected to have a Material Adverse Effect. Neither Ironman, nor any Ironman Subsidiary, has received any written notice of, and there are no proceedings pending or, to the Knowledge of Ironman, threatened that relate to (i) any alleged invalidity with respect to any of the Owned Ironman IP; or (ii) any alleged infringement or misappropriation of any Intellectual Property Rights of any third party by Ironman or any Ironman Subsidiary.

(d) Ironman and the Ironman Subsidiaries have taken commercially reasonable measures to protect the confidentiality of any Owned Ironman IP that Ironman or the applicable Ironman Subsidiary considers to be a material trade secret. No prior or current employee or officer or any prior or current consultant or contractor of Ironman or any Ironman Subsidiary has asserted, or to the Knowledge of Ironman has claimed, any ownership in any Owned Ironman IP.

(e) Section 3.15(e) of the Ironman Disclosure Schedule lists all Contracts, licenses or other arrangements in effect as of the date of this Agreement under which Ironman or an Ironman Subsidiary has licensed, granted or conveyed to any third party any right, title or interest in or to any of Owned Ironman IP (other than non-exclusive licenses granted to customers in the ordinary course of business) to a competitor of Ironman or any Ironman Subsidiary.

(f) Except as set forth in Section 3.15(d), none of Ironman nor any Ironman Subsidiary is obligated to pay to any Person any material royalties, fees, commissions or other amounts for the use by Ironman or the Ironman Subsidiaries of any Intellectual Property Rights.

(g) No Ironman Intellectual Property Right is subject to any Contract containing any covenant or other provision that limits or restricts in any material manner, taken as a whole the ability of Ironman (i) to make, use, import, sell, offer for sale or promote any Ironman Offerings anywhere in the world; or (ii) to use, exploit, assert or enforce any of the material Ironman Intellectual Property Rights anywhere in the world.

(h) To the Knowledge of Ironman, no third party is challenging the right, title or interest of Ironman or an Ironman Subsidiary in, to or under, any Ironman Intellectual Property Rights, or the validity, enforceability or claim construction of any Patent included in the Registered Ironman Intellectual Property Rights. To the Knowledge of Ironman, there is no undisclosed opposition, cancellation, proceeding, or objection involving a third party, pending with regard to any of the Registered Ironman Intellectual Property Rights. Each of the officers, employees, contractors or consultants of Ironman or the Ironman Subsidiaries involved in the creation of their respective Intellectual Property Rights has executed and delivered to Ironman or the applicable Ironman Subsidiary an agreement regarding the protection of proprietary information. All current and former officers and employees of, and consultants and independent contractors to, Ironman or the Ironman Subsidiaries who have contributed to the creation or development of any material Ironman Intellectual Property Rights has executed a valid and enforceable written agreement with the Ironman or the applicable Ironman Subsidiary that assigns to Ironman or the applicable Ironman Subsidiary all rights, title and interest in and to any and all such Intellectual Property Rights and, to the extent applicable, irrevocably waives such Person’s moral rights in such Intellectual Property Rights.

(i) The registration of any Registered Ironman Intellectual Property Right is subsisting and in full force and effect, and all necessary registration, maintenance and renewal fees currently due in connection with the same have been made and to the Knowledge of Sun all necessary documents, recordations and certificates in connection with the same have been filed with the relevant patent, copyright, trademark or other authorities in the United States or other jurisdictions, as the case may be, for the purposes of maintaining and renewing such right, except where the failure to take any such action (i) was deemed unnecessary in the ordinary course of business; or (ii) would not be material to Ironman’s business. No registration or application for any such Registered Ironman Intellectual Property Right is subject to any payments, maintenance fees, or taxes or filings or actions falling due, including without limitation the filing of an affidavit of use, renewal, response to an official action, or other action required to maintain, perfect, preserve, or renew such Registered Ironman Intellectual Property Rights which has not been made.

(j) Ironman and the Ironman Subsidiaries are in material compliance with the terms and conditions of all licenses for the Open Source Software. Except as set forth in Section 3.15(j) of the Ironman Disclosure Schedule, Ironman and the Ironman Subsidiaries have not used Open Source Software in the Ironman Offerings in a manner that requires, that other Software incorporated into, derived from or distributed with such Open Source Software be (1) disclosed or distributed in source code form, (2) be licensed for the purpose of making derivative works, or (3) be redistributable at no charge.

(k) Except as would not, individually or in the aggregate, reasonably be expected to have an Ironman Material Adverse Effect, each of Ironman and the Ironman Subsidiaries is in compliance, and has for the past three (3) years complied, with all applicable Ironman Data Protection Requirements. To the Knowledge of Ironman, the information technology assets and equipment of each of Ironman and the Ironman Subsidiaries (collectively, “Ironman IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the businesses of each of Ironman and the Ironman Subsidiaries as currently conducted. Each of Ironman and the Ironman Subsidiaries has, for the past (3) years, taken commercially reasonable steps designed to ensure that all Personal Data, Ironman Business Data, and Ironman IT Systems maintained by or on behalf of each of Ironman and the Ironman Subsidiaries are protected against loss and unauthorized access, use, modification or disclosure, and, to the Knowledge of Ironman, there have been no material incidents regarding the same that would require notification of individuals, law enforcement, or any Governmental Entity under any applicable Data Protection Law, or that would reasonably be expected to have, individually or in the aggregate, an Ironman Material Adverse Effect. In the past three (3) years, neither Ironman nor any of the Ironman Subsidiaries, has received written communication from any Governmental Entity that alleges that Ironman or any of the Ironman Subsidiaries is not in compliance with any Data Protection Laws, except as would not reasonably be expected to have, individually or in the aggregate, an Ironman Material Adverse Effect.

Section 3.16. Real Property. Except as would not reasonably be expected to have, either individually or in the aggregate, an Ironman Material Adverse Effect, Ironman and the Ironman Subsidiaries (a) have marketable and valid title to all the real property reflected in the latest audited balance sheet included in the Ironman SEC Documents as being owned by Ironman or an Ironman Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Ironman Owned Properties”), free and clear of all material Liens, except Permitted Liens; and (b) have valid leasehold estates in all material real property leased, subleased, licensed or otherwise occupied by Ironman or the Ironman Subsidiaries as reflected in the latest audited statements included in such Ironman SEC Documents or acquired after the date thereof (except for leases that have expired by their terms since the date thereof or have been terminated by Ironman or its Subsidiary) (such leasehold estates, collectively with the Ironman Owned Properties, the “Ironman Real Property”), free and clear of all material Liens, except for Permitted Liens, and no event or condition exists which constitutes or, after notice or lapse of time or both, would reasonably be expected to constitute, a material breach or default on the part of Ironman or any of the Ironman Subsidiaries, or to the knowledge of Ironman, any other party thereto, of or under any such lease, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have an Ironman Material Adverse Effect. There are no pending or, to the knowledge of Ironman, threatened condemnation proceedings against the Ironman Real Property, except as would not, individually or in the aggregate, reasonably be expected to have an Ironman Material Adverse Effect.

Section 3.17. Tax.

(a) Except as has not had, and would not reasonably be expected to have, an Ironman Material Adverse Effect, individually or in the aggregate:

(i) Each of Ironman and the Ironman Subsidiaries has timely filed, or has caused to be timely filed on its behalf, all Tax Returns required to be filed by it, and all such Tax Returns are true, complete and accurate and prepared in compliance in all respects with all applicable Laws. All Taxes (whether or not shown to be due on such Tax Returns) have been timely paid.

(ii) Each of Ironman and the Ironman Subsidiaries has (A) timely withheld and paid to the appropriate Tax authority all amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third-party and (B) otherwise complied with all applicable law relating to the withholding, collection, and remittance of Taxes (including information reporting requirements).

(iii) No deficiency with respect to any Taxes has been proposed, asserted or assessed by a Governmental Entity against Ironman or any of the Ironman Subsidiaries, and no requests for waivers of the time to assess any such Taxes are pending.

(iv) There is no audit, proceeding or investigation now pending against or with respect to Ironman or any of the Ironman Subsidiaries in respect of any Tax or Tax asset and neither Ironman nor any of the Ironman Subsidiaries has received any written notice of any proposed audit, proceeding or investigation with regard to any such Tax or Tax asset.

(v) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into by, or issued by any Tax authority with respect to any of, Ironman or the Ironman Subsidiaries which agreement or ruling would be effective after the Closing Date.

(vi) There are no Liens for Taxes (other than for current Taxes not yet due and payable) on the assets of Ironman or any of the Ironman Subsidiaries.

(vii) Neither Ironman nor any Ironman Subsidiary has entered into or has been a “material advisor” with respect to any transactions that are or would be part of any “reportable transaction” or that could give rise to any list maintenance obligation under Sections 6011, 6111, or 6112 of the Code (or any similar provision under any state or local Law) or the Treasury Regulations thereunder.

(viii) During the two (2) year period ending on the date of this Agreement, neither Ironman nor any Ironman Subsidiary was a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code.

(ix) Neither Ironman nor any Ironman Subsidiary (i) has been a member of an affiliated group filing a consolidated, combined, affiliated, unitary or similar Tax Return (other than a group the common parent of which was Ironman or any Ironman Subsidiary) or (ii) has any liability for the Taxes of any Person (other than Ironman or any Ironman Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or as a transferee or successor.

(x) In the past three (3) years, no written claims have been made by any Tax authority in a jurisdiction where Ironman or any Ironman Subsidiary does not file a Tax Return that Ironman or such Ironman Subsidiary is or may be subject to Taxation by that jurisdiction with respect to Taxes that would be the subject of such Tax Return, which claims have not been resolved or withdrawn.

(xi) Neither Ironman nor any Ironman Subsidiary is a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than (i) one that is included in a commercial Contract entered into in the ordinary course of business that is not primarily related to Taxes, or (ii) one the only parties to which are Ironman or other Ironman Subsidiaries).

(xii)  Ironman is, and has always been, treated as a corporation for U.S. federal income tax purposes. Section 3.17(a)(xii) of the Ironman Disclosure Schedule sets forth all elections made by Ironman or any Ironman Subsidiary pursuant to Treasury Regulations Section 301.7701-3.

(xiii) Neither Ironman nor any of the Ironman Subsidiaries has taken advantage of any relief or Tax deferral provisions or any carryback of net operating losses or similar Tax items related to COVID-19 for Tax purposes whether federal, state, local or foreign, including the CARES Act.

(xiv) The most recent financial statements contained in the Ironman SEC Documents reflect an adequate reserve for all Taxes payable by Ironman and the Ironman Subsidiaries (excluding any reserve for deferred Taxes to reflect timing differences between book and Tax items) for all Taxable periods and portions thereof through the date of such financial statements.

(xv) Ironman and each Ironman Subsidiary is a Tax resident only in its jurisdiction of formation. Ironman and each Ironman Subsidiary is and has always been a non-Israeli resident company that has no activities, assets or a permanent establishment (within the meaning of an applicable Tax treaty) in Israel, and its activities are, and have always been controlled and managed outside of Israel. None of Ironman’s directors, officers, managers and general managers is an Israeli resident. To the Knowledge of Ironman, no more than 25% of the total number of all issued and outstanding shares of Ironman, in the aggregate, are held by any Persons who are Israeli residents for Tax purposes.

(b) No Ironman Subsidiary which was not created or organized in the United States such that such entity would be taxable in the United States as a domestic entity pursuant to United States Treasury Regulations Section 301.7701-5(a) (each, a “non-U.S. Ironman Subsidiary”) is or has ever been a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code. Each non-U.S. Ironman Subsidiary is, and has been since formation, a Tax resident only in its jurisdiction of incorporation for Tax purposes and is not and has not been treated as having a permanent establishment (within the meaning of an applicable Tax treaty), branch or taxable presence in any jurisdiction other than its jurisdiction of incorporation.

(c) Neither Ironman nor any Ironman Subsidiary has taken any action or agreed to take any action, or is aware of any fact or circumstance, that could reasonably be expected to cause Sun to be treated as (i) a Tax resident of any jurisdiction other than Israel following the Merger, (ii) a “domestic corporation” (as such term is defined in Section 7701 of the Code) as a result of the application of Section 7874(b) of the Code or (iii) a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code after the Closing Date.

(d) None of the outstanding options or warrants (if any) to purchase or acquire Ironman Common Stock (i) were issued by Ironman (or any current or former Ironman Affiliate) with an exercise price that was less than the fair value of the underlying Ironman Common Stock (or Subsidiary shares) for which the options or warrants were exercisable at the time such options or warrants were issued, (ii) are, or have ever been, properly treated as stock for U.S. federal income tax purposes, or (iii) were issued with terms such that a holder of such warrants could be reasonably expected to be economically compelled to exercise such warrants.

Section 3.18. Related Party Transactions. As of the date of this Agreement, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Ironman or any Ironman Subsidiary, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Ironman or any Ironman Subsidiary or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Ironman Common Stock (or an affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing) on the other hand, of the type required to be reported in any Ironman SEC Document pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been so disclosed.

Section 3.19. Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, an Ironman Material Adverse Effect, as of the date hereof, (a) all current, material insurance policies of Ironman and the Ironman Subsidiaries are in full force and effect and are valid and enforceable and cover against the risks as are customary in all material respects for companies of similar size in the same or similar lines of business and (b) all premiums due thereunder have been paid. Neither Ironman nor any of the Ironman Subsidiaries has received notice of cancellation or termination with respect to any material third party insurance policies or Contracts (other than in connection with normal renewals of any such insurance policies or Contracts) where such cancellation or termination would reasonably be expected to have, individually or in the aggregate, an Ironman Material Adverse Effect.

Section 3.20. Brokers’ Fees and Expenses. Except as set forth on Section 3.20 of the Ironman Disclosure Schedule, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Ironman.

Section 3.21. Reorganization. Neither Ironman nor any of the Ironman Subsidiaries has taken any action or agreed to take any action, or is aware of any fact or circumstance, that could reasonably be expected to impede or prevent the transactions contemplated hereby, including the Merger and the exchange of Ironman Common Stock by the holders thereof for Sun Ordinary Shares, from qualifying for (a) the Intended U.S. Tax Treatment or (b) the exception provided under Treasury Regulations Section 1.367(a)-3(c) (other than with respect to an Excepted Stockholder).

Section 3.22. Opinion of Financial Advisor. Ironman has received the opinion of Stifel, Nicolaus & Company Incorporated, the financial advisor of Ironman, in writing or orally (in which case such opinion will be subsequently confirmed in writing) to the effect that, as of the date of such opinion, and subject to the assumptions, qualifications, limitations and other matters set forth in the written opinion, the Exchange Ratio is fair, from a financial point of view, to the holders of Ironman Common Stock (other than Ironman, any direct or indirect wholly-owned Ironman Subsidiary, or Sun or Merger Sub).

Section 3.23. Stock Ownership. As of the date of this Agreement, neither Ironman nor any Ironman Subsidiary beneficially owns (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder) any shares of Capital Stock of Sun. None of Ironman or any of their respective “affiliates” or “associates” (as such term is defined in Section 203 of the DGCL (“Section 203”)) is, and was not at any time within the three (3) year period preceding the date hereof, an “interested stockholder” of Sun as such term is defined in Section 203. Assuming the accuracy of Sun’s representations and warranties set forth in Section 4.25, the Ironman Board has taken all action necessary to render inapplicable to this Agreement and the transactions contemplated hereby any Takeover Statute or any takeover or anti-takeover provision in the Ironman Certificate of Incorporation.

Section 3.24. No Other Representations or Warranties. Except for the representations and warranties made by Sun in Article IV, Ironman acknowledges that none of Sun, the Sun Subsidiaries or any other Person on behalf of Sun makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement. In particular, without limiting the foregoing acknowledgement and disclaimer, neither Sun, Merger Sub, nor any other Person makes or has made any representation or warranty to Ironman or any of its Affiliates or Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospective information relating to Sun, Merger Sub, any Sun Subsidiary or their respective businesses; or (b) except for the representations and warranties made by Sun in Article IV, any oral or written information presented to Ironman or any of its Affiliates or Representatives in the course of their due diligence investigation of Sun and Merger Sub, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

Article IV

REPRESENTATIONS AND WARRANTIES OF SUN AND MERGER SUB

Sun represents and warrants to Ironman that the statements contained in this Article IV are true and correct except to the extent disclosed in (i) any Sun SEC Documents filed or furnished with the SEC during the three (3) year period prior to the date of this Agreement and publicly available prior to the date of this Agreement (including exhibits and other information incorporated by reference therein, but excluding, in each case, any predictive, cautionary or forward looking disclosures including those contained under the captions “risk factors,” “forward looking statements” or any similar precautionary sections and any other disclosures contained therein that are predictive, cautionary or forward looking in nature); or (ii) the disclosure schedules delivered by Sun to Ironman at or before the execution and delivery by Sun of this Agreement (the “Sun Disclosure Schedules”) with such disclosure qualifying the representation or warranty only to the extent it makes reference to a specific section or sub-section of this Article IV, or that it is reasonably apparent on the face of the disclosure that such disclosure qualifies or applies to another section or sub-section of this Article IV.

Section 4.1. Organization, Standing and Power. Each of Sun and each Sun Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except, in the case of the Sun Subsidiaries, where the failure to be so organized, existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Sun Material Adverse Effect. Each of Sun and the Sun Subsidiaries has all requisite power and authority and possesses all Permits necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted (the “Sun Permits”), except where the failure to have such power or authority or to possess Sun Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Sun Material Adverse Effect. Each of Sun and the Sun Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Sun Material Adverse Effect. Sun has delivered or made available to Ironman, prior to execution of this Agreement, a true and complete copy of the articles of association of Sun (the “Current Sun Articles”) and the memorandum of association of Sun, in each case in effect as of the date of this Agreement. Such Current Sun Articles and memorandum of association of Sun are in full force and effect and Sun is not, and has not been, in violation of any of the provisions of its Current Sun Articles. Sun is not a “breaching company” as such term is defined under the Israeli Companies Law, and no Sun Subsidiary which is incorporated under the Laws of Israel, is a “breaching company” as such term is defined under the Israeli Companies Law to the extent that such status of a Sun Subsidiary would not reasonably be expected to have a Sun Material Adverse Effect.

Section 4.2. Issuance of Sun Shares; Merger Sub. All of the Sun Ordinary Shares to be issued in the Merger pursuant to this Agreement and delivered pursuant hereto will, at such times, be duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights. Merger Sub has been formed solely for the purpose of executing and delivering this Agreement and consummating the transactions contemplated hereby. Merger Sub has not engaged in any business or activity other than activities related to its corporate organization and the execution and delivery of this Agreement and the other agreements and instruments contemplated hereby and has no assets or liabilities except as necessary for such purpose.

Section 4.3. Sun Subsidiaries. Section 4.3 of the Sun Disclosure Schedule sets forth the name and jurisdiction of organization of each Sun Subsidiary and the name of all holders of all Capital Stock of each Sun Subsidiary. The outstanding shares of Capital Stock in each Sun Subsidiary have been validly issued and are fully paid and nonassessable and are owned by Sun, by another Sun Subsidiary or by Sun and another Sun Subsidiary, free and clear of all material Liens, other than Permitted Liens, and free of any other material restriction (including any restriction on the right to vote, sell or otherwise dispose of such Capital Stock, voting securities or other equity interests), except for restrictions imposed by applicable securities laws.

Section 4.4. Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of Sun consists of: (i) 180,000,000 ordinary shares, with a nominal amount of NIS 0.01 each (the “Sun Ordinary Shares”), of which 67,086,000 Sun Ordinary Shares were issued and outstanding as of the date of this Agreement.

(b) As of the date of this Agreement: (i) 1,613,068 Sun Ordinary Shares are subject to issuance pursuant to outstanding options under the Stratasys Ltd. 2012 Omnibus Equity Incentive Plan, as amended and the Stratasys Ltd. 2022 Share Incentive Plan, as amended, respectively (the “Sun Options” and the “Sun Equity Plans”, as applicable); (ii) 4,033,336 Sun Ordinary Shares are subject to restricted stock units under the Sun Equity Plans (the “Sun RSUs”, and together with the Sun Options, the “Sun Equity Awards”); (iii) 5,646,394 Sun Ordinary Shares are reserved for future Sun Equity Awards under the Sun Equity Plans; (iv) 249,570 Sun Ordinary Shares are reserved for issuance upon exercise of purchase rights under the Stratasys Ltd. 2021 Employee Share Purchase Plan (the “Sun ESPP”); and (v) a maximum of 5,200,000 Sun Ordinary Shares could be delivered pursuant to the Sun ESPP upon exercise of the outstanding purchase rights, based on the closing price of a Sun Ordinary Share at the beginning of the Offering Period (as defined in the Sun ESPP) in effect on the date of this Agreement and the Sun ESPP participants’ elections as of the date of this Agreement. Sun has delivered or made available to Ironman or its counsel copies of the Sun Equity Plans covering all of the Sun Equity Awards outstanding as of the date of this Agreement, the Sun ESPP, and the forms of stock option agreement or restricted stock unit grant agreement, as applicable, evidencing such Sun Equity Awards. All Sun Equity Awards were validly granted and properly and duly approved by Sun.

(c) Except as described in Section 4.4(a) and for options, rights, securities, instruments, obligations and plans referred to in Section 4.4(b), and except for the rights issued under the Sun Rights Plan, as of the date of this Agreement, there is no: (i) issued or outstanding Capital Stock of Sun; (ii) outstanding subscription, option, call, warrant or right to acquire any shares of the capital stock of Sun or any Sun Subsidiary; or (iii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock of Sun or a Sun Subsidiary, or under which Sun or a Sun Subsidiary is or may become obligated to sell or otherwise issue any shares of its Capital Stock or any other securities.

(d) The authorized capital stock of Merger Sub consists of 100,000 shares of common stock, par value $0.0001 per share, 10,000 of which are issued and outstanding as of the date of this Agreement and held by Sun. All of the outstanding shares of Merger Sub common stock have been duly authorized and validly issued, and are fully paid and nonassessable.

(e) There are no voting trusts or other Contracts to which Sun or any Sun Subsidiary is a party or, to the Knowledge of Sun to which any other Person is a party, with respect to the voting or registration of any shares of, or other equity interest in, Sun or any Sun Subsidiary.

Section 4.5. Authority; Execution and Delivery; Enforceability.

(a) Sun and Merger Sub have all requisite corporate power and authority to execute and deliver this Agreement, to perform their obligations hereunder and to consummate the Merger and the transactions contemplated by this Agreement, subject to the receipt of the Sun Shareholders Approval. The Sun Board (or, if appropriate, any committee thereof), at a meeting duly called and held in compliance with the requirements of Israeli Companies Law and the Current Sun Articles, has adopted resolutions, by unanimous vote of all directors (i) approving the execution, delivery and performance of this Agreement and the consummation of the Merger upon the terms and subject to the conditions contained herein; (ii) recommending that Sun Amended Articles of Association be approved by Sun’s shareholders as the articles of association of Sun; (iii) determining that entering into this Agreement is in the best interests of Sun and its shareholders; (iv) declaring this Agreement and the transactions contemplated by this Agreement advisable; (v) recommending that Sun’s shareholders vote in favor of the matters detailed in the definition of Sun Shareholder Approval and directing that such matters be submitted to Sun’s shareholders for approval at the Sun Shareholders’ Meeting; and (vi) approving the filing of the Form F-4. As of the date of this Agreement, such resolutions have not been amended or withdrawn. Except for the Sun Shareholder Approval, no other corporate proceedings on the part of Sun are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (except for the filing of the appropriate merger documents as required by the DGCL). Sun and Merger Sub have duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Ironman, this Agreement constitutes its legal, valid and binding obligation, enforceable against each of them in accordance with its terms.

(b) The affirmative votes of the holders of a majority of the outstanding Sun Ordinary Shares as of the record date for the Sun Shareholders’ Meeting, represented at a general meeting of Sun in person or by proxy and voting thereon, approving (i) an increase of the authorized share capital of Sun (by such amount as is at least sufficient to permit the issuance of the Sun Ordinary Shares issuable upon consummation of the Merger); (ii) the adoption of the Sun Amended Articles of Association as the articles of association of Sun with effect from immediately prior to the Effective Time; (iii) the directors and officers insurance policy to be procured (or extended) by Sun for the benefit of the members of the Combined Company Board as well as indemnification agreements with respect to Ironman Designees (to the extent not otherwise covered thereby); (iv) appointing the persons designated pursuant to Section 6.12(b) as members of the Combined Company Board, and (v) the issuance of the Sun Ordinary Shares issuable upon consummation of the Merger (collectively, the “Sun Shareholder Approval”), are the only votes of the holders of any class or series of Sun’s Capital Stock necessary to approve this Agreement, the Merger and the consummation of the other transactions contemplated hereby.

Section 4.6. No Conflicts; Consents.

(a) The execution and delivery by Sun of this Agreement does not, and the performance by it of its obligations hereunder and the consummation of the Merger and the other transactions contemplated by this Agreement will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a requirement to obtain any Consent or a right of payment, termination, cancellation or acceleration of any obligation, any obligation to make or to enable any third party to make, an offer to purchase or redeem any Indebtedness or Capital Stock or any loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Sun or any Sun Subsidiary, or give any Person the ability to materially delay or impede the ability of Sun to consummate the Merger, under, any provision of (i)  the Current Sun Articles or the comparable charter or organizational documents of any Sun Subsidiary (assuming that the Sun Shareholder Approval is obtained); (ii) any Contract to which Sun or any Sun Subsidiary is a party or by which any of their respective properties or assets is bound and which would be considered a Sun Material Contract or that would otherwise reasonably be expected to be material to Sun and the Sun Subsidiaries, taken as a whole; or (iii) subject to the filings and other matters referred to in Section 4.6(b), any Judgment or Law, in each case, applicable to Sun or any Sun Subsidiary or their respective properties or assets (assuming that the Sun Shareholder Approval is obtained), except for such Judgments or Laws that would not reasonably be expected to have a Sun Material Adverse Effect.

(b) No Consent of or from, or registration, declaration, notice or filing made to or with any Governmental Entity is required to be obtained or made by or with respect to Sun or any Sun Subsidiary in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Merger and the other transactions contemplated by this Agreement, other than (i) (A) the filing with the SEC and declaration of effectiveness under the Securities Act, of the registration statement on Form F-4 in connection with the issuance by Sun of the Merger Consideration (the “Form F-4”); and (B) the filing with the SEC of such reports under, and such other compliance with, the Exchange Act, and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement; (ii) compliance with and filings under the HSR Act, the DPA and such other compliance, Consents, registrations, declarations, notices or filings as are required to be observed, made or obtained under any foreign antitrust, competition, investment, trade regulation or similar Laws, including submission of the notice required under 22 C.F.R. section 122.4(b) of the International Traffic in Arms Regulations; (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which Sun and Ironman are qualified to do business; (iv) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the Merger Consideration; (v)  such filings with NASDAQ and the NYSE as are required in connection with the Merger, the listing of the Merger Consideration and the other transactions contemplated hereby; and (vi) such other Consents the absence of which would not, individually or in the aggregate, have had and would not reasonably be expected to have a Sun Material Adverse Effect or prevent or materially delay the consummation of the Merger, and (vii) such other notices or filings required under the Israeli Companies Law with respect to the consummation of the Merger, including the issuance of the Merger Consideration, the adoption of the Sun Amended Articles of Association as the articles of association of Sun with effect from immediately prior to the Effective Time and the appointment of the persons designated pursuant to Section 6.12(b) as members of the Combined Company Board.

Section 4.7. SEC Documents; Undisclosed Liabilities.

(a) During the past three (3) years, Sun has filed or furnished all forms, statements, schedules, documents and reports required to be filed or furnished by it with the SEC (such forms, statements, schedules, documents and reports, the “Sun SEC Documents”).

(b) Each of the Sun SEC Documents (i) at the time filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) or the time at which it became effective, as the case may be, complied as to form in all material respects with the requirements of SOX and the Exchange Act or the Securities Act or the Israeli Securities Law (where applicable), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Sun SEC Document; and (ii) did not at the time it was filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) or at the time at which it became effective, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of Sun included in the Sun SEC Documents complied, at the time they were filed, as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of Sun and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments). As of the date of this Agreement, (i) there are no outstanding unresolved comments with respect to Sun or the Sun SEC Documents filed with the SEC or ISA noted in comment letters or, to the Knowledge of Sun, other correspondence received by Sun or its attorneys from the SEC or ISA and (ii) to the Knowledge of Sun, there are no pending formal or informal investigations of Sun by the SEC or ISA. Sun is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ.

(c) Except (i) as reflected or reserved against in Sun’s consolidated balance sheet as of March 31, 2023 (or the notes thereto) as included in the Sun SEC Documents; (ii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since March 31, 2023 or in connection with or contemplated by this Agreement; and (iii) for liabilities and obligations that, individually or in the aggregate, have not had or would not reasonably be expected to be material to Sun and the Sun Subsidiaries, taken as a whole, neither Sun nor any Sun Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, due or to become due, contingent or otherwise).

(d) Neither Sun nor any of the Sun Subsidiaries is a party to, or has any commitment to become a party to, (i) any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Sun and any of the Sun Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or (ii) any “off-balance-sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Sun or any of the Sun Subsidiaries in Sun’s or such Sun Subsidiary’s published financial statements or the Sun SEC Document.

(e) Since March 31, 2023, none of Sun, Sun’s independent accountants, or the Sun Board (or the audit committee of the Sun Board) has received any oral or written notification of any (i) “significant deficiency” in the internal controls over financial reporting of Sun, (ii) “material weakness” in the internal controls over financial reporting of Sun or (iii) fraud, whether or not material, that involves management or other employees of Sun who have a significant role in the internal controls over financial reporting of Sun. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

(f) Sun maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of Sun’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that Sun’s receipts and expenditures are being made only in accordance with authorizations of Sun’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Sun’s assets that could have a material effect on Sun’s financial statements. Except as described in the Sun SEC Documents, (1) as of March 31, 2023, there were no material weaknesses in Sun’s internal control over financial reporting (whether or not remediated) and (2) since March 31, 2023, there has been no change in Sun’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Sun’s internal control over financial reporting.

(g) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by Sun are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Sun in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Sun, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of Sun to make the certifications required under the Exchange Act with respect to such reports.

(h) Sun has made available to Ironman or its advisors true and complete copies of all written comment letters from the staff of the SEC during the last three (3) years prior to the date of this Agreement relating to the Sun SEC Documents and all written responses of Sun thereto through the date of this Agreement other than with respect to requests for confidential treatment. To the Knowledge of Sun, as of the date of this Agreement, there are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or threatened, in each case regarding any accounting practices of Sun.

Section 4.8. Information Supplied. None of the information supplied or to be supplied by Sun for inclusion or incorporation by reference in the Form F-4 or the Joint Proxy Statement will, with respect to the Form F-4 at the time the Form F-4 or any amendment or supplement thereto is declared effective under the Securities Act and with respect to the Joint Proxy Statement at the time of the filing and at the time of the Sun Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The Form F-4 will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder, except that no representation is made by Sun with respect to statements made or incorporated by reference therein based on information supplied by Ironman for inclusion or incorporation by reference therein. The NASDAQ listing application will comply as to form in all material respects with the requirements of NASDAQ, except that no representation is made by Sun with respect to statements made or incorporated by reference therein based on information supplied by Ironman for inclusion or incorporation by reference therein.

Section 4.9. Absence of Certain Changes or Events.

(a) Since March 31, 2023 through the date of this Agreement, there has not occurred any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Sun Material Adverse Effect.

(b) Since March 31, 2023 through the date of this Agreement, except to the extent it relates to the events giving rise to and the discussion and negotiation of this Agreement and the transaction contemplated by this Agreement, each of Sun and the Sun Subsidiaries has conducted its respective business in the ordinary course consistent with past practice, in all material respects.

(c) Since March 31, 2023 through the date of this Agreement, neither Sun nor any of the Sun Subsidiaries has taken any action, except as set forth in Section 4.9(c) of the Sun Disclosure Schedule, that, if taken after the date hereof, would constitute a breach of, or require the consent of Ironman under, Section 5.2(b).

Section 4.10. Employee Benefit Plans.

(a) Section 4.10(a) of the Sun Disclosure Schedule sets forth a complete and accurate list of each material Sun Benefit Plan. For the purposes of this Agreement, “Sun Benefit Plan” means each employee benefit plan (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and whether or not for employees or service providers in the United States or outside of the United States, and each bonus, stock, stock option or other equity based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, employment, change-in-control, profit sharing, provident funds (including pension funds, managers’ insurance policies, further education funds or other similar funds), vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, and each insurance and other similar fringe or employee benefit plan, policy, program, agreement or arrangement, in each case, for the benefit of current or former employees or service providers (or any dependent or beneficiary thereof) of Sun or any Sun Subsidiary or any of their ERISA Affiliates and with respect to which Sun or any Sun Subsidiary has or may have any obligation or liability (whether actual or contingent), but excluding any plan, program, agreement, contract, policy or arrangement sponsored by a Governmental Entity. Notwithstanding the foregoing, Section 4.10(a) of the Sun Disclosure Schedule need not identify an employment agreement or offer letter if such employment agreement or offer letter (x) relates to an employee whose annual base salary does not exceed $350,000 or (y) (A) relates to an employee working outside the United States, and (B) does not provide any severance or notice period in excess of 90 days or such longer period as may be required by applicable Law. With respect to each material Sun Benefit Plan, Sun has made available to Ironman or its advisors (other than Sun SEC Documents) correct and complete copies of, in each case, to the extent applicable, (i) summary plan descriptions, summaries of material modifications, and/or amendments related to such plans and any related trust agreement, (ii) the most recent financial statement and actuarial valuation, (iii) all material, non-routine filings and correspondence in the past three (3) years with any Governmental Entity, (iv) all material non-routine related agreements, insurance contracts and other agreements which implement each such Sun Benefit Plan and (v) all material, non-routine records, notices and filings concerning any Governmental Entity audits or investigations.

(b) Each of the Sun Benefit Plans has, in all material respects, been operated, administered and funded in accordance with its terms and in compliance with applicable Law, including ERISA, the Code and, in each case, the regulations thereunder. No liability under Title IV of ERISA has been incurred by Sun, the Sun Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and to the Knowledge of Sun, no condition exists that is likely to cause Sun, any Sun Subsidiary or any of their ERISA Affiliates to incur any such liability. Except as has not had and does not constitute a Sun Material Adverse Effect, all contributions or other amounts payable by Sun or the Sun Subsidiaries pursuant to each Sun Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP or applicable international accounting standards. There are no pending, or to the Knowledge of Sun, threatened material claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Sun Benefit Plans or any trusts related thereto.

(c) No Sun Benefit Plan is, and neither Sun, a Sun Subsidiary nor any ERISA Affiliate thereof contributes to, within the previous six (6) years contributed to, presently contributes to or has any liability or obligation, whether fixed or contingent, with respect to (i) a multiemployer plan, as defined in Section 3(37) of ERISA, (ii) a single employer plan or other pension plan that is subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code, (iii) voluntary employee benefit association under Section 501(a)(9) of the Code, or (iv) multiple employer plan, as described in Section 413(c) of the Code. No Sun Benefit Plan is a multiple employer welfare arrangement as defined in Section 3(40) of ERISA. Sun, the Sun Subsidiaries and each of their ERISA Affiliates are in compliance with the applicable requirements of Section 4980B of the Code and any similar state law in all material respects. Sun and the Sun Subsidiaries are in compliance with the applicable requirements of the Patient Protection and Affordable Care Act of 2010, as amended, in all material respects.

(d) No Sun Benefit Plan provides health or welfare benefits coverage, including life insurance or medical benefits (whether or not insured), with respect to current or former service providers beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or other Law, the full cost of which is borne by the applicable service provider or such service provider’s dependents or beneficiaries.

(e) (i) Each of the Sun Benefit Plans that is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or may rely on a preapproved opinion letter as to its qualification and (ii) to the Knowledge of Sun, there are no existing circumstances or any events that have occurred that would reasonably be expected to materially and adversely affect the qualified status of any such plan. Each such favorable determination letter or opinion letter has been provided or made available to Ironman or its advisors.

(f) Except as set forth in Section 4.10(f) of the Sun Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the Merger or the other transaction contemplated by this Agreement (either alone or in conjunction with any other event), will or would reasonably be expected to (i) result in any payment (including severance and unemployment compensation, forgiveness of Indebtedness or otherwise) or benefit becoming due to any current or former service provider of Sun or a Sun Subsidiary under any Sun Benefit Plan or otherwise; (ii) increase any benefits or the compensation otherwise payable under any Sun Benefit Plan; (iii) result in any acceleration of the time of payment, funding or vesting of any such compensation or benefits or any forgiveness of Indebtedness; (iv) result in any breach or violation of, or default under or limit Sun’s or any Sun Subsidiary’s right to amend, modify, terminate or transfer the assets of, any Sun Benefit Plan or (v) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(g) Each Sun Benefit Plan has been maintained and operated in documentary and operational compliance with Section 409A of the Code and applicable guidance thereunder or an available exemption therefrom.

(h) Neither Sun nor any Sun Subsidiary is a party to, and does not have any material obligation under any Sun Benefit Plan to compensate any Person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.

(i) Except as would not, individually or in the aggregate, reasonably be expected to constitute a Sun Material Adverse Effect, each Sun Benefit Plan, if any, which is maintained outside of the United States (a “Sun Foreign Benefit Plan”) (i) has been operated in conformance with the applicable statutes or governmental regulations and rulings relating to such plans in the jurisdictions in which such Sun Foreign Benefit Plan is present or operates and, to the extent relevant, the United States, (ii) that is intended to qualify for special tax treatment meet all requirements for such treatment and (iii) that is intended to be funded or book-reserved are fully funded or book reserved, as appropriate, based upon reasonable actuarial assumptions. Except as set forth in Section 4.10(i) of the Sun Disclosure Schedule or as required by Law, no Sun Foreign Benefit Plan is a defined benefit pension, superannuation, seniority premium, termination indemnity, provident fund, gratuity, long-service, jubilee or similar plan or arrangement.

(j) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Sun Material Adverse Effect, with respect to all Sun Foreign Benefit Plans operated in the State of Israel (A) all contributions to managers insurance and/or pension funds, as required under applicable agreements or by Law, have been duly made; (B) all allocations required to be made under Section 14 of the Israeli Severance Pay Law – 1963 have been duly made; (C) all actual or contingent obligations of Sun or any Sun Subsidiary to provide severance pay to employees employed in Israel and required under Law or by agreement to be funded have been satisfied or fully funded, and all other severance obligations have been properly accrued on the consolidated financial statements of Sun included in the Sun SEC Document; and (D) all amounts that Sun or any Sun Subsidiary is legally or contractually required either (1) to deduct from the salaries of any employee employed in Israel and/or to transfer or pay to or for such employees’ pension fund, provident fund, managers’ insurance, life insurance, disability insurance, continuing education fund (to the extent required) or other similar fund or (2) to withhold from such employees’ salaries and to pay any Governmental Entity as required by Law have been duly deducted, transferred, paid and withheld, and neither Sun nor any Sun Subsidiary has any outstanding obligations to make any such deduction, transfer, withholding or payment.

Section 4.11. Labor Matters.

(a) Neither Sun nor any Sun Subsidiary is a party to, or bound by, any Collective Bargaining Agreement. Except for extension orders, which generally apply to all employees in Israel, no extension orders apply to Sun and no employee of Sun benefits from any such extension orders. Neither Sun nor any Sun Subsidiary is, nor has it during the last three (3) years been, subject to a strike or work stoppage and to the Knowledge of Sun, there is no pending strike or work stoppage involving Sun or any Sun Subsidiary. There are no labor organizations representing, and to the Knowledge of Sun there are no labor organizations purporting to represent or seeking to represent, any of Sun’s or any Sun Subsidiary’s employees. There are no, and during the last three (3) years there have been no, organizational campaigns, petitions, or other unionization activities with respect to the formation of a collective bargaining unit made or, to the Knowledge of Sun, threatened involving employees of Sun or any Sun Subsidiary.

(b) Sun and each Sun Subsidiary is, and during the last three (3) years has been, in compliance with all applicable Laws relating to employment, including labor, employment, termination of employment, fringe benefits, immigration, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, mass layoffs, worker classification, harassment, discrimination, retaliation, payment of social security, exempt and non-exempt status, remote work, restrictive covenants, compensation and benefits, wages and hours of work, overtime, working during rest days, notices to employees, COVID-19 Measures, engagement of service providers, enforcement of labor laws, obligations to provide statutory severance pay under the Israeli Severance Pay Law-1963 and vacation pursuant to the Israeli Annual Leave Law-1951, and the Worker Adjustment and Retraining Notification Act of 1988, as amended, in each case except where such non-compliance has not had, and would not reasonably be expected to have, individually or in the aggregate, a Sun Material Adverse Effect.

(c) No current or former employee, consultant, or independent contractor of Sun or any Sun Subsidiary has violated any confidentiality or proprietary information agreement or any restrictive covenant agreements, except for such violations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Sun Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Sun Material Adverse Effect, there are no proceedings pending, and as of the date of this Agreement neither Sun nor any Sun Subsidiary intends to bring any proceedings, against any current or former employee, consultant, or independent contractor of Sun or any Sun Subsidiary for alleged violations of any confidentiality or proprietary information agreement or any restrictive covenant agreements.

(d) During the last three (3) years, no written material allegations of harassment, discrimination, sexual assault or sexual misconduct have been made against Sun or, to Sun’s Knowledge, any of the Sun Subsidiaries or involving any current or former management-level employee of Sun or any of the Sun Subsidiaries, and neither Sun nor any of the Sun Subsidiaries have entered into any settlement agreements as a result of any written allegations of harassment, discrimination, sexual assault or sexual misconduct with any current or former management-level employee.

Section 4.12. Litigation. Except as set forth in Section 4.12 of Sun Disclosure Schedules, there are no claims, actions, suits, proceedings or investigations pending or, to the Knowledge of Sun, threatened against Sun or any Sun Subsidiary, or any properties or assets of Sun or any Sun Subsidiary, before or by any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign, and, in the case of any such claims for damages, seek damages, in each case (or in any group of related claims, actions, suits, proceedings or investigations, or that arise from similar matters or circumstances), in excess of $1,000,000, or that seeks to prevent or restrict any part of the operation by Sun of its business or use of its assets or that in any manner seeks to prevent, enjoin, alter, or materially delay the Merger or any of the other transactions contemplated hereby, other than claims, actions, suits, proceedings or investigations covered by one or more insurance policies as to which the insurer or insurers have indicated their intentions in writing to defend and pay in the aggregate damages up to the amount claimed.

Section 4.13. Compliance with Applicable Laws.

(a) Sun and the Sun Subsidiaries are in compliance in all material respects with all applicable Laws and Sun Permits, including all applicable rules, regulations, directives or policies of any Governmental Entity. No action, demand or investigation by or before any Governmental Entity is pending or, to the Knowledge of Sun, threatened alleging that Sun or a Sun Subsidiary is not in material compliance with any applicable Law or Sun Permit or which challenges or questions the validity of any rights of the holder of any Sun Permit.

(b) Sun is, and for the past five (5) years has been, in compliance with and has not been and is not in violation of any International Trade Law, Sanctions or Anti-Corruption Law except, in each case, where such violation, or failure to be in compliance, is not material to Sun and the Sun Subsidiaries, taken as a whole. Neither Sun nor any Sun Subsidiary has received any actual or threatened order, notice, or other communication from any Governmental Entity of any actual or potential material violation or material failure to comply with any International Trade Law, Sanctions or Anti-Corruption Law.

(c) Without limiting the generality of the foregoing, neither Sun, the Sun Subsidiaries, nor, to Sun’s Knowledge, any of Sun’s or the Sun Subsidiaries’ respective directors, officers or employees acting on behalf of Sun or any Sun Subsidiary, respectively, is a Sanctioned Person. To the Knowledge of Sun, neither Sun, the Sun Subsidiaries, nor any of Sun’s or the Sun Subsidiaries’ respective directors, officers or employees acting on behalf of Sun or any Sun Subsidiary, respectively, is or has been, in the past five (5) years, engaged in dealings or transactions in or involving Sanctioned Countries or Sanctioned Persons.

(d) For the past five (5) years, none of Sun, a Sun Subsidiary, any of their respective directors and officers, nor to the Knowledge of Sun, any other stockholder, employee, agent or other Person acting on behalf of Sun or a Sun Subsidiary (i) has used any corporate or other funds for unlawful contributions, payments, gifts or entertainment; made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds; (ii) made any direct or indirect unlawful payment to any foreign or public or domestic government official or employee from corporate funds in violation of Anti-Corruption Laws; or (iii) has accepted or received any unlawful contributions, payments, gifts or expenditures.

(e) Sun and each Sun Subsidiary maintain and enforce policies and procedures reasonably designed to promote compliance with International Trade Laws, Sanctions, and Anti-Corruption Laws.

Section 4.14. Environmental Matters. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Sun Material Adverse Effect:

(a) Sun and the Sun Subsidiaries are now, and have been in the last three (3) years, in compliance with all Environmental Laws, and neither Sun nor any Sun Subsidiary has received any written communication from a Person that alleges that Sun or any Sun Subsidiary is in violation of, or has liability or obligations under, any Environmental Law or any Permit issued pursuant to Environmental Law;

(b) Sun and the Sun Subsidiaries have obtained and are in compliance with all Permits required to be obtained pursuant to any Environmental Law applicable to Sun, the Sun Subsidiaries and the real properties of Sun and all such Permits are valid, in good standing and will not, to Sun’s Knowledge, be subject to modification or revocation as a result of the transactions contemplated by this Agreement;

(c) there are no Environmental Claims pending or, to the Knowledge of Sun, threatened against Sun or any of the Sun Subsidiaries, nor is Sun or any of the Sun Subsidiaries aware of any basis for such Environmental Claim;

(d) to Sun’s Knowledge, there have been no Releases of any Hazardous Material that could reasonably be expected to form the basis of any Environmental Claim against (i) Sun or any of the Sun Subsidiaries, or (ii) against any Person whose liabilities for such Environmental Claims Sun or any of the Sun Subsidiaries has, or may have, retained or assumed, either contractually or by operation of Law; and

(e) neither Sun nor any of the Sun Subsidiaries has retained or assumed, either contractually or by operation of law, any liabilities or obligations that could reasonably be expected to form the basis of any Environmental Claim against Sun or any of the Sun Subsidiaries.

Section 4.15. Contracts.

(a) Section 4.15(a) of the Sun Disclosure Schedule sets forth, as of the date of this Agreement, a true and complete list, and Sun has made available to Ironman prior to the date of this Agreement true and complete copies (including all material amendments, modifications, extensions, renewals, schedules, exhibits or ancillary agreements with respect thereto), of:

(i) each Contract that would be required to be filed by Sun as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) each Contract to which Sun or any of the Sun Subsidiaries is a party involving expected annual revenues or expected annual expenditures in excess of $5,000,000 in 2023;

(iii) each Contract to which Sun or any of the Sun Subsidiaries is a party that restricts in any material respect the ability of Sun or any of the Sun Subsidiaries (A) to compete or engage in any line of business or with any Person in any geographical area, (B) to sell, supply or distribute any material Sun Offering use or enforce any material Intellectual Property Rights owned by or exclusively licensed to Sun or any Sun Subsidiary, (C) to solicit any (potential or actual) customer or supplier, or (D) that otherwise has the effect of materially restricting Sun, the Sun Subsidiaries or any of their respective affiliates from the development, marketing or distribution of Sun Offerings, in each case, in any geographic area;

(iv) each Contract to which Sun or any of the Sun Subsidiaries is a party that is material and obligates Sun or a Sun Subsidiary to conduct business with any third party on a preferential or exclusive basis, or that includes “most favored nation” or similar provisions;

(v) each loan and credit agreement, Contract, note, debenture, bond, indenture, mortgage, security agreement, pledge, or other similar agreement pursuant to which any Indebtedness of Sun or any of the Sun Subsidiaries in excess of $5,000,000 is outstanding or may be incurred, other than any such agreement between or among Sun and one or more wholly owned Sun Subsidiaries;

(vi) each partnership, joint venture or similar Contract to which Sun or any of the Sun Subsidiaries is a party relating to the formation, creation, operation, management or control of any partnership or joint venture or to the ownership of any equity interest in any entity or business enterprise other than the wholly owned Sun Subsidiaries;

(vii) each Contract relating to which Sun or any of the Sun Subsidiaries is a party that contains covenants, indemnities or other obligations (including “earnout” or other contingent payment obligations) that would reasonably be expected to result in the making by Sun or any Sun Subsidiary of future payments in excess of $5,000,000;

(viii) each Contract pursuant to which Sun or the Sun Subsidiaries receives from any third party a license or similar right to any Intellectual Property Right material to Sun and the Sun Subsidiaries taken as a whole, and that are not (A) non-exclusive licenses granted in the ordinary course of business; or (B) Contracts under which open source technology is licensed; or (C) Contracts with current or former employees and service providers that were entered into in the ordinary course of business;

(ix) each Contract with a Governmental Entity to which Sun or a Sun Subsidiary is a party, and pursuant to which Sun or a Sun Subsidiary has any material future obligation other than the provision of Sun Offerings in the ordinary course of business consistent with past practice; and

(x) each Contract that gives any Person the right to acquire any material assets of Sun or any Sun Subsidiary (excluding ordinary course commitments to purchase Sun products) after the date hereof.

Each agreement, understanding or undertaking of the type described in this Section 4.15(a) is referred to herein as a “Sun Material Contract”.

(b) Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Sun Material Adverse Effect, (i) each Sun Material Contract (including, for purposes of this Section 4.15(b), any Contract entered into after the date of this Agreement that would have been a Sun Material Contract if such Contract existed on the date of this Agreement) is a valid, binding and legally enforceable obligation of Sun or one of the Sun Subsidiaries, as the case may be, and, to the Knowledge of Sun, of the other parties thereto, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity; (ii) each such Sun Material Contract is in full force and effect; (iii) none of Sun or any of the Sun Subsidiaries is (with or without notice or lapse of time, or both) in breach or default under any such Sun Material Contract and, to the Knowledge of Sun, no other party to any such Sun Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder; (iv) to the Knowledge of Sun, each other party to a Sun Material Contract has performed all material obligations required to be performed by it under such Sun Material Contract; and (v) no party to any Sun Material Contract has given Sun or any of the Sun Subsidiaries notice (whether written or oral) of its intention to cancel, terminate, change the scope of rights under or fail to renew any Sun Material Contract and neither Sun nor any of the Sun Subsidiaries, nor, to the Knowledge of Sun, any other party to any Sun Material Contract, has repudiated (whether orally or in writing) any material provision thereof. No Sun Material Contract can be reasonably expected to prevent or materially delay the consummation of the Merger or any of the other transactions contemplated by this Agreement.

Section 4.16. Intellectual Property.

(a) Section 4.16(a) of the Sun Disclosure Schedule sets forth a true, correct and complete list of all (i) Patents; (ii) Mark registrations and pending applications for Mark registrations; and (iii) material unregistered Marks included in the Owned Sun IP.

(b) Except as has not been and would not reasonably be expected to have a Material Adverse Effect with respect to Sun, (i) Sun, or the applicable Sun Subsidiary, is the sole and exclusive owner of all right, title and interest in and to the Owned Sun IP, free and clear of all Liens (other than Permitted Liens); and (ii) the material Sun Licensed IP is validly licensed to Sun or the applicable Sun Subsidiary pursuant to written, valid agreements. Neither the execution and delivery of this Agreement nor the consummation of the Merger or the other transaction contemplated by this Agreement will result in the termination or invalidity of any agreements pursuant to which the material Sun Licensed IP is licensed to Sun or the applicable Sun Subsidiary.

(c) The Sun Offerings and Owned Sun IP do not infringe, misappropriate, dilute or otherwise violate (and did not in the past infringe, misappropriate, dilute or otherwise violate) any Intellectual Property Rights of any Person, except as has not been and would not reasonably be expected to have a Material Adverse Effect. Neither Sun, nor any Sun Subsidiary, has received any written notice of and there are no proceedings pending or, to the Knowledge of Sun, threatened that relate to (i) any alleged invalidity with respect to any of the Owned Sun IP; or (ii) any alleged infringement or misappropriation of any Intellectual Property Rights of any third party by Sun or any Sun Subsidiary.

(d) Sun and the Sun Subsidiaries have taken commercially reasonable measures to protect the confidentiality of any Owned Sun IP that Sun or the applicable Sun Subsidiary considers to be a material trade secret. No prior or current employee or officer or any prior or current consultant or contractor of Sun or any Sun Subsidiary has asserted, or to the Knowledge of Sun has claimed, any ownership in any Owned Sun IP.

(e) Section 4.16(e) of the Sun Disclosure Schedule lists all Contracts, licenses or other arrangements in effect as of the date of this Agreement under which Sun or a Sun Subsidiary has licensed, granted or conveyed to any third party any right, title or interest in or to any of Owned Sun IP (other than non-exclusive licenses granted to customers in the ordinary course of business) to a competitor of Sun or any Sun Subsidiary.

(f) Except as set forth in Section 4.16(f), none of Sun nor any Sun Subsidiary is obligated to pay to any Person any material royalties, fees, commissions or other amounts for the use by Sun or the Sun Subsidiaries of any Intellectual Property Rights.

(g) No Sun Intellectual Property Right is subject to any Contract containing any covenant or other provision that limits or restricts in any material manner, taken as a whole, the ability of Sun (i) to make, use, import, sell, offer for sale or promote any Sun offerings anywhere in the world; or (ii) to use, exploit, assert or enforce any of the material Sun Intellectual Property Rights anywhere in the world.

(h) To the Knowledge of Sun, no third party is challenging the right, title or interest of Sun or a Sun Subsidiary in, to or under, any Sun Intellectual Property Rights, or the validity, enforceability or claim construction of any Patent included in the Registered Sun Intellectual Property Rights. To the Knowledge of Sun, there is no undisclosed opposition, cancellation, proceeding, or objection involving a third party, pending with regard to any of the Registered Sun Intellectual Property Rights. Each of the officers, employees, contractors or consultants of Sun or the Sun Subsidiaries involved in the creation of their respective Intellectual Property Rights has executed and delivered to Sun or the applicable Sun Subsidiary an agreement regarding the protection of proprietary information. All current and former officers and employees of, and consultants and independent contractors to, Sun or the Sun Subsidiaries who have contributed to the creation or development of any material Sun Intellectual Property Rights has executed a valid and enforceable written agreement with the Sun or the applicable Sun Subsidiary that assigns to Sun or the applicable Sun Subsidiary all rights, title and interest in and to any and all such Intellectual Property Rights and, to the extent applicable, irrevocably waives such Person’s moral rights in such Intellectual Property Rights.

(i) The registration of any Registered Sun Intellectual Property Right is subsisting and in full force and effect, and all necessary registration, maintenance and renewal fees currently due in connection with the same have been made and to the Knowledge of Sun all necessary documents, recordations and certificates in connection with the same have been filed with the relevant patent, copyright, trademark or other authorities in the United States or other jurisdictions, as the case may be, for the purposes of maintaining and renewing such right, except where the failure to take any such action (i) was deemed unnecessary in the ordinary course of business; or (ii) would not be material to Sun’s business. No registration or application for any such Registered Sun Intellectual Property Right is subject to any payments, maintenance fees, or taxes or filings or actions falling due, including without limitation the filing of an affidavit of use, renewal, response to an official action, or other action required to maintain, perfect, preserve, or renew such Registered Sun Intellectual Property Rights which has not been made.

(j) Sun and the Sun Subsidiaries are in material compliance with the terms and conditions of all licenses for the Open Source Software. Except as set forth in Section 4.16(j) of the Sun Disclosure Schedule, Sun and the Sun Subsidiaries have not used Open Source Software in the Sun Offerings in a manner that requires, that other Software incorporated into, derived from or distributed with such Open Source Software be (1) disclosed or distributed in source code form, (2) be licensed for the purpose of making derivative works, or (3) be redistributable at no charge.

(k) Except as would not, individually or in the aggregate, reasonably be expected to have a Sun Material Adverse Effect, each of Sun and the Sun Subsidiaries is in compliance, and has for the past three (3) years complied, with all applicable Sun Data Protection Requirements. To the Knowledge of Sun, the information technology assets and equipment of each of Sun and the Sun Subsidiaries (collectively, “Sun IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the businesses of each of Sun and the Sun Subsidiaries as currently conducted. Each of Sun and the Sun Subsidiaries has, for the past three (3) years, taken commercially reasonable steps designed to ensure that all Personal Data, Sun Business Data, and Sun IT Systems maintained by or on behalf of each of Sun and the Sun Subsidiaries are protected against loss and unauthorized access, use, modification or disclosure, and, to the Knowledge of Sun, there have been no material incidents regarding the same that would require notification of individuals, law enforcement, or any Governmental Entity under any applicable Data Protection Law, or that would reasonably be expected to have, individually or in the aggregate, a Sun Material Adverse Effect. In the past three (3) years, neither Sun nor any of the Sun Subsidiaries, has received written communication from any Governmental Entity that alleges that Sun or any of the Sun Subsidiaries is not in compliance with any Data Protection Laws, except as would not reasonably be expected to have, individually or in the aggregate, a Sun Material Adverse Effect.

Section 4.17. Real Property. Except as would not reasonably be expected to have, either individually or in the aggregate, a Sun Material Adverse Effect, Sun and each of the Sun Subsidiaries (a) have marketable and valid title to all the real property reflected in the latest audited balance sheet included in the Sun SEC Documents as being owned by Sun or a Sun Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Sun Owned Properties”), free and clear of all material Liens, except Permitted Liens; and (b) have valid leasehold estates in all material real property leased, subleased, licensed or otherwise occupied by Sun or the Sun Subsidiaries as reflected in the latest audited statements included in such Sun SEC Documents or acquired after the date thereof (except for leases that have expired by their terms since the date thereof or have been terminated by Sun or its Subsidiary) (such leasehold estates, collectively with the Sun Owned Properties, the “Sun Real Property”), free and clear of all material Liens, except for Permitted Liens, and no event or condition exists which constitutes or, after notice or lapse of time or both, would reasonably be expected to constitute, a material breach or default on the part of Sun or any of the Sun Subsidiaries, or to the knowledge of Sun, any other party thereto, of or under any such lease, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have a Sun Material Adverse Effect. There are no pending or, to the knowledge of Sun, threatened condemnation proceedings against the Sun Real Property, except as would not, individually or in the aggregate, reasonably be expected to have a Sun Material Adverse Effect.

Section 4.18. Tax.

(a) Except as has not had, and would not reasonably be expected to have, a Sun Material Adverse Effect, individually or in the aggregate:

(i) Each of Sun and the Sun Subsidiaries has timely filed, or has caused to be timely filed on its behalf, all Tax Returns required to be filed by it, and all such Tax Returns are true, complete and accurate and prepared in compliance in all respects with all applicable Laws. All Taxes (whether or not shown to be due on such Tax Returns) have been timely paid.

(ii) Each of Sun and the Sun Subsidiaries has (A) timely withheld and paid to the appropriate Tax authority all amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third-party and (B) otherwise complied with all applicable law relating to the withholding, collection, and remittance of Taxes (including information reporting requirements).

(iii) No deficiency with respect to any Taxes has been proposed, asserted or assessed by a Governmental Entity against Sun or any of the Sun Subsidiaries, and no requests for waivers of the time to assess any such Taxes are pending.

(iv)  There is no audit, proceeding or investigation now pending against or with respect to Sun or any of the Sun Subsidiaries in respect of any Tax or Tax asset and neither Sun nor any of the Sun Subsidiaries has received any written notice of any proposed audit, proceeding or investigation with regard to any such Tax or Tax asset.

(v) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into by, or issued by any Tax authority with respect to any of Sun or the Sun Subsidiaries which agreement or ruling would be effective after the Closing Date.

(vi) There are no Liens for Taxes (other than for current Taxes not yet due and payable) on the assets of Sun or any of the Sun Subsidiaries.

(vii) Neither Sun nor any Sun Subsidiary has entered into or has been a “material advisor” with respect to any transactions that are or would be part of any “reportable transaction” or that could give rise to any list maintenance obligation under Sections 6011, 6111, or 6112 of the Code (or any similar provision under any state or local Law) or the Treasury Regulations thereunder.

(viii) During the two (2) year period ending on the date of this Agreement, neither Sun nor any Sun Subsidiary was a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code.

(ix) Neither Sun nor any Sun Subsidiary (i) has been a member of an affiliated group filing a consolidated, combined, affiliated, unitary or similar Tax Return (other than a group the common parent of which was Sun or any Sun Subsidiary) or (ii) has any liability for the Taxes of any Person (other than Sun or any Sun Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or as a transferee or successor.

(x) In the past three (3) years, no written claims have ever been made by any Tax authority in a jurisdiction where Sun or any Sun Subsidiary does not file a Tax Return that Sun or such Sun Subsidiary is or may be subject to Taxation by that jurisdiction with respect to Taxes that would be the subject of such Tax Return, which claims have not been resolved or withdrawn.

(xi) Neither Sun nor any Sun Subsidiary is a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than (i) one that is included in a Contract entered into in the ordinary course of business that is not primarily related to Taxes, or (ii) one the only parties to which are Sun or other Sun Subsidiaries).

(xii)  Sun is, and has always been, a per se corporation as defined in Treasury Regulations Section 301.7701-2(b)(8)(i). Section 4.18(a)(xii) of the Sun Disclosure Schedule sets forth all elections made by Sun or any Sun Subsidiary pursuant to Treasury Regulations Section 301.7701-3.

(xiii) Each of Sun and the Sun Subsidiaries is, and has been since formation, a Tax resident only in is jurisdiction of incorporation for Tax purposes and is not and has not been treated as having a permanent establishment (within the meaning of an applicable Tax treaty), branch or taxable presence in any jurisdiction other than its jurisdiction of incorporation. Sun is, and has been since formation, treated as a foreign corporation for U.S. federal income tax purposes.

(xiv) Neither Sun nor any of the Sun Subsidiaries has taken advantage of any relief or Tax deferral provisions or any carryback of net operating losses or similar Tax items related to COVID-19 for Tax purposes whether federal, state, local or foreign, including the CARES Act.

(xv) The most recent financial statements contained in the Sun SEC Documents reflect an adequate reserve for all Taxes payable by Sun and the Sun Subsidiaries (excluding any reserve for deferred Taxes to reflect timing differences between book and Tax items) for all Taxable periods and portions thereof through the date of such financial statements.

(b) Neither Sun nor any Sun Subsidiary (i) is or has ever been a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code; or (ii) was created or organized in the United States such that such entity would be taxable in the United States as a domestic entity pursuant to United States Treasury Regulations Section 301.7701-5(a).

(c) Neither Sun nor any Sun Subsidiary has taken any action or agreed to take any action, or is aware of any fact or circumstance, that could reasonably be expected to cause Sun to be treated as (i) a Tax resident of any jurisdiction other than Israel following the Merger, (ii) a “domestic corporation” (as such term is defined in Section 7701 of the Code) as a result of the application of Section 7874(b) of the Code or (iii) a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code after the Closing Date.

Section 4.19. Related Party Transactions. As of the date of this Agreement, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Sun or any Sun Subsidiary, on the one hand, and any current or former director, “executive officer” (as defined in Rule 3b-7 under the Exchange Act) or “office holder” (as defined in the Israeli Companies Law) of Sun or any Sun Subsidiary or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Sun Ordinary Shares (or an affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing) on the other hand, of the type required to be reported in any Sun SEC Document pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been so disclosed. Without derogating from the foregoing, all of the transactions or series of related transactions, agreements, arrangements or understandings between Sun and any current or former “office holder” (as defined in the Israeli Companies Law), and all amendments, supplements or other changes thereto, in each case as were effected in the three year period prior to the date of this Agreement, were duly approved in accordance with any applicable Law.

Section 4.20. Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Sun Material Adverse Effect, as of the date hereof, (a) all current, material insurance policies of Sun and the Sun Subsidiaries are in full force and effect and are valid and enforceable and cover against the risks as are customary in all material respects for companies of similar size in the same or similar lines of business; and (b) all premiums due thereunder have been paid. Neither Sun nor any of the Sun Subsidiaries has received notice of cancellation or termination with respect to any material third party insurance policies or Contracts (other than in connection with normal renewals of any such insurance policies or Contracts) where such cancellation or termination would reasonably be expected to have, individually or in the aggregate, a Sun Material Adverse Effect.

Section 4.21. Brokers’ Fees and Expenses. Except as set forth on Section 4.21 of the Sun Disclosure Schedule, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Sun.

Section 4.22. Reorganization. Neither Sun nor any of the Sun Subsidiaries (including Merger Sub) has taken any action or agreed to take any action, or is aware of any fact or circumstance, that could reasonably be expected to impede or prevent the transactions contemplated hereby, including the Merger and the exchange of Ironman Common Stock by the holders thereof for Sun Ordinary Shares, from qualifying for (a) the Intended U.S. Tax Treatment or (b) the exception provided under Treasury Regulations Section 1.367(a)-3(c) (other than with respect to an Excepted Stockholder).

Section 4.23. Merger Sub Board Recommendations. The Board of Directors of Merger Sub has duly adopted resolutions (i) determining that this Agreement and transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, Sun as the sole stockholder of Merger Sub; (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Merger, on the terms and subject to the conditions set forth in this Agreement; (iii) directing that this Agreement be submitted to Sun as the sole stockholder of Merger Sub for its adoption; and (iv) recommending that Sun as the sole stockholder of Merger Sub adopt this Agreement.

Section 4.24. Opinion of Financial Advisor. Sun has received the opinion of J.P. Morgan Securities LLC in writing or orally (in which case such opinion will be subsequently confirmed in writing) to the effect that, as of the date of such opinion and based upon and subject to the various assumptions, qualifications, limitations and other matters described in such written opinion, the Exchange Ratio is fair, from a financial point of view, to Sun.

Section 4.25. Stock Ownership. As of the date of this Agreement, neither Sun nor Merger Sub beneficially owns (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder) any shares of Capital Stock of Ironman. None of Sun, Merger Sub or any of their respective “affiliates” or “associates” (as such term is defined in Section 203) is, and was not at any time within the three (3) year period preceding the date hereof, an “interested stockholder” of Ironman as such term is defined in Section 203. Assuming the accuracy of Ironman’s a representations and warranties set forth Section 3.22, the Sun Board has taken all action necessary to render inapplicable to this Agreement and the transactions contemplated hereby any Takeover Statute or any takeover or anti-takeover provision in the Current Sun Articles, except as set forth in Section 4.25 of the Sun Disclosure Schedule. The Sun Board has taken any action necessary under the terms thereof to render the Sun Rights Plan inapplicable to the Merger and this Agreement and the transactions contemplated hereby.

Section 4.26. No Other Representations or Warranties. Except for the representations and warranties made by Ironman in Article III, Sun acknowledges that none of Ironman, the Ironman Subsidiaries or any other Person on behalf of Ironman makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement. In particular, without limiting the foregoing acknowledgement and disclaimer, neither Ironman, nor any other Person makes or has made any representation or warranty to Sun or any of its Affiliates or Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospective information relating to Ironman, any Ironman Subsidiary or their respective businesses; or (b) except for the representations and warranties made by Ironman in Article III, any oral or written information presented to Sun or any of its Affiliates or Representatives in the course of their due diligence investigation of Ironman, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

Article V

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.1. Conduct of Business by Ironman.

(a) Ordinary Course Conduct. Except (A) as set forth on Section 5.1(a) of the Ironman Disclosure Schedule or otherwise expressly permitted or expressly contemplated by this Agreement; (B) such actions, inactions or activities as are determined in good faith by the Ironman Board as being reasonably necessary in order to comply with any COVID-19 Measures; (C) as required by applicable Law; or (D) with the prior written consent of Sun (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the first to occur of the Effective Time and the date of the valid termination of this Agreement (the “Pre-Closing Period”), Ironman shall, and shall cause each Ironman Subsidiary to, use commercially reasonable efforts to (x) conduct its business in the ordinary course consistent with past practice in all material respects; and (y) preserve intact its business organization and advantageous business relationships and keep available the services of its current officers and key employees and maintain its relationships with key customers, suppliers, licensors, licensees, distributors and others having material business dealings with them.

(b) Specific Matters. In addition, and without limiting the generality of Section 5.1(a), except (A) as set forth on Section 5.1(b) of the Ironman Disclosure Schedule or otherwise expressly permitted or expressly contemplated by this Agreement, including but not limited to the actions included in the Ironman Stockholder Approval; (B) as required by applicable Law; or (C) with the prior written consent of Sun (which shall not be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period, Ironman shall not, and shall not permit any of the Ironman Subsidiaries to, do any of the following:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, shares or property or any combination thereof) in respect of, any of its shares, other equity interests or voting securities (or any other Capital Stock), other than dividends and distributions by a direct or indirect wholly owned Subsidiary of Ironman to Ironman or another direct or indirect wholly owned Ironman Subsidiary; (B) split, combine, subdivide or reclassify any of its shares of Capital Stock, or securities convertible into or exchangeable or exercisable for its Capital Stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its Capital Stock, or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any shares of its or its Affiliates’ Capital Stock or any securities convertible into or exchangeable or exercisable for shares of Capital Stock of Ironman or any Ironman Subsidiary, except for acquisitions, or deemed acquisitions, of Ironman Common Stock effected in connection with (1) the net-exercise payment of the exercise price of Ironman Stock Options, (2) required tax withholding in connection with the exercise, vesting or settlement of Ironman Equity Awards, (3) forfeitures of Ironman Equity Awards, and (4) repurchases of Ironman Common Stock held by its employees that are subject to a repurchase right in favor of Ironman upon termination of employment;

(ii) except, as applicable, for or with respect to new grants of Ironman Equity Awards consisting only of time-based vesting Ironman Stock Options or Ironman RSU Awards that are granted pursuant to the Ironman Incentive Award Plans in the ordinary course of business consistent with past practice, provided that the aggregate number of shares of Ironman Common Stock subject to such Ironman Equity Awards granted following the date of this Agreement not exceed 1.5% of the issued and outstanding shares of Ironman Common Stock as of the date of this Agreement (“Permitted Ironman Equity Awards”), issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (other than Permitted Liens) (A) any shares of Capital Stock of Ironman or any Ironman Subsidiary (other than the issuance of shares of Ironman Common Stock upon the exercise, vesting or settlement of Ironman Equity Awards, as applicable, outstanding at the close of business on the date of this Agreement and in accordance with their terms in effect or with respect to Permitted Ironman Equity Awards); (B) any securities convertible into or exchangeable or exercisable for shares of Capital Stock of Ironman or any Ironman Subsidiary; (C) any warrants, calls, options or other rights to acquire any shares of Capital Stock of Ironman or any Ironman Subsidiary; (D) any rights issued by Ironman or any Ironman Subsidiary that are linked in any way to the value of Ironman, an Ironman Subsidiary, or any of their respective Capital Stock; and provided that Ironman shall provide written notice to Sun not less than five (5) Business Days prior to the grant of any Permitted Ironman Equity Awards;

(iii) amend the Ironman Certificate of Incorporation or Ironman’s bylaws, or amend in any material respect the charter or organizational documents of any Ironman Subsidiary;

(iv) make any material change in financial accounting methods, principles or practices, by Ironman or any Ironman Subsidiary, except insofar as may have been required by a change in GAAP (after the date of this Agreement);

(v) merge or consolidate with, or directly or indirectly acquire in any transaction any equity interest in or business of, any Person if the aggregate amount of the consideration paid or transferred by Ironman and the Ironman Subsidiaries in connection with all such transactions would exceed a total amount equal to 10% of the aggregate cash and cash equivalents of Ironman and the Ironman Subsidiaries at such time;

(vi) sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise encumber or subject to any Lien (other than Permitted Liens), or otherwise dispose of any properties or assets (other than sales of products or services in the ordinary course of business consistent with past practice) or any interests therein that, individually or in the aggregate, have a fair market value (or result in aggregate proceeds), in the aggregate for all such transactions, in excess of $15,000,000;

(vii) incur or refinance any Indebtedness, except for (A) any Indebtedness solely between Ironman and any wholly-owned Ironman Subsidiary or between wholly-owned Ironman Subsidiaries, or (B) increases of Indebtedness incurred in the ordinary course of business consistent with past practice under any of Ironman or an Ironman Subsidiary’s existing credit facilities as of the date hereof;

(viii) waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (A) equal to or lesser than the amounts specifically reserved with respect thereto on the balance sheet included in Ironman SEC Documents; or (B) that do not exceed $3,000,000 in the aggregate;

(ix) (A) assign, abandon, subject to a Lien (other than a Permitted Lien), convey title (in whole or in part), exclusively license or grant any right or other licenses to material Intellectual Property Rights owned or exclusively licensed to Ironman or any Ironman Subsidiary, other than abandonment of Intellectual Property Rights or the grant of non-exclusive licenses in the ordinary course of business consistent with past practice; or (B) enter into licenses or agreements that impose material restrictions upon Ironman or any of its Affiliates with respect to material Ironman Licensed IP;

(x) (A) amend, modify, waive or terminate any Ironman Material Contract, in each case if such amendment, modification, waiver or termination would have an adverse effect that, individually or in the aggregate, is material to Ironman and the Ironman Subsidiaries, taken as a whole; or (B) enter into any Contract that would be an ironman Material Contract if it had been entered into prior to the date hereof (other than (x) any Contract described in Section 3.14(a)(ii) to the extent entered into in the ordinary course of business consistent with past practice, (y) any Contract for the purchase or sale of products or services of the Company entered into in the ordinary course of business consistent with past practice and (z) purchase orders, invoices, statements of work and non-disclosure or similar agreements entered into in the ordinary course of business consistent with past practice);

(xi) enter into any new line of business outside of its existing business or discontinue any existing line of business, in each case other than in the ordinary course of business consistent with past practice;

(xii) except in the ordinary course of business, make, change or revoke any material Tax election, file any material amended Tax Return, or settle or compromise any material Tax liability or refund;

(xiii) except (x) as required by any Ironman Benefit Plan or Collective Bargaining Agreement, in each case as in effect on the date hereof or (y) for actions in the ordinary course of business consistent with past practice and aligned with the annual plan presented to the Ironman Board, (A) grant or announce any cash or equity-based incentive awards, severance or termination pay, retention bonuses, transaction or change-in-control bonuses or any increase in salary, wage or other compensation, to any current or former employee, officer, or director of Ironman or any Ironman Subsidiary, other than (1) Permitted Ironman Equity Awards, (2) payment of cash incentive compensation for completed performance periods based on actual achievement of applicable performance goals, (3) annual increases in base compensation, or (4) increases in cash compensation opportunity as a result of a promotion or title change not prohibited by clause (B) hereof, in any case, in the ordinary course of business and consistent with past practice; (B) hire, terminate (other than for cause), or promote any employees or officers, except in the ordinary course of business consistent with past practice with respect to employees or officers with an annual base salary that does not exceed $350,000 per employee or officer; (C) establish, adopt, enter into, amend, modify or terminate in any material respect any Collective Bargaining Agreement or material Ironman Benefit Plan (other than annual modifications to any Ironman Benefit Plan that is a health or welfare benefit plan in the ordinary course of business consistent with past practice); (D) take any action or agree or commit to (whether conditionally or otherwise) accelerate any rights, benefits or the lapsing of any restrictions, or the funding of any payments or benefits, payable to any current or former employee, officer, or director of Ironman or any Ironman Subsidiary; or (E) amend the terms of any outstanding Ironman Equity Awards;

(xiv) amend, modify, supplement or terminate the Ironman Indenture or take any action that would result in a change to the Conversion Rate (other than as contemplated by Section 6.18) or that would cause the redemption of the Ironman Indenture to be accelerated; or

(xv) agree to take or make any commitment to take any of the actions prohibited by this Section 5.1(b).

(c) Control of Operations. Nothing contained in this Agreement shall give Sun, directly or indirectly, the right to control or direct the operations of Ironman and the Ironman Subsidiaries prior to the Effective Time in violation of antitrust law, and any consent that would be required under Section 5.1(a) or (b) shall not be required if obtaining such consent would violate antitrust law.

Section 5.2. Conduct of Business by Sun.

(a) Ordinary Course Conduct. Except (A) as set forth on Section 5.2(a) of the Sun Disclosure Schedule or otherwise expressly permitted or expressly contemplated by this Agreement; (B) such actions, inactions or activities as are determined in good faith by the Sun Board as being reasonably necessary in order to comply with any COVID-19 Measures; (C) as required by applicable Law; or (D) with the prior written consent of Ironman (which shall not be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period, Sun shall, and shall cause each Sun Subsidiary to, use commercially reasonable efforts to (x) conduct its business in the ordinary course consistent with past practice in all material respects and (y) preserve intact its business organization and advantageous business relationships and keep available the services of its current officers and key employees and maintain its relationships with key customers, suppliers, licensors, licensees, distributors and others having material business dealings with them.

(b) Specific Matters. In addition, and without limiting the generality of Section 5.2(a), except (A) as set forth on Section 5.2(b) of the Sun Disclosure Schedule or otherwise expressly permitted or expressly contemplated by this Agreement, including but not limited to the actions included in the Sun Shareholder Approval; (B) as required by applicable Law; or (C) with the prior written consent of Ironman (which shall not be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period, Sun shall not, and shall not permit any of the Sun Subsidiaries to, do any of the following:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities (or any other Capital Stock), other than dividends and distributions by a direct or indirect wholly owned Subsidiary of Sun to Sun or another direct or indirect wholly owned Sun Subsidiary; (B) split, combine, subdivide or reclassify any of its Capital Stock or securities convertible into or exchangeable or exercisable for its Capital Stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its Capital Stock, or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any shares of its or its Affiliates’ Capital Stock or any securities convertible into or exchangeable or exercisable for shares of Capital Stock of Sun or its Affiliates, except for acquisitions, or deemed acquisitions, of Sun Ordinary Shares effected in connection with (1) the net-exercise payment of the exercise price of Sun Options; (2) required tax withholding in connection with the exercise, vesting or settlement of Sun Equity Awards; (3) forfeitures of Sun Equity Awards; (4) repurchases of Sun Ordinary Shares held by its employees that are subject to a repurchase right in favor of Sun upon termination of employment; and (5) the exercise of rights under, or redemption of, the Sun Rights Plan;

(ii) except, as applicable, for or with respect to new grants of Sun Equity Awards consisting only of time-based vesting Sun Equity Awards that are granted pursuant to the Sun Equity Plans in the ordinary course of business consistent with past practice, provided that the aggregate number of Sun Ordinary Shares subject to such Sun Equity Awards granted following the date of this Agreement not exceed 1.5% of the issued and outstanding shares of Sun Ordinary Shares as of the date of this Agreement (“Permitted Sun Equity Awards”), issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (other than Permitted Liens) (A) any Sun Ordinary Shares or any other shares of Capital Stock of Sun or any Sun Subsidiary (other than the issuance of shares of Sun Ordinary Shares upon the exercise, vesting or settlement of Sun Equity Awards, as applicable, outstanding at the close of business on the date of this Agreement and in accordance with their terms in effect or with respect to Permitted Sun Equity Awards); (B) any securities convertible into or exchangeable or exercisable for shares of Capital Stock of Sun or any Sun Subsidiary; (C) any warrants, calls, options or other rights to acquire any shares of Capital Stock of Sun or any Sun Subsidiary; (D) any rights issued by Sun or any Sun Subsidiary that are linked in any way to the value of Sun, a Sun Subsidiary, or any of their respective Capital Stock; and provided that Ironman shall provide written notice to Sun not less than five (5) Business Days prior to the grant of any Permitted Ironman Equity Awards;

(iii) Except as contemplated by Section 6.12(a), amend the Current Sun Articles, or amend in any material respect the charter or organizational documents of any Sun Subsidiary;

(iv) make any material change in financial accounting methods, principles or practices, by Sun or any Sun Subsidiary, except insofar as may have been required by a change in GAAP (after the date of this Agreement);

(v) merge or consolidate with, or directly or indirectly acquire in any transaction any equity interest in or business of any Person if the aggregate amount of the consideration paid or transferred by Sun and the Sun Subsidiaries in connection with all such transactions would exceed a total amount equal to 10% of the aggregate cash and cash equivalents of Ironman and the Ironman Subsidiaries at such time;

(vi) sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise encumber or subject to any Lien (other than Permitted Liens), or otherwise dispose of any properties or assets (other than sales of products or services in the ordinary course of business consistent with past practice) or any interests therein that, individually or in the aggregate, have a fair market value (or result in aggregate proceeds), in the aggregate for all such transactions, in excess of $15,000,000;

(vii) incur or refinance any Indebtedness, except (A) for any Indebtedness solely between Sun and any wholly-owned Sun Subsidiary or between wholly-owned Sun Subsidiaries, or (B) increases of Indebtedness incurred in the ordinary course of business consistent with past practice under any of Ironman or an Ironman Subsidiary’s existing credit facilities as of the date hereof;

(viii) waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (A) equal to or lesser than the amounts specifically reserved with respect thereto on the balance sheet included in the Sun SEC Documents; or (B) that do not exceed $3,000,000 in the aggregate;

(ix) (A) assign, abandon, encumber, subject to a Lien (other than a Permitted Lien), convey title (in whole or in part), exclusively license or grant any right or other licenses to material Intellectual Property Rights owned or exclusively licensed to Sun or any Sun Subsidiary, other than abandonment of Intellectual Property Rights or the grant of non-exclusive licenses in the ordinary course of business consistent with past practice, or (B) enter into licenses or agreements that impose material restrictions upon Sun or any of its Affiliates with respect to material Sun Licensed IP;

(x) (A) amend, modify, waive or terminate any Sun Material Contract, in each case, if such amendment, modification, waiver or termination would have an adverse effect that, individually or in the aggregate, is material to Sun and the Sun Subsidiaries, taken as a whole; or (B) enter into any Contract that would be a Sun Material Contract if it had been entered into prior to the date hereof (other than (x) any Contract described in Section 4.15(a)(ii), to the extent entered into in the ordinary course of business consistent with past practice, (y) any Contract for the purchase or sale of products or services of the Company entered into in the ordinary course of business consistent with past practice and (z) purchase orders, invoices, statements of work and non-disclosure or similar agreements entered into in the ordinary course of business consistent with past practice);

(xi) enter into any new line of business outside of its existing business or discontinue any existing line of business, in each case other than in the ordinary course of business consistent with past practice;

(xii) except in the ordinary course of business, make, change or revoke any material Tax election, file any material amended Tax Return, or settle or compromise any material Tax liability or refund;

(xiii) except (x) as required by any Sun Benefit Plan or Collective Bargaining Agreement, in each case as in effect on the date hereof or (y) for actions in the ordinary course of business consistent with past practice and aligned with the annual plan presented to the Sun Board, (A) grant or announce any cash or equity-based incentive awards, severance or termination pay, retention bonuses, transaction or change-in-control bonuses or any increase in salary, wage or other compensation, to any current or former employee, officer, or director of Sun or any Sun Subsidiary, other than (1) Permitted Sun Equity Awards, (2) payment of cash incentive compensation for completed performance periods based on actual achievement of applicable performance goals, (3) annual increases in base compensation, or (4) increases in compensation as a result of a promotion or title change not prohibited by clause (B) hereof, in any case, in the ordinary course of business and consistent with past practice; (B) hire, terminate (other than for cause), or promote any employees or officers, except in the ordinary course of business consistent with past practice with respect to employees or officers with an annual base salary that does not exceed $350,000 per employee or officer; (C) establish, adopt, enter into, amend, modify or terminate in any material respect any Collective Bargaining Agreement or material Sun Benefit Plan (other than annual modifications to any Sun Benefit Plan that is a health or welfare benefit plan in the ordinary course of business consistent with past practice); (D) take any action or agree or commit to (whether conditionally or otherwise) accelerate any rights, benefits or the lapsing of any restrictions, or the funding of any payments or benefits, payable to any current or former employee, officer, or director of Sun or any Sun Subsidiary; or (E) amend the terms of any outstanding Sun Equity Award;

(xiv) or agree to take or make any commitment to take any of the actions prohibited by this Section 5.2(b).

(c) Control of Operations. Nothing contained in this Agreement shall give Ironman, directly or indirectly, the right to control or direct the operations of Sun and the Sun Subsidiaries prior to the Effective Time in violation of antitrust law, and any consent that would be required under Section 5.2(a) or (b) shall not be required if obtaining such consent would violate antitrust law.

Section 5.3. Employment Matters.

(a) For a period of one (1) year following the Effective Time (or if shorter, during the period of employment), Sun shall, or shall cause the Sun Subsidiaries (including the Surviving Corporation and its Subsidiaries) to provide to each employee of Ironman and the Ironman Subsidiaries as of immediately prior to the Effective Time who continues to be employed by Sun and the Sun Subsidiaries (including the Surviving Corporation and its Subsidiaries) after the Effective Time (each, a “Continuing Ironman Employee”) at least the same annual base salary or wage rate, as applicable, as provided to such Ironman Continuing Employee immediately prior to the Effective Time; provided, that, in the event there is a reduction in base salaries or wage rates that affect substantially all employees of Sun and its Subsidiaries (including the Surviving Corporation and its Subsidiaries) after the Effective Time, the annual base salary or wage rate of similarly situated Continuing Ironman Employees may be commensurately reduced. In order to further an orderly transition and integration, and subject to applicable law, Sun and Ironman shall cooperate in good faith in reviewing, evaluating and analyzing the Sun Benefit Plans and Ironman Benefit Plans with a view towards developing appropriate new benefit plans, or selecting the Sun Benefit Plans or Ironman Benefit Plans, as applicable, that will apply with respect to employees of Sun and the Sun Subsidiaries (including the Surviving Corporation and its Subsidiaries) after the Effective Time (collectively, the “New Benefit Plans”), which New Benefit Plans will, to the extent permitted by applicable law, and among other things, (i) treat similarly situated employees on a substantially equivalent basis, taking into account all relevant factors, including duties, geographic location, tenure, qualifications and abilities, and (ii) not discriminate between employees who were covered by Sun Benefit Plans, on the one hand, and those covered by Ironman Benefit Plans, on the other hand, at the Effective Time.

(b) For purposes of eligibility, participation, vesting and benefit accrual (except (i) for purposes of benefit accrual under any defined benefit pension plan or retiree medical plan, (ii) to the extent that such credit would result in a duplication of benefits, or (iii) under any plan that is grandfathered or frozen) under the Sun Benefit Plans, Ironman Benefit Plans and the New Benefit Plans, service with or credited by Sun and the Sun Subsidiaries or any of their respective predecessors to an employee of Sun and the Sun Subsidiaries as of immediately prior to the Effective Time who continues to be employed by Sun and the Sun Subsidiaries (including the Surviving Corporation and its Subsidiaries) after the Effective Time (each, a “Continuing Sun Employee”) and service with or credited by Ironman and the Ironman Subsidiaries or any of their respective predecessors to a Continuing Ironman Employee shall be treated as service with Sun to the same extent that such service was taken into account under the analogous Sun Benefit Plan or Ironman Benefit Plan prior to the Effective Time.

(c) With respect to any Ironman Benefit Plan, Sun Benefit Plan or New Benefit Plan in which any Continuing Sun Employee or Continuing Ironman Employee first becomes eligible to participate on or after the Effective Time, and in which such employees did not participate prior to the Effective Time, Sun shall:  (i) waive all preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Sun Benefit Plan or Ironman Benefit Plan, as the case may be, and (ii) provide each such employee and his or her eligible dependents with credit for any co-payments and deductibles paid prior to the Effective Time (or, if later, prior to the time such employee commenced participation in the New Benefit Plan) under a Sun Benefit Plan or Ironman Benefit Plan (to the same extent that such credit was given under the analogous Sun Benefit Plan or Ironman Benefit Plan) in satisfying any applicable deductible or out-of-pocket requirements under any Ironman Benefit Plan, Sun Benefit Plan or New Benefit Plan in which such employee first become eligible to participate after the Effective Time.

(d) Nothing in this Section 5.3 shall (i) be construed as an amendment or other modification of, or the termination of, any Ironman Benefit Plan, Sun Benefit Plan or other employee benefit plan or arrangement, (ii) limit the right of Sun, Ironman or any of their respective subsidiaries to amend, terminate or otherwise modify any Ironman Benefit Plan, Sun Benefit Plan or other employee benefit plan or arrangement, (iii) be construed to create any third party beneficiary rights in any Sun Continuing Employee, Ironman Continuing Employee, or any other current or former employee or service provider or any of their respective beneficiaries, or (iv) be construed to limit the right of Sun or the Sun Subsidiaries or Ironman or the Ironman Subsidiaries to terminate the employment of any Sun Continuing Employee, Ironman Continuing Employee, or any other employee or service provider, in each case, in accordance with applicable law.

Section 5.4. Rights Plans.

(a) Within one (1) Business Day after the date of this Agreement, Ironman shall enter into a rights agreement with its transfer agent in the form attached hereto as Exhibit D.

(b) On or prior to the date of this Agreement, Sun has adopted and approved the amendment to the Sun Rights Plan in the form attached hereto as Exhibit E.

Article VI

ADDITIONAL AGREEMENTS

Section 6.1. No Solicitation.

(a) No Solicitation by Sun. Except as otherwise permitted by this Agreement, Sun shall not and shall cause its Subsidiaries and its and their respective directors and officers not to, and shall use reasonable best efforts to cause its other Representatives not to, directly or indirectly, (i) solicit, initiate, induce, facilitate, or knowingly encourage any Acquisition Proposal with respect to Sun or any inquiry or proposal that may reasonably be expected to lead to such an Acquisition Proposal; (ii) enter into, participate in, maintain or continue any communications or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal with respect to Sun; (iii)  enter into any letter of intent or any other contract, agreement, commitment or other written arrangement contemplating or otherwise relating to any Acquisition Proposal with respect to Sun; or (iv) resolve, propose or agree to do any of the foregoing. Promptly upon the execution of this Agreement, Sun shall, and shall cause the Sun Subsidiaries to, and shall cause its and their respective directors and officers to, and shall use reasonable best efforts to cause its other Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, or any inquiry or proposal that may reasonably be expected to lead to an Acquisition Proposal with respect to Sun, use reasonable best efforts to request the prompt return or destruction of all confidential information furnished with respect to discussions prior to the date hereof in respect of an Acquisition Proposal with respect to Sun to the extent that Sun is entitled to have such documents returned or destroyed, promptly terminate all physical and electronic dataroom access previously granted to any such Person or its Representatives. Notwithstanding the foregoing provisions of this Section 6.1(a), prior to obtaining the Sun Shareholder Approval, this Section 6.1(a) shall not prohibit Sun from furnishing information regarding Sun to, or entering into discussions and negotiations with, any Person if (A) Sun shall have received from such Person a bona fide written Acquisition Proposal that, after consultation with its financial advisor and outside legal counsel, the Sun Board determines in good faith is, or would reasonably be expected to result in, a Superior Proposal (and such proposal has not been withdrawn); (B) such Acquisition Proposal was not solicited, initiated, induced, facilitated or knowingly encouraged in violation of this Section 6.1(a) (after giving effect to this sentence) or Section 6.3(a); (C) the Sun Board determines in good faith, after having consulted with its outside legal counsel, that failure to take such action would reasonably be expected to constitute a breach of the duties of the Sun Board under applicable law; (D) prior to furnishing any such information or entering into such negotiations or discussions Sun obtains from such Person an executed confidentiality agreement containing provisions (including nondisclosure provisions and use restrictions) at least as favorable to Sun as the provisions of the Confidentiality Agreement as in effect immediately prior to the execution of this Agreement, and provides a copy of the same to Ironman; and (E) concurrently with furnishing any information to such Person, to the extent such information has not been previously furnished by Sun to Ironman or made available to Ironman, Sun concurrently furnishes such information to or makes such information available in an electronic data room to Ironman.

(b) Notice of Acquisition Proposals to Sun. In addition to the obligations of Sun set forth in Section 6.1(a), Sun shall immediately, and in any event within twenty-four hours of the receipt thereof (unless received on a day that is not a Business Day, in which case within forty-eight hours of the receipt thereof), advise Ironman orally and in writing of any (i) Acquisition Proposal with respect to Sun; (ii) any inquiry, expression of interest, proposal, communication, request for access to non-public information relating to Sun or the Sun Subsidiaries, or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; (iii) any other communication or notice that any Person is considering making an Acquisition Proposal with respect to Sun. Such notification shall include the material terms and conditions of any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request (including any changes to such material terms and conditions) and a copy of, and the identity of the person making, any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request. Sun shall (A) keep Ironman informed in all material respects and on a reasonably current basis of the status and details (including any material change to the terms and conditions thereof (including any change in price or exchange ratio)) of any Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request; and (B) provide to Ironman as soon as practicable after receipt or delivery thereof (but in no event more than 24 hours) of the receipt thereof (unless received on a day that is not a Business Day, in which case within forty-eight hours of the receipt thereof) copies of all material correspondence and other written material exchanged between Sun or any Sun Subsidiary or any of their Representatives, on the one hand, and any Person or any of their Representatives that has made an Acquisition Proposal with respect to Sun, inquiry, expression of interest, proposal, offer, notice or request, on the other hand, which describes any of the terms or conditions of such Acquisition Proposal. Sun agrees that it shall not, after the date hereof, enter into any agreement which prohibits it from complying with its obligations under this Section 6.1.

(c) No Solicitation by Ironman. Except as otherwise permitted by this Agreement, Ironman shall not and shall cause its Subsidiaries and its and their respective directors and officers not to, and shall use reasonable best efforts to cause its other Representatives not to, directly or indirectly, (i) solicit, initiate, induce, facilitate, or knowingly encourage any Acquisition Proposal with respect to Ironman or any inquiry or proposal that may reasonably be expected to lead to such an Acquisition Proposal; (ii) take any action to make the provisions of any Takeover Statute (including approving any transaction under, or a third party becoming an “interested stockholder” under, Section 203 of the DGCL) inapplicable to any transaction contemplated by an Acquisition Proposal with respect to Ironman; (iii) enter into, participate in, maintain or continue any communications or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal with respect to Ironman, (iv)  enter into any letter of intent or any other contract, agreement, commitment or other written arrangement contemplating or otherwise relating to any Acquisition Proposal with respect to Ironman; or (v) resolve, propose or agree to do any of the foregoing. Promptly upon the execution of this Agreement, Ironman shall and shall cause the Ironman Subsidiaries to, and shall cause its and their respective directors and officers to, and shall use reasonable best efforts to cause its other Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, or any inquiry or proposal that may reasonably be expected to lead to an Acquisition Proposal with respect to Ironman, use reasonable best efforts to request the prompt return or destruction of all confidential information furnished with respect to discussions prior to the date hereof in respect of an Acquisition Proposal with respect to Ironman to the extent that Ironman is entitled to have such documents returned or destroyed, promptly terminate all physical and electronic dataroom access previously granted to any such Person or its Representatives. Notwithstanding the foregoing provisions of this Section 6.1(c), prior to obtaining the Ironman Stockholder Approval, this Section 6.1(c) shall not prohibit Ironman from furnishing information regarding Ironman to, or entering into discussions and negotiations with, any Person if (A) Ironman shall have received from such Person a bona fide written Acquisition Proposal that, after consultation with its financial advisor and outside legal counsel, the Ironman Board determines in good faith is, or would reasonably be expected to result in, a Superior Proposal (and such proposal has not been withdrawn); (B) such Acquisition Proposal was not solicited, initiated, induced, facilitated or knowingly encouraged in violation of this Section 6.1(c) (after giving effect to this sentence) or Section 6.3(b); (C) the Ironman Board determines in good faith, after having consulted with its outside legal counsel, that failure to take such action would reasonably be expected to constitute a breach of the duties of the Ironman Board under applicable law; (D) prior to furnishing any such information or entering into such negotiations or discussions Ironman obtains from such Person an executed confidentiality agreement containing provisions (including nondisclosure provisions and use restrictions) at least as favorable to Ironman as the provisions of the Confidentiality Agreement as in effect immediately prior to the execution of this Agreement, and provides a copy of the same to Sun; and (E) concurrently with furnishing any information to such Person, to the extent such information has not been previously furnished by Ironman to Sun or made available to Sun, Ironman concurrently furnishes such information to or makes such information available in an electronic data room to Sun.

(d) Notice of Acquisition Proposals to Ironman. In addition to the obligations of Ironman set forth in Section 6.1(d), Ironman shall immediately, and in any event within twenty-four hours of the receipt thereof (unless received on a day that is not a Business Day, in which case within forty-eight hours of the receipt thereof), advise Sun orally and in writing of any (i) Acquisition Proposal with respect to Ironman; (ii) any inquiry, expression of interest, proposal, communication, request for access to non-public information relating to Ironman or the Ironman Subsidiaries, or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; (iii) any other communication or notice that any Person is considering making an Acquisition Proposal with respect to Ironman. Such notification shall include the material terms and conditions of any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request (including any changes to such material terms and conditions) a copy of, and the identity of the person making, any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request. Ironman shall (A) keep Sun informed in all material respects and on a reasonably current basis of the status and details (including any material change to the terms and conditions thereof (including any change in price or exchange ratio)) of any Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request and (B) provide to Sun as soon as practicable after receipt or delivery thereof (but in no event more than 24 hours) of the receipt thereof (unless received on a day that is not a Business Day, in which case within forty-eight hours of the receipt thereof) copies of all material correspondence and other written material exchanged between Ironman or any Ironman Subsidiary or any of their Representatives, on the one hand, and any Person or any of their Representatives that has made an Acquisition Proposal with respect to Ironman, inquiry, expression of interest, proposal, offer, notice or request, on the other hand, which describes any of the terms or conditions of such Acquisition Proposal. Ironman agrees that it shall not, after the date hereof, enter into any agreement which prohibits it from complying with its obligations under this Section 6.1.

Section 6.2. Preparation of the Registration Statement and the Joint Proxy Statement; Stock Exchange and Delisting.

(a) Sun and Ironman will promptly furnish to the other party such data and information relating to it, its respective Subsidiaries and the holders of its Capital Stock, as Sun or Ironman, as applicable, may reasonably request for the purpose of including such data and information in the Registration Statement or the Joint Proxy Statement, and, in each case, any amendments or supplements thereto.

(b) Sun and Ironman shall promptly prepare, and Sun shall file with the SEC, a registration statement on Form F-4 (together with any supplements or amendments thereto, the “Registration Statement”) to register the Sun Ordinary Shares to be issued as the Merger Consideration with the SEC as promptly as practicable and in any event no later than 45 days following the date hereof. The Registration Statement shall include a joint proxy statement to be used for the Sun Shareholders’ Meeting and Ironman Stockholders’ Meeting and a prospectus with respect to the issuance of Sun Ordinary Shares pursuant to the Merger (the “Joint Proxy Statement”). Sun and Ironman shall otherwise comply in all material respects with the notice requirements applicable to Sun in respect of the Sun Shareholders’ Meeting pursuant to the Israeli Companies Law and the regulations promulgated thereunder and the Current Sun Articles, and applicable to Ironman in respect of the Ironman Stockholders’ Meeting pursuant to the DGCL, the Ironman Certificate of Incorporation and Ironman’s bylaws, as applicable. Sun and Ironman shall each use reasonable best efforts to cause the Registration Statement and the Joint Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff. Sun shall use its reasonable best efforts to cause the Registration Statement to become effective under the Securities Act as soon after such filing as reasonably practicable, and promptly thereafter Sun and Ironman shall mail the Joint Proxy Statement to Sun’s shareholders and Ironman’s stockholders, as applicable. Each of Sun and Ironman will advise the other promptly after it receives any request by the SEC for amendment of the Joint Proxy Statement or the Registration Statement or comments thereon and responses thereto or any request by the SEC for additional information, and Sun and Ironman shall jointly prepare promptly and Sun shall file any response to such comments or requests, and each of Sun and Ironman agrees to permit the other (in each case, to the extent practicable), and their respective outside counsels, to participate in all meetings and conferences with the SEC with respect to the Joint Proxy Statement or the Registration Statement. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Sun and Ironman will (A) provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response); and (B) include in such document or response all comments reasonably and promptly proposed by the other. The foregoing obligations of (x) Sun in clauses (A) and (B) shall not apply in connection with and to the extent relating to any disclosure regarding a Sun Change of Recommendation made in compliance with the terms of Section 6.4(b), and (y) Ironman in clauses (A) and (B) shall not apply in connection with and to the extent relating to any disclosure regarding an Ironman Change of Recommendation made in compliance with the terms of Section 6.4(d).

(c) Sun and Ironman shall make all necessary filings with respect to the Merger and the other transactions contemplated by this Agreement under the Securities Act and the Exchange Act and applicable blue sky laws and the rules and regulations thereunder. Each party shall advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Sun Ordinary Shares issuable in connection with the Merger for offering or sale in any jurisdiction. Each of Sun and Ironman will use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(d) If at any time prior to the Effective Time, any event occurs with respect to Sun or Ironman, or any change occurs with respect to information supplied by Sun or Ironman for inclusion in the Registration Statement or Joint Proxy Statement, or any information relating to Sun or Ironman, or any of their respective Affiliates, officers or directors, should be discovered by Sun or Ironman, which is required to be described or that should be set forth in an amendment or supplement to the Registration Statement or the Joint Proxy Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party with respect to which such event occurs or which discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to Sun’s shareholders and the Ironman’s stockholders.

(e) Sun shall use its reasonable best efforts to cause the Sun Ordinary Shares to be issued in the Merger to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the Effective Time. Ironman shall cooperate with Sun and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting of the Ironman Common Stock from the NYSE and the deregistration of the same under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.3. Stockholders/Shareholders Meetings.

(a) Convening the Sun Shareholders’ Meeting. Sun shall take all action necessary in accordance with applicable Law and the Current Sun Articles to duly call, give notice of, convene and hold an extraordinary general meeting of its shareholders for the purpose of seeking the Sun Shareholder Approval as herein provided as soon as practicable after the Registration Statement becomes effective (the “Sun Shareholders’ Meeting”). Subject to Section 6.4(b), Sun shall, through the Sun Board, recommend to the Sun shareholders that they give the Sun Shareholder Approval and shall include such recommendation in the Joint Proxy Statement (the recommendation of the Sun Board that Sun’s shareholders vote to give the Sun Shareholder Approval being referred to as the “Sun Board Recommendation”), and Sun shall, subject to Section 6.4(b), use its reasonable best efforts to solicit sufficient proxies from the Sun shareholders in favor of the Sun Shareholder Approval and to take all other actions necessary or advisable to secure the Sun Shareholder Approval. Notwithstanding anything to the contrary contained in this Agreement, Sun may after consultation with Ironman, adjourn or postpone the Sun Shareholders Meeting only: (A) to ensure that any supplement or amendment to the Joint Proxy Statement that is required by applicable Law is timely provided to Sun’s shareholders; (B) if as of the time for which the Sun Shareholders’ Meeting is originally scheduled there are insufficient Sun Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Sun Shareholders’ Meeting; or (C) if additional time is required to solicit proxies in order to obtain the Sun Shareholder Approval; provided that (1) no single adjournment shall be for more than 30 days unless otherwise required by applicable Law; and (2) all such adjournments together shall not cause the date of the Sun Shareholders’ Meeting to be held less than ten (10) Business Days prior to the End Date.

(b) Convening the Ironman Stockholders’ Meeting. Ironman shall take all action necessary in accordance with applicable Law and its organizational documents to duly call, give notice of, convene a meeting of its stockholders for the purpose of seeking the Ironman Stockholder Approval as herein provided as soon as practicable after the Registration Statement becomes effective (the “Ironman Stockholders’ Meeting”). Subject to Section 6.4(b), Ironman shall, through the Ironman Board, recommend to the Ironman stockholders that they give the Ironman Stockholder Approval and shall include such recommendation in the Joint Proxy Statement (the recommendation of the Ironman Board that Ironman’s stockholders vote to give the Ironman Stockholder Approval being referred to as the “Ironman Board Recommendation”), and Ironman shall, subject to Section 6.4(b), use its reasonable best efforts to solicit sufficient proxies from the Ironman stockholders in favor of the adoption of this Agreement and to take all other actions necessary or advisable to secure the Ironman Stockholder Approval. Notwithstanding anything to the contrary contained in this Agreement, Ironman may after consultation with Sun, adjourn or postpone the Ironman Stockholders’ Meeting only: (A) to ensure that any supplement or amendment to the Joint Proxy Statement that is required by applicable Law is timely provided to Ironman’s stockholders; (B) if as of the time for which the Ironman Stockholders’ Meeting is originally scheduled there are insufficient shares of Ironman Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Ironman Stockholders’ Meeting; or (C) if additional time is required to solicit proxies in order to obtain the Ironman Stockholder Approval; provided that (1) no single adjournment shall be for more than 30 days unless otherwise required by applicable Law, and (2) all such adjournments together shall not cause the date of the Ironman Stockholders’ Meeting to be held less than ten (10) Business Days prior to the End Date.

(c) Timing of the Sun Shareholders’ Meeting and the Ironman Stockholders’ Meeting. Sun and Ironman shall use their respective reasonable best efforts to call the Sun Shareholders’ Meeting and the Ironman Stockholders’ Meeting for the same date and as soon as practicable after the date of this Agreement (but after the Registration Statement is declared effective).

Section 6.4. Change in Recommendation.

(a) Sun Change in Recommendation. Subject to the other provisions of this Section 6.4, neither the Sun Board nor any committee thereof shall, directly or indirectly: (i)  withhold or withdraw or qualify, modify or amend in a manner adverse to Ironman (or publicly propose to do so) the Sun Board Recommendation; (ii)  fail to reaffirm or re-publish the Sun Board Recommendation within ten Business Days after Ironman requests in writing that such action be taken (or, if earlier, at least five Business Days prior to the Sun Shareholders’ Meeting); (iii) fail to publicly announce, within ten Business Days after a tender offer or exchange offer relating to the Sun Ordinary Shares shall have been formally commenced or after any change in the consideration being offered thereunder, a statement disclosing that the Sun Board recommends rejection of such tender or exchange offer; (iv) publicly announce that the Sun Board has recommended, adopted or approved any Acquisition Proposal with respect to Sun (each of the foregoing actions described in clauses “(i)” to “(iv)” being referred to as a “Sun Change in Recommendation”).

(b) Sun Superior Proposal; Intervening Event. Notwithstanding anything to the contrary contained in Section 6.4(a) or elsewhere in this Agreement, at any time prior to obtaining the Sun Shareholder Approval, the Sun Board may effect, or cause Sun to effect, as the case may be, a Sun Change in Recommendation if:

(i) (A) Sun has not breached its obligations under Section 6.1(a) and Section 6.1(b) in connection with the Acquisition Proposal referred to in the following clause “(B)”; (B) after the date of this Agreement, an unsolicited, bona fide, written Acquisition Proposal is made to Sun and is not withdrawn; (C) the Sun Board determines in its good faith judgment, after consulting with its outside financial advisor and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal; (D) Sun shall have provided Ironman with five Business Days’ prior written notice advising Ironman that it intends to effect a Sun Change of Recommendation and specifying, in reasonable detail, the reasons therefor, and which written notice shall include copies of all documents pertaining to such Superior Proposal; (E) during such five Business Day period, if requested by Ironman, Sun engages in good faith negotiations with Ironman to amend this Agreement in such a manner that such Acquisition Proposal that was determined to constitute a Superior Proposal no longer constitutes a Superior Proposal; (F) at the end of such five Business Day period, such Acquisition Proposal has not been withdrawn and in the good faith reasonable judgment of the Sun Board continues to constitute a Superior Proposal (taking into account any changes to the terms of this Agreement proposed by Ironman as a result of the negotiations required by clause “(E)” or otherwise); and (G) at the end of such five Business Day period, the Sun Board determines in good faith, after having consulted with its outside legal counsel, that, in light of such Superior Proposal, a failure to make a Sun Change in Recommendation would reasonably be expected to constitute a breach of the duties of the Sun Board under applicable Law; provided, that in the event of any material revisions to the applicable Acquisition Proposal (including any change in price or exchange ratio), Sun shall be required to deliver a new written notice to Ironman and to again comply with the requirements of this Section 6.4(b)(i) with respect to such new written notice (including the five Business Day period referenced above); or

(ii) in connection with an Intervening Event relating to Sun, the Sun Board determines at any time prior to the Sun Shareholder Approval, after having consulted with its outside legal counsel, that, in light of such Intervening Event, a failure to make a Sun Change in Recommendation would reasonably be expected to constitute a breach of the duties of the Sun Board under applicable Law, provided that: (A) Sun shall have provided Ironman with five Business Days’ prior written notice advising Ironman that it intends to effect a Sun Change of Recommendation and specifying, in reasonable detail, the reasons therefor; (B) during such five Business Day period, if requested by Ironman, Sun shall negotiate in good faith with respect to any changes or modifications to this Agreement which would allow the Sun Board not to make such Sun Change in Recommendation; and (C) at the end of such five Business Day period, the Sun Board determines in good faith, after having consulted with its outside legal counsel, that, taking into account any changes to the terms of this Agreement proposed by Ironman as a result of the negotiations required by clause “(B)” or otherwise, a failure to make a Sun Change in Recommendation would reasonably be expected to constitute a breach of the duties of the Sun Board under applicable Law.

(c) Nothing in this Agreement shall prohibit Sun or the Sun Board from (i) disclosing to the Sun shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; (ii) making any “stop, look and listen” communication to the Sun shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act; or (iii) making any disclosure to the Sun shareholders required by applicable Law or stock exchange rule or listing agreement, which actions, in the case of clauses (i)-(iii), shall not constitute or be deemed to constitute a Sun Change of Recommendation so long as any such disclosure (x) includes an express reaffirmation of the Sun Board Recommendation, without any amendment, withdrawal, alteration, modification or qualification thereof; and (y) does not include any statement that constitutes, and does not otherwise constitute, a Sun Change in Recommendation.

(d) Ironman Change in Recommendation. Subject to the other provisions of this Section 6.4, neither the Ironman Board nor any committee thereof shall, directly or indirectly: (i)  withhold or withdraw or qualify, modify or amend in a manner adverse to Sun (or publicly propose to do so), the Ironman Board Recommendation; (ii)  fail to reaffirm or re-publish the Ironman Board Recommendation within ten Business Days after Sun requests in writing that such action be taken (or, if earlier, at least five Business Days prior to the Ironman Stockholders’ Meeting); (iii) fail to publicly announce, within ten Business Days after a tender offer or exchange offer relating to the Ironman Common Stock shall have been formally commenced or after any change in the consideration being offered thereunder, a statement disclosing that the Ironman Board recommends rejection of such tender or exchange offer; (iv) publicly announce that the Ironman Board has recommended, adopted or approved any Acquisition Proposal with respect to Ironman (each of the foregoing actions described in clauses “(i)” to “(iv)” being referred to as an “Ironman Change in Recommendation”).

(e) Ironman Superior Proposal; Intervening Event. Notwithstanding anything to the contrary contained in Section 6.4(d) or elsewhere in this Agreement, at any time prior to obtaining the Ironman Stockholder Approval, the Ironman Board may effect, or cause Ironman to effect, as the case may be, an Ironman Change in Recommendation if:

(i) (A) Ironman has not breached its obligations under Section 6.1(c) and Section 6.1(d) in connection with the Acquisition Proposal referred to in the following clause “(B)”; (B) after the date of this Agreement, an unsolicited, bona fide, written Acquisition Proposal is made to Ironman and is not withdrawn; (C) the Ironman Board determines in its good faith judgment, after consulting with its outside financial advisor and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal; (D) Ironman shall have provided Sun with five Business Days’ prior written notice advising Sun that it intends to effect an Ironman Change of Recommendation and specifying, in reasonable detail, the reasons therefor, and which written notice shall include copies of all documents pertaining to such Superior Proposal; (E) during such five Business Day period, if requested by Sun, Ironman engages in good faith negotiations with Sun to amend this Agreement in such a manner that the Acquisition Proposal that was determined to constitute a Superior Proposal no longer constitutes a Superior Proposal; (F) at the end of such five Business Day period, such Acquisition Proposal has not been withdrawn and in the good faith reasonable judgment of the Ironman Board continues to constitute a Superior Proposal (taking into account any changes to the terms of this Agreement proposed by Sun as a result of the negotiations required by clause “(E)” or otherwise); and (G) at the end of such five Business Day period, the Ironman Board determines in good faith, after having consulted with its outside legal counsel, that, in light of such Superior Proposal, a failure to make an Ironman Change in Recommendation would reasonably be expected to constitute a breach of the duties of the Ironman Board under applicable Law; provided, that in the event of any material revisions to the applicable Acquisition Proposal (including any change in price or exchange ratio), Ironman shall be required to deliver a new written notice to Sun and to again comply with the requirements of this Section 6.4(e)(i) with respect to such new written notice (including the five Business Day period referenced above); or

(ii) in connection with an Intervening Event relating to Ironman, the Ironman Board determines at any time prior to the Ironman Stockholder Approval, after having consulted with its outside legal counsel, that, in light of such Intervening Event, a failure to make an Ironman Change in Recommendation would reasonably be expected to constitute a breach of the duties of the Ironman Board under applicable Law, provided that: (A) Ironman shall have provided Sun with five Business Days’ prior written notice advising Sun that it intends to effect an Ironman Change of Recommendation and specifying, in reasonable detail, the reasons therefor; (B) during such five Business Day period, if requested by Sun, Ironman shall negotiate in good faith with respect to any changes or modifications to this Agreement which would allow the Ironman Board not to make such Ironman Change in Recommendation; and (C) at the end of such five Business Day period, the Ironman Board determines in good faith, after having consulted with its outside legal counsel, that, taking into account any changes to the terms of this Agreement proposed by Sun as a result of the negotiations required by clause “(B)” or otherwise, a failure to make an Ironman Change in Recommendation would reasonably be expected to constitute a breach of the duties of the Ironman Board under applicable Law.

(f) Nothing in this Agreement shall prohibit Ironman or the Ironman Board from (i) disclosing to the Ironman stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; (ii) making any “stop, look and listen” communication to the Ironman stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act; or (iii) making any disclosure to Ironman stockholders required by applicable Law or stock exchange rule or listing agreement, which actions, in the case of clauses (i)-(iii), shall not constitute or be deemed to constitute an Ironman Change of Recommendation so long as any such disclosure (x) includes an express reaffirmation of the Ironman Board Recommendation, without any amendment, withdrawal, alteration, modification or qualification thereof; and (y) does not include any statement that constitutes, and does not otherwise constitute, an Ironman Change in Recommendation.

Section 6.5. Access to Information; Confidentiality. Subject to applicable Law, during the Pre-Closing Period and upon reasonable prior notice, each of Sun and Ironman shall, and shall cause each of its respective Subsidiaries to, afford to the other party and to the Representatives of such other party reasonable access to all their respective properties, books, contracts, commitments, personnel and records and, during such period, each of Sun and Ironman shall, and shall cause each of its respective Subsidiaries to, furnish promptly to the other party (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of Federal or state securities Laws other than those publicly available in the SEC’s EDGAR (or successor) system; and (b) all other information concerning its business, properties and personnel as such other party may reasonably request; provided, however, that (i) either party may withhold any document or information that (A) is subject to the terms of a confidentiality agreement with a third party in effect as of the date of this Agreement (provided that the withholding party shall use its commercially reasonable efforts to obtain the required consent of such third party to such access or disclosure); or (B) is subject to any attorney-client, attorney work product or other similar privilege (provided that the withholding party shall use its reasonable best efforts to allow for such access or disclosure (or as much of it as possible) in a manner that does not result in a loss of such attorney-client, attorney work product or other similar privilege); and (ii) if, in the reasonable judgment of Sun or Ironman, as the case may be, any Law (including antitrust Laws) applicable to Sun or Ironman, as the case may be, requires such party or its Affiliates to restrict or prohibit access to any such properties or information, such party or its Affiliates may so restrict or prohibit such access, including by designating such information as “Clean Team Only” or “Outside Counsel Only” pursuant to the Clean Team Confidentiality Agreement, dated as of May 15, 2023. If any material is withheld by such party pursuant to the proviso to the preceding sentence, such party shall inform the other party as to the general nature of what is being withheld and each party shall use reasonable best efforts to enter into an alternative arrangement, including a “clean-team” agreement, pursuant to which such information may be shared without violating such applicable Law. All information exchanged pursuant to this Section 6.5 shall be subject to the Mutual Confidentiality, Non-Disclosure and Standstill Agreement between Sun and Ironman and dated as of November 5, 2022, as amended on December 12, 2022 (the “Confidentiality Agreement”).

Section 6.6. Notification of Changes. Ironman and Sun shall as promptly as reasonably practicable notify the other orally and in writing of any change or event that, individually or in the aggregate, with all past changes and events since the date of this Agreement either (i) has had or would reasonably be expected to have an Ironman Material Adverse Effect or a Sun Material Adverse Effect, as applicable; or (ii) that would reasonably be expected to cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein that would be reasonably expected to cause any of the conditions to the other party’s obligations set forth in Article VII to be incapable of being satisfied, or to materially delay or impede the ability of such notifying party to consummate the Merger; provided, however, that any failure to give such notice pursuant to this Section 6.6 shall not in and of itself cause the failure to satisfy any of the conditions to the other party’s obligations set forth in Article VI unless the underlying breach would independently result in the failure of such condition to be satisfied, and provided further that no such notification shall cure any breach of, non-compliance with, any of the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

Section 6.7. Required Actions.

(a) Regulatory Approvals. The parties shall cooperate with each other and, subject to Section 6.1 and Section 6.4, use their respective reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary, proper or advisable, subject to the limitations in this Section 6.7, to consummate and make effective, as soon as reasonably possible, the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to (i) make or cause to be made, in consultation and cooperation with the other and as promptly as practicable after the date of this Agreement (but in no event later than 15 Business Days after the date of this Agreement, unless otherwise agreed by counsel for the parties), any filing with the United States Department of Justice (“DOJ”) and the United States Federal Trade Commission (“FTC”) required under the HSR Act relating to the Merger; (ii) prepare and file a draft CFIUS Notice, and, after receipt of confirmation reasonably acceptable to both Sun and Ironman that CFIUS has no further comments or inquiries related to the draft CFIUS Notice, Sun and Ironman shall, as promptly as practicable after such receipt, submit the CFIUS Notice; (iii) prepare and file other necessary and advisable registrations, declarations, notices, petitions, applications and filings relating to the Merger, including the notice required under 22 C.F.R. section 122.4(b) of the International Traffic in Arms Regulations, with other Governmental Entities under antitrust, competition, foreign direct investment, trade regulation or similar Law as soon as reasonably practicable or where the ability to control timing of the registration, declaration, notice, petition, application or filing is not within the control of the submitting party, commence pre-submission consultation procedures for, any registrations, declarations, notices, petitions, applications and filings with such Governmental Entities (and thereafter make any other required submissions and respond as promptly as reasonably practicable to any requests for additional information or documentary material); (iv) obtain all Consents or nonactions from any Governmental Entity or other Person which are required to be obtained under any other antitrust, competition, foreign direct investment, trade regulation or similar Law in connection with the consummation of the Merger and the other transactions contemplated hereby, including the CFIUS Approval (collectively, the “Required Regulatory Approvals”); (v) seek to avoid or prevent the initiation of any investigation, inquiry, claim, action, suit, arbitration, litigation or proceeding by or before any Governmental Entity challenging the Merger or the consummation of the other transactions contemplated by this Agreement; and (vi) furnish to the other all assistance, cooperation and information required for any such registration, declaration, notice or filing in order to achieve the effects set forth in the foregoing sub-clauses (i) and (v).

(b) Actions in Connection with Required Regulatory Approvals. Each of the parties shall use its reasonable best efforts to resolve any objection that may be asserted by any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, in furtherance of the parties’ reasonable best efforts, each of Ironman and the Ironman Subsidiaries and Sun and the Sun Subsidiaries, as applicable, to the extent required in order to obtain the Required Regulatory Approvals or any necessary approvals of any other Governmental Entity (including the CFIUS Approval) required for the transactions contemplated hereby as promptly as reasonably practicable or to avoid the consequences in Section 6.7(a)(iv) or otherwise in connection with the Required Regulatory Approvals (including the CFIUS Approval), shall (i) propose, negotiate or offer to effect, or consent or commit to, any sale, leasing, licensing, transfer, disposal, divestiture or other encumbrance, or holding separate, of any assets, licenses, operations, rights, product lines, businesses or interest therein (collectively, a “Divestiture”); and (ii) take or agree to take any other action, agree or consent to, make any concession in respect of, or permit or suffer to exist any condition or requirement setting forth, any limitations or restrictions on freedom of actions with respect to, or its ability to retain, or make changes in, any assets, licenses, operations, rights, product lines, businesses or interest therein (collectively, a “Remedy”), provided that, notwithstanding anything in this Agreement to the contrary, neither party nor its Subsidiaries shall be required to take any of the actions referred to above with respect to a Divestiture or Remedy unless the effectiveness thereof is conditioned on the occurrence of the Effective Time, and provided, further, that, notwithstanding anything in this Agreement to the contrary, nothing shall require either party to, and neither party shall without the consent of the other party, agree or consent to a Divestiture or Remedy that would result in or would reasonably be expected to result in a material adverse effect on the business of Sun and the Sun Subsidiaries (including Ironman and the Ironman Subsidiaries), collectively, immediately after giving effect to the Merger. The parties agree to use reasonable best efforts to: (1) oppose or defend against any investigation, inquiry, claim, action, suit, arbitration, litigation or proceeding by any Governmental Entity to prevent or enjoin the consummation of the Merger; and (2) overturn any regulatory order by any such Governmental Entity to prevent consummation of the Merger, including by defending any investigation, inquiry, claim, action, suit, arbitration, litigation or proceeding brought by any such Governmental Entity in order to avoid the entry of, or to have vacated, overturned, terminated or appealed any order that would otherwise have the effect of preventing or materially delaying the consummation of the Merger or the consummation of the other transactions contemplated by this Agreement.

(c) Requests from Regulatory Authorities. If either of the parties or any of their respective Subsidiaries receives a request for information or documentary material from any Governmental Entity with respect to the Merger or any of the transactions contemplated by this Agreement, then such party shall respond promptly, as soon as reasonably practicable and after consultation with the other party (to the extent permitted under applicable Law), to such request, in all cases within the amount of time allowed by the Governmental Entity. The parties shall consult with each other in good faith prior to pulling and refiling or agreeing to pull and refile any HSR filing, the CFIUS Notice or other filing, or agreeing with any Governmental Entity not to consummate the merger for any period of time, or agreeing to any timing agreement with the FTC, DOJ or any other Governmental Entity.

(d) Coordination and Information Sharing. Each party shall (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry relating to the Merger or the transactions contemplated by this Agreement; (ii) promptly notify the other party of any material communication it or any of its Affiliates (or their respective Representatives) receives from any Governmental Entity relating to the Merger or the transactions contemplated by this Agreement and keep the other parties informed as to the status of any such request, inquiry, investigation, or communication; (iii) subject to applicable Law, and to the extent practicable, permit the other party to review in advance, and consider in good faith the other party’s comments to, any proposed material communication, filing or submission by such party to any Governmental Entity; (iv) not agree to participate in any meeting or discussion with any Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the Merger or transactions contemplated by this Agreement unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend; and (v) furnish the other party with copies of all material correspondence, filings and written communications between them and their Affiliates and their respective Representatives on one hand, and any such Governmental Entity or its staff on the other hand, with respect to this Agreement or the Merger or the transactions contemplated by this Agreement. Materials required to be provided pursuant to this Section 6.7 may be redacted or withheld as necessary to (i) to remove references concerning the valuation of the parties, (ii) as necessary to comply with contractual arrangements; and (iii) as necessary to preserve attorney-client or other legal privilege. Each party, as each deems advisable and necessary, may designate any competitively sensitive material provided to the other under this Section 6.7 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside counsel of the recipient unless express written permission is obtained in advance from the party that has so designated such materials.

(e) Frustrating Actions. Ironman shall not, and shall cause the Ironman Subsidiaries not to, and Sun shall not, and shall cause the Sun Subsidiaries not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing part or all of the assets of or equity of, in any business or any corporation, partnership, association or other business organization or division thereof, or take any other similar action, if the entry into of an agreement relating to, or the consummation of such acquisition, merger or consolidation, or the taking of any other similar action, would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, the Required Regulatory Approvals; (ii) increase, in any material respect, the risk of any Governmental Entity entering an order prohibiting the consummation of the Merger or the transactions contemplated by this Agreement; (iii) increase the risk, in any material respect, of not being able to remove any such order on appeal or otherwise; or (iv) prevent or materially delay the consummation of the Merger or the transactions contemplated by this Agreement.

Section 6.8. Takeover Laws. Ironman and the Ironman Board, and Sun and the Sun Board, shall use their respective reasonable best efforts (a) to ensure that no potentially applicable takeover laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law (a “Takeover Statute”) is or becomes applicable to this Agreement or any transaction contemplated by this Agreement; and (b) if any Takeover Statute becomes applicable to this Agreement or any transaction contemplated by this Agreement, to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of any Takeover Statute on the Merger.

Section 6.9. Indemnification, Exculpation and Insurance.

(a) Sun agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of Ironman and the Ironman Subsidiaries to the fullest extent provided by their respective certificates of incorporation or bylaws (or comparable organizational documents) and any indemnification or other similar agreements of Ironman or any of the Ironman Subsidiaries as in effect as of the date of this Agreement shall survive the Merger and shall continue in full force and effect in accordance with their terms.

(b) In the event that subsequent to the Merger the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Surviving Corporation shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 6.9.

(c) For a period of six (6) years from the Effective Time, Sun shall procure that the Surviving Corporation shall maintain in effect the exculpation, indemnification and advancement of expenses equivalent to the provisions of the Ironman Certificate of Incorporation with respect to acts or omissions occurring prior to the Effective Time and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any indemnified Person.

(d) Prior to or at the Effective Time, Ironman shall purchase a six (6)-year prepaid “tail” policy, with terms, conditions, retentions and limits of liability that are substantially equivalent to the coverage provided under Ironman’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance, with respect to matters arising on or before the Effective Time (including in connection with this Agreement and the transactions or actions contemplated by this Agreement), and Sun shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation; provided, however that Ironman shall not pay or agree to pay, and the Surviving Corporation shall not be required to pay, in the aggregate in excess of 300% of the last annual premium paid by Ironman prior to the date of this Agreement in respect of such “tail” policy, and if the cost of such “tail” policy would otherwise exceed such maximum amount, Ironman shall purchase as much coverage as reasonably practicable up to such maximum amount.

(e) The provisions of this Section 6.9 shall survive consummation of the Merger and are intended to be for the benefit of, and will be enforceable by, each current or former director or officer of Ironman, his or her heirs and his or her representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

Section 6.10. Transaction Litigation. Sun and Ironman shall give each other prompt notice of any shareholder or stockholder litigation or claims commenced on or after the date of this Agreement against such party or its directors or officers relating to the Merger and the other transactions contemplated by this Agreement (“Transaction Litigation”), and shall (a) give the other party the opportunity to participate (at such other’s party’s expense) in the defense or settlement of any Transaction Litigation, (ii) give each other the right to review and comment on all filings or responses to be made by such party in connection with any Transaction Litigation, and will in good faith take such comments into account, and (iii) not agree to settle any Transaction Litigation without the other party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. In addition, Sun and Ironman agree to keep each other reasonably informed on a current basis with respect to any other shareholder or stockholder litigation or claims against either party or its directors or officers that are reasonably likely to affect the Merger and the other transactions contemplated by this Agreement (including the timing of the Closing).

Section 6.11. Section 16 Matters. The Sun Board shall, prior to the Effective Time, approve the issuance of Sun Ordinary Shares in connection with the Merger with respect to any employees of Ironman who, as a result of their relationship with Ironman as of or following the Effective Time, are subject or will become subject to the reporting requirements of Section 16 of the Exchange Act to the extent necessary for such issuance to be an exempt acquisition pursuant to SEC Rule 16b-3. Prior to the Effective Time, the Ironman Board shall approve the disposition of Ironman equity securities (including derivative securities) in connection with the Merger by those directors and officers of Ironman subject to the reporting requirements of Section 16 of the Exchange Act to the extent necessary for such disposition to be an exempt disposition pursuant to SEC Rule 16b-3.

Section 6.12. Certain Corporate Governance and Other Matters.

(a) Amendment of Sun Current Articles. On or prior to the Effective Time, subject to the Sun Shareholder Approval, the Current Sun Articles shall be amended and restated in the form attached hereto as Exhibit A.

(b) Board of Directors. Prior to the Effective Time, subject to the Sun Shareholder Approval, Sun shall take all actions as may be necessary to cause (i) the number of directors constituting the Sun Board as of the Effective Time (the “Combined Company Board”) to be eleven; (ii) the Combined Company Board as of the Effective Time to be composed of (A) five directors designated by the Sun Board (“Sun Designees”), as shall be notified to Ironman no later than 21 days after the execution of this Agreement; (B) five directors designated by the Ironman Board (“Ironman Designees”), as shall be notified to Ironman no later than 21 days after the execution of this Agreement; and (C) the Chief Executive Officer of Sun in office immediately prior to the Effective Time; (iii) the Non-Executive Chairman of the Combined Company Board to be Ric Fulop (or, if he is no longer the Chairman of the Ironman Board immediately prior to the Effective Time, Sun and Ironman shall together take such actions as are required to appoint to such role such other member of the Combined Company Board as is designated by the Ironman Board); (iv) the Lead Independent Director of the Combined Company Board to be Dov Ofer (or, if he is no longer the Chairman of the Sun Board immediately prior to the Effective Time, Sun and Ironman shall together take such actions as are required to appoint to such role such other member of the Combined Company Board as is designated by the Sun Board); and (v) the positions of Chairman of the Combined Company Board and the Lead Independent Director of the Combined Company Board shall have the roles and responsibilities set forth in Exhibit B.

(c) Committees of the Combined Company Board.

(i) The Nomination and Governance Committee of the Combined Company Board shall be comprised of three members of the Combined Company Board, two of whom shall be Sun Designees and one of whom shall be an Ironman Designee. The Chairman of the Nomination and Governance Committee of the Combined Company Board shall be a Sun Designee and shall initially be Dov Ofer.

(ii) The Audit Committee of the Combined Company Board shall be comprised of three members of the Combined Company Board, two of whom shall be Sun Designees and one of whom shall be an Ironman Designee. The Chairman of the Audit Committee of the Combined Company Board shall be a Sun Designee.

(iii) The Compensation Committee of the Combined Company Board shall be comprised of three members of the Combined Company Board, two of whom shall be Ironman Designees and one of whom shall be a Sun Designee. The Chairman of the Compensation Committee of the Combined Company Board shall be an Ironman Designee.

(iv) For the purposes of the agreements under this Section 6.12(c), Sun’s board of directors shall not, for a period of two years from the Effective Time, make any change to its election to be governed by an exemption under the Israeli Companies Law regulations that exempts Sun from appointing “external directors” (as defined in the Israeli Companies Law) and from complying with the Israeli Companies Law requirements related to the composition of the audit committee and compensation committee of Sun’s board of directors, as approved by Sun’s board of directors in May 2016.

(d) Chief Executive Officer. Prior to the Effective Time, Sun and Ironman shall take all corporate actions as may be necessary to cause, as of the Effective Time, Yoav Zeif to continue in office as the Chief Executive Officer of Sun.

Section 6.13. Extension of Standstill. During the period commencing on the date of this Agreement and continuing until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, each of Sun and Ironman agrees that it will not, otherwise than pursuant to the Merger on the terms provided in this Agreement (a) in any manner acquire, agree to acquire or make any proposal or offer to acquire, directly or indirectly, any securities or property of the other; (b) propose or offer to enter into, directly or indirectly, any merger or business combination involving the other or to purchase, directly or indirectly, a material portion of the assets of the other; (c) directly or indirectly, “solicit”, or participate or join with any person in the “solicitation” of any “proxies” (as such terms are defined in the U.S. Securities Act of 1933) to vote, to seek to advise or to influence any person with respect to the voting of any voting securities of the other, except with respect to the Merger, the obtaining of the Sun Shareholder Approval and the Ironman Stockholder Approval, and as otherwise contemplated by this Agreement; (d) otherwise act alone or in concert with others to seek to control, to influence or to change the management, the board of directors or the policies of the other party; (e) make any public or private disclosure of any consideration, intention, plan or arrangement inconsistent with any of the foregoing; or (f) advise, assist or encourage any of the foregoing or work in concert with others in respect of the foregoing.

Section 6.14. Public Announcements. Except with respect to a Sun Change in Recommendation or an Ironman Change in Recommendation (or matters related thereto), Sun and Ironman shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange; provided that each party may make statements without such consultation that are consistent with previous press releases, public disclosures or public statements made by either party in compliance with this Section 6.14. Sun and Ironman agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.

Section 6.15. Certain Tax Matters.

(a) Each of Ironman and Sun shall, and shall cause its respective Subsidiaries to, (i) file all Tax Returns consistent with, and take no position inconsistent with (whether in audits, Tax Returns or otherwise), the transactions contemplated hereby, including the Merger and the exchange of Ironman Common Stock by the holders thereof for Sun Ordinary Shares, qualifying for the Intended U.S. Tax Treatment and for the exception provided under Treasury Regulations Section 1.367(a)-3(c) (other than with respect to any Excepted Stockholder) (including, for the avoidance of doubt, by complying with the tax reporting obligations of Treasury Regulations Section 1.367(a)-3(c)(6) in connection with the Merger), (ii) not take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or would reasonably be expected to prevent or impede, such qualification as set forth in clause (i) above, and (iii) reasonably cooperate with each other to document and support such qualification as set forth in clause (i) above, including by taking the actions described in Exhibit C.

(b) Sun acknowledges that any 5% Shareholder may enter into (and cause to be filed with the U.S. Internal Revenue Service (“IRS”)) a GRA. Upon the written request of any 5% Shareholder made following the Closing Date, Sun shall (i) furnish to such 5% Shareholder such information as such 5% Shareholder reasonably requests in connection with such 5% Shareholder’s preparation of a GRA and any necessary Tax forms with respect thereto during the period in which such GRA is in place under Treasury Regulations Section 1.367(a)-8, and (ii) provide such 5% Shareholder with the information reasonably requested by such 5% Shareholder for purposes of such 5% Shareholder’s Tax compliance during the period in which such GRA is in place under Treasury Regulations Section 1.367(a)-8, including for purposes of determining whether there has been a gain “triggering event” (within the meaning of Treasury Regulations Section 1.367(a)-8) under the terms of such 5% Shareholder’s GRA.

(c) For the avoidance of doubt, this Section 6.15 concerns covenants and agreements which by their terms contemplate performance after the Effective Time. Accordingly, these provisions shall survive the Effective Time, and shall not be terminated pursuant to Section 9.4.

Section 6.16. Ironman Convertible Notes. Prior to the Effective Time, within the time periods required by the terms of the Ironman Indenture, Ironman shall, and shall cause its Representatives to, take all actions required by the Ironman Indenture to be performed by Ironman at or prior to the Effective Time as a result of the consummation of the Merger and the transactions contemplated hereby, including the giving of any notices that may be required and the delivery to the trustee thereunder of any documents or instruments required to be delivered at or prior to the Effective Time to the trustee by the Ironman Indenture as a result of the consummation of the Merger or the transactions contemplated hereby; provided, that Ironman shall deliver a draft of any such notice or other document to Sun at least five (5) Business Days prior to delivering or entering into such notice or other document in accordance with the terms of the Ironman Indenture. Without limiting the generality of the foregoing, prior to the Effective Time, Ironman agrees to cooperate with Sun by (i) executing and delivering (or causing to be executed and delivered, as applicable) at (and subject to the consummation of) the Effective Time one or more supplemental indentures (which may include Sun as a party thereto), officer’s certificates and opinions of counsel, in each case in form and substance reasonably acceptable to Sun, pursuant to the Ironman Indenture; and (ii) cause the trustee under the Ironman Indenture to execute and deliver at the Effective Time any such supplemental indentures and related instruments, in each case required by the terms of the Ironman Indenture as a result of the consummation of the Merger.

Article VII

CONDITIONS PRECEDENT

Section 7.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Stockholder and Shareholder Approvals. The Sun Shareholder Approval and the Ironman Stockholder Approval shall have been obtained.

(b) Listing. The Sun Ordinary Shares to be issued pursuant to this Agreement shall have been authorized for listing on NASDAQ, subject to official notice of issuance.

(c) Regulatory Approvals. (i) Any waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired; (ii) any agreement with the DOJ or the FTC not to consummate the Merger to which Ironman and Sun are a party shall have expired or been terminated; (iii) the CFIUS Approval shall have been obtained; and (iv) all other Required Regulatory Approvals and conditions listed in Section 7.1(c) of the Sun Disclosure Schedules shall have been obtained or satisfied and shall remain in full force and effect, or the applicable waiting period (and any extension thereof) applicable in respect of such Required Regulatory Approval shall have expired.

(d) Form F-4. The Form F-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

(e) No Injunctions or Restraints; Illegality. No order, injunction (temporary or permanent) or decree or other similar legal restraint issued by any court or Governmental Entity of competent jurisdiction enjoining or preventing the consummation of the Merger shall be in effect. No Law, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity of competent jurisdiction which prohibits or makes illegal consummation of the Merger.

Section 7.2. Conditions to Obligation of Sun and Merger Sub. The obligation of each of Sun and Merger Sub to consummate the Merger is further subject to the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Ironman set forth in Section 3.8(a) shall be true and correct in all respects at and as of the Closing Date as if made at and as of such time or such fact, circumstance, effect, change, event or development giving rise to the breach of Section 3.8(a) shall not be continuing as of the Closing Date; (ii) the representations and warranties of Ironman set forth in Section 3.3(a), the first sentence of Section 3.3(b) and Section 3.3(c) (in each case only with respect to Ironman and not its Subsidiaries) shall be true and correct (other than such failures to be true and correct as are de minimis), in each case at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); (iii) the representations and warranties of Ironman set forth in Section 3.1 and Section 3.20 shall be true and correct in all material respects at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) and (iv) all other representations and warranties of Ironman set forth in Article III shall be true and correct (without giving effect to any limitation as to “materiality” or “Ironman Material Adverse Effect” set forth therein) at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have an Ironman Material Adverse Effect. Sun shall have received a certificate signed on behalf of the Chief Executive Officer or the Chief Financial Officer of Ironman to such effect.

(b) Performance of Obligations of Ironman. Ironman shall have performed or complied in all material respects with the obligations and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing Date, and Sun shall have received a certificate signed on behalf of the Chief Executive Officer or the Chief Financial Officer of Ironman to such effect.

(c) No Ironman Material Adverse Effect. No Ironman Material Adverse Effect shall have occurred since the date of this Agreement that is continuing.

(d) Amendments. Each Contract set forth on Section 7.2 of the Ironman Disclosure Schedule (the “Identified Agreements”) shall have been amended, modified or terminated as provided in Section 7.2 of the Ironman Disclosure Schedule.

Section 7.3. Conditions to Obligation of Ironman. The obligations of Ironman to consummate the Merger is further subject to the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Sun set forth in Section 4.9(a) shall be true and correct in all respects at and as of the Closing Date as if made at and as of such time or such fact, circumstance, effect, change, event or development giving rise to the breach of Section 4.9(a) shall not be continuing as of the Closing Date; (ii) the representations and warranties of Sun set forth in Section 4.3, Section 4.4(a), the first sentence of Section 4.4(b) and Section 4.4(c) (in each case only with respect to Sun and not its Subsidiaries) shall be true and correct (other than such failures to be true and correct as are de minimis), in each case at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); (iii) the representations and warranties of Sun set forth in Section 4.1 and Section 4.21 shall be true and correct in all material respects at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) and (iv) all other representations and warranties of Sun set forth in Article IV shall be true and correct (without giving effect to any limitation as to “materiality” or “Sun Material Adverse Effect” set forth therein) at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have an Sun Material Adverse Effect. Ironman shall have received a certificate signed on behalf of the Chief Executive Officer or the Chief Financial Officer of Sun to such effect.

(b) Performance of Obligations of Sun and Merger Sub. Sun and Merger Sub shall have performed or complied in all material respects with the obligations and covenants required to be performed or complied with by them under this Agreement at or prior to the Closing Date, and Ironman shall have received a certificate signed on behalf of the Chief Executive Officer or the Chief Financial Officer of Sun to such effect.

(c) No Sun Material Adverse Effect. No Sun Material Adverse Effect shall have occurred since the date of this Agreement that is continuing.

Article VIII

TERMINATION, FEES AND EXPENSES, AMENDMENT AND WAIVER

Section 8.1. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Sun Shareholders Approval or the Ironman Stockholder Approval, except as specifically provided below:

(a) by mutual written consent of Ironman and Sun;

(b) by either Ironman or Sun, upon written notice to the other party:

(i) if the Merger is not consummated on or before February 25, 2024 (the “End Date”); provided that if by February 25, 2024, any of the conditions set forth in Section 7.1(c) shall not have been satisfied but all of the other conditions to the consummation of the Merger set forth in Article VII (other than Section 7.2(d)) shall have been satisfied (or, in the case of any conditions that by their nature are to be satisfied at the Closing, shall be capable of being satisfied), then either Ironman or Sun may extend the End Date by written notice to the other party to May 25, 2024; provided, further, that if by May 25, 2024, any of the conditions set forth in Section 7.1(c) shall not have been satisfied but all of the other conditions to the consummation of the Merger set forth in Article VII (other than Section 7.2(d)) shall have been satisfied (or, in the case of any conditions that by their nature are to be satisfied at the Closing, shall be capable of being satisfied), then either Ironman or Sun may further extend the End Date by written notice to the other party to August 25, 2024 (upon any extension in accordance with this Section 8.1(b)(i), references to the End Date in this Agreement shall mean the End Date as so extended); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any party if a breach by such party of its obligations under this Agreement has been the principal cause of, or principally resulted in, such failure of the Merger to occur on or before the End Date;

(ii) if (A) any Governmental Entity that must grant a Required Regulatory Approval listed in Section 7.1(c) of the Sun Disclosure Schedules has denied approval of the Merger and such denial has become final and non-appealable; or (B) any court or Governmental Entity of competent jurisdiction shall have issued a final and non-appealable order, injunction or decree or other legal restraint or prohibition permanently enjoining or preventing the consummation of the Merger, provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any party if a breach by such party of its obligations under this Agreement has been the principal cause of, or principally resulted in, such failure to obtain such Required Regulatory Approval or the issuance of such order, injunction, decree or other legal restraint, as applicable;

(iii) if (A) the Sun Shareholder Approval shall not have been obtained following a vote taken thereon at the Sun Shareholders’ Meeting (unless such Sun Shareholders’ Meeting has been validly adjourned or postponed, in which case at the final adjournment or postponement thereof); or (B) the Ironman Stockholder Approval shall not have been obtained following a vote taken thereon at the Ironman Stockholder Meeting (unless such Ironman Stockholder Meeting has been validly adjourned or postponed, in which case at the final adjournment or postponement thereof);

(c) by Ironman, if Sun or Merger Sub breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of Sun or Merger Sub contained herein fails to be true and correct, which breach or failure (A) either individually or in the aggregate with all other breaches by Sun or Merger Sub or failure of Sun’s and Merger Sub’s representations and warranties to be true, would give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b), as the case may be; and (B) if reasonably capable of being cured, has not been cured prior to the earlier of 30 days (or such fewer days as remain until the End Date) after Sun’s receipt of written notice of such breach from Ironman, and provided that Ironman is not then in breach of any covenant or agreement contained in this Agreement and no representation or warranty of Ironman contained herein then fails to be true and correct such that the conditions set forth in Section 7.2(a) or Section 7.2(b), as the case may be, could not then be satisfied;

(d) by Sun, if Ironman breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of Ironman contained herein fails to be true and correct, which breach or failure (A) either individually or in the aggregate with all other breaches by Ironman or failure of Ironman’s representations and warranties to be true, would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b), as the case may be, and (B) if reasonably capable of being cured, has not been cured prior to the earlier of 30 days (or such fewer days as remain until the End Date) after Ironman’s receipt of written notice of such breach from Sun, and provided that Sun is not then in breach of any covenant or agreement contained in this Agreement and no representation or warranty of Sun contained herein then fails to be true and correct such that the conditions set forth in Section 7.3(a) or Section 7.3(b), as the case may be, could not then be satisfied;

(e) by Ironman, if a Change of Control Transaction occurs with respect to Sun;

(f) by Sun, if a Change of Control Transaction occurs with respect to Ironman;

(g) by Ironman, prior to the Sun Shareholder Approval, if the Sun Board or any committee thereof shall have made a Sun Change in Recommendation;

(h) by Sun, prior to the Ironman Stockholder Approval, if the Ironman Board or any committee thereof shall have made an Ironman Change in Recommendation; or

(i) by Sun, if Ironman shall have received a Rejection; provided, that if Sun shall have failed to terminate this Agreement under this clause (i) within twenty (20) Business Days after Sun’s receipt of written notice that Ironman has received such Rejection, the termination right set forth in this clause (i) and the condition set forth in Section 7.2(d) shall be deemed to have been irrevocably waived, notwithstanding the provisions of Section 8.5;

Section 8.2. Effect of Termination. In the event of termination of this Agreement by either Ironman or Sun as provided in Section 8.1, this Agreement shall forthwith become void and have no effect (other than the last sentence of Section 6.5, Section 6.13, Section 8.3, this Section 8.2 and Section 8.3, which provisions shall survive such termination) without any liability or obligation on the part of Ironman, Sun or Merger Sub or any of their respective Subsidiaries, except in the case of a Willful Breach (which for the avoidance of doubt shall not be released by this Section 8.2).

Section 8.3. Fees and Expenses.

(a) In the event that, (i) following the date of this Agreement and prior to the Sun Shareholders’ Meeting, an Acquisition Proposal with respect to Sun is publicly proposed or disclosed (and not withdrawn at least two Business Days prior to the Sun Shareholders’ Meeting), (ii) this Agreement is terminated by Ironman or Sun pursuant to Section 8.1(b)(iii)(A), and (iii) within twelve (12) months of such termination, an Acquisition Proposal with respect to Sun is consummated or a definitive agreement providing for an Acquisition Proposal with respect to Sun is entered into, then Sun shall pay to Ironman, by wire transfer of same-day funds, the Sun Termination Fee (less any Termination Expenses previously paid by Sun to Ironman) on or prior to the date that is the earlier of (x) the date such Acquisition Proposal is consummated and (y) the date of entry of such definitive agreement (provided that for these purposes the references to fifteen percent (15%) in the definition of Acquisition Proposal shall instead refer to fifty percent (50%)). For purposes of this Agreement, “Sun Termination Fee” shall mean, with respect to a termination in the circumstances set forth in Section 8.3(b)(x), a cash fee equal to $19,000,000 or, with respect to a termination in the circumstances set forth in the first sentence of this Section 8.3(a) or the circumstances set forth in Section 8.3(b)(y), a cash fee equal to $32,500,000.

(b) In the event that this Agreement is terminated (x) by Sun pursuant to Section 8.1(b)(i) if at the time of such termination any of the conditions set forth in Section 7.2(d) shall not have been satisfied or waived but all of the other conditions to the consummation of the Merger set forth in Article VII (other than those conditions set forth in Section 7.3) shall have been satisfied (or, in the case of any conditions that by their nature are to be satisfied at the Closing, shall be capable of being satisfied) or by Sun pursuant to Section 8.1(i) or (y) by Ironman pursuant to Section 8.1(g), or is terminated by Ironman or Sun pursuant to Section 8.1(b)(iii)(A) at such time as Ironman was entitled to terminate this Agreement pursuant to Section 8.1(g), then Sun shall pay Ironman, by wire transfer of same-day funds, the Sun Termination Fee within five (5) Business Days of the date of such termination.

(c) In the event that this Agreement is terminated by Ironman or Sun pursuant to Section 8.1(b)(iii)(A) (and at such time Ironman is not entitled to terminate this Agreement pursuant to Section 8.1(g)), then Sun shall pay Ironman, by wire transfer of same-day funds, Termination Expenses within five (5) Business Days of the date such termination; provided that no Termination Expenses shall be payable by Sun in the event that the Ironman Stockholder Approval shall not have been obtained following a vote taken thereon at the Ironman Stockholders’ Meeting (unless such Ironman Stockholders’ Meeting has been validly adjourned or postponed, in which case at the final adjournment or postponement thereof).

(d) In the event that this Agreement is terminated by Ironman or Sun pursuant to Section 8.1(b)(iii)(B) (and at such time Sun is not entitled to terminate this Agreement pursuant to Section 8.1(h)), then Ironman shall pay Sun, by wire transfer of same-day funds, Termination Expenses within five (5) Business Days of the date such termination; provided that no Termination Expenses shall be payable by Ironman in the event that the Sun Shareholder Approval shall not have been obtained following a vote taken thereon at the Sun Shareholders’ Meeting (unless such Sun Shareholders’ Meeting has been validly adjourned or postponed, in which case at the final adjournment or postponement thereof).

(e) In the event that this Agreement is terminated by Sun pursuant to Section 8.1(h), or is terminated by Ironman or Sun pursuant to Section 8.1(b)(iii)(B) at such time as Sun was entitled to terminate this Agreement pursuant to Section 8.1(h), then Ironman shall pay Sun, by wire transfer of same-day funds, the Ironman Termination Fee within five (5) Business Days of the date of termination. For purposes of this Agreement, “Ironman Termination Fee” shall mean a cash fee equal to $18,600,000 and “Termination Fee” shall mean the Sun Termination Fee or the Ironman Termination Fee, as applicable.

(f) In the event that, (i) following the date of this Agreement and prior to the Ironman Stockholders’ Meeting, an Acquisition Proposal with respect to Ironman is publicly proposed or disclosed (and not withdrawn at least two Business Days prior to the Ironman Stockholders’ Meeting), (ii) this Agreement is terminated by Ironman or Sun pursuant to Section 8.1(b)(iii)(B), and (iii) within twelve (12) months of such termination, an Acquisition Proposal with respect to Ironman is consummated or a definitive agreement providing for an Acquisition Proposal with respect to Ironman is entered into, then Ironman shall pay to Sun, by wire transfer of same-day funds, the Ironman Termination Fee (less any Termination Expenses previously paid by Ironman to Sun) on or prior to the date that is the earlier of (x) the date such Acquisition Proposal is consummated and (y) the date of entry of such definitive agreement (provided that for these purposes the references to fifteen percent (15%) in the definition of Acquisition Proposal shall instead refer to fifty percent (50%)).

(g) Except in the case of a Willful Breach by Ironman or Sun, as the case may be which shall each be subject to Section 8.2, following the termination of this Agreement in accordance with its terms, the payment of the applicable Termination Fee (or, if applicable, the Termination Expenses) to the extent required pursuant to this Section 8.3 by Ironman or Sun, in circumstances in which it is due pursuant to the terms of this Agreement, together with any amounts payable pursuant to Section 8.3 in connection therewith, shall be the sole and exclusive remedy of the other party under this Agreement. Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages to the extent permitted herein, in no event shall either Ironman or Sun be required to pay any Termination Fee or the Termination Expenses, as applicable, more than once.

(h) Ironman and Sun acknowledge and agree that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and, in order to obtain such payment, the party owed such payment commences a suit, action or other proceeding that results in a judgment in its favor for such payment, the party owing such payment shall pay to the party owed such payment its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, action or other proceeding, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate, as reported in The Wall Street Journal, in effect on the date such payment was required to be made.

(i) Each party further acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the parties hereto would not enter into this Agreement. Each party further acknowledges that the Termination Fees or the Termination Expenses, as applicable, is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the applicable party in the circumstances in which the applicable Termination Fee or Termination Expenses is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement.

Section 8.4. Amendment. This Agreement may be amended or modified by written agreement of each of the parties at any time before or after receipt of the Sun Shareholder Approval or the Ironman Stockholder Approval; provided, however, that (a) after receipt of the Sun Shareholders Approval, no amendment or modification shall be made that by applicable Law or in accordance with the rules of any relevant stock exchange requires further approval by the shareholders of Sun without the further approval of such shareholders, and (b) after receipt of the Ironman Stockholder Approval, no amendment or modification shall be made that by applicable Law or in accordance with the rules of any relevant stock exchange requires further approval by the stockholders of Ironman without the further approval of such stockholders. This Agreement may not be amended or modified except by an instrument in writing signed on behalf of each of the parties.

Section 8.5. Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement, (c) waive compliance with any covenants and agreements contained in this Agreement or (d) waive the satisfaction of any of the conditions contained in this Agreement. No extension or waiver by Sun shall require the approval of the shareholders of Sun unless such approval is required by Law or in accordance with the rules of any relevant stock exchange and no extension or waiver by Ironman shall require the approval of the stockholders of Ironman unless such approval is required by Law or in accordance with the rules of any relevant stock exchange. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Article IX

MISCELLANEOUS

Section 9.1. Transaction Expenses. Except as provided below or in the circumstances in which any Termination Fee or the Termination Expenses are payable, all fees and expenses incurred in connection with the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated. Notwithstanding the foregoing, Sun and Ironman each shall pay 50% of (i) any fees and expenses (excluding each party’s internal costs and fees and expenses of attorneys, accountants and financial and other advisors) incurred in respect of the printing, filing and mailing of the Registration Statement and the Joint Proxy Statement; and (ii) any and all filing fees due in connection with the filings required by or under the HSR Act, the DPA and any other antitrust, competition, investment, trade regulation or similar Law.

Section 9.2. Definitions. For purposes of this Agreement:

“5% Shareholder” means any holder of Ironman Common Stock that, following the Effective Time, is a direct or indirect holder of Sun Ordinary Shares who is also a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Sun.

“Acquisition Proposal” means any bona fide proposal, offer or inquiry, whether or not in writing, for any transaction or series of transactions (other than the transactions contemplated by this Agreement) involving (i) the direct or indirect acquisition, exclusive license or purchase of a business or assets that constitutes fifteen percent (15%) or more of the consolidated net revenues, net income or the assets (based on the fair market value thereof) of such party and its Subsidiaries, taken as a whole, by any Person or group of Persons (other than a party hereto or any of its Subsidiaries); (ii) direct or indirect acquisition or purchase of equity securities or capital stock of such party or any of its Subsidiaries whose business constitutes fifteen percent (15%) or more of the consolidated net revenues, net income or assets of such party and its Subsidiaries, taken as a whole, by any Person or group of Persons (other than a party hereto or any of its Subsidiaries), following which such Person or group of Persons would hold fifteen percent (15%) or more of such class of equity securities; or (iii) merger, consolidation, restructuring, transfer of assets or other business combination, sale of shares or Capital Stock, tender offer, share exchange, exchange offer, recapitalization, stock repurchase program or other similar transaction that if consummated would result in any Person or group of Persons (other than a party hereto or any of its Subsidiaries) beneficially owning fifteen percent (15%) or more of any class of equity securities of such party or any of its Subsidiaries whose business constitutes fifteen percent (15%) or more of the consolidated net revenues, net income or assets of such party and its Subsidiaries, taken as a whole.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Anti-Corruption Law” means U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010, and similar anti-bribery and anti-corruption laws applicable to the parties and their Subsidiaries.

“Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York City, United States, or Tel Aviv, Israel.

“Capital Stock” means any and all shares, interests, voting securities, participations, rights or other equivalents, however designated, and including common or preferred securities.

“CFIUS” means the Committee on Foreign Investment in the United States and each member agency thereof, acting in such capacity.

“CFIUS Approval” means (a) written notification of CFIUS’s determination that the transactions contemplated by this Agreement do not constitute a “covered transaction” under the DPA, (b) written notification that CFIUS has completed its review or investigation of the transactions contemplated by this Agreement and determined that there are no unresolved national security concerns with respect to the transactions contemplated by this Agreement and all action under the DPA has been concluded, or (c) CFIUS has reported the transactions contemplated by this Agreement to the President of the United States and either (i) the President of the United States has made a decision not to suspend or prohibit such transactions, or (ii) the President of the United States has not taken any action within 15 days from the date he received the report from CFIUS.

“CFIUS Notice” means a joint notice and all accompanying materials with respect to the transactions contemplated by this Agreement prepared by the parties and submitted to CFIUS in accordance with the requirements of the DPA.

“Change of Control Transaction” means, with respect to Sun or Ironman, as applicable, a transaction or series of transactions (other than the transactions contemplated by this Agreement) that results in any Person or group (as defined in the Exchange Act) beneficially owning more than fifty percent (50%) of the combined voting power of the then outstanding voting securities of such party entitled to vote generally in the election of directors.

“control,” “controlled” and “controlling” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Conversion Rate” has the meaning ascribed to such term in the Ironman Indenture as in effect on the date hereof.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, ‘shelter in place’, ‘stay at home’, social distancing, or similar requirements of any Governmental Entity, in connection with or in response to COVID-19 and any mutations or variations thereof.

“Data Protection Laws” means any applicable Laws relating to the Processing of data, data privacy, data security, data breach notification, and the cross-border transfer of Personal Data.

“DPA” means Section 721 of the Defense Production Act of 1950, as amended, and all implementing regulations issued and effective thereunder.

“Environmental Claim” means any administrative, regulatory or judicial actions, suits, orders, demands, directives, claims, liens, investigations, proceedings or written or oral notices of noncompliance, violation, liability or obligation, by or from any Person alleging liability of whatever kind or nature arising out of, based on or resulting from (a) the presence or Release of, or exposure to, any Hazardous Materials at any location; or (b) any Environmental Law or any Permit issued pursuant to Environmental Law.

“Environmental Laws” means any and all international, federal, state, local or foreign Laws, statutes, ordinances, regulations, treaties, policies, guidance, rules, judgments, orders, writs, court decisions or rule of common law, stipulations, injunctions, consent decrees, permits, restrictions and licenses, which (a) regulate or relate to the protection or clean up of the environment; the use, treatment, storage, transportation, handling, disposal or Release of Hazardous Materials, the preservation or protection of soils, subsoils, waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or the health and safety of persons or property, including without limitation protection of the occupational health and safety of employees; or (b) impose liability or responsibility with respect to any of the foregoing, in effect at any time.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Person, any entity (whether or not incorporated) other than such Person that, together with such Person, is required to be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Excepted Stockholder” means any 5% Shareholder that does not enter into a five (5) year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8(c).

“GRA” means a “gain recognition agreement” in the form provided in Treasury Regulations Section 1.367(a)-8(c).

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including without limitation, any quantity of asbestos in any form, urea formaldehyde, polychlorinated biphenyls, per- and polyfluoroalkyl substances, toxic mold, radon gas, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, with respect to any Person, without duplication, (i) all obligations, including any applicable penalties (including with respect to any prepayment thereof), interest and premiums, of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person; (ii) all obligations of such Person evidenced by bonds, debentures, indentures, notes or similar instruments; (iii) all capitalized lease obligations of such Person or obligations of such Person to pay the deferred and unpaid purchase price of property and equipment; (iv) all obligations of such Person for the deferred purchase price of property (other than trade payables or accruals in the ordinary course of business consistent with past practice); (v) all obligations of such Person pursuant to securitization or factoring programs or arrangements; (vi) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person; (vii) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others; (viii) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination); or (ix) letters of credit, bank guarantees, and other similar contractual obligations entered into by or on behalf of such Person.

“Intellectual Property Right” means intellectual property rights of any kind or nature recognized in any applicable jurisdiction worldwide, including all U.S. and foreign (i) patents and pending patent applications, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof (“Patents”); (ii) trademarks, trademark applications, registered trademarks, service marks, service mark applications, registered service marks, trade dress, logos, trade names and corporate names and the goodwill associated therewith (“Marks”); (iii) copyrights; mask works, works of authorship and moral rights and any registrations, applications, renewals, extensions and reversions of any of the foregoing; (iv) all rights in Software and Technology; (v) trade secrets and all other confidential information, know-how, inventions, proprietary processes, formulae, models, and methodologies; (vi) registrations and applications for registration for the foregoing; and (vii) URL and domain name registrations.

“International Trade Law” means (a) all applicable trade, export control, import, and anti-boycott laws and regulations imposed, administered, or enforced by the U.S. government, including, but not limited to, the U.S. Export Administration Act, the U.S. Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. Arms Export Control Act (22 U.S.C. § 1778), the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120–130), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), the Israeli Trading with the Enemy Act, the U.S. customs laws and regulations and the Foreign Trade Regulations (15 C.F.R. Part 30), (b) the Israeli Penal Law, the Israeli Control of Products and Services Declaration (Engagement of Encryption), 1974, as amended; the Israeli Defense Export Control Law, 2007; the Israeli Order of Import and Export (Supervision of Export of Dual Use Goods, Services and Technologies), 2006; the Law on the Struggle Against Iran’s Nuclear Program, 5772-2012 the Prevention of Distribution and Financing of Weapons of Mass Destruction Law, 5778-2018 and any additional economic sanctions programs which may be administered by the Israeli Department of Treasury and Ministry of Defense and any regulations or orders issued thereunder, and (c) other applicable trade, export control, import, and antiboycott laws and regulations imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. law.

“Intervening Event” means any material event or development, or material change in circumstances first occurring, arising or coming to the attention of the Sun Board or Ironman Board, as applicable, after the date of this Agreement to the extent that such event, development or change in circumstances (i) was neither known by the Sun Board or the Ironman Board, as applicable, and was not reasonably foreseeable by the Sun Board or the Ironman Board, as applicable, as of or prior to the date of this Agreement; and (ii) does not relate to an Acquisition Proposal or a Superior Proposal or any inquiry or communications relating thereto.

“Ironman Business Data” means any and all business information and data (whether of employees, contractors, consultants, customers, consumers, vendors, suppliers, service providers or other persons and whether in electronic or any other form or medium) Processed by the Ironman IT Systems or otherwise in the course of the conduct of the business of each of Ironman and its Subsidiaries.

“Ironman Convertible Notes” means the 6.0% Convertible Senior Notes due 2027 issued by Ironman pursuant to the Ironman Indenture.

“Ironman Data Protection Requirements” means all applicable (i) Data Protection Laws; (ii) Ironman Privacy Policies; and (iii) the terms of any agreements to which each of Ironman and its Subsidiaries is bound relating to the Processing of Personal Data.

“Ironman Incentive Award Plan” means the Desktop Metal, Inc. 2020 Incentive Award Plan, as amended, the Make Composites, Inc. 2018 Equity Incentive Plan, as amended, and the Desktop Metal, Inc. 2015 Stock Incentive Plan, as amended.

“Ironman Indenture” means that certain Indenture between Ironman and U.S. Bank Trust Company, National Association, and dated as of May 13, 2022.

“Ironman Intellectual Property Rights” means any Intellectual Property Rights that are owned, used or practiced, or held for use or practice, by Ironman or the Ironman Subsidiaries, including any Intellectual Property Rights incorporated into, embodied in or otherwise used or practiced, or held for use or practice, in connection with (or planned by Ironman or any Ironman Subsidiary to be incorporated into or otherwise used or practiced, or held for use or practice, in connection with) any Ironman Offerings.

“Ironman Licensed IP” means all Ironman Intellectual Property Rights that are not Owned Ironman IP.

“Ironman Material Adverse Effect” means a Material Adverse Effect with respect to Ironman and the Ironman Subsidiaries, taken as a whole.

“Ironman Offerings” means any material products or services marketed, offered, licensed, provided, sold, distributed or otherwise made available by or on behalf of Ironman or any of the Ironman Subsidiaries, and any products or services currently being developed (or already developed) by or for the Ironman or any of the Ironman Subsidiaries.

“Ironman Privacy Policies” means all published, posted, and internal agreements and policies relating to each of Ironman and its Subsidiaries’ Processing of Personal Data.

“Ironman Subsidiary” means each Subsidiary of Ironman.

“Israeli Companies Law” means the Israeli Companies Law, 5759-1999, as amended from time to time, including the regulations promulgated thereunder, or any other law that may come in its stead, including all amendments made thereto.

“Israeli Securities Law” means the Securities Law, 5728-1968.

“ITA” means the Israeli Tax Authority.

“ITO” means the Israeli Tax Ordinance.

“Knowledge” of any Person that is not an individual means, with respect to any matter in question, the actual knowledge of any executive officer of such Person, after making due inquiry.

“Material Adverse Effect” means, with respect to any Person, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, properties, results of operations or financial condition of such Person and its Subsidiaries taken as a whole; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (i) changes, after the date hereof, in GAAP or applicable regulatory accounting requirements; (ii) changes, after the date hereof, in applicable Laws, or interpretations thereof by courts or Governmental Entities; (iii) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism, or the escalation of any conflict) or in economic, market (including equity, credit and debt markets, as well as changes in interest rates) or other general industry-wide conditions affecting the industries in which such party and its Subsidiaries operates; (iv) the announcement or the existence of, compliance with, pendency of or performance under, this Agreement or the transactions contemplated hereby or the identity of the parties to this Agreement or any of their Affiliates (provided that the exception in this clause (iv) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution of or performance under this Agreement or the consummation of the transactions contemplated hereby and shall not apply to any covenant to use commercially reasonable efforts to operate in the ordinary course); (v) a decline in the trading price of a party’s Capital Stock, but not including any underlying causes thereof to the extent not otherwise excluded pursuant to subclauses (i) through (ix); (vi) any natural disaster, earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other similar event; (vii) any epidemic, disease outbreak or pandemic (including COVID-19 (and, for the avoidance of doubt, any loss of customers, suppliers, orders, Contracts or other business relationships resulting from, or in connection with, COVID-19 or any COVID-19 Measures)), public health emergency or widespread occurrence of infectious disease or other acts of God; (viii) any action taken by a party or any of its Subsidiaries at the written request of the other party; and (ix) actions or claims made or brought by any of the current or former shareholders or stockholders of a party (or on their behalf or on behalf of such party) against a party or any of its directors, officers or employees arising out of this Agreement or the transactions contemplated hereby (including for the avoidance of doubt any actions or claims set forth on Section 4.12 of the Sun Disclosure Schedule); except, with respect to subclause (i) to (iii), (vi) and (vii) to the extent that such effect, change, event, circumstance, condition, occurrence or development disproportionately affects the business, properties, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate.

“Open Source Software” means any software that contains or is derived in any manner (in whole or in part) from any software, code or libraries that are distributed as free software or as open source software or under any licensing or distribution models similar to open source, including but not limited to any software licensed under or subject to terms that require source code to be provided or made available to subsequent licensees or sublicensees (regardless of whether the license restricts source code from being distributed in modified form) or which may impose any other obligation or restriction with respect to a Person’s Intellectual Property Rights, including, without limitation, any software licensed under or subject to the Artistic License, the Mozilla Public License, the GNU Affero GPL, the GNU GPL, the GNU LGPL, any other license that is defined as an “Open Source License” by the Open Source Initiative, and any similar license or distribution model.

“Owned Ironman IP” means all Registered Ironman Intellectual Property Rights and all other Ironman Intellectual Property Rights owned or purported to be owned by, or subject to an obligation to be assigned to, Ironman or any Ironman Subsidiary.

“Owned Sun IP” means all Registered Sun Intellectual Property Rights and all other Sun Intellectual Property Rights owned or purported to be owned by, or subject to an obligation to be assigned to, Sun or any Sun Subsidiary.

“Permitted Liens” means (i) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been established in the latest financial statements of Sun included in the Sun SEC Documents or Ironman included in the Ironman SEC Documents, as the case may be; (ii) statutory Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar Liens arising by operation of Law; (iii) Liens affecting the interest of the grantor of any easements benefiting owned real property and Liens of record attaching to real property, fixtures or leasehold improvements, which do not materially impair the use of the real property in the operation of the business thereon; (iv) Liens for Indebtedness existing as of the date hereof (which indebtedness is described in the Sun SEC Documents or Ironman SEC Documents, as the case may be), including Liens required from time to time pursuant to the terms of the documents governing such Indebtedness; (v) Liens that, individually or in the aggregate, do not or would not reasonably be expected to materially interfere with the ability of a party and its Subsidiaries to conduct their business as presently conducted; and (vi) with respect to any Intellectual Property Right, any outbound non-exclusive license.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity or group (as defined in the Exchange Act).

“Personal Data” means (a) information related to an identified or identifiable individual and (b) any other, similar information or data, each to the extent defined as “personal data,” “personal information,” “personally identifiable information” or similar terms by Data Protection Laws.

“Process” (and the corollary terms “Processed” and “Processing”) shall mean, with respect to data, the collection, use, storage, transfer, disclosure, disposal, or other processing of such data.

“Registered Ironman Intellectual Property Rights” means (i) all issued Patents, pending Patent applications, Mark registrations, applications for Mark registrations, copyright registrations, applications for copyright registrations, industrial design registrations, applications for industrial design registrations and Domain Name registrations owned or purported to be owned, by Ironman or any Ironman Subsidiary, and (ii) any other applications, registrations, recordings and filings filed by or on behalf of the Ironman or any Ironman Subsidiary (or otherwise authorized by or in the name of the Ironman or any Ironman Subsidiary) with respect to any Intellectual Property Rights if Ironman.

“Registered Sun Intellectual Property Rights” means (i) all issued Patents, pending Patent applications, Mark registrations, applications for Mark registrations, copyright registrations, applications for copyright registrations, industrial design registrations, applications for industrial design registrations and Domain Name registrations owned or purported to be owned, by Sun or any Sun Subsidiary; and (ii) any other applications, registrations, recordings and filings filed by or on behalf of the Sun or any Sun Subsidiary (or otherwise authorized by or in the name of the Sun or any Sun Subsidiary) with respect to any Intellectual Property Rights of Sun.

“Rejection” means (i) a written communication from or on behalf of the counterparty to any Identified Agreement (which may be made electronically) that it will not amend or terminate the Identified Agreement such that the condition in Section 7.2(d) would be satisfied on commercially reasonable terms or (ii) the passage of 30 calendar days after the date Ironman has requested in writing that such counterparty amend or terminate such Identified Agreement such that the condition in Section 7.2(d) would be satisfied on commercially reasonable terms without the counterparty’s engagement in substantive discussions relating to such request.

“Release” means any actual or threatened release, spill, emission, leaking, dumping, injection, pumping, pouring, abandonment, discarding, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or within any building, structure, facility or fixture.

“Representatives” means any directors, officers, employees, investment bankers, accountants, attorneys and other advisors, agents, debt financing sources and other representatives of a Person.

“Residency Declaration” means a declaration in the form attached hereto as Exhibit F.

“Sanctioned Country” means, at any time, a country or territory that is itself the target of comprehensive Sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic).

“Sanctioned Person” means (a) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union, any Member State of the European Union, or the United Kingdom; (b) any Person operating, organized, or resident in a Sanctioned Country; (c) the government of a Sanctioned Country or the Government of Venezuela; or (d) any Person 50% or more owned or controlled by any such Person or Persons or acting for or on behalf of such Person or Persons.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by OFAC or the U.S. Department of State, or (b) the United Nations Security Council, the European Union, any European Union member state or the United Kingdom.

“Software” means all (a) computer programs and other software, including software implementations of algorithms, models, and methodologies, whether in source code, object code or other form, including libraries, subroutines and other components thereof; (b) computerized databases and other computerized compilations and collections of data or information, including all data and information included in such databases, compilations or collections; (c) screens, user interfaces, command structures, report formats, templates, menus, buttons and icons; (d) descriptions, flow-charts, architectures, development tools, and other materials used to design, plan, organize and develop any of the foregoing; and (e) all documentation, including development, diagnostic, support, user and training documentation related to any of the foregoing.

“Source Code” means computer software in a form which a program’s design, logic, structuring and processing methods may be read by a trained human being, including without limitation, all source code, scripts, data definition, flow charts, file layouts, program narratives and program listings.

“SOX” means the Sarbanes-Oxley Act of 2002, as amended.

“Subsidiary” means with respect to any Person, an entity of which such Person directly or indirectly owns, beneficially or of record, (a) an amount of voting securities or other interests in such entity that is sufficient to enable such Person to elect a majority of such entity’s board of directors or other governing body, or otherwise to control the management of such entity; or (b) a majority of the outstanding equity or financial interests of such entity.

“Sun Business Data” means any and all business information and data (whether of employees, contractors, consultants, customers, consumers, vendors, suppliers, service providers or other persons and whether in electronic or any other form or medium) Processed by the Sun IT Systems or otherwise in the course of the conduct of the business of each of Sun and its Subsidiaries.

“Sun Data Protection Requirements” means all applicable (i) Data Protection Laws; (ii) Sun Privacy Policies; and (iii) the terms of any agreements to which each of Sun and its Subsidiaries is bound relating to the Processing of Personal Data.

“Sun Intellectual Property Rights” means any Intellectual Property Rights that are owned, used or practiced, or held for use or practice, by Sun or Sun Subsidiaries, including any Intellectual Property Rights incorporated into, embodied in or otherwise used or practiced, or held for use or practice, in connection with (or planned by Sun or any Sun Subsidiary to be incorporated into or otherwise used or practiced, or held for use or practice, in connection with) any Sun Offerings.

“Sun Licensed IP” means all Sun Intellectual Property Rights that are not Owned Sun IP.

“Sun Material Adverse Effect” means a Material Adverse Effect with respect to Sun and the Sun Subsidiaries, taken as a whole.

“Sun Offerings” means any material products or services marketed, offered, licensed, provided, sold, distributed or otherwise made available by or on behalf of Sun or any of the Sun Subsidiaries, and any products or services currently being developed (or already developed) by or for Sun or any of Sun Subsidiaries.

“Sun Privacy Policies” means all published, posted, and internal agreements and policies relating to each of Sun and its Subsidiaries’ Processing of Personal Data.

“Sun Rights Plan” means that certain Rights Agreement entered into between Sun and Continental Stock Transfer & Trust Company, dated July 25, 2022 (as it may be amended or modified from time to time) and the rights distributed to Sun shareholders thereunder.

“Sun Subsidiary” means each Subsidiary of Sun.

“Superior Proposal” means, with respect to a party hereto, any bona fide written Acquisition Proposal (with references in the definition thereof to fifteen percent (15%) being deemed to be replaced with references to fifty percent (50%)) with respect to such party on terms which the board of directors of such party determines in good faith (after consultation with such party’s financial advisors and outside legal counsel, and after taking into account all legal, regulatory, financial and other aspects of such Acquisition Proposal and the identity of the Person making such Acquisition Proposal), to be (x) more favorable from a financial point of view to such party’s shareholders or stockholders, as applicable, than the Merger and (y) reasonably likely to be irrevocably consummated (if accepted) on a timely basis in accordance with its terms and taking into account all relevant financial, legal and regulatory aspects of such Acquisition Proposal (including the identity of the Person making such Acquisition Proposal).

“Tax” or “Taxes” means all federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, unemployment, payroll, premium, withholding, alternative or added minimum, ad valorem, transfer or excise taxes, customs, tariffs, imposts, levies, duties, Israeli value added tax, fees or other like assessments or charges imposed by a Governmental Entity, together with all interest, penalties and additions imposed by such Governmental Entity with respect to such amounts.

“Tax Return” means all Tax returns, declarations, statements, reports, schedules, forms and information returns, and any amended Tax return, in each case, relating to Taxes and which is filed or required to be filed by a Governmental Entity.

“Technology” means all Software, content, websites, technical data, subroutines, tools, materials, invention disclosures, improvements, apparatus, creations, works of authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses, documentation, user manuals and other writings, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein.

“Termination Expenses” means reasonable, documented out-of-pocket fees and expenses, not to exceed $10,000,000 in the aggregate, incurred or paid by or on behalf of the party receiving payment thereof and its Subsidiaries in connection with the transactions contemplated by this Agreement, or related to the authorization, preparation, negotiation, execution and performance of this Agreement, in each case including documented fees and expenses of law firms, commercial banks, investment banking firms, financing sources, accountants, experts and consultants to such party and its Subsidiaries.

“Valid Certificate” means, in respect of a Payor, a valid certificate or ruling issued by the ITA in form and substance reasonably acceptable to the Surviving Corporation, Sun and the Exchange Agent: (a) exempting such Payor from the duty to withhold Israeli Taxes with respect to the applicable payment, (b) determining the applicable rate of Israeli Taxes to be withheld from the applicable payment or (c) providing any other instructions regarding the payment or withholding with respect to the applicable payment.

“Willful Breach” or “Willfully Breached” means a material breach of this Agreement as a result of a deliberate action taken or deliberate failure to act that the breaching party intentionally takes (or fails to take) and actually knows would, or would reasonably be expected to, be or cause a breach of this Agreement.

Section 9.3. Interpretation. Where specific language is used to clarify by example a general statement contained herein (such as by using the word “including”), such specific language shall not be deemed to modify, limit or restrict in any manner the construction of the general statement to which it relates. When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. The words “include” and “including,” and other words of similar import when used herein shall not be deemed to be terms of limitation but rather shall be deemed to be followed in each case by the words “without limitation”. The word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”. The words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular Article, Section or other subdivision of this Agreement. Any reference herein to “dollars” or “$” shall mean United States dollars. The words “as of the date of this Agreement” and words of similar import shall be deemed in each case to refer to the date of this Agreement as set forth in the Preamble hereto. The term “or” is not exclusive. The word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such word or phrase shall not mean simply “if”. Any reference to any particular Code section or any other Law will be interpreted to include any revision of or successor to that section regardless of how it is numbered or classified and any reference herein to a Governmental Entity shall be deemed to include reference to any successor thereto. Any reference to a document being “provided” or “made available” to a party or its advisers, shall mean that such document had been included at least one Business Day prior to the date of this Agreement in the Datasite virtual data room established by the applicable party, and to which access to the other party and its advisers had been granted at least one Business Day prior to the date of this Agreement, or in the Ironman SEC Documents or the Sun SEC Documents filed publicly at least one Business Day prior to the date of this Agreement, as applicable.

Section 9.4. Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements or other provisions, shall survive the Closing, and all such representations, warranties, covenants, obligations or other agreements, including all such rights, shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article IX.

Section 9.5. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (i) when delivered or sent if delivered in person or sent by email (without receiving a failure of delivery message in return) or, to the extent not delivered on a Business Day during business hours, on the next Business Day, (ii) on the fifth Business Day after dispatch by registered or certified mail, or (iii) on the next Business Day if transmitted by national overnight courier, in each case as follows (or at such other address for a party as shall be specified by like notice):

(a) if to Ironman, to:

Desktop Metal, Inc.

63 3rd Avenue

Burlington, Massachusetts 01803

Email: meg.broderick@desktopmetal.com

Attention: Meg Broderick

with copies, not constituting notice, to:

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

E-mail: ryan.maierson@lw.com and daniel.hoffman@lw.com

Attention: Ryan Maierson and Daniel Hoffman

and

Shibolet & Co.

4 Yitzhak Sadeh St.

Tel Aviv 6777504

Israel

E-mail: l.aviram@shibolet.com and maya@shibolet.com

Attention: Lior Aviram and Maya Koubi Bara-nes

(b) if to Sun or Merger Sub, to:

Stratasys Ltd.

1 Holtzman St. Science Park

P.O. Box 2496

Rehovot 7670401

Israel

Email: vered.benjacob@stratasys.com

Attention: Vered Ben Jacob, Adv. Chief Legal Officer

with copies, not constituting notice, to:

Meitar Law Offices

Abba Hillel Silver Road 16

Ramat Gan 5250608

Israel

Email: dchertok@meitar.com and jonathana@meitar.com

Attention: J. David Chertok, Adv. and Jonathan Atha, Adv.

and

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Email: AOEmmerich@wlrk.com and VSapezhnikov@wlrk.com

Attention: Adam O. Emmerich and Viktor Sapezhnikov

Section 9.6. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or such party waives its rights under this Section 9.6 with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 9.7. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .pdf format, including using generally recognized e-signature technology (e.g., DocuSign or Adobe Sign) shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 9.8. Entire Agreement; No Third-Party Beneficiaries. This Agreement, taken together with the Ironman Disclosure Schedules and the Sun Disclosure Schedules, the voting agreements contemplated hereby, the exhibits hereto and the Confidentiality Agreement, (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the Merger and the other transactions contemplated by this Agreement; and (b) except for Section 6.9, is not intended to confer upon any Person other than the parties any rights or remedies.

Section 9.9. Governing Law. This Agreement, and all claims, causes of action (whether in contract, tort or statute) or other matter that may directly or indirectly result from, arise out of, be in connection with or relating to this Agreement or the other agreements delivered in connection herewith, or the execution or performance of this Agreement or such other agreements, or the transactions contemplated by this Agreement (the “Relevant Matters”) shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the Law of any other state; provided however, that any determination to be made with respect to corporate matters of Sun, including without limitation, the duties of the Sun Board (including for the purposes of Section 6.1 or Section 6.4), shall be determined in accordance with the Laws of the State of Israel.

Section 9.10. Forum. Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to any Relevant Matter or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding, except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts; and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 9.10 in the manner provided for notices in Section 9.5. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by applicable Law.

Section 9.11. Specific Performance. The parties acknowledge and agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Section 8.1, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement as provided for herein, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

Section 9.12. Waiver of Jury Trial. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

Section 9.13. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.14. Headings. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

[Signature page next]

IN WITNESS WHEREOF, the parties hereunder have duly executed this Agreement as of the date first written above.

Desktop Metal, Inc.

By:	/s/ Ric Fulop
Name:	Ric Fulop
Title:	Chief Executive Officer

Stratasys Ltd.

By:	/s/ Yoav Zeif	By:	/s/ Eitan Zamir
Name:	Yoav Zeif	Name:	Eitan Zamir
Title:	Chief Executive Officer	Title:	Chief Financial Officer

Tetris Sub Inc.

By:	/s/ Yoav Zeif	By:	/s/ Eitan Zamir
Name:	Yoav Zeif	Name:	Eitan Zamir
Title:	President	Title:	Treasurer and Secretary

EXHIBIT A

ARTICLES OF ASSOCIATION

OF

STRATASYS LTD.

A COMPANY LIMITED BY SHARES

UNDER THE COMPANIES LAW - 1999

1.	INTERPRETATION.

1.1.	In these Articles, unless the context requires another meaning the words in the first column of the following table shall have the meanings set opposite them in the second column:

“Articles”	these Articles of Association, as amended from time to time by a Resolution (as defined below);

“Auditors”	the auditors of the Company;

“Board of Directors” or the “Board”	all of the directors of the Company holding office pursuant to these Articles, including alternates, substitutes or proxies;

“Chief Executive Officer”	chief executive officer of the Company;

“Chairman of the Board of Directors”	as defined in Article 79;

“Companies Law” or the “Law”	the Companies Law, 5759-1999, of the State of Israel, as amended from time to time, or any other law which may come in its stead, including all amendments made thereto;

“Company”	Stratasys Ltd;

“Effective Time”	the closing of the Merger as defined in the Merger Agreement, at which time these Articles shall first become effective;

“General Meeting”	any annual or extraordinary meeting of the shareholders of the Company;

“Incapacitated Person”	according to the meaning thereof under the Legal Capacity and Guardianship Law, 5722-1962, of the State of Israel, as amended from time to time, including a minor who has not yet attained the age of 18 years, a person unsound of mind and a bankrupt in respect of whom no rehabilitation has been granted;

“Initial Term”	the period commencing at the Effective Time and ending on the second anniversary thereof;

“Ironman”	Ironman Corporation, a Delaware corporation;

“Merger”	the merger of Ironman with and into Ironman Merger Corp, a Delaware corporation and wholly owned indirect subsidiary of the Company (“Merger Sub”) pursuant to the General Corporation Law of the State of Delaware and pursuant to which Ironman will become a wholly owned indirect subsidiary of the Company;

“Merger Agreement”	the Agreement and Plan of Merger dated May [ ], 2023, among the Company, Merger Sub and Ironman;

“Month” or “Year”	according to the Gregorian calendar;

“NIS”	New Israeli Shekels;

“Office”	the registered office of the Company at that time;

“Office Holder”	as defined in the Companies Law;

“Person”	includes an individual, corporation, company, cooperative society, partnership, trust of any kind or any other body of persons, whether incorporated or otherwise;

“Register”	the Register of Shareholders administered in accordance with Section 127 of the Law;

“Resolution”	a resolution of shareholders of the Company, including a resolution approving a merger, which, except as required under the Law or these Articles, shall be adopted by a majority of voting power present and voting at the applicable General Meeting, in person or by proxy;

“U.S. Rules”	the rules of the NASDAQ Stock Market (or other stock exchange on which the Company’s shares are then listed) and the U.S. securities rules and regulations applicable to the Company, as amended from time to time;

“writing”	handwriting, typewriting, photography, telex, email or any other legible form of writing.

1.2.	Words and expressions defined in the Memorandum of Association of the Company shall have the meanings in these Articles as ascribed to them therein.

1.3.	Subject to the provisions of this Article 1, in these Articles, unless the context necessitates another meaning, terms and expressions which have been defined in the Companies Law shall have the meanings ascribed to them therein.

1.4.	Words in the singular shall also include the plural, and vice versa. Words in the masculine shall include the feminine and vice versa, and words which refer to persons shall also include corporations, and vice versa.

1.5.	The captions to articles in these Articles are intended for the convenience of the reader only, and no use shall be made thereof in the interpretation of these Articles.

LIMITED LIABILITY

2.	The Company is a limited liability company and each shareholder’s obligations for the Company’s obligations shall be limited to the payment of the nominal value of the shares held by such shareholder, subject to the provisions of the Companies Law.

THE COMPANY’S OBJECTIVES

3.	The Company’s objectives are to conduct all types of business as are permitted by law. The Company may donate a reasonable amount of money for any purpose that the Board of Directors finds appropriate, even if the donation is not for business considerations or for the purpose of achieving profits for the Company.

THE BUSINESS

4.	Any branch or type of business that the Company is authorized to engage in, either expressly or implied, may be commenced or engaged in by the Board of Directors at all or any time as it deems fit. The Board of Directors, at its own discretion, shall be entitled to cease the conduct of any such branch or type of business, whether or not the actual conduct thereof has commenced.

REGISTERED OFFICE

5.	The registered office shall be at such place as is decided from time to time by the Board of Directors.

SHARE CAPITAL

6.	The share capital of the Company consists of NIS 4,500,000 divided into 450,000,000 Ordinary Shares, of a nominal value of NIS 0.01 each (the “Ordinary Shares”). The powers, preferences, rights, restrictions, and other matters relating to the Ordinary Shares are as set forth in the Articles.

7.	RIGHTS ATTACHING TO THE ORDINARY SHARES.

7.1.	The Ordinary Shares in respect of which all calls have been fully paid shall confer on the holders thereof the right to attend and to vote at General Meetings of the Company, both ordinary as well as extraordinary meetings. At General Meetings of the Company every holder of an Ordinary Share in respect of which all of the calls on such share have been paid in full, who is personally present or represented by proxy, shall have one (1) vote in respect of such Ordinary Share held by him, without reference to the nominal value thereof.

7.2.	The Ordinary Shares shall confer on a holder thereof the right to receive a dividend, to participate in a distribution of bonus shares and to participate in the distribution of the assets of the Company upon its winding-up, pro rata to the nominal amount paid up on the shares or credited as paid up in respect thereof, and without reference to any premium which may have been paid in respect thereof.

7.3.	Except as may expressly provided in these Articles, all Ordinary Shares shall rank pari passu in all respects.

9.	MODIFICATION OF CLASS RIGHTS.

9.1.	Subject to applicable law, if at any time the share capital of the Company is divided into different classes of shares and unless the terms of issue of such class of shares otherwise stipulate, the rights attaching to any class of shares (including rights prescribed in the terms of issue of the shares) may be altered, modified or canceled, by a Resolution passed at a separate General Meeting of the shareholders of that class.

9.2.	The provisions contained in these Articles with regard to General Meetings shall apply, mutatis mutandis as the case may be, to every such General Meeting of the holders of each class of the Company’s shares.

9.3.	The special rights conferred on the holders of shares or any class of shares which have been issued, including without limitation shares issued with preferential rights or other special rights, shall not be deemed to have been altered by the creation or issue of additional shares ranking pari passu with them, unless otherwise stipulated in the conditions of issue of such shares.

10.	ISSUANCE OF PREFERRED SHARES

Without prejudice to the special rights conferred on the holders of shares or debentures of the Company, the Company may issue shares having preferred or deferred rights, or may issue redeemable preference shares and may redeem same on such conditions and in such manner as the Company shall decide, subject to the provisions of any applicable law, from time to time, or may issue shares having special rights in regard to the distribution of dividends, voting rights, rights on winding-up or in connection with any other matters, as the Company may from time to time decide.

11.	UNISSUED SHARE CAPITAL

The unissued shares in the capital of the Company shall be under the control of the Board of Directors, which shall be entitled to allot or otherwise grant the same to such persons under such restrictions and conditions as it shall deem fit, whether for consideration or otherwise, and whether for consideration in cash or for consideration which is not in cash, above their nominal value or at a discount, all on such conditions, in such manner and at such times as the Board of Directors shall deem fit, subject to the provisions of the Law. The Board of Directors shall be entitled, inter alia, to differentiate between shareholders with regard to the amounts of calls in respect of the allotment of shares (to the extent that there are calls) and with regard to the time for payment thereof. The Board of Directors may also issue options or warrants for the purchase of shares of the Company and prescribe the manner of the exercise of such options or warrants, including the time and price for such exercise and any other provision which is relevant to the method for distributing the issued shares of the Company amongst the purchasers thereof.

The Board of Directors shall be entitled to prescribe the times for the issue of shares of the Company and the conditions therefor and any other matter which may arise in connection with the issue thereof.

12.	In every case of a rights offering the Board of Directors shall be entitled, in its discretion, to resolve any problems and difficulties arising or that are likely to arise in regard to fractions of rights, and without prejudice to the generality of the foregoing, the Board of Directors shall be entitled to specify that no shares shall be allotted in respect of fractions of rights, or that fractions of rights shall be sold and the (net) proceeds shall be paid to the persons entitled to the fractions of rights, or, in accordance with a decision by the Board of Directors, to the benefit of the Company.

INCREASE OF AND ALTERATIONS TO CAPITAL

13.	The Company may, from time to time, by a Resolution, increase its share capital by way of the creation of new shares, whether or not all the existing shares have been issued up to the date of the Resolution, whether or not it has been decided to issue same, and whether or not calls have been made on all the issued shares.

14.	The increase of capital shall be in such amount and divided into shares of such nominal value, and with such restrictions and conditions and with such rights and privileges as the Resolution dealing with the creation of the shares prescribes, subject to the special rights of an existing class of shares, and if no provisions are contained in the Resolution, then as the Board of Directors shall prescribe.

15.	Unless otherwise stated in the Resolution approving the increase of the share capital, the new shares shall be subject to those provisions in regard to issue, allotment, alteration of rights, payment of calls, liens, forfeiture, transfer, transmission and other provisions which apply to the shares of the Company.

16.	By Resolution, the Company may, subject to any applicable provisions of the Law:

16.1.	consolidate its existing share capital, or any part thereof, into shares of a larger denomination than the existing shares:

16.2.	sub-divide its share capital, in whole or in part, into shares of a smaller denomination than the nominal value of the existing shares and without prejudice to the foregoing, one or more of the shares so created may be granted any preferred or deferred rights or any special rights with regard to dividends, participation in assets upon winding-up, voting and so forth, subject to the provisions of these Articles;

16.3.	reduce its share capital; or

16.4.	cancel any shares which on the date of passing of the Resolution have not been issued and to reduce its share capital by the amount of such shares.

17.	In the event that the Company shall adopt any of the Resolutions described in Article 16 above, the Board of Directors shall be entitled to prescribe arrangements necessary in order to resolve any difficulty arising or that is likely to arise in connection with such Resolutions, including in the event of a consolidation, in which it shall be entitled to prescribe which shares shall be consolidated into a particular class of shares, and may cause the transfer of fractional shares by certain shareholders of the Company to other shareholders thereof so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees of such fractional shares to pay the transferors thereof the fair value thereof, and the Board of Directors is hereby authorized to act in connection with such transfer, as agent for the transferors and transferees of any such fractional shares, with full power of substitution, for the purposes of implementing the provisions of this Article 17.

SHARE CERTIFICATES

18.	To the extent shares are certificated, share certificates evidencing title to the shares of the Company shall be issued under the seal or rubber stamp of the Company, and together with the signatures of two members of the Board of Directors, or one director together with the Chief Executive Officer. The Board of Directors shall be entitled to decide that the signatures be effected in any mechanical or electronic form, provided that the signature shall be effected under the supervision of the Board of Directors in such manner as it prescribes.

19.	Every shareholder shall be entitled, free of charge, to one certificate in respect of all the shares of a single class registered in his name in the Register.

20.	The Board of Directors shall not refuse a request by a shareholder to obtain several certificates in place of one certificate, unless such request is, in the opinion of the Board of Directors, unreasonable. Where a shareholder has sold or transferred some of his shares, he shall be entitled, free of charge, to receive a certificate in respect of his remaining shares, provided that the previous certificate is delivered to the Company before the issuance of a new certificate.

21.	Every share certificate shall specify the number of the shares in respect of which such certificate is issued and also the amounts which have been paid up in respect of each share.

22.	No person shall be recognized by the Company as having any right to a share unless he is the registered owner of the shares in the Register. The Company shall not be bound by and shall not recognize any right or privilege pursuant to the laws of equity, or a fiduciary relationship or a chose in action, future or partial, in any share, or a right or privilege to a fraction of a share, or (unless these Articles otherwise direct) any other right in respect of a share, except the absolute right to the share as a whole, where same is vested in the owner registered in the Register.

23.	A share certificate registered in the names of two or more persons shall be delivered to one of the joint holders, and the Company shall not be obliged to issue more than one certificate to all the joint holders of shares and the delivery of such certificate to one of the joint holders shall be deemed to be delivery to all of them.

24.	If a share certificate should be lost, destroyed or defaced, the Board of Directors shall be entitled to issue a new certificate in its place, provided that the certificate is delivered to it and destroyed by it, or it is proved to the satisfaction of the Board of Directors that the certificate was lost or destroyed and security has been received to its satisfaction in respect of any possible damages and after payment of such amount as the Board of Directors shall prescribe.

CALLS ON SHARES

25.	The Board of Directors may from time to time, in its discretion, make calls on shareholders in respect of amounts which are still unpaid in respect of the shares held by each of the shareholders (including premiums), and the terms of issue which do not prescribe that same be paid at fixed times, and every shareholder shall be obliged to pay the amount of the call made on him, at such time and at such place as stipulated by the Board of Directors.

26.	In respect of any such call, prior notice of at least 14 (fourteen) business days shall be given, stating to whom the amount called is to be paid, the time for payment and the place thereof, provided that prior to the due date for payment of such call, the Board of Directors may, by written notice to the shareholders to which the call was made, cancel the call or extend the date of payment thereof.

27.	If according to the terms of issue of any share, or otherwise, any amount is required to be paid at a fixed time or in installments at fixed times, whether the payment is made on account of the share capital in respect of the share or in form of a premium, every such payment or every such installment shall be paid as if it was a call duly made by the Board of Directors, in respect of which notice was duly given, and all the provisions contained in these Articles in regard to calls shall apply to such amount or to such installment.

28.	Joint holders of a share shall be jointly and severally liable for the payment of all installments and calls due in respect of such share.

29.	In the event that a call or installment due on account of a share is not paid on or before the date fixed for payment thereof, the holder of the share, or the person to whom the share has been allotted, shall be obliged to pay linkage differentials and interest on the amount of the call or the installment, at such rate as shall be determined by the Board of Directors, commencing from the date fixed for the payment thereof and until the date of actual payment. The Board of Directors may, however, waive the payment of the linkage differentials or the interest or part thereof.

30.	A shareholder shall not be entitled (i) to receive a dividend or (ii) to exercise any right as a shareholder, including but not limited to, the right to attend and vote at a General Meeting of any type and to transfer the shares to another; unless he has paid all the calls payable from time to time and which apply to any of his shares, whether he holds same alone or jointly with another, plus linkage differentials, interest and expenses, if any.

31.	The Board of Directors may, if it deems fit, accept payment from a shareholder wishing to advance the payment of all moneys which remain unpaid on account of his shares, or part thereof which are over and above the amounts which have actually been called, and the Board of Directors shall be entitled to pay such shareholder linkage differentials and interest in respect of the amounts paid in advance, or that portion thereof which exceeds the amount called for the time being on account of the shares in respect of which the advance payment is made, at such rate as is agreed upon between the Board of Directors and the shareholder, with this being in addition to dividends payable (if any) on the paid-up portion of the share in respect of which the advance payment is made.

The Board of Directors may, at any time, repay the amount paid in advance as aforesaid, in whole or in part, in its sole discretion.

FORFEITURE AND LIEN

32.	If a shareholder fails to make payment of any call or other installment on or before the date fixed for the payment thereof, the Board of Directors may, at any time thereafter and for as long as the part of the call or installment remains unpaid, serve on him a notice demanding that he make payment thereof, together with the linkage differentials and interest at such rate as is specified by the Board of Directors and all the expenses incurred by the Company in consequence of such non-payment.

33.	The notice shall specify a further date, which shall be at least 14 business days after the date of the delivery of the notice, and a place or places at which such call or installment is to be paid, together with linkage differentials and interest and expenses as aforesaid. The notice shall further state that, if the amount is not paid on or before the date specified, and at the place mentioned in such notice, the shares in respect of which the call was made, or the installment is due, shall be liable to forfeiture.

34.	If the demands contained in such notice are not complied with the Board of Directors may treat the shares in respect of which the notice referred to in Articles 32 and 33 was given as forfeited. Such forfeiture shall include all dividends, bonus shares and other benefits which have been declared in respect of the forfeited shares which have not actually been paid prior to the forfeiture.

35.	Any share so forfeited or waived shall be deemed to be the property of the Company and the Board of Directors shall be entitled, subject to the provisions of these Articles and the Law, to sell, re-allot or otherwise dispose thereof, as it deems fit, whether the amount paid previously in respect of that share is credited, in whole or in part.

36.	The Board of Directors may, at any time before any share forfeited as aforesaid is sold or re-allotted or otherwise dispose of, cancel the forfeiture on such conditions as it deems fit.

37.	Any person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, nonetheless remain liable for the payment to the Company of all calls, installments, linkage differentials, interest and expenses due on account of or in respect of such shares on the date of forfeiture, in respect of the forfeited shares, together with interest on such amounts reckoned from the date of forfeiture until the date of payment, at such rate as the Board of Directors shall from time to time specify. However, his liability shall cease after the Company has received all the amounts called in respect of the shares. The Board of Directors shall be entitled to collect the moneys which have been forfeited, or part thereof, as it shall deem fit, but it shall not be obliged to do so.

38.	The provisions of these Articles in regard to forfeiture shall also apply to cases of non-payment of any amount, which, according to the terms of issue of the share, or which under the conditions of allotment the due date for payment of which fell on a fixed date, whether this be on account of the nominal value of the share or in the form of a premium, as if such amount was payable pursuant to a call duly made and notified.

39.	The Company shall have a first and paramount lien over all the shares which have not been fully paid up and which are registered in the name of any shareholder (whether individually or jointly with others) and also over the proceeds of the sale thereof, as security for the debts and obligations of such shareholder to the Company and his contractual engagements with it, either individually or together with others. This right of lien shall apply whether or not the due date for payment of such debts or the fulfillment or performance of such obligations has arrived, and no rights in equity shall be created in respect of any share, over which there is a lien as aforesaid. The aforesaid lien shall apply to all dividends or benefits which may be declared, from time to time, on such shares, unless the Board of Directors shall decide otherwise.

40.	In order to foreclose on such lien, the Board of Directors may sell the shares under lien at such time and in such manner as, it shall deem fit, but no share may be sold unless the period referred to below has elapsed and written notice has been given to the shareholder, his trustee, liquidator, receiver, the executors of his estate, or anyone who acquires a right to shares in consequence of the bankruptcy of a shareholder, as the case may be, stating that the Company intends to sell the shares, if he or they should fail to pay the aforesaid debts, or fail to discharge or fulfill the aforesaid obligations within 14 business days from the date of the delivery of the notice.

41.	The net proceeds of any such sale of shares, as contemplated by Article 40 above, after deduction of the expenses of the sale, shall serve for the discharge of the debts of such shareholder or for performance of such shareholder’s obligations (including debts, undertaking and contractual engagements, the due date for the payment or performance of which has arrived) and the surplus, if any, shall be paid to the shareholder, his trustee, liquidator, receiver, guardians, or the executors of his estate, or to his successors- in-title.

42.	In every case of a sale following forfeiture or waiver, or for purposes of executing a lien by exercising all of the powers conferred above, the Board of Directors shall be entitled to appoint a person to sign an instrument of transfer of the shares sold, and to arrange for the registration of the name of the buyer in the Register in respect of the shares sold.

43.	An affidavit signed by the Chairman of the Board of Directors that a particular share of the Company was forfeited, waived or sold by the Company by virtue of a lien, shall serve as conclusive evidence of the facts contained therein as against any person claiming a right in the share. The purchaser of a share who relies on such affidavit shall not be obliged to investigate whether the sale, re-allotment or transfer, or the amount of consideration and the manner of application of the proceeds of the sale, were lawfully effected, and after his name has been registered in the Register he shall have a full right of title to the share and such right shall not be adversely affected by a defect or invalidity which occurred in the forfeiture, waiver, sale, re-allotment or transfer of the share.

TRANSFER AND TRANSMISSION OF SHARES

44.	No transfer of shares shall be registered unless a proper instrument of transfer is delivered to the Company or to such other place specified for this purpose by the Board of Directors. Subject to the provisions of these Articles, an instrument of transfer of a share in the Company shall be signed by the transferor and the transferee. The transferor shall be deemed to remain the holder of the share up until the time the name of the transferee is registered in the Register in respect of the transferred share.

45.	Insofar as the circumstances permit, the instrument of transfer of a share shall be drawn up in the form set out below, or in any other form that the Board of Directors may approve (the “Deed of Transfer”).

I                , I.D.             of                 (the “Transferor”), in consideration for an amount of NIS          (in words) paid to me by               I.D.           of                 (hereinafter: the “Transferee”), hereby transfer to the Transferee                             shares of nominal value NIS           each, marked with the numbers                  to                   (inclusive) of a company known as Stratasys Ltd., to be held by the Transferee, and his successors-in title, under all the same conditions under which I held the same prior to the signing of this instrument, and I, the Transferee, hereby agree to accept the aforementioned share in accordance with the above mentioned conditions.

In witness whereof we have hereunto signed this         day of            20   .

Transferor_______________ Transferee______________

Witnesses to Signature ___________________

46.	The Company may close the transfer registers and the Register for such period of time as the Board of Directors shall deem fit, provided that such period of time shall not in total exceed 30 (thirty) days each year.

47.	Every instrument of transfer shall be submitted to the Office or to such other place as the Board of Directors shall prescribe, for purposes of registration, together with the share certificates to be transferred, or if no such certificate was issued, together with a letter of allotment of the shares to be transferred, and/or such other proof as the Board of Directors may demand in regard to the transferor’s right of title or his right to transfer the shares. The Board of Directors shall have the right to refuse to recognize an assignment of shares until appropriate security under the circumstances has been provided, as shall be determined by the Board of Directors in a specific case or from time to time in general. Instruments of transfer which serve as the basis for transfers that are registered shall remain with the Company.

48.	The executors of the will or administrator of a deceased shareholder’s estate (such shareholder not being one of a joint owners of a share) or, in the absence of an administrator of the estate or executor of the will, shall be entitled to demand that the Company recognize them as owners of rights in the share. The provisions of Article 47 above shall apply, mutatis mutandis, also in regard to this Article.

49.	In the case of a share registered in the names of two or more Persons, the Company shall recognize only the surviving owners as Persons having rights in the share. However, the aforementioned shall not be construed as releasing the estate of a deceased joint shareholder from any and all undertakings in respect of the shares. Any Person who shall become an owner of shares following the death of a shareholder shall be entitled to be registered as owner of such shares after having presented to an officer of the Company to be designated by the Chief Executive Officer an inheritance order or probation order or order of appointment of an administrator of estate and any other proof as required - if these are sufficient in the opinion of such officer - testifying to such Person’s right to appear as shareholder in accordance with these Articles, and which shall testify to his title to such shares. The provisions of Article 47 above shall apply, mutatis mutandis, also in regard to this Article.

50.	The receiver or liquidator of a shareholder who is a company or the trustee in bankruptcy or the official receiver of a shareholder who is bankrupt, upon presenting appropriate proof to the satisfaction of an officer of the Company to be designated by the Chief Executive Officer that he has the right to appear in this capacity and which testifies to his title, may, with the consent of the Board of Directors (the Board of Directors shall not be obligated to give such consent) be registered as the owner of such shares. Furthermore, he may assign such shares in accordance with the rules prescribed in these Articles. The provisions of Article 47 above shall apply, mutatis mutandis, also in regard to this Article.

51.	A Person entitled to be registered as a shareholder following assignment pursuant to this Article shall be entitled, if approved by the Board of Directors and to the extent and under the conditions prescribed by the Board of Directors, to dividends and any other monies paid in respect of the shares, and shall be entitled to give the Company confirmation of the payments; however, he shall not be entitled to be present or to vote at any General Meeting of the Company or, subject to the provisions of these Articles, to make use of any rights of shareholders, until he has been registered as owner of such shares in the Register.

GENERAL MEETING

52.	An annual General Meeting shall be held once in every year, not later than 15 (fifteen) months after the last annual General Meeting, at such time and at such place as the Board of Directors shall determine. All other meetings of the Company’s shareholders shall be called extraordinary meetings.

53.	The Board of Directors may call an extraordinary General Meeting whenever it sees fit to do so.

54.	The Board of Directors shall be obliged to call an extraordinary General Meeting upon a request in writing in accordance with the Law.

55.	The Company shall provide prior notice in regard to the holding of an annual meeting or an extraordinary meeting in accordance with the requirements of these Articles, the Law and the regulations promulgated thereunder. Subject to the provisions of the Law and the regulations promulgated thereunder, in counting the number of days of prior notice given, the day of publication of notice shall not be counted, but the day of the meeting shall be counted. The notice shall specify those items and contain such information as shall be required by the Companies Law, the regulations promulgated thereunder and any other applicable law and regulations. Subject to Article 64 below, in the event that the Company has established that an adjourned meeting shall be held on such date which is later than the date provided for in Section 78(b) of the Law, such later date shall be included in the notice. The Company may add additional places for shareholders to review the full text of the proposed resolutions, including an internet site. The notice shall be provided in the manner prescribed below under the heading “Notices” in Articles 128 to 131 below.

56.

56.1	Any shareholder or shareholders of the Company holding at least one percent (1%) of the voting rights of the Company (the “Proposing Shareholder(s)”) may request, subject to the Companies Law, that the Board of Directors include a matter on the agenda of a General Meeting to be held in the future, provided that the Board determines that the matter is appropriate to be considered at a General Meeting (a “Proposal Request”). In order for the Board of Directors to consider a Proposal Request and whether to include the matter stated therein in the agenda of a General Meeting, notice of the Proposal Request must be timely delivered, and the Proposal Request must comply with the requirements of these Articles (including this Article 56) and any applicable law and stock exchange rules and regulations. The Proposal Request must be in writing, signed by all of the Proposing Shareholders making such request, delivered, either in person or by certified mail, postage prepaid, and received by the Secretary (or, in the absence thereof by the Chief Executive Officer) of the Company. To be considered timely, a Proposal Request must be received within the time periods prescribed by applicable law. The announcement of an adjournment or postponement of a General Meeting shall not commence a new time period (or extend any time period) for the delivery of a Proposal Request as described above. In addition to any information required to be included in accordance with applicable law, a Proposal Request must include the following: (i) the name, address, telephone number, fax number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such shares by the Proposing Shareholder(s) as of the date of the Proposal Request, and a representation that the Proposing Shareholder(s) intends to appear in person or by proxy at the meeting; (iii) the matter requested to be included on the agenda of a General Meeting, all information related to such matter, the reason that such matter is proposed to be brought before the General Meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the General Meeting and, if the Proposing Shareholder wishes to have a position statement in support of the Proposal Request, a copy of such position statement that complies with the requirement of applicable law (if any), (iv) a description of all arrangements or understandings between the Proposing Shareholders and any other Person(s) (naming such Person or Persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder(s) during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company. The Board of Directors, may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide additional information necessary so as to include a matter in the agenda of a General Meeting, as the Board of Directors may reasonably require.

A “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its affiliates or associates, whether of record or beneficial: (1) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Company, (2) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Company, (3) the effect or intent of which is to mitigate loss, manage risk or benefit from security value or price changes, or (4) which provides the right to vote or increase or decrease the voting power of, such Proposing Shareholder, or any of its affiliates or associates, with respect to any shares or other securities of the Company, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proposing Shareholder in the securities of the Company held by any general or limited partnership, or any limited liability company, of which such Proposing Shareholder is, directly or indirectly, a general partner or managing member.

56.2	The information required pursuant to this Article shall be updated as of (i) the record date of the General Meeting, (ii) five business days before the General Meeting and (iii) three business days before the General Meeting, and any adjournment or postponement thereof.

PROCEEDINGS AT GENERAL MEETING

57.	No business shall be conducted at a General Meeting unless a quorum is present, and no resolution shall be passed unless a quorum is present at the time the resolution is voted on. Except in cases where it is otherwise stipulated, a quorum shall be constituted when there are personally present, or represented by proxy, at least 2 (two) shareholders who hold, in the aggregate, at least twenty-five percent (25%) of the voting rights in the Company. A proxy may be deemed to be 2 (two) or more shareholders pursuant to the number of shareholders he represents.

58.	If within half an hour from the time appointed for the meeting, a quorum is not present, without there being an obligation to notify the shareholders to that effect, the meeting shall be adjourned to the same day, in the following week, at the same hour and at the same place or to a later time and date if so specified in the notice of the meeting, unless such day shall fall on a statutory holiday (either in Israel or in the U.S.), in which case the meeting will be adjourned to the first business day afterwards which is not a statutory holiday.

If the original meeting was convened upon requisition under Section 63 of the Law, one or more shareholders, present in person or by proxy, and holding the number of shares required for making such requisition, shall constitute a quorum at the adjourned meeting, but in any other case any two (2) shareholders present in person or by proxy, shall constitute a quorum at the adjourned meeting.

59.	The Chairman of the Board of Directors, or any other Person appointed for this purpose by the Board of Directors, shall preside at every General Meeting. If within 15 (fifteen) minutes from the time appointed for the meeting, the designated chairman for the meeting shall not be present, the shareholders present at the meeting shall elect one of their number to serve as chairman of the meeting.

60.	Resolutions at the General Meeting shall be passed in accordance with the definition of “Resolution” set forth in Article 1.1 above, unless otherwise required by Law or these Articles. Every vote at a General Meeting shall be conducted according to the number of votes to which each shareholder is entitled on the basis of the number of Ordinary Shares held by him which confer on him a right to vote at the General Meeting.

61.	Where a poll has been demanded, the chairman of the meeting shall accede to the demand. Where the chairman of the meeting held a poll, such poll shall be held in such manner, at such time and at such place as the chairman of the meeting directs, either immediately or after an interval or postponement, or in any other way, and the results of the vote shall be deemed to be the resolution at the meeting at which the poll was demanded. A person demanding a poll may withdraw his demand prior to the poll being held.

62.	A demand for the holding of a poll shall not prevent the continued business of the meeting on all other questions apart of the question in respect of which a poll was demanded.

63.	The announcement by the chairman of the meeting that a Resolution has been passed unanimously or by a particular majority, or has been rejected, and a note recorded to that effect in the Company’s minute book, shall serve as prima facie proof of such fact.

64.	The chairman of a General Meeting may adjourn the meeting from time to time and from place to place if approved by a consent of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment (and shall if so directed by the meeting), but at an adjourned meeting no other matters shall be considered or decided apart from the matters which were on the agenda of the meeting at which it was decided on the adjournment and in respect of which no Resolution was taken. The Company shall not deliver nor shall it be required to give notice in regard to the adjournment or in regard to the matters on the agenda of the adjourned meeting, unless the adjourned meeting is to be held more than 30 (thirty) days after the date of the original meeting, in which case a notice shall be published by the Company.

VOTES OF SHAREHOLDERS

65.	The voting rights of every shareholder entitled to vote at a General Meeting shall be as set forth in Article 7 of these Articles or to any other article herein governing voting rights.

66.	In the case of joint shareholders, the vote of the senior joint holder, given personally or by proxy, shall be accepted, to the exclusion of the vote of the remaining joint shareholders, and for these purposes the senior of the joint shareholders shall be the Person amongst the joint holders whose name appears first in the Register.

67.	A shareholder who is an Incapacitated Person may vote solely through his guardian or other person who fulfills the function of such guardian and who was appointed by a court, and any guardian or other person as aforesaid shall be entitled to vote by way of a proxy, or in such manner as the court directs.

68.	Any corporation which is a shareholder of the Company shall be entitled, by way of resolution of its directors or another organ which manages said corporation, to appoint such person which it deems fit, whether or not he is a shareholder of the Company, to act as its representative at any General Meeting of the Company or at a meeting of a class of shares in the Company which such corporation is entitled to attend and to vote thereat, and the appointed as aforesaid shall be entitled, on behalf of the corporation whom he represents, to exercise all of the same powers and authorities which the corporation itself could have exercised had it been a natural person holding shares of the Company.

69.	Every shareholder of the Company who is entitled to attend and vote at a General Meeting of the Company, shall be entitled to appoint a proxy. A proxy can be appointed by more than one shareholder, and he can vote in different ways on behalf of each principal.

The instrument appointing a proxy shall be in writing signed by the Person making the appointment or by his authorized representative, and if the Person making the appointment is a corporation, the power of attorney shall be signed in the manner in which the corporation signs on documents which bind it, and a certificate of an attorney with regard to the authority of the signatories to bind the corporation shall be attached thereto. The proxy need not be a shareholder of the Company.

70.	The instrument appointing a proxy, or a copy thereof certified by an attorney, shall be lodged at the Office, or at such other place as the Board of Directors shall specify, not less than forty-eight (48) hours prior to the meeting at which the proxy intends to vote on the strength of such instrument of proxy. Notwithstanding the above, the chairman of the meeting shall have the right to waive the time requirement provided above with respect to all instruments of proxies and to accept any and all instruments of proxy until the beginning of a General Meeting. A document appointing a proxy shall be valid for every adjourned meeting of the meeting to which the document relates.

71.	Every instrument appointing a proxy, whether for a meeting specifically indicated, or otherwise, shall, as far as circumstances permit, be in the following form, or in any other form approved by the Board of Directors:

I              of              being a shareholder holding voting shares in Stratasys Ltd., hereby appoint Mr./Ms.               of              or failing him/her, Mr./Ms.               or              , or failing him/her, Mr./Ms.               of              , to vote in my name, place and stead at the (ordinary/extraordinary) General Meeting of the Company to be held on the          of              20      , and at any adjourned meeting thereof.

In witness whereof I have hereto set my hand on the     day of

72.	No shareholder shall be entitled to vote at a General Meeting unless he has paid all of the calls and all of the amounts due from him, for the time being, in respect of his shares.

73.	A vote given in accordance with the instructions contained in an instrument appointing a proxy shall be valid notwithstanding the death or bankruptcy of the appointer, or the revocation of the proxy, or the transfer of the shares in respect of which the vote was given as aforesaid, unless notice in writing of the death, revocation or transfer is received at the Office of the Company, or by the chairman of the General Meeting, prior to such vote.

74.	Subject to the Law, an instrument appointing a proxy shall be deemed revoked (i) upon receipt by the Company or the chairman of the meeting, subsequent to receipt by the Company of such instrument, of written notice signed by the person signing such instrument or by the Shareholder appointing such proxy canceling the appointment thereunder (or the authority pursuant to which such instrument was signed) or of an instrument appointing a different proxy, provided such notice of cancellation or instrument appointing a different proxy were so received at the place and within the time for delivery of the instrument revoked thereby as referred to in Article 70 hereof, or (ii) if the appointing shareholder is present in person at the meeting for which such instrument of proxy was delivered, upon receipt by the Chairman of such meeting of written notice from such shareholder of the revocation of such appointment, or if and when such shareholder votes at such meeting. A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the revocation or purported cancellation of the appointment, or the presence in person or vote of the appointing shareholder at a meeting for which it was rendered, unless such instrument of appointment was deemed revoked in accordance with the foregoing provisions of this Article 74 at or prior to the time such vote was cast.

THE BOARD OF DIRECTORS

75.

75.1.	The number of directors of the Company (including External Directors to the extent appointed pursuant to Article 80A below) shall be between seven (7) and eleven (11), as determined from time to time by the Board of Directors. Any director shall be eligible for re-election upon termination of his or her term of office.

75.2.	Prior to every annual General Meeting of the Company commencing as of the first annual General Meeting to be held after the first anniversary of the Effective Time, the Board of Directors of the Company shall resolve by a majority vote the names of the persons to be proposed to the shareholders of the Company for election as directors of the Company at such annual General Meeting, for a term that lasts until the next annual General Meeting (the “Nominees”).

75.3	Any Proposing Shareholder requesting to include on the agenda of a General Meeting a nomination of a Person to be proposed to the Shareholders for election as director (such person, an “Alternate Nominee”), may so request provided that it complies with this Article 75.3 and Article 56 and applicable law. Unless otherwise determined by the Board, a Proposal Request relating to Alternate Nominee is deemed to be a matter that is appropriate to be considered only at an annual General Meeting. In addition to any information required to be included in accordance with applicable law, such a Proposal Request shall include information required pursuant to Article 56, and shall also set forth: (i) the name, address, telephone number, fax number and email address of the Alternate Nominee and all citizenships and residencies of the Alternate Nominee; (ii) a description of all arrangements, relations or understandings between the Proposing Shareholder(s) or any of its affiliates and each Alternate Nominee; (iii) a declaration signed by the Alternate Nominee that he or she consents to be named in the Company’s notices and proxy materials relating to the General Meeting, if provided or published, and, if elected, to serve on the Board of Directors and to be named in the Company’s disclosures and filings, (iv) a declaration signed by each Alternate Nominee as required under the Companies Law and any other applicable law and stock exchange rules and regulations for the appointment of such an Alternate Nominee and an undertaking that all of the information that is required under law and stock exchange rules and regulations to be provided to the Company in connection with such an appointment has been provided (including, information in respect of the Alternate Nominee as would be provided in response to the applicable disclosure requirements under Form 20-F, Form 10-K, Schedule 14A or any other applicable form or schedule prescribed by the U.S. Securities and Exchange Commission (the “SEC”); (v) a declaration made by the Alternate Nominee of whether he or she meets the criteria for an independent director under the rules of the stock exchange on which the Company’s ordinary shares are then listed for trading, the Companies Law and/or under any applicable law, regulation or stock exchange rules, and if not, then an explanation of why not; and (vi) any other information required at the time of submission of the Proposal Request by applicable law, regulations or stock exchange rules. In addition, the Proposing Shareholder shall promptly provide any other information reasonably requested by the Company. The Board of Directors may refuse to acknowledge the nomination of any person not made in compliance with the foregoing. The Company shall be entitled to publish any information provided by a Proposing Shareholder pursuant to this Article 75.5 and Article 56, and the Proposing Shareholder shall be responsible for the accuracy and completeness thereof.

75.4	One or more Nominees or Alternate Nominees shall be elected by a Resolution at every annual General Meeting, for a term of office that shall conclude at the end of the first annual General Meeting held after the date of his or her election and upon the election and qualification of his or her successor, unless his or her office is vacated in accordance with Articles 77 or Article 80 below.

75.5.	If at the annual General Meeting no Nominee or Alternate Nominee is elected, the directors then in office shall continue to hold office until the convening of a General Meeting at which Nominees or Alternate Nominees are elected.

76.	The directors in their capacity as such shall be entitled to receive remuneration as shall be determined in compliance with the Law and the regulations promulgated thereunder. The conditions (including remuneration) of the terms of office of members of the Board of Directors shall be decided by the Board of Directors, but the same shall be valid only if ratified in the manner required under the Law. The remuneration of directors may be fixed as an overall payment or other consideration and/or as a payment or other consideration in respect of attendance at meetings of the Board of Directors. In addition to his or her remuneration, each director shall be entitled to be reimbursed, retroactively or in advance, in respect of his or her reasonable expenses connected with performing his or her functions and services as a director. Such entitlement shall be determined in accordance with, and shall be subject to, a specific resolution or policy adopted by the Board of Directors regarding such matter.

77.

77.1.	Subject to the provisions of the Law and subject to Article 80 below, the office of a director shall be vacated in any one of the following events:

77.1.1.	if he resigns his office by way of a letter signed by him, submitted to the Office of the Company;

77.1.2.	if he is declared bankrupt;

77.1.3.	if he becomes an Incapacitated Person;

77.1.4.	upon his death;

77.1.5.	if he is prevented by applicable law from serving as a director of the Company;

77.1.6.	if the Board terminates his office according to Section 231 of the Law;

77.1.7.	if a court order is given in accordance with Section 233 of the Law;

77.1.8.	if he is removed from office by a Resolution at an annual General Meeting of the Company; or

77.1.9.	if his period of office has terminated in accordance with the provisions of these Articles.

77.2.	If the office of a member of the Board of Directors is vacated (except for an External Director, if applicable), or if the number of directors then serving is less than the maximum number of directors then authorized to serve as determined by the Board of Directors from time to time under Article 75.1 above, the remaining or incumbent members of the Board of Directors shall be entitled to appoint additional director(s) in place of the director(s) whose office(s) have been vacated, or to fill an unoccupied seat within the then-authorized size of the Board of Directors, as applicable, for a term of office equal to the remaining period of the term of office of the director(s) whose office(s) have been vacated, and, in the case of the vacation of a seat, the remaining members of the Board of Directors shall be entitled to act for all purposes for a term of office equivalent to the remaining period of the term of office of the director whose office has been vacated, for as long as their number does not fall below the minimum authorized number of directors, as prescribed in Article 75.1 above. Should their number fall below the aforesaid minimum, the remaining directors shall not be entitled to act, except for the appointment of additional directors, or for the purpose of calling a General Meeting for the appointment of additional directors, or for the purpose of calling a General Meeting for the appointment of a new Board of Directors.

OTHER PROVISIONS REGARDING DIRECTORS

78.

78.1.	Subject to any mandatory provisions of applicable law, a director shall not be disqualified by virtue of his office from holding another office in the Company or in any other company in which the Company is a shareholder or in which it has any other form of interest, or of entering into a contract with the Company, either as seller or buyer or otherwise. Likewise, no contract made by the Company or on its behalf in which a director has any form of interest may be nullified and a director shall not be obliged to account to the Company for any profit deriving from such office, or resulting from such contract, merely by virtue of the fact that he serves as a director or by reason of the fiduciary relationship thereby created, but such director shall be obliged to disclose to the Board of Directors the nature of any such interest at the first opportunity.

A general notice to the effect that a director is a shareholder or has any other form of interest in a particular firm or a particular company and that he must be deemed to have an interest in any business with such firm or company shall be deemed to be adequate disclosure for purposes of this Article in relation to such director, and after such general notice has been given, such director shall not be obliged to give special notice in relation to any particular business with such firm or such company.

78.2.	Subject to the provisions of the Law and these Articles, the Company shall be entitled to enter into a transaction in which an Office Holder of the Company has a personal interest, directly or indirectly, and may enter into any contract or otherwise transact any business with any third party in which contract or business an Office Holder has a personal interest, directly or indirectly.

79.	Subject to Article 86, the Board of Directors shall elect one (1) or more of its members to serve as Chairman of the Board of Directors, provided that, subject to the provisions of Section 121(c) of the Law, the Chief Executive Officer of the Company shall not serve as Chairman of the Board of Directors. Notwithstanding anything to the contrary herein, the office of Chairman of the Board of Directors shall be vacated in each of the cases mentioned in Articles 77.1 above and Article 80 below. The Board of Directors may also elect (i)(a) member(s) to serve as Vice Chairman, who shall have such duties and authorities as the Board of Directors may assign to him or her, and (ii) a member to serve as Lead Independent Director, who shall have such duties and authorities as the Board of Directors may assign to him or her.

80.	Subject to the provisions of Articles 75 and 77, the Company may, in a General Meeting, by a Resolution, dismiss any director prior to the end of his or her term of office, and it shall be entitled, by a Resolution, to appoint another individual in his or her place as a director of the Company. The individual so appointed shall hold such office only for that period of time during which the director whom he or she replaces would have held office.

80A.	If at any time, the Company shall be required to appoint independent or external directors such as a public director or directors of any other type as may be required by Law (“External Directors”) such directors shall serve on the Board according to the number required by law. External Directors will be appointed and removed pursuant to and shall be governed by the relevant provisions of the law which applies to External Directors. If permitted by Law, External Directors will be appointed by the Board. External Directors will be chosen and appointed, and whose term will expire, in accordance with the Law.

CHIEF EXECUTIVE OFFICER

81.

81.1.	Subject to Article 86, the Board of Directors shall, from time to time, appoint a Chief Executive Officer and subject to the provisions of the Law delineate his or her powers and authorities and his or her remuneration. Subject to the provisions of any contract between the Chief Executive Officer and the Company, the Board of Directors may dismiss or replace him or her at any time they deem fit.

81.2.	The Chief Executive Officer need not be a shareholder of the Company.

81.3.	Subject to the provisions of any contract between the Chief Executive Officer and the Company, all of the provisions with regard to appointment, resignation and removal of directors from office shall apply to the Chief Executive Officer if he or she is also a director, as apply to all other directors. Upon the termination of his or her service as Chief Executive Officer, the Chief Executive Officer’s service on the Board of Directors shall automatically terminate. Subject to the provisions of the Companies Law, the Board of Directors shall be entitled from time to time to delegate to the Chief Executive Officer for the time being such of the powers they have pursuant to these Articles as they deem appropriate, and they shall be entitled to grant such powers for such period and for such purposes and on such conditions and with such restrictions as they deem expedient, and they shall be entitled to grant such powers without renouncing the powers and authorities of the Board of Directors in such regard, and they may, from time to time, revoke, annul and alter such delegated powers and authorities, in whole or in part.

81.4.	Subject to the provisions of the Law, the remuneration of the Chief Executive Officer shall be fixed from time to time by the Board of Directors together with any committees of the Board of Directors (each, a “Committee of Directors”) as may be prescribed by the Law) and it may be in the form of a fixed salary or commissions or a participation in profits, or in any other manner which may be decided by the Board of Directors (and approved by any relevant Committee(s) of Directors and, to the extent required under applicable law, shareholders).

PROCEEDINGS OF THE BOARD OF DIRECTORS

82.

82.1.	The Board of Directors shall convene for a meeting at least once every fiscal quarter.

82.2.	The Board of Directors may meet in order to exercise its powers pursuant to Section 92 of the Law, including without limitation to supervise the Company’s affairs, and it may, subject to the provisions of the Law, adjourn its meetings and regulate its proceedings and operations as it deems fit. It may also prescribe the quorum required for the conduct of business. Until otherwise decided a quorum shall be constituted if a majority of the directors holding office for the time being are present.

82.3.	Should a director or directors be barred from being present and voting at a meeting of the Board of Directors by virtue of the contents of Section 278 of the Law, the quorum shall be a majority of the directors entitled to be present and to vote at the meeting of the Board of Directors.

83.	Any director or the Auditors, in the event stipulated in Section 169 of the Law, may, at any time, demand the convening of a meeting of the Board of Directors. The Chairman of the Board shall be obliged, on such demand, to call such meeting on the date requested by the director or Chief Executive Officer soliciting such a meeting, provided that proper notice pursuant to Article 84 is given.

84.	Every director shall be entitled to receive notice of meetings of the Board of Directors, and such notice may be in writing or by facsimile, telegram or electronic mail, sent to the last address (whether physical or electronic) or facsimile number given by the director for purposes of receiving notices, provided that the notice shall be given at least a reasonable amount of time prior to the meeting and in no event less than 48 (forty eight) hours prior notice, unless the urgency of the matter(s) to be discussed at the meeting reasonably require(s) a shorter notice period.

85.	Every meeting of the Board of Directors at which a quorum is present shall have all the powers and authorities vested for the time being in the Board of Directors.

86.	Subject to the provisions of these Articles, a resolution proposed at any meeting of the Board of Directors shall be deemed adopted if approved by a simple majority of the members of the Board of Directors who are lawfully entitled to participate in the meeting and vote thereon and present when such resolution is put to a vote and voting thereon, provided that notwithstanding anything in these Articles to the contrary, during the period between the Effective Time and the end of the Initial Term, the following actions shall require a resolution of the Board of Directors approved by at least two-thirds of the directors then in office (excluding, in respect of clause (i), the Company’s Chief Executive Officer as of the Effective Time, and in respect of clause (ii), the Chairman of the Board of Directors as of the Effective Time ): (i) the dismissal or replacement of the Company’s Chief Executive Officer as of the Effective Time, (ii) the dismissal or replacement of the Chairman of the Board of Directors as of the Effective Time; (iii) a change in the number of members serving on the Board of Directors; and (iv) the election or opting-in to assume obligations concerning the appointment of External Directors. After the end of the Initial Term, the Chairman of the Board of Directors shall continue in his position until his dismissal or replacement by a simple majority of the members of the Board of Directors who are lawfully entitled to participate in the meeting and vote thereon and present when such resolution is put to a vote and voting thereon. In the case of an equality of votes of the Board of Directors, the Chairman of the Board of Directors shall not have a second or casting vote, and the proposal shall be deemed to be defeated.

If the Chairman of the Board of Directors is not present within 30 (thirty) minutes after the time appointed for the meeting, the directors present shall elect one of their members to preside at such meeting.

87.	The Board of Directors may adopt resolutions, without convening a meeting of the Board of Directors, in any manner permitted by the Law.

88.	The Board of Directors may hold meetings by use of any means of communication, on condition that all participating directors can hear each other at the same time. In the case of a resolution passed by way of a telephone call or any such other means of communication, a copy of the text of the resolution shall be sent, as soon as possible thereafter, to the directors.

GENERAL POWERS OF THE BOARD OF DIRECTORS

89.	The supervision of the Company’s affairs shall be in the hands of the Board of Directors, which shall be entitled to exercise all of the powers and authorities and to perform any act and deed which the Company is entitled to exercise and to perform in accordance with its Memorandum of Association and these Articles or according to law, and in respect of which there is no provision or requirement in these Articles, or in the Law or/and in the U.S. Rules, that same be exercised or done by the shareholders in a General Meeting or by a Committee of Directors.

90.	The Board of Directors may, as it deems fit and subject to any applicable law, delegate to a Committee of Directors certain of its powers and authorities, in whole or in part to the fullest extent provided by any applicable law. The curtailment or revocation of the powers and authorities of a Committee of Directors by the Board of Directors shall not invalidate a prior act of such Committee of Directors or an act taken in accordance with its instructions, which would have been valid had the powers and authorities of the Committee of Directors not been altered or revoked by the Board of Directors. Subject to applicable law, a Committee of Directors may be comprised of one (1) director or of several directors, and in the case of a Committee of Directors that is appointed to advise the Board of Directors only, persons who are not directors may be appointed to it. The powers of any chairman of a Committee of Directors with respect to the operation of such committee shall be the same as the Chairman of the Board of Directors hereunder and under the Law, mutatis mutandis.

91.	The meetings and proceedings of every such Committee of Directors which is comprised of two (2) or more members shall be conducted in accordance with the provisions contained in these Articles in regard to the conduct of meetings and proceedings of the Board of Directors to the extent that the same are suitable for such committee, and so long as no provisions have been adopted in replacement thereof by the Board of Directors.

92.	Reserved.

RATIFICATION OF ACTIONS

93.	Subject to the Law, all acts taken in good faith by the Board of Directors and/or a Committee of Directors or by an individual acting as a member thereof shall be valid even if it is subsequently discovered that there was a defect in the appointment of the Board of Directors, the Committee of Directors or the member, as the case may be, or that the members, or one of them, was/were disqualified from being appointed as a director/s or to a Committee of Directors.

94.

94.1.	The Board of Directors or any Committee of Directors may ratify any act the performance of which at the time of the ratification was within the scope of the authority of the Board of Directors or the relevant Committee of Directors.

94.2.	The General Meeting shall be entitled to ratify any act taken by the Board of Directors and/or any Committee of Directors without authority or which was tainted by some other defect.

94.3.	From the time of the ratification, every act ratified as aforesaid, shall be treated as though lawfully performed from the outset.

95.	The Board of Directors may, from time to time, in its absolute discretion, borrow or secure any amounts of money required by the Company for the conduct of its business.

96.	The Board of Directors shall be entitled to raise or secure the repayment of an amount obtained by them, in such way and on such conditions and times as they deem fit. The Board of Directors shall be entitled to issue documents of undertaking, such as options, debentures or debenture stock, whether linked or redeemable, convertible debentures or debentures convertible into other securities, or debentures which carry a right to purchase shares or to purchase other securities, or any mortgage, pledge, collateral or other charge over the property of the Company and its undertaking, in whole or in part, whether present or future, including the uncalled share capital or the share capital which has been called but not yet paid.

The deeds of undertaking, debentures of various types or other forms of collateral security may be issued at a discount, at a premium or otherwise and with such preferential or deferred or other rights, as the Board of Directors shall, from time to time, decide.

SIGNING POWERS

97.	Subject to any other resolution on the subject passed by the Board of Directors, the Company shall be bound only pursuant to a document in writing bearing its seal or its rubber stamp or its printed name, and the signature of whomever may be authorized by the Board of Directors, which shall be entitled to empower any person, either alone or jointly with another, even if he is not a shareholder of the Company or a director, to sign and act in the name and on behalf of the Company.

98.	The Board of Directors shall be entitled to prescribe separate signing power in regard to different businesses of the Company and in respect of the limit of the amounts in respect of which various persons shall be authorized to sign.

SECRETARY, OFFICE-HOLDERS, CLERKS AND REPRESENTATIVES

99.	The Board of Directors shall be entitled, from time to time, to appoint, or to delegate to the Chief Executive Officer, either alone or together with other persons designated by the Board of Directors, the ability to appoint Office Holders (other than directors), a Secretary for the Company, employees and agents to such permanent, temporary or special positions, and to specify and change their titles, authorities and duties, and may set, or delegate to the Chief Executive Officer, either alone or together with other persons designated by the Board of Directors, the ability to set salaries, bonuses and other compensation of any employee or agent who is not an Office Holder. Salaries, bonuses and compensation of Office Holders who are not directors shall be determined and approved by the Chief Executive Officer, and/or in such other manner as may be required from time to time under the Law. The Board of Directors, or the Chief Executive Officer, either alone or together with other persons designated by the Board of Directors (in the case of any Office Holder, employee or agent appointed thereby), shall be entitled at any time, in its, his, her, or their (as applicable) sole and absolute discretion, to terminate the services of one of more of the foregoing persons (in the case of a director, however, subject to compliance with Article 77 above).

100.	The Board of Directors and the Chief Executive Officer may from time to time and at any time empower any person to serve as representative of the Company for such purposes and with such powers and authorities, instructions and discretions for such period and subject to such conditions as the Board of Directors (or the Chief Executive Officer, as the case may be) shall deem appropriate. The Board of Directors may (or the Chief Executive Officer, as the case may be) grant such person, inter alia, the power to transfer the authority, powers and discretions vested in him, in whole or in part. The Board of Directors may (or the Chief Executive Officer, as the case may be), from time to time, revoke, annul, vary or change any such power or authority, or all such powers or authorities collectively.

DIVIDENDS, BONUS SHARES, FUNDS AND CAPITALIZATION OF FUNDS AND PROFITS

101.	The Board of Directors may, prior to recommending any dividend, set aside out of the profits of the Company such amounts as it deems fit for a reserve fund for extraordinary purposes or for the equalization of dividends or for special dividends, or for the repair, improvement, maintenance or replacement of the property of the Company, or for any other purpose, as the Board of Directors, in its sole and absolute discretion, shall deem expedient.

102.	The Board of Directors shall be entitled to invest the amounts set aside as aforesaid in Article 101 above in any investments whatsoever, as it may deem fit, and from time to time deal with such investments and vary same, and make use thereof, as it deems fit, and it may divide the reserve fund into special funds in such manner as it deems fit, and may utilize a fund or part thereof for the business of the Company, without being obliged to keep same separate from the remaining assets of the Company.

103.	Unless otherwise permitted by the Law, no dividends shall be paid other than out of the Profits of the Company as such term is defined in the Law.

104.	The Board of Directors may decide on the payment of a dividend or on the distribution of bonus shares.

105.	A dividend in cash or bonus shares shall be paid or distributed, as the case may be, equally to the holders of the Ordinary Shares registered in the Register, pro rata to the nominal amount of capital paid up or credited as paid up on the shares, without reference to any premium which may have been paid thereon. However an amount paid on account of a share prior to the payment thereof having been called, or prior to the due date for payment thereof, and on which the Company is paying interest, shall not be taken into account for purposes of this Article as an amount paid-up on account of the share.

106.	Unless other instructions are given, it shall be permissible to pay any dividend by way of a check or payment order to be sent by post to the registered address of the shareholder or the Person entitled thereto, or in the case of joint shareholders being registered, to the shareholder whose name stands first in the Register in relation to the joint shareholding. Every such check shall be made in favor of the person to whom it is sent. A receipt by the person whose name, on the date of declaration of the dividend, was registered in the Register as the owner of the shares, or in the case of joint holders, by one of the joint holders, shall serve as a discharge with regard to all the payments made in connection with such share.

The directors shall be entitled to invest any dividend which has not been claimed for a period of one (1) year after having been declared, or to make use thereof in any other way for the benefit of the Company until such time as it is claimed. The Company shall not be obliged to pay interest or linkage in respect of an unclaimed dividend.

107.	Unless otherwise specified in the terms of issue of shares or of securities convertible into, or which grant a right to purchase, shares, any shares that are fully paid-up or credited as paid-up shall at any time confer on their holders the right to participate in the full dividends and in any other distribution for which the determining date for the right to receive the same is the date at which the aforesaid shares were fully paid- up or credited as fully paid-up, as the case may be, or subsequent to such date.

108.	A dividend or other beneficial rights in respect of shares shall not bear interest.

109.	The Board of Directors shall be entitled to deduct from any dividend or other beneficial rights, all amounts of money which the holder of the share in respect of which the dividend is payable or in respect of which the other beneficial rights were given, may owe to the Company in respect of such share, whether or not the due date for payment thereof has arrived.

110.	The Board of Directors shall be entitled to retain any dividend or bonus shares or other beneficial rights in respect of a share in relation to which the Company has a lien, and to utilize any such amount or the proceeds received from the sale of any bonus shares or other beneficial rights, for the discharge of the debts or liabilities in respect of which the Company has a lien.

111.	The Board of Directors may decide that a dividend is to be paid in whole or in part, by way of a distribution of assets of the Company in kind, including by way of debentures or debenture stock of the Company, or shares or debentures or debenture stock of any other company, or in any other way.

112.

112.1.	The Board of Directors may, at any time and from time to time, decide that any portion of the amounts standing for the time being to the credit of any capital fund (including a fund created as a result of a revaluation of the assets of the Company), or which are held by the Company as Profits available for distribution, shall be capitalized for distribution subject to and in accordance with the provisions of the Law and of these Articles, amongst those shareholders who are entitled thereto and pro rata to their entitlement under these Articles, provided that the same shall not be paid in cash but shall serve for the payment up in full either at par or with a premium as prescribed by the Company, of shares which have not yet been issued or of debentures of the Company which shall be allotted and distributed amongst the shareholders in the aforesaid ratio as fully paid-up shares or debentures.

112.2.	The Board of Directors shall be entitled to distribute bonus shares and to decide that the bonus shares shall be of the same class which confers on the shareholders or the Persons entitled thereto the right to participate in the distribution of bonus shares, or may decide that the bonus shares shall be of a uniform class to be distributed to each of the shareholders or Persons entitled to shares as aforesaid, without reference to the class of shares conferring the right to participate in the distribution on the holders of the shares or the Persons entitled thereto as aforesaid.

113.

113.1.	In every case that the Company issues bonus shares by way of a capitalization of profits or funds at a time at which securities issued by the Company are in circulation and confer on the holders thereof rights to convert the same into shares in the share capital of the Company, or options to purchase shares in the share capital of the Company (such rights of conversion or options shall henceforth be referred to as the “Rights”), the Board of Directors shall be entitled (in a case that the Rights or part thereof shall not be otherwise adjusted in accordance with the terms of their issue) to transfer to a special fund designated for the distribution of bonus shares in the future (to be called by any name that the Board of Directors may decide on and which shall henceforth be referred to as the “Special Fund”) an amount equivalent to the nominal amount of the share capital to which some or all of the Rights holders would have been entitled as a result of the issue of bonus shares, had they exercised their Rights prior to the determining date for the right to receive bonus shares, including rights to fractions of bonus shares, and in the case of a second or additional distribution of bonus shares in respect of which the Company acts pursuant to this Article, including entitlement stemming from a previous distribution of bonus shares.

113.2.	In the case of the allotment of shares by the Company as a consequence of the exercise of entitlement by the owners of shares in those cases in which the Board of Directors has made a transfer to the Special Fund in respect of the Rights pursuant to Article 113.1 above, the Board of Directors shall allot to each such shareholder, in addition to the shares to which he is entitled by virtue of having exercised his rights, such number of fully paid-up shares the nominal value of which is equivalent to the amount transferred to the Special Fund in respect of his rights, by way of a capitalization to be effected by the Board of Directors of an appropriate amount out of the Special Fund. The Board of Directors shall be entitled to decide on the manner of dealing with rights to fractions of shares in its sole discretion.

113.3.	If after any transfer to the Special Fund has been made the Rights should lapse, or the period should end for the exercise of Rights in respect of which the transfer was effected without such Rights being exercised, then any amount which was transferred to the Special Fund in respect of the aforesaid unexercised Rights shall be released from the Special Fund, and the Company may deal with the amount so released in any manner it would have been entitled to deal therewith had such amount not been transferred to the Special Fund.

114.	For the implementation of any resolution regarding a distribution of shares or debentures by way of a capitalization of profits as aforesaid, the Board of Directors may:

114.1.	Resolve any difficulty which arises or may arise in regard to the distribution in such manner as it deems fit and may take all of the steps that it deems expedient in order to overcome such difficulty.

114.2.	Issue certificates in respect of fractions of shares, or decide that fractions of less than an amount to be decided by the Board of Directors shall not be taken into account for purposes of adjusting the rights of the shareholders or may sell the fractions of shares and pay the proceeds (net) to the Persons entitled thereto.

114.3.	Sign, or appoint a Person to sign, on behalf of the shareholders on any contract or other document which may be required for purposes of giving effect to the distribution, and, in particular, shall be entitled to sign or appoint a Person who shall be entitled to appoint and submit a contract as referred to in Sections 291 and 292 of the Law.

114.4.	Make any arrangement or other scheme which is required in the opinion of the Board of Directors in order to facilitate the distribution.

115.	The Board of Directors shall be entitled, as it deems appropriate and expedient, to appoint trustees or nominees for those registered shareholders who have failed to notify the Company of a change of their address and who have not applied to the Company in order to receive dividends, shares or debentures out of capital, or other benefits during the aforesaid period. Such trustees or nominees shall be appointed for the use, collection or receipt of dividends, shares or debentures out of capital and rights to subscribe for shares which have not yet been issued and which are offered to the shareholders but they shall not be entitled to transfer the shares in respect of which they were appointed, or to vote on the basis of holding such shares. In all of the terms and conditions governing such trusts and the appointment of such nominees it shall be stipulated by the Company that upon the first demand by a beneficial holder of a share being held by the trustee or nominee, such trustee or nominee shall be obliged to return to such shareholder the share in question and/or all of those rights held by it on the shareholder’s behalf (all as the case may be). Any act or arrangement effected by any such nominees or trustee and any agreement between the Board of Directors and a nominee or trustee shall be valid and binding in all respects.

116.	The Board of Directors may from time to time prescribe the manner for payment of dividends or the distribution of bonus shares and the arrangement connected therewith. Without derogating from the generality of the foregoing, the Board of Directors shall be entitled to pay any dividends or moneys in respect of shares by sending a check via the mails to the address of the holder of registered shares according to the address registered in the register of shareholders of the Company. Any dispatch of a check as aforesaid shall be done at the risk of the shareholder.

In those cases in which the Board of Directors specifies the payment of a dividend, distribution of shares or debentures out of capital, or the grant of a right to subscribe for shares which have not yet been issued and which are offered to the shareholders against the delivery of an appropriate coupon attached to any share certificate, such payment, distribution or grant of right to subscribe against a suitable coupon to the holder of such coupon, shall constitute a discharge of the Company’s debt in respect of such operation as against any person claiming a right to such payment, distribution or grant of right to subscribe, as the case may be.

117.	If two (2) or more Persons are registered as joint holders of a share, each of them shall be entitled to give a valid receipt in respect of any dividend, share or debenture out of capital, or other moneys, or benefits, paid or granted in respect of such share.

BOOKS OF THE COMPANY

118.	The Board of Directors shall comply with all the provisions of the Law in regard to the recording of charges and the keeping and maintaining of a register of directors, register of shareholders and register of charges.

119.	Any book, register and record that the Company is obliged to keep in accordance with the Law or pursuant to these Articles shall be recorded in a regular book, or by technical, mechanical or other means, as the Board of Directors shall decide.

120.	Subject to and in accordance with the provisions of Sections 138 to 139, inclusive, of the Law, the Company may cause supplementary registers to be kept in any place outside Israel as the Board of Directors may think fit, and, subject to all applicable requirements of law, the Board of Directors may from time to time adopt such rules and procedures as it may think fit in connection with the keeping of such branch registers.

BOOKS OF ACCOUNT

121.	The Board of Directors shall keep proper books of account in accordance with the provisions of the Law. The books of account shall be kept at the Office, or at such other place or places as the Board of Directors shall deem expedient, and shall at all times be open to the inspection of members of the Board of Directors. A shareholder of the Company who is not a member of the Board of Directors shall not have the right to inspect any books or accounts or documents of the Company, unless such right has been expressly granted to him by the Law, or if he has been permitted to do so by the Board of Directors or by the shareholders based on a Resolution adopted at a General Meeting.

122.	The Board of Directors shall from time to time arrange and submit to the General Meeting a balance sheet and statement of income of the Company.

A copy of the balance sheet and the statement of income shall be delivered to the shareholders registered in the Register in the manner prescribed in regard to the giving of notices, at least seven days prior to the meeting.

The provisions of this Article shall not make it obligatory to send a copy of the aforesaid documents to a shareholder whose address is unknown to the Company, or to more than one joint holder of a share. Any shareholder to whom a copy of the aforesaid documents is not sent, and also a person who produces to the Company a certificate from a bank to the effect that shares of the Company are held for him at such bank, shall be entitled to request to receive copies of such documents at the Office of the Company.

123.	At least once each year the accounts of the Company and the correctness of the statement of income and the balance sheet shall be audited and confirmed by an independent auditor or auditors.

124.	The Company shall, in an annual General Meeting, appoint an independent auditor or auditors who shall hold such position until the next annual General Meeting, and their appointment, remuneration and rights and duties shall be subject to the provisions of the Law, provided, however, that in exercising its authority to fix the remuneration of the Auditor(s), the shareholders in an annual General Meeting may, by a Resolution, act (and in the absence of any action in connection therewith shall be deemed to have so acted) to authorize the Board of Directors to fix such remuneration subject to such criteria or standards, if any, as may be provided in such Resolution, and if no such criteria or standards are so provided, such remuneration shall be fixed in an amount commensurate with both the volume and nature of the services rendered by the Auditor(s). By an act appointing such Auditors, the Company may appoint the auditor(s) to serve for a period of up to the end of completion of the audit of the yearly financial statements for the three (3) year period then ended.

125.	The Auditors shall be entitled to receive notices of every General Meeting of the Company and to attend such meetings and to express their opinions on all matters pertaining to their function as the Auditors of the Company.

126.	Subject to the provisions of the Law and the U.S. Rules, any act carried out by the Auditors of the Company shall be valid as against any person doing business in good faith with the Company, notwithstanding any defect in the appointment or qualification of the Auditors.

127.	For as long as the Company is a Public Company, as defined in the Law, it shall appoint an internal auditor possessing the authorities set forth in the Law. The internal auditor of the Company shall present all of its proposed work plans to the Audit Committee of Directors, which shall have the authority to approve them, subject to any modifications in its discretion.

NOTICES

128.

128.1.	The Company may serve any written notice or other document on a shareholder by way of delivery by hand, by facsimile transmission or by dispatch by prepaid registered mail to his address as recorded in the Register, or if there is no such recorded address, to the address given by him, her or it to the Company for the sending of notices.

128.2.	Any shareholder may serve any written notice or other document on the Company by way of delivery by hand at the Office, by facsimile transmission to the Company or by dispatch by prepaid registered mail to the Company at the Office.

128.3.	Any notice or document which is delivered or sent to a shareholder in accordance with these Articles shall be deemed to have been duly delivered and sent in respect of the shares held by him (whether in respect of shares held by him alone or jointly with others), notwithstanding the fact that such shareholder has died or been declared bankrupt at such time (whether or not the Company knew of his death or bankruptcy), and shall be deemed to be sufficient delivery or dispatch to heirs, trustees, administrators or transferees and any other persons (if any) who have a right in the shares.

128.4.	Any such notice or other document shall be deemed to have been served:

128.4.1.	in the case of mailing, 48 hours after it has been posted, or when actually received by the addressee if sooner than 48 hours after it has been posted;

128.4.2.	in the case of overnight air courier, on the next day following the day sent, with receipt confirmed by the courier, or when actually received by the addressee if sooner;

128.4.3.	in the case of personal delivery, when actually tendered in person to such shareholder;

128.4.4.	in the case of facsimile or other electronic transmission (including email), the next day following the date on which the sender receives automatic electronic confirmation by the recipient’s facsimile machine or computer or other device that such notice was received by the addressee; or

128.4.5.	in the case a notice is, in fact, received by the addressee, when received, notwithstanding that it was defectively addressed or failed, in some other respect, to comply with the provisions of this Article 128.

129.	Any shareholder whose address is not described in the Register, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company. In the case of joint holders of a share, the Company shall be entitled to deliver a notice by dispatch to the joint holder whose name stands first in the Register in respect of such share.

130.	Notwithstanding anything to the contrary contained herein, notice by the Company of a General Meeting, containing the information required by applicable law and these Articles to be set forth therein, that is published, within the time otherwise required for giving notice of such meeting, in a press release via an international wire service and furnished in a Report of Foreign Private Issuer on Form 6-K or 8-K (or an equivalent form subsequently adopted by the SEC) to the SEC shall be deemed to be notice of such meeting duly given, for the purposes of these Articles, to any Shareholder whose address as registered in the Register of Shareholders (or as designated in writing for the receipt of notices and other documents) is located either inside or outside the State of Israel, if the Company’s shares are then listed for trading on a national securities exchange in the United States or quoted in an over-the-counter market in the United States.

131.	Whenever it is necessary to give notice of a particular number of days or a notice for another period, the day of delivery shall be counted in the number of calendar days or the period, unless otherwise specified.

INSURANCE, INDEMNITY AND EXCULPATION

132.	Subject to the provisions of the Law, the Company shall be entitled to enter into a contract to insure all or part of the liability of an Office Holder of the Company, imposed on him in consequence of an act which he has performed by virtue of being an Office Holder, in respect of any of the following:

132.1.	The breach of a duty of care to the Company or to any other Person;

132.2.	The breach of a fiduciary duty to the Company, provided that the Office Holder acted in good faith and had reasonable grounds for believing that the action would not adversely affect the best interests of the Company;

132.3.	A pecuniary liability imposed on him in favor of any other person in respect of an act done in his capacity as an Office Holder.

133.	Subject to the provisions of the Law, the Company shall be entitled to indemnify an Office Holder of the Company, to the fullest extent permitted by the Law. Subject to the provisions of the Law, including the receipt of all approvals as required therein or under any applicable law, the Company may resolve retroactively to indemnify an Office Holder with respect to the following liabilities and expenses, provided, in each of the below cases, that such liabilities or expenses were incurred by such Office Holder in such Office Holder’s capacity as an Office Holder of the Company:

133.1.	a monetary liability imposed on him in favor of a third party in any judgment, including any settlement confirmed as judgment and an arbitrator’s award which has been confirmed by the court, in respect of an act performed by the Office Holder by virtue of the Office Holder being an Office Holder of the Company; provided, however, that: (a) any indemnification undertaking with respect to the foregoing shall be limited (i) to events which, in the opinion of the Board of Directors, are foreseeable in light of the Company’s actual operations at the time of the granting of the indemnification undertaking and (ii) to an amount or by criteria determined by the Board of Directors to be reasonable in the given circumstances; and (b) the events that in the opinion of the Board of Directors are foreseeable in light of the Company’s actual operations at the time of the granting of the indemnification undertaking are listed in the indemnification undertaking together with the amount or criteria determined by the Board of Directors to be reasonable in the given circumstances;

133.2.	reasonable litigation expenses, including legal fees, paid for by the Office Holder, in an investigation or proceeding conducted against such Office Holder by an agency authorized to conduct such investigation or proceeding, and which investigation or proceeding: (i) concluded without the filing of an indictment against such Office Holder and without there having been a monetary liability imposed against such Office Holder in lieu of a criminal proceeding; (ii) concluded without the filing of an indictment against such Office Holder but with there having been a monetary liability imposed against such Office Holder in lieu of a criminal proceeding for an offense that does not require proof of criminal intent; or (iii) involves financial sanction; and

133.3.	reasonable litigation expenses, including legal fees, paid for by the Office Holder, or which the Office Holder is obligated to pay under a court order, in a proceeding brought against the Office Holder by the Company, or on its behalf, or by a third party, or in a criminal proceeding in which the Office Holder is found innocent, or in a criminal proceeding in which the Office Holder was convicted of an offense that does not require proof of criminal intent.

133.4.	For purposes of Article 133.2 above:

133.4.1.	the “conclusion of a proceeding without the filing of an indictment” regarding a matter in which a criminal proceeding was initiated, means the closing of a file pursuant to Section 62 of the Israeli Criminal Procedure Law [Consolidated Version], 5742-1982 (the “Criminal Procedure Law”) or a stay of process by Israel’s Attorney General pursuant to Section 231 of the Criminal Procedure Law; and

133.4.2.	a “monetary liability imposed…in lieu of a criminal proceeding” means a monetary obligation imposed by law as an alternative to a criminal proceeding, including, without limitation, an administrative fine pursuant to the Israeli Administrative Offenses Law, 5746-1982, a fine for committing an offense categorized as a finable offense pursuant to the provisions of the Criminal Procedure Law, or a penalty.

133.5.	The Company may undertake to indemnify an Office Holder as aforesaid: (i) prospectively, provided that the undertaking is limited to categories of events which in the opinion of the Board of Directors can be foreseen when the undertaking to indemnify is given, and to an amount set by the Board of Directors as reasonable under the circumstances, and (ii) retroactively.

134.	Subject to the provisions of the Companies Law including the receipt of all approvals as required therein or under any applicable law, the Company may, to the maximum extent permitted by law, exempt and release, in advance, any Office Holder from any liability for damages arising out of a breach of a duty of care towards the Company.

135.

135.1.	Any amendment to the Companies Law adversely affecting the right of any Office Holder to be indemnified or insured pursuant to Articles 132 to 134 and any amendments to Articles 132 to 134 shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure an Office Holder for any act or omission occurring prior to such amendment, unless otherwise provided by applicable law.

135.2.	The provisions of Articles 132 to 134 are not intended, and shall not be interpreted so as to restrict the Company, in any manner, in respect of the procurement of insurance and/or in respect of indemnification and/or exculpation, in favor of any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder; and/or any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law.

WINDING-UP AND REORGANIZATION

136.	Should the Company be wound up and the assets of the Company made available for distribution among shareholders be insufficient to repay all of the Company’s paid-up capital, such assets shall be divided in a manner whereby the losses shall, as far as possible, be borne by the shareholders pro rata to the nominal value of the paid-up capital on the shares held by each of them, and, if at the time of the winding-up, the property of the Company available for distribution among the shareholders should exceed the amount sufficient for the repayment of the full nominal value of the paid-up capital at the time of commencement of the winding-up, the surplus shall be distributed to the shareholders pro rata to the paid-up capital held by each of them. In furtherance of the foregoing, the holders of Ordinary Shares shall be entitled to share equally, on a per share basis, all assets of the Company of whatever kind available for distribution to the holders of Ordinary Shares upon such winding up.

137.	Upon the sale of the Company’s assets, the directors may, or in the case of a liquidation, the liquidators may, if authorized to do so by a Resolution of the Company, accept fully or partly paid-up shares, or securities of another company, Israeli or non-Israeli, whether in existence at such time or about to be formed, in order to purchase the property of the Company, or part thereof, and to the extent permitted under the Law, the directors may (or in the case of a liquidation, the liquidators may) distribute the aforesaid shares or securities or any other property of the Company among the shareholders without realizing the same, or may deposit the same in the hands of trustees for the shareholders, and the General Meeting by a Resolution may decide, subject to the provisions of the Law, on the distribution or allotment of cash, shares or other securities, or the property of the Company and on the valuation of the aforesaid securities or property at such price and in such manner as the shareholders at such General Meeting shall decide, and all of the shareholders shall be obliged to accept any valuation or distribution determined as aforesaid and to waive their rights in this regard, except, in a case in which the Company is about to be wound-up and is in the process of liquidation, for those legal rights (if any) which, according to the provisions of the Law, may not be changed or modified.

TRANSACTIONS WITH OFFICE HOLDERS

138.	Subject to the Companies Law and these Articles, a transaction between the Company and an Office Holder, and a transaction between the Company and another entity in which an Office Holder of the Company has a personal interest, in each case, which is not an Extraordinary Transaction (as defined by the Companies Law), shall require only approval by the Board or a Committee. Such authorization, as well as the actual approval, may be for a particular transaction or more generally for specific type of transactions under a related party transactions policy approved by the Board or the applicable Committee.

Exhibit B to Agreement and Plan of Merger

Charter for Duties and Responsibilities of Chairperson and Lead Independent Director

Chairperson of the Board of Directors

The Board of Directors will generally annually elect one of its members to serve as the chairperson of the Board of Directors of the Company, provided however that the chairperson named by [Ironman] in the Agreement and Plan of Merger among the Company, its merger subsidiary and [Ironman], dated May 25, 2023 (the "Merger Agreement"), shall serve as the initial chairperson commencing with the closing of thereof (the "Closing"). The chairperson is generally expected to serve for more than one year. Until the second anniversary of the Closing, the chairperson may be removed or replaced at any time with or without cause by at least a 2/3 majority vote of the Board of Directors (excluding the chairperson), as further specified in the Company's Articles of Association; after the second anniversary of the Closing, the chairperson may be removed or replaced at any time with or without cause by a simple majority vote of the Board of Directors.

The specific duties and responsibilities of the chairperson shall be pursuant to the Israeli Companies Law, as more specifically set forth in the Company's Articles of Association, as amended from time to time and as set forth below. For the sake of clarity, the chairperson shall not have a casting vote.

Without derogating from the generality of the foregoing, the duties and responsibilities of the Chairperson shall include the following:

Approve Board Information, Agendas and Schedules

●	Determine all information sent to the Board of Directors, including the quality, quantity, appropriateness and timeliness of such information.

●	Set meeting agendas for the Board of Directors.

●	Set the frequency of Board of Directors meetings and meeting schedules, assuring there is sufficient time for discussion of all agenda items.

Recommend Director Candidates

●	Interview all Director candidates and make recommendations to the Nominating and Corporate Governance Committee.

Shareholder Communication

●	Be available, when appropriate, for consultation and direct communication with shareholders.

Retain Advisors and Consultants

●	Has the authority to retain outside advisors and consultants who report directly to the Board of Directors on Board-wide issues.

Advisors

●	To the extent requested by the Chairperson and where appropriate, the Company’s counsel shall provide advice and counsel to the Chairperson in fulfilling the Chairperson's duties.

Charter Review

●	After the initial two-year term referred to above, the Chairperson shall review this Charter and recommend to the Board of Directors for approval any modifications or changes, on an annual basis.

Lead Independent Director

The Board of Directors will generally annually elect an independent director to serve in a lead capacity. The Lead Independent Director is generally expected to serve for more than one year.

For purposes of this Charter, “independent” means meeting the requirements for independent directors under the Nasdaq Stock Market Listing Rule 5605(a)(2) and Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

The Lead Independent Director coordinates the activities of the other independent Directors and performs such other duties and responsibilities as the Board of Directors may determine.

The specific duties and responsibilities of the Lead Independent Director are as follows:

Executive Sessions

●	Preside at all meetings of the Board of Directors at which the Chairperson is not present, including executive sessions of the independent Directors.

Call Meetings of Independent Directors

●	Has the authority to call meetings of the independent Directors.

Chairperson Liaison

●	If and as needed, serve as the principal liaison between the Chairperson and the independent Directors.

Approve Board Information, Agendas and Schedules

Exercise approval authority over:

●	All information sent to the Board of Directors, including the quality, quantity, appropriateness and timeliness of such information.

●	Meeting agendas for the Board of Directors.

●	The frequency of Board of Directors meetings and meeting schedules, assuring there is sufficient time for discussion of all agenda items.

Recommend Committee Membership and Chair

●	Recommend to the Nominating and Corporate Governance Committee and to the Chairperson, selection for the membership and chairperson position for each Board committee, subject to any qualification requirements set forth in any applicable law (including the Israeli Companies Law).

Recommend Director Candidates

●	Interview all Director candidates and make recommendations to the Nominating and Corporate Governance Committee, subject to any qualification requirements set forth in any applicable law (including the Israeli Companies Law).

Shareholder Communication

●	Be available, when appropriate, for consultation and direct communication with shareholders.

Retain Advisors and Consultants

●	Has the authority to retain outside advisors and consultants who report directly to the Board of Directors on Board-wide issues.

Advisors

●	To the extent requested by the Lead Independent Director and where appropriate, the Company’s counsel shall provide advice and counsel to the Lead Independent Director in fulfilling the Lead Independent Director's duties.

Charter Review

●	After the initial two-year term referred to above, the Lead Independent Director, in consultation with the independent Directors, shall review this Charter and recommend to the Board of Directors for approval any modifications or changes, on an annual basis.

This Charter and the duties and responsibilities of the chairperson and the Lead Independent Director shall be subject to the Israeli Companies Law.

Exhibit C

Intended U.S. Tax Treatment Cooperation

In the event the SEC requests any tax opinion in connection with the Joint Proxy Statement and Registration Statement on the Form F-4, each of Ironman and Sun shall execute and deliver to Latham & Watkins LLP tax representation letters containing such customary representations and warranties as are requested by and shall be reasonably satisfactory in form and substance to such counsel and reasonably necessary or appropriate to enable such counsel to render any such opinion. With respect to any such SEC request, Ironman and Sun shall use commercially reasonable efforts to cause Latham & Watkins LLP to deliver any such requested opinion as may be determined by Latham & Watkins LLP to be responsive to such SEC request. Such opinion shall be based on the facts, representations, assumptions and exclusions set forth in such opinion, and in rendering such opinion, Latham & Watkins LLP shall be entitled to rely upon customary assumptions and the tax representation letters referred to in this Exhibit C. Notwithstanding the foregoing, or anything to the contrary in the Agreement, Latham & Watkins LLP shall not be required to provide any opinion regarding the application of Sections 367 and/or 7874 of Code to the transactions contemplated by the Agreement, or the qualification of such transactions under the foregoing Sections of the Code.

Ironman and Sun, respectively, shall use their respective commercially reasonable efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any commercially reasonable action which inaction would cause to be untrue) any of the representations included in the tax representation letters described in this Exhibit C.

Notwithstanding anything to the contrary in the Agreement, to the extent of any conflict between Section 6.2(b) of the Agreement and either Section 6.15 of the Agreement or this Exhibit C, Section 6.15 of the Agreement or this Exhibit C (as applicable) shall control.

Exhibit D

Desktop Metal, Inc.

and

Continental Stock Transfer & Trust Company

as Rights Agent

Rights Agreement

Dated as of May [●], 2023

RIGHTS AGREEMENT

Rights Agreement, dated as of May [●], 2023 (this “Agreement”), between Desktop Metal, Inc., a Delaware corporation (the “Company”), and Continental Stock Transfer & Trust Company, as Rights Agent (the “Rights Agent”).

RECITALS

WHEREAS, the Company entered into that certain Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”) by and among the Company, Stratasys Ltd., an Israeli company (“Sun”), and Tetris Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Sun (“Merger Sub”) pursuant to which the Company and Sun will combine the businesses of the Company and Sun;

WHEREAS, in connection with the execution of the Merger Agreement and in accordance with the terms of the Merger Agreement, the Board of Directors (the “Board”) of the Company deems it is advisable and in the best interests of the Company and its stockholders to adopt this Agreement; and

WHEREAS, on May [●], 2023, the Board adopted this Agreement, and has authorized and declared a dividend of one preferred stock purchase right (a “Right”) for each share of Common Stock (as defined in Section 1.6) of the Company outstanding at the close of business on June 9, 2023 (the “Record Date”) and has authorized and directed the issuance of one Right (subject to adjustment as provided herein) with respect to each share of Common Stock that shall become outstanding between the Record Date and the earliest of the Distribution Date and the Expiration Date (as such terms are defined in Sections 3.1 and 7.1, respectively), each Right initially representing the right to purchase one one-thousandth (subject to adjustment) of a share of Series A Junior Participating Preferred Stock, par value $0.0001 per share (the “Series A Preferred”), of the Company having the rights, powers and preferences set forth in the form of Certificate of Designations of Series A Junior Participating Preferred Stock attached hereto as Exhibit A (as amended from time to time), upon the terms and subject to the conditions hereinafter set forth; provided, however, that Rights may be issued with respect to Common Stock that shall become outstanding after the Distribution Date and prior to the Expiration Date in accordance with Section 22.

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

Section 1. Certain Definitions. For purposes of this Agreement, the following terms have the meanings indicated:

1.1. “Acquiring Person” shall mean any Person who or which, together with all Related Persons of such Person, shall be the Beneficial Owner of 15% or more of the Common Stock then outstanding, but shall not include (i) an Exempt Person or (ii) any Existing Holder, unless and until such time as such Existing Holder shall, after the first public announcement of this Agreement, (x) become the Beneficial Owner of one or more additional shares of Common Stock (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Stock in Common Stock or pursuant to a split or subdivision of the outstanding Common Stock), unless upon acquiring such Beneficial Ownership, such Existing Holder does not Beneficially Own 15% or more of the Common Stock then outstanding or (y) become the Beneficial Owner of any share of Common Stock pursuant to clauses 1.3.1 through 1.3.4 of the definition of Beneficial Ownership below that such Person Beneficially Owned as of the first public announcement of this Agreement pursuant to clause 1.3.5 of the definition of Beneficial Ownership below, unless (a) such Beneficial Ownership is acquired pursuant to the express terms of a written agreement as it existed at the time of the first public announcement of this Agreement or (b) upon acquiring such Beneficial Ownership, such Existing Holder does not Beneficially Own pursuant to clauses 1.3.1 through 1.3.4 of the definition of Beneficially Ownership 15% or more of the Common Stock then outstanding. Notwithstanding the foregoing, no Person shall become an “Acquiring Person” as the result of an acquisition of Common Stock by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares Beneficially Owned by such Person to 15% or more of the Common Stock then outstanding; provided, however, that if a Person shall become the Beneficial Owner of 15% or more of the Common Stock then outstanding solely by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of one or more additional shares of Common Stock (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Stock in Common Stock or pursuant to a split or subdivision of the outstanding Common Stock), then such Person shall be deemed to be an “Acquiring Person” unless, upon becoming the Beneficial Owner of such additional Common Stock, such Person does not Beneficially Own 15% or more of the Common Stock then outstanding. Notwithstanding the foregoing, if the Board determines in good faith that a Person who would otherwise be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this Section 1.1, has become such inadvertently (including, without limitation, because (A) such Person was unaware that it Beneficially Owned a percentage of Common Stock that would otherwise cause such Person to be an “Acquiring Person” or (B) such Person was aware of the extent of its Beneficial Ownership of Common Stock but had no actual knowledge of the consequences of such Beneficial Ownership under this Agreement) and had no intention of changing or influencing control of the Company, then such Person shall not be deemed to be or have become an “Acquiring Person” at any time for any purposes of this Agreement unless and until such Person shall have failed to divest as promptly as practicable (as determined, in good faith, by the Board) a sufficient number of shares of Common Stock so that such Person would no longer be an Acquiring Person, as defined pursuant to the foregoing provisions of this Section 1.1. For all purposes of this Agreement, any calculation of the number of shares of Common Stock outstanding at any particular time, including for purposes of determining the particular percentage of such outstanding Common Stock of which any Person is the Beneficial Owner, shall include the number of shares of Common Stock not outstanding at the time of such calculation that such Person is otherwise deemed to Beneficially Own for purposes of this Agreement. The number of shares of Common Stock not outstanding that such Person is otherwise deemed to Beneficially Own for purposes of this Agreement shall be deemed to be outstanding for the purpose of computing the percentage of the outstanding number of shares of Common Stock owned by such Person but shall not be deemed to be outstanding for the purpose of computing the percentage of outstanding Common Stock owned by any other Person. Notwithstanding anything in this Agreement to the contrary, none of Sun, Merger Sub or any of their respective Affiliates or Associates (collectively, the “Sun Group”) shall be deemed to be an Acquiring Person, either individually or collectively, by virtue of or as a result of (i) the approval, adoption, execution, delivery and, if applicable, any amendment, of the Merger Agreement or the voting agreements contemplated thereby, (ii) the acquisition or the right to acquire beneficial ownership of the Common Stock as a result of the execution and entry of the Merger Agreement by the parties thereto, (iii) the execution of and entry into the voting agreements contemplated by the Merger Agreement by the respective parties thereto, or (iv) the public announcement and consummation of the Merger or any of the other transactions contemplated by the Merger Agreement or the voting agreements contemplated thereby (the “Permitted Events”).

1.2. “Affiliate” and “Associate” shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as in effect on the date of this Agreement.

1.3. A Person shall be deemed the “Beneficial Owner” of and shall be deemed to “Beneficially Own” or have “Beneficial Ownership” of any securities:

1.3.1. which such Person or any of such Person’s Related Persons, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (A) voting power, which includes the power to vote, or to direct the voting of, such security (except that a Person shall not be deemed to be the Beneficial Owner of any security under this clause (A) if such voting power arises solely from a revocable proxy or consent given to such Person in response to a public proxy or consent solicitation made pursuant to, and in accordance with, Section 14(a) of the Exchange Act by means of a solicitation statement filed on Schedule 14A), and/or (B) investment power, which includes the power to dispose, or to direct the disposition of, such security;

1.3.2. which such Person or any of such Person’s Related Persons, directly or indirectly, has the Right to Acquire; provided, however, that a Person shall not be deemed the Beneficial Owner of, or to Beneficially Own, (x) securities tendered pursuant to a tender or exchange offer made by or on behalf of such Person or any of such Person’s Related Persons, until such tendered securities are accepted for purchase or exchange, (y) securities which such Person or any of such Person’s Related Persons, has a Right to Acquire upon the exercise of Rights at any time prior to the time that any Person becomes an Acquiring Person, or (z) securities issuable upon the exercise of Rights from and after the time that any Person becomes an Acquiring Person if such Rights were acquired by such Person or any of such Person’s Related Persons prior to the Distribution Date or pursuant to Section 3.1 or Section 22 (“Original Rights”) or pursuant to Section 11.9 or Section 11.15 with respect to an adjustment to Original Rights;

1.3.3. which are Beneficially Owned, directly or indirectly, by any other Person (or any Affiliate or Associate thereof) with whom such Person or any of such Person’s Related Persons, has an agreement, arrangement or understanding to act together for the purpose of acquiring, holding, voting or disposing of any securities of the Company (except that a Person shall not be deemed to be the Beneficial Owner of any security under this Section 1.3.3 if such voting power arises solely from a revocable proxy or consent given to such Person in response to a public proxy or consent solicitation made pursuant to, and in accordance with, Section 14(a) of the Exchange Act by means of a solicitation statement filed on Schedule 14A); or

1.3.4. which such Person would otherwise be deemed to be the beneficial owner pursuant to Rule 13d-3 or 13d-5 under the Exchange Act.

No Person shall be deemed to be the “Beneficial Owner” of, to have “Beneficial Ownership” of or to “Beneficially Own” any securities which such Person or any of such Person’s Related Persons would otherwise be deemed to “Beneficially Own” pursuant to this Section 1.3 solely as a result of any merger or other acquisition agreement between the Company and such Person (or one or more of such Person’s Related Persons) or the consummation of any transactions contemplated thereby, or any tender, voting or support agreement entered into by such Person (or one or more of such Person’s Related Persons) in connection therewith or the consummation of any transactions contemplated thereby, if, prior to such Person becoming an Acquiring Person, the Board has approved such merger or other acquisition agreement, or such tender, voting or support agreement.

No Person who is an officer, director or employee of an Exempt Person shall be deemed, solely by reason of such Person’s status or authority as such, to be the “Beneficial Owner” of, to have “Beneficial Ownership” of or to “Beneficially Own” any securities that are “Beneficially Owned” (as defined in this Section 1.3), including, without limitation, in a fiduciary capacity, by an Exempt Person or by any other such officer, director or employee of an Exempt Person.

Notwithstanding anything in this Section 1.3 or this Agreement to the contrary, Sun and Merger Sub, either individually or together, shall not be, and shall not be deemed to be, a ‘Beneficial Owner’ of, or to ‘Beneficially Own,’ any securities solely by virtue of, or as a result of, any Permitted Event.

1.4. “Business Day” shall mean any day other than a Saturday, Sunday, or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

1.5. “close of business” on any given date shall mean 5:00 p.m., New York time, on such date; provided, however, that if such date is not a Business Day it shall mean 5:00 p.m., New York time, on the next succeeding Business Day.

1.6. “Common Stock” when used with reference to the Company shall mean the Class A Common Stock, par value $0.0001 per share, of the Company. “Common Stock” when used with reference to any Person other than the Company shall mean the capital stock with the greatest voting power, or the equity securities or other equity interest having power to control or direct the management of, such other Person or, if such Person is a Subsidiary of another Person, the Person or Persons which ultimately control such first-mentioned Person, and which has issued and outstanding such capital stock, equity securities or equity interest.

1.7. “Effective Time” has the meaning ascribed to such term in the Merger Agreement.

1.8. “Exempt Person” shall mean the Company, any Subsidiary of the Company, in each case including, without limitation, the officers and members of the board of directors thereof acting in their fiduciary capacities, or any employee benefit plan of the Company or of any Subsidiary of the Company or any entity or trustee holding (or acting in a fiduciary capacity in respect of) shares of capital stock of the Company for or pursuant to the terms of any such plan, or for the purpose of funding other employee benefits for employees of the Company or any Subsidiary of the Company.

1.9. “Existing Holder” shall mean any Person who, immediately prior to the first public announcement of the adoption of this Agreement, is the Beneficial Owner of 15% or more of the Common Stock then outstanding, together with any Affiliates and Associates of such Person.

1.10. “Merger” has the meaning ascribed to such term in the Merger Agreement.

1.11. “Person” shall mean any individual, partnership, joint venture, limited liability company, firm, corporation, unincorporated association or organization, trust or other entity, and shall include any successor (by merger or otherwise) of any such Person.

1.12. “Related Person” shall mean, as to any Person, any Affiliates or Associates of such Person.

1.13. “Right to Acquire” shall mean a legal, equitable or contractual right to acquire (whether directly or indirectly and whether exercisable immediately, or only after the passage of time, compliance with regulatory requirements, fulfillment of a condition or otherwise), pursuant to any agreement, arrangement or understanding, whether or not in writing (excluding customary agreements entered into in good faith with and between an underwriter and selling group members in connection with a firm commitment underwriting registered under the Securities Act of 1933, as amended (the “Securities Act”)), or upon the exercise of any option, warrant or right, through conversion of a security, pursuant to the power to revoke a trust, discretionary account or similar arrangement, pursuant to the power to terminate a repurchase or similar so- called “stock borrowing” agreement or arrangement, or pursuant to the automatic termination of a trust, discretionary account or similar arrangement.

1.14. “Stock Acquisition Date” shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, the filing of a report pursuant to Section 13(d) of the Exchange Act or pursuant to a comparable successor statute) by the Company or an Acquiring Person that an Acquiring Person has become such or that discloses information which reveals the existence of an Acquiring Person or such earlier date as a majority of the Board shall become aware of the existence of an Acquiring Person.

1.15. “Subsidiary” of any Person shall mean any partnership, joint venture, limited liability company, firm, corporation, unincorporated association, trust or other entity of which a majority of the voting power of the voting equity securities or equity interests is owned, of record or beneficially, directly or indirectly, by such Person.

1.16. A “Trigger Event” shall be deemed to have occurred upon any Person becoming an Acquiring Person.

1.17. The following terms shall have the meanings defined for such terms in the Sections set forth below:

Term	Section
Adjustment Shares	11.1.2
Agreement	Preamble
Board	Recitals
Book Entry Shares	3.1
common stock equivalent	11.1.3
Company	Preamble
current per share market price	11.4.1
Current Value	11.1.3
Distribution Date	3.1
equivalent preferred stock	11.2
Exchange Act	1.2
Exchange Consideration	27.1
Expiration Date	7.1
Final Expiration Date	7.1
Merger Agreement	Recitals
Merger Sub	Recitals
NYSE	9
Original Rights	1.3.2
Permitted Events	1.1
Principal Party	13.2
Purchase Price	4
Record Date	Recitals
Redemption Date	7.1
Redemption Price	23.1
Right	Recitals
Right Certificate	3.1
Rights Agent	Preamble
Securities Act	1.12
Security	11.4.1
Series A Preferred	Recitals
Spread	11.1.3
Substitution Period	11.1.3
Summary of Rights	3.2
Sun	Recitals
Trading Day	11.4.1
Trust	27.1
Trust Agreement	27.1

Section 2. Appointment of Rights Agent. The Company hereby appoints the Rights Agent to act as rights agent for the Company and the holders of the Rights (who, in accordance with Section 3, shall prior to the Distribution Date also be the holders of the Common Stock) in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Company may from time to time appoint such co-Rights Agents as it may deem necessary or desirable. In the event the Company appoints one or more co-Rights Agents, the respective duties of the Rights Agent and any co-Rights Agent shall be as the Company shall determine. Contemporaneously with such appointment, if any, the Company shall notify the Rights Agent thereof.

Section 3. Issuance of Right Certificates.

3.1. Rights Evidenced by Stock Certificates. Until the earlier of (i) the close of business on the tenth (10th) Business Day after the Stock Acquisition Date or (ii) the close of business on the tenth (10th) Business Day after the date of the commencement of, or first public announcement of the intent of any Person (other than an Exempt Person) to commence, a tender or exchange offer the consummation of which would result in any Person becoming an Acquiring Person (the earlier of (i) and (ii) being herein referred to as the “Distribution Date”), (x) the Rights (unless earlier expired, redeemed or terminated) will be evidenced (subject to the provisions of Section 3.2) by the certificates representing the Common Stock registered in the names of the holders thereof or, in the case of uncertificated shares of Common Stock registered in book entry form (“Book Entry Shares”), by notation in book entry (which certificates for Common Stock and Book Entry Shares shall also be deemed to be Right Certificates) and not by separate certificates, and (y) the Rights (and the right to receive certificates therefor) will be transferable only in connection with the transfer of the underlying Common Stock. The preceding sentence notwithstanding, prior to the occurrence of a Distribution Date specified as a result of an event described in clause (ii) (or such later Distribution Date as the Board may select pursuant to this sentence), the Board may postpone, one or more times, the Distribution Date which would occur as a result of an event described in clause (ii) beyond the date set forth in such clause (ii). As soon as practicable after the Distribution Date, the Company will prepare and execute, the Rights Agent will countersign and the Company (or, if requested, the Rights Agent) will send, by first-class, postage-prepaid mail, to each record holder of Common Stock as of the close of business on the Distribution Date (other than any Acquiring Person or any Related Person of an Acquiring Person), at the address of such holder shown on the records of the Company or the transfer agent or registrar for the Common Stock, one or more certificates for Rights, in substantially the form of Exhibit B hereto (a “Right Certificate”), evidencing one Right (subject to adjustment as provided herein) for each share of Common Stock so held. As of and after the Distribution Date, the Rights will be evidenced solely by such Right Certificates.

3.2. Summary of Rights. On the Record Date or as soon as practicable thereafter, the Company will send or cause to be sent a copy of a Summary of Rights to Purchase Series A Preferred, in substantially the form attached hereto as Exhibit C (the “Summary of Rights”), by first-class, postage-prepaid mail, to each record holder of Common Stock as of the close of business on the Record Date (other than any Acquiring Person or any Related Person of any Acquiring Person) at the address of such holder shown on the records of the Company or the transfer agent or registrar for the Common Stock. Any failure to send a copy of the Summary of Rights shall not invalidate the Rights or affect their transfer with the Common Stock. With respect to certificates representing Common Stock and Book Entry Shares outstanding as of the close of business on the Record Date, until the Distribution Date (or the earlier Expiration Date), the Rights will be evidenced by such certificates for Common Stock registered in the names of the holders thereof or Book Entry Shares, as applicable, together with a copy of the Summary of Rights and the registered holders of the Common Stock shall also be registered holders of the associated Rights. Until the Distribution Date (or the earlier Expiration Date), the surrender for transfer of any certificate for Common Stock or Book Entry Shares outstanding at the close of business on the Record Date, with or without a copy of the Summary of Rights, shall also constitute the transfer of the Rights associated with the Common Stock represented thereby and the Book Entry Shares, as applicable.

3.3. New Certificates and Uncertificated Shares After Record Date. Certificates for Common Stock that become outstanding (whether upon issuance out of authorized but unissued Common Stock, disposition out of treasury or transfer or exchange of outstanding Common Stock or otherwise) after the Record Date but prior to the earliest of the Distribution Date or the Expiration Date, or in certain circumstances provided in Section 22 hereof, after the Distribution Date, shall have impressed, printed, stamped, written or otherwise affixed onto them a legend in substantially the following form:

This certificate also evidences and entitles the holder hereof to certain rights as set forth in a Rights Agreement between Desktop Metal, Inc. (the “Company”) and Continental Stock Transfer & Trust Company, as Rights Agent, dated as of May [●], 2023, as the same may be amended from time to time (the “Agreement”), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive offices of the Company. Under certain circumstances, as set forth in the Agreement, such Rights (as defined in the Agreement) will be evidenced by separate certificates and will no longer be evidenced by this certificate. The Company will mail to the holder of this certificate a copy of the Agreement without charge after receipt of a written request therefor. As described in the Agreement, Rights which are owned by, transferred to or have been owned by Acquiring Persons (as defined in the Agreement) or any Related Person (as defined in the Agreement) of any Acquiring Person shall become null and void and will no longer be transferable.

With respect to any Book Entry Shares, such legend shall be included in a notice to the record holder of such shares in accordance with applicable law. Until the Distribution Date (or the earlier Expiration Date), the Rights associated with the Common Stock represented by such certificates and such Book Entry Shares shall be evidenced solely by such certificates or the Book Entry Shares alone, and the surrender for transfer of any such certificates or Book Entry Shares, except as otherwise provided herein, shall also constitute the transfer of the Rights associated with the Common Stock represented thereby. In the event that the Company purchases or otherwise acquires any Common Stock after the Record Date but prior to the Distribution Date, any Rights associated with such Common Stock shall be deemed canceled and retired so that the Company shall not be entitled to exercise any Rights associated with the Common Stock that are no longer outstanding.

Notwithstanding this Section 3.3, neither the omission of the legend required hereby, nor the failure to provide the notice thereof, shall affect the enforceability of any part of this Agreement or the rights of any holder of the Rights.

Section 4. Form of Right Certificates. The Right Certificates (and the forms of election to purchase shares and assignment, including the certifications therein, to be printed on the reverse thereof) shall each be substantially in the form set forth in Exhibit B hereto and may have such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any applicable law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange or trading system on which the Rights may from time to time be listed or quoted, or to conform to usage. Subject to the terms and conditions hereof, the Right Certificates, whenever issued, shall be dated as of the Record Date, and shall show the date of countersignature by the Rights Agent, and on their face shall entitle the holders thereof to purchase such number of one-thousandths of a share of Series A Preferred as shall be set forth therein at the price per one one-thousandth of a share of Series A Preferred set forth therein (the “Purchase Price”), but the number of such one- thousandths of a share of Series A Preferred and the Purchase Price shall be subject to adjustment as provided herein.

Section 5. Countersignature and Registration. The Right Certificates shall be executed on behalf of the Company by the Chief Executive Officer, the President, the Treasurer, the Secretary and any Vice President of the Company, either manually or by facsimile signature, and shall have affixed thereto the Company’s seal or a facsimile thereof which shall be attested by the Secretary or any Assistant Secretary of the Company or by such officers as the Board may designate, either manually or by facsimile signature. The Right Certificates shall be countersigned, either manually or by facsimile signature, by an authorized signatory of the Rights Agent, but it shall not be necessary for the same signatory to countersign all of the Right Certificates hereunder. No Right Certificate shall be valid for any purpose unless so countersigned. In case any officer of the Company who shall have signed any of the Right Certificates shall cease to be such officer of the Company before countersignature by the Rights Agent and issuance and delivery by the Company, such Right Certificates, nevertheless, may be countersigned by the Rights Agent, and issued and delivered by the Company with the same force and effect as though the Person who signed such Right Certificates had not ceased to be such officer of the Company; and any Right Certificate may be signed on behalf of the Company by any Person who, at the actual date of the execution of such Right Certificate, shall be a proper officer of the Company to sign such Right Certificate, although at the date of the execution of this Agreement any such Person was not such an officer.

Following the Distribution Date, the Rights Agent will keep or cause to be kept, at its principal office, books for registration and transfer of the Right Certificates issued hereunder. Such books shall show the names and addresses of the respective holders of the Right Certificates, the number of Rights evidenced on its face by each of the Right Certificates, the certificate number of each of the Right Certificates and the date of each of the Right Certificates.

Section 6. Transfer, Split Up, Combination and Exchange of Right Certificates; Mutilated, Destroyed, Lost or Stolen Right Certificates. Subject to the provisions of this Agreement, including but not limited to Section 11.1.2 and Section 14, at any time after the close of business on the Distribution Date, and at or prior to the close of business on the Expiration Date, any Right Certificate or Right Certificates (other than Right Certificates representing Rights that have become void pursuant to Section 11.1.2 or that have been exchanged pursuant to Section 27) may be transferred, split up, combined or exchanged for another Right Certificate or Right Certificates, entitling the registered holder to purchase a like number of one-thousandths of a share of Series A Preferred as the Right Certificate or Right Certificates surrendered then entitled such holder to purchase. Any registered holder desiring to transfer, split up, combine or exchange any Right Certificate shall make such request in writing delivered to the Rights Agent, and shall surrender, together with any required form of assignment and certificate duly executed and properly completed, the Right Certificate or Right Certificates to be transferred, split up or combined or exchanged at the office of the Rights Agent designated for such purpose. Neither the Rights Agent nor the Company shall be obligated to take any action whatsoever with respect to the transfer of any such surrendered Right Certificate or Right Certificates until the registered holder shall have properly completed and duly executed the certificate contained in the form of assignment on the reverse side of such Right Certificate or Right Certificates and shall have provided such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) thereof or any Related Person of such registered holder or such Beneficial Owner (or such former Beneficial Owner), in each case, as the Company shall reasonably request. Thereupon, the Rights Agent shall countersign and deliver to the Person entitled thereto a Right Certificate or Right Certificates, as the case may be, as so requested. The Company may require payment from the holders of Right Certificates of a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any transfer, split up or combination or exchange of such Right Certificates.

Subject to the provisions of Section 11.1.2, at any time after the Distribution Date and prior to the Expiration Date, upon receipt by the Company and the Rights Agent of evidence reasonably satisfactory to them of the loss, theft, destruction or mutilation of a Right Certificate, and, in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to them, and, at the Company’s request, reimbursement to the Company and the Rights Agent of all reasonable expenses incidental thereto, and upon surrender to the Rights Agent and cancellation of the Right Certificate if mutilated, the Company will make and deliver a new Right Certificate of like tenor to the Rights Agent for countersignature and delivery to the registered owner in lieu of the Right Certificate so lost, stolen, destroyed or mutilated.

Section 7. Exercise of Rights; Purchase Price; Expiration Date of Rights.

7.1. Exercise of Rights. Subject to Section 11.1.2 and except as otherwise provided herein, the registered holder of any Right Certificate may exercise the Rights evidenced thereby in whole or in part at any time after the Distribution Date upon surrender of the Right Certificate, with the form of election to purchase and certification on the reverse side thereof properly completed and duly executed, to the Rights Agent at the office of the Rights Agent designated for such purpose, together with payment of the aggregate Purchase Price for the total number of one-thousandths of a share of Series A Preferred (or other securities, cash or other assets) as to which the Rights are exercised, at or prior to the time (the “Expiration Date”) that is the earliest of (i) the close of business on July 24, 2024 (the “Final Expiration Date”), (ii) the time at which the Rights are redeemed as provided in Section 23 (the “Redemption Date”), (iii) the closing of any merger or other acquisition transaction involving the Company pursuant to an agreement of the type described in Section 13.3 at which time the Rights are deemed terminated, (iv) the time at which the Rights are exchanged as provided in Section 27, or (v) the time immediately prior to the Effective Time (but subject to the occurrence of the Effective Time).

7.2. Purchase. The Purchase Price for each one one-thousandth of a share of Series A Preferred pursuant to the exercise of a Right shall be initially $[EXERCISE PRICE], shall be subject to adjustment from time to time as provided in Sections 11, 13 and 26 and shall be payable in lawful money of the United States of America in accordance with Section 7.3.

7.3. Payment Procedures. Except as otherwise provided herein, upon receipt of a Right Certificate representing exercisable Rights, with the form of election to purchase and certification properly completed and duly executed, accompanied by payment of the aggregate Purchase Price for the total number of one-thousandths of a share of Series A Preferred to be purchased and an amount equal to any applicable tax or charge required to be paid by the holder of such Right Certificate in accordance with Section 9, in cash or by certified or cashier’s check or money order payable to the order of the Company, the Rights Agent shall thereupon promptly (i)(A) requisition from any transfer agent of the Series A Preferred (or make available, if the Rights Agent is the transfer agent) certificates for the number of shares of Series A Preferred to be purchased and the Company hereby irrevocably authorizes its transfer agent to comply with all such requests, or (B) if the Company shall have elected to deposit the total number of shares of Series A Preferred issuable upon exercise of the Rights hereunder with a depositary agent, requisition from such depositary agent depositary receipts representing interests in such number of one-thousandths of a share of Series A Preferred as are to be purchased (in which case certificates for the Series A Preferred represented by such receipts shall be deposited by the transfer agent with the depositary agent) and the Company hereby directs such depositary agent to comply with all such requests; (ii) when appropriate, requisition from the Company the amount of cash to be paid in lieu of the issuance of fractional shares in accordance with Section 14 or otherwise in accordance with Section 11.1.3; (iii) promptly after receipt of such certificates or depositary receipts, cause the same to be delivered to the registered holder of such Right Certificate, or upon the order of the registered holder of such Right Certificate, registered in such name or names as may be designated by such holder and (iv) when appropriate, after receipt, promptly deliver such cash to the registered holder of such Right Certificate, or upon the order of the registered holder of such Right Certificate, to such other Person as designated by such holder. In the event that the Company is obligated to issue other securities of the Company, pay cash and/or distribute other property pursuant to Section 11.1.3, the Company will make all arrangements necessary so that such other securities, cash and/or other property are available for distribution by the Rights Agent, if and when appropriate.

7.4. Partial Exercise. In case the registered holder of any Right Certificate shall exercise less than all the Rights evidenced thereby, a new Right Certificate evidencing Rights equivalent to the Rights remaining unexercised shall be issued by the Rights Agent and delivered to the registered holder of such Right Certificate or to his or her duly authorized assigns, subject to the provisions of Section 14.

7.5. Full Information Concerning Ownership. Notwithstanding anything in this Agreement to the contrary, neither the Rights Agent nor the Company shall be obligated to undertake any action with respect to a registered holder of Rights upon the occurrence of any purported transfer or exercise of Rights pursuant to Section 6 or as set forth in this Section 7 unless the certification contained in the form of election to purchase set forth on the reverse side of the Right Certificate surrendered for such exercise shall have been properly completed and duly executed by the registered holder thereof and the Company shall have been provided with such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) thereof or any Related Person of such registered holder or such Beneficial Owner (or such former Beneficial Owner), in each case, as the Company shall reasonably request.

Section 8. Cancellation and Destruction of Right Certificates. All Right Certificates surrendered for the purpose of exercise, transfer, split up, combination or exchange shall, if surrendered to the Company or to any of its agents, be delivered to the Rights Agent for cancellation or in canceled form, or, if surrendered to the Rights Agent, shall be canceled by it, and no Right Certificates shall be issued in lieu thereof except as expressly permitted by any of the provisions of this Agreement. The Company shall deliver to the Rights Agent for cancellation and retirement, and the Rights Agent shall so cancel and retire, any other Right Certificate purchased or acquired by the Company otherwise than upon the exercise thereof. Subject to applicable law and regulation, the Rights Agent shall maintain in a retrievable database electronic records or physical records of all cancelled or destroyed Rights Certificates which have been cancelled or destroyed by the Rights Agent. The Rights Agent shall maintain such electronic records or physical records for the time period required by applicable law and regulation. Upon written request of the Company (and at the expense of the Company), the Rights Agent shall provide to the Company or its designee copies of such electronic records or physical records relating to Rights Certificates cancelled or destroyed by the Rights Agent.

Section 9. Reservation and Availability of Capital Stock. The Company covenants and agrees that, from and after the Distribution Date, it will cause to be reserved and kept available out of its authorized and unissued Series A Preferred (and, following the occurrence of a Trigger Event, out of its authorized and unissued Common Stock or other securities or out of its shares held in its treasury) the number of shares of Series A Preferred (and, following the occurrence of a Trigger Event, Common Stock and/or other securities) that will be sufficient to permit the exercise in full of all outstanding Rights.

So long as the Series A Preferred (and, following the occurrence of a Trigger Event, Common Stock and/or other securities) issuable upon the exercise of Rights may be listed on the New York Stock Exchange (“NYSE”) or any other national securities exchange or traded in the over-the-counter market, the Company shall use its best efforts to cause, from and after such time as the Rights become exercisable, all shares reserved for such issuance to be listed or admitted to trading on the NYSE or such other exchange or market upon official notice of issuance upon such exercise.

The Company covenants and agrees that it will take all such action as may be necessary to ensure that all Series A Preferred (and, following the occurrence of a Trigger Event, Common Stock and/or other securities) delivered upon exercise of Rights shall, at the time of delivery of the certificates for such shares (subject to payment of the Purchase Price), be duly and validly authorized and issued and fully paid and nonassessable shares.

From and after such time as the Rights become exercisable, the Company shall use its best efforts, if then necessary, to permit the issuance of Series A Preferred upon the exercise of Rights, to register and qualify such Series A Preferred under the Securities Act and any applicable state securities or “Blue Sky” laws (to the extent exemptions therefrom are not available), cause such registration statement and qualifications to become effective as soon as possible after such filing and keep such registration and qualifications effective until the earlier of the date as of which the Rights are no longer exercisable for such securities and the Expiration Date. The Company may temporarily suspend, from time to time for a period of time not to exceed one hundred twenty (120) days in any particular instance, the exercisability of the Rights in order to prepare and file a registration statement under the Securities Act and permit it to become effective or in order to prepare and file any supplement or amendment to such registration statement that the Board determines to be necessary and appropriate under applicable law. Upon any such suspension, the Company shall issue a public announcement stating that the exercisability of the Rights has been temporarily suspended, as well as a public announcement at such time as the suspension is no longer in effect. Notwithstanding any provision of this Agreement to the contrary, the Rights shall not be exercisable in any jurisdiction unless the requisite qualification or exemption in such jurisdiction shall have been obtained and until a registration statement under the Securities Act (if required) shall have been declared effective.

The Company further covenants and agrees that it will pay when due and payable any and all taxes and charges which may be payable in respect of the issuance or delivery of the Right Certificates or of any Series A Preferred (or Common Stock and/or other securities, as the case may be) upon the exercise of Rights. The Company shall not, however, be required to pay any tax or charge which may be payable in respect of any transfer or delivery of Right Certificates to a Person other than, or the issuance or delivery of certificates for the Series A Preferred (or Common Stock and/or other securities, as the case may be) in a name other than that of, the registered holder of the Right Certificate evidencing Rights surrendered for exercise or to issue or deliver any certificates for Series A Preferred (or Common Stock and/or other securities, as the case may be) in a name other than that of the registered holder upon the exercise of any Rights until any such tax or charge shall have been paid (any such tax or charge being payable by the registered holder of such Right Certificate at the time of surrender) or until it has been established to the Company’s satisfaction that no such tax or charge is due.

Section 10. Series A Preferred Record Date. Each Person in whose name any certificate for Series A Preferred (or Common Stock and/or other securities, as the case may be) is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Series A Preferred (or Common Stock and/or other securities, as the case may be) represented thereby on, and such certificate shall be dated, the date upon which the Right Certificate evidencing such Rights was duly surrendered and payment of the Purchase Price (and any applicable taxes or charges) was made; provided, however, that if the date of such surrender and payment is a date upon which the Series A Preferred (or Common Stock and/or other securities, as the case may be) transfer books of the Company are closed, such Person shall be deemed to have become the record holder of such shares (fractional or otherwise) on, and such certificate shall be dated, the next succeeding Business Day on which the Series A Preferred (or Common Stock and/or other securities, as the case may be) transfer books of the Company are open. Prior to the exercise of the Rights evidenced thereby (or an exchange pursuant to Section 27), the holder of a Right Certificate shall not be entitled to any rights of a holder of Series A Preferred (or Common Stock or other securities, as the case may be) for which the Rights shall be exercisable, including, without limitation, the right to vote or to receive dividends or other distributions, and shall not be entitled to receive any notice of any proceedings of the Company, except as provided herein.

Section 11. Adjustment of Purchase Price, Number of Shares or Number of Rights. The Purchase Price, the number of shares of Series A Preferred or other securities or property purchasable upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 11.

11.1. Post-Execution Events.

11.1.1. Corporate Dividends, Reclassifications, Etc. In the event the Company shall, at any time after the date of this Agreement, (A) declare and pay a dividend on the Series A Preferred payable in Series A Preferred, (B) subdivide the outstanding Series A Preferred, (C) combine the outstanding Series A Preferred into a smaller number of shares of Series A Preferred or (D) issue any shares of its capital stock in a reclassification of the Series A Preferred (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing or surviving corporation), except as otherwise provided in this Section 11.1.1, the Purchase Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or reclassification, and the number and kind of shares of capital stock issuable on such date, shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive the aggregate number and kind of shares of capital stock which, if such Right had been exercised immediately prior to such date and at a time when the Series A Preferred transfer books of the Company were open, such holder would have owned upon such exercise and been entitled to receive by virtue of such dividend, subdivision, combination or reclassification; provided, however, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of capital stock of the Company issuable upon exercise of one Right. If an event occurs which would require an adjustment under both Section 11.1.1 and Section 11.1.2, the adjustment provided for in this Section 11.1.1 shall be in addition to, and shall be made prior to, the adjustment required pursuant to, Section 11.1.2.

11.1.2. Acquiring Person Events; Triggering Events. Subject to Section 27, in the event that a Trigger Event occurs, then, from and after the first occurrence of such event, each holder of a Right, except as provided below, shall thereafter have a right to receive, upon exercise thereof at a price per Right equal to the then current Purchase Price multiplied by the number of one-thousandths of a share of Series A Preferred for which a Right is then exercisable (without giving effect to this Section 11.1.2), in accordance with the terms of this Agreement and in lieu of Series A Preferred, such number of shares of Common Stock as shall equal the result obtained by (x) multiplying the then current Purchase Price by the number of one-thousandths of a share of Series A Preferred for which a Right is then exercisable (without giving effect to this Section 11.1.2) and (y) dividing that product by 50% of the current per share market price of the Common Stock (determined pursuant to Section 11.4) on the first of the date of the occurrence of, or the date of the first public announcement of, a Trigger Event (the “Adjustment Shares”); provided that the Purchase Price and the number of Adjustment Shares shall thereafter be subject to further adjustment as appropriate in accordance with Section 11.6. Notwithstanding the foregoing, upon and after the occurrence of a Trigger Event, any Rights that are or were acquired or Beneficially Owned by (1) any Acquiring Person or any Related Person of such Acquiring Person, (2) a transferee of any Acquiring Person (or of any Related Person of such Acquiring Person) who becomes a transferee after the Acquiring Person becomes such, or (3) a transferee of any Acquiring Person (or of any Related Person of such Acquiring Person) who becomes a transferee prior to or concurrently with the Acquiring Person becoming such and receives such Rights pursuant to either (A) a transfer (whether or not for consideration) from the Acquiring Person to holders of equity interests in such Acquiring Person or to any Person with whom the Acquiring Person has any continuing agreement, arrangement or understanding regarding the transferred Rights or (B) a transfer which the Board has determined is part of a plan, arrangement or understanding which has as a primary purpose or effect avoidance of this Section 11.1.2, and subsequent transferees, shall become void without any further action, and any holder (whether or not such holder is an Acquiring Person or a Related Person of an Acquiring Person) of such Rights shall thereafter have no right to exercise such Rights under any provision of this Agreement or otherwise. From and after the Trigger Event, no Right Certificate shall be issued pursuant to Section 3 or Section 6 that represents Rights that are or have become void pursuant to the provisions of this paragraph, and any Right Certificate delivered to the Rights Agent that represents Rights that are or have become void pursuant to the provisions of this paragraph shall be canceled.

The Company shall use all reasonable efforts to ensure that the provisions of this Section 11.1.2 are complied with, but shall have no liability to any holder of Right Certificates or any other Person as a result of its failure to make any determinations with respect to any Acquiring Person or its Related Persons or transferees hereunder.

From and after the occurrence of an event specified in Section 13.1, any Rights that theretofore have not been exercised pursuant to this Section 11.1.2 shall thereafter be exercisable only in accordance with Section 13 and not pursuant to this Section 11.1.2.

11.1.3. Insufficient Shares. The Company may at its option substitute for Common Stock issuable upon the exercise of Rights in accordance with the foregoing Section 11.1.2 a number of shares of Series A Preferred or fraction thereof such that the then current per share market price of one share of Series A Preferred multiplied by such number or fraction is equal to the then current per share market price of one share of Common Stock. In the event that upon the occurrence of a Trigger Event there shall not be sufficient Common Stock authorized but unissued, or held by the Company as treasury shares, to permit the exercise in full of the Rights in accordance with the foregoing Section 11.1.2, the Company shall take all such action as may be necessary to authorize additional Common Stock for issuance upon exercise of the Rights, provided, however, that if the Company determines that it is unable to cause the authorization of a sufficient number of additional shares of Common Stock, then, in the event the Rights become exercisable, the Company, with respect to each Right and to the extent necessary and permitted by applicable law and any agreements or instruments in effect on the date hereof to which it is a party, shall: (A) determine the excess of (1) the value of the Adjustment Shares issuable upon the exercise of a Right (the “Current Value”), over (2) the Purchase Price (such excess, the “Spread”) and (B) with respect to each Right (other than Rights which have become void pursuant to Section 11.1.2), make adequate provision to substitute for the Adjustment Shares, upon payment of the applicable Purchase Price, (1) cash, (2) a reduction in the Purchase Price, (3) Series A Preferred,(4) other equity securities of the Company (including, without limitation, shares, or fractions of shares, of preferred stock which, by virtue of having dividend, voting and liquidation rights substantially comparable to those of the Common Stock, the Board has deemed in good faith to have substantially the same value as the Common Stock) (each such share of preferred stock or fractions of shares of preferred stock constituting a “common stock equivalent”)), (5) debt securities of the Company, (6) other assets or (7) any combination of the foregoing having an aggregate value equal to the Current Value, where such aggregate value has been determined by the Board based upon the advice of a nationally recognized investment banking firm selected in good faith by the Board; provided, however, that if the Company shall not have made adequate provision to deliver value pursuant to clause (B) above within thirty (30) days following the occurrence of a Trigger Event, then the Company shall be obligated to deliver, to the extent necessary and permitted by applicable law and any agreements or instruments in effect on the date hereof to which it is a party, upon the surrender for exercise of a Right and without requiring payment of the Purchase Price, Common Stock (to the extent available) and then, if necessary, such number or fractions of Series A Preferred (to the extent available) and then, if necessary, cash, which shares and/or cash have an aggregate value equal to the Spread. If, upon the occurrence of a Trigger Event, the Board shall determine in good faith that it is likely that sufficient additional shares of Common Stock could be authorized for issuance upon exercise in full of the Rights, then, if the Board so elects, the thirty (30) day period set forth above, may be extended to the extent necessary, but not more than one hundred twenty (120) days following the occurrence of a Trigger Event, in order that the Company may seek stockholder approval for the authorization of such additional shares (such thirty (30) day period, as it may be extended, is herein called the “Substitution Period”). To the extent that the Company determines that some actions need be taken pursuant to the second and/or third sentences of this Section 11.1.3, the Company (x) shall provide that such action shall apply uniformly to all outstanding Rights, and (y) may suspend the exercisability of the Rights until the expiration of the Substitution Period in order to seek any authorization of additional shares and/or to decide the appropriate form of distribution to be made pursuant to such first sentence and to determine the value thereof. In the event of any such suspension, the Company shall issue a public announcement stating that the exercisability of the Rights has been temporarily suspended as well as a public announcement at such time as the suspension is no longer in effect. For purposes of this Section 11.1.3, the value of a share of Common Stock shall be the then current per share market price (as determined pursuant to Section 11.4) on the date of the occurrence of a Trigger Event and the value of any “common stock equivalent” shall be deemed to have the same value as the Common Stock on such date. The Board may, but shall not be required to, establish procedures to allocate the right to receive Common Stock upon the exercise of the Rights among holders of Rights pursuant to this Section 11.1.3.

11.2. Dilutive Rights Offering. In case the Company shall fix a record date for the issuance of rights, options or warrants to all holders of Series A Preferred entitling them (for a period expiring within forty-five (45) calendar days after such record date) to subscribe for or purchase Series A Preferred (or securities having the same rights, privileges and preferences as the Series A Preferred (“equivalent preferred stock”)) or securities convertible into Series A Preferred or equivalent preferred stock at a price per share of Series A Preferred or per share of equivalent preferred stock (or having a conversion or exercise price per share, if a security convertible into or exercisable for Series A Preferred or equivalent preferred stock) less than the then current per share market price of the Series A Preferred (as determined pursuant to Section 11.4) on such record date, the Purchase Price to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the number of shares of Series A Preferred and shares of equivalent preferred stock outstanding on such record date plus the number of shares of Series A Preferred and shares of equivalent preferred stock which the aggregate offering price of the total number of shares of Series A Preferred and/or shares of equivalent preferred stock to be offered (and/or the aggregate initial conversion price of the convertible securities so to be offered) would purchase at such current per share market price and the denominator of which shall be the number of shares of Series A Preferred and shares of equivalent preferred stock outstanding on such record date plus the number of additional Series A Preferred and/or shares of equivalent preferred stock to be offered for subscription or purchase (or into which the convertible securities so to be offered are initially convertible); provided, however, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of capital stock of the Company issuable upon exercise of one Right. In case such subscription price may be paid in a consideration part or all of which shall be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights. Series A Preferred and shares of equivalent preferred stock owned by or held for the account of the Company or any Subsidiary of the Company shall not be deemed outstanding for the purpose of any such computation. Such adjustments shall be made successively whenever such a record date is fixed; and in the event that such rights or warrants are not so issued, the Purchase Price shall be adjusted to be the Purchase Price which would then be in effect if such record date had not been fixed.

11.3. Distributions. In case the Company shall fix a record date for the making of a distribution to all holders of the Series A Preferred (including any such distribution made in connection with a consolidation or merger in which the Company is the continuing or surviving corporation) of evidences of indebtedness, cash, securities or assets (other than a regular periodic cash dividend at a rate not in excess of 125% of the rate of the last regular periodic cash dividend theretofore paid or, in case regular periodic cash dividends have not theretofore been paid, at a rate not in excess of 50% of the average net income per share of the Company for the four quarters ended immediately prior to the payment of such dividend, or a dividend payable in Series A Preferred (which dividend, for purposes of this Agreement, shall be subject to the provisions of Section 11.1.1(A))) or convertible securities, or subscription rights or warrants (excluding those referred to in Section 11.2), the Purchase Price to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the then current per share market price of the Series A Preferred (as determined pursuant to Section 11.4) on such record date, less the fair market value (as determined in good faith by the Board, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent) of the portion of the cash, assets, securities or evidences of indebtedness so to be distributed or of such subscription rights or warrants applicable to one share of Series A Preferred and the denominator of which shall be such current per share market price of the Series A Preferred (as determined pursuant to Section 11.4); provided, however, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of capital stock of the Company to be issued upon exercise of one Right. Such adjustments shall be made successively whenever such a record date is fixed; and in the event that such distribution is not so made, the Purchase Price shall again be adjusted to be the Purchase Price that would then be in effect if such record date had not been fixed.

11.4.	Current Per Share Market Value.

11.4.1. General. For the purpose of any computation hereunder, the “current per share market price” of any security (a “Security” for the purpose of this Section 11.4.1) on any date shall be deemed to be the average of the daily closing prices per share of such Security for the thirty (30) consecutive Trading Days (as such term is hereinafter defined) immediately prior to, but not including, such date; provided, however, that in the event that the then current per share market price of the Security is determined during any period following the announcement by the issuer of such Security of (i) a dividend or distribution on such Security payable in shares of such Security or securities convertible into such shares or (ii) any subdivision, combination or reclassification of such Security, and prior to the expiration of thirty (30) Trading Days after the ex-dividend date for such dividend or distribution, or the record date for such subdivision, combination or reclassification, then, and in each such case, the “current per share market price” shall be appropriately adjusted to reflect the then current market price per share equivalent of such Security. The closing price for each day shall be the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the NYSE or, if the Security is not listed or admitted to trading on the NYSE, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Security is listed or admitted to trading or, if the Security is not listed or admitted to trading on any national securities exchange, the last quoted price or, if on such date the Security is not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported thereby or such other system then in use, or, if on any such date the Security is not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Security selected by the Board. If on any such date no such market maker is making a market in the Security, the fair value of the Security on such date as determined in good faith by the Board shall be used. The term “Trading Day” shall mean a day on which the principal national securities exchange on which the Security is listed or admitted to trading is open for the transaction of business or, if the Security is not listed or admitted to trading on any national securities exchange, a Business Day. If the Security is not publicly held or not so listed or traded, or if on any such date the Security is not so quoted and no such market maker is making a market in the Security, “current per share market price” shall mean the fair value per share as determined in good faith by the Board or, if at the time of such determination there is an Acquiring Person, by a nationally recognized investment banking firm selected by the Board, which shall have the duty to make such determination in a reasonable and objective manner, whose determination shall be described in a statement filed with the Rights Agent and shall be conclusive for all purposes.

11.4.2. Series A Preferred. Notwithstanding Section 11.4.1, for the purpose of any computation hereunder, the “current per share market price” of the Series A Preferred shall be determined in the same manner as set forth above in Section 11.4.1 (other than the last sentence thereof). If the current per share market price of the Series A Preferred cannot be determined in the manner described in Section 11.4.1, the “current per share market price” of the Series A Preferred shall be conclusively deemed to be an amount equal to 1,000 (as such number may be appropriately adjusted for such events as stock splits, stock dividends and recapitalizations with respect to the Common Stock occurring after the date of this Agreement) multiplied by the current per share market price of the Common Stock (as determined pursuant to Section 11.4.1). If neither the Common Stock nor the Series A Preferred are publicly held or so listed or traded, or if on any such date neither the Common Stock nor the Series A Preferred are so quoted and no such market maker is making a market in either the Common Stock or the Series A Preferred, “current per share market price” of the Series A Preferred shall mean the fair value per share as determined in good faith by the Board, or, if at the time of such determination there is an Acquiring Person, by a nationally recognized investment banking firm selected by the Board, which shall have the duty to make such determination in a reasonable and objective manner, which determination shall be described in a statement filed with the Rights Agent and shall be conclusive for all purposes. For purposes of this Agreement, the “current per share market price” of one one-thousandth of a share of Series A Preferred shall be equal to the “current per share market price” of one share of Series A Preferred divided by 1,000.

11.5. Insignificant Changes. No adjustment in the Purchase Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Purchase Price. Any adjustments which by reason of this Section 11.5 are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 11 shall be made to the nearest cent or to the nearest one-hundred thousandth of a share of Series A Preferred or the nearest ten-thousandth of a share of Common Stock or other share or security, as the case may be.

11.6. Shares Other Than Series A Preferred. If as a result of an adjustment made pursuant to Section 11.1, the holder of any Right thereafter exercised shall become entitled to receive any shares of capital stock of the Company other than Series A Preferred, thereafter the number of such other shares so receivable upon exercise of any Right shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Series A Preferred contained in Sections 11.1, 11.2, 11.3, 11.5, 11.8, 11.9 and 11.13, and the provisions of Sections 7, 9, 10, 13 and 14 with respect to the Series A Preferred shall apply on like terms to any such other shares.

11.7. Rights Issued Subsequent to Adjustment. All Rights originally issued by the Company subsequent to any adjustment made to the Purchase Price hereunder shall evidence the right to purchase, at the adjusted Purchase Price, the number of one-thousandths of a share of Series A Preferred and shares of other capital stock or other securities, assets or cash of the Company, if any, purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

11.8. Effect of Adjustments on Existing Rights. Unless the Company shall have exercised its election as provided in Section 11.9, upon each adjustment of the Purchase Price as a result of the calculations made in Sections 11.2 and 11.3, each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Purchase Price, that number of one-thousandths of a share of Series A Preferred (calculated to the nearest one-hundred thousandth of a share of Series A Preferred) obtained by (i) multiplying (x) the number of one-thousandths of a share of Series A Preferred covered by a Right immediately prior to this adjustment by (y) the Purchase Price in effect immediately prior to such adjustment of the Purchase Price and (ii) dividing the product so obtained by the Purchase Price in effect immediately after such adjustment of the Purchase Price.

11.9. Adjustment in Number of Rights. The Company may elect on or after the date of any adjustment of the Purchase Price to adjust the number of Rights, in substitution for any adjustment in the number of one-thousandths of a share of Series A Preferred issuable upon the exercise of a Right. Each of the Rights outstanding after such adjustment of the number of Rights shall be exercisable for the number of one-thousandths of a share of Series A Preferred for which a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest ten-thousandth) obtained by dividing the Purchase Price in effect immediately prior to adjustment of the Purchase Price by the Purchase Price in effect immediately after adjustment of the Purchase Price. The Company shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the Purchase Price is adjusted or any day thereafter, but, if the Right Certificates have been issued, shall be at least ten (10) days later than the date of the public announcement. If Right Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Section 11.9, the Company may, as promptly as practicable, cause to be distributed to holders of record of Right Certificates on such record date Right Certificates evidencing, subject to Section 14, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Company, shall cause to be distributed to such holders of record in substitution and replacement for the Right Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Company, new Right Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Right Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein (and may bear, at the option of the Company, the adjusted Purchase Price) and shall be registered in the names of the holders of record of Right Certificates on the record date specified in the public announcement.

11.10. Right Certificates Unchanged. Irrespective of any adjustment or change in the Purchase Price or the number of one-thousandths of a share of Series A Preferred issuable upon the exercise of the Rights, the Right Certificates theretofore and thereafter issued may continue to express the Purchase Price per share and the number of one-thousandths of a share of Series A Preferred which were expressed in the initial Right Certificates issued hereunder.

11.11. Par Value Limitations. Before taking any action that would cause an adjustment reducing the Purchase Price below one one-thousandth of the then par value, if any, of the Series A Preferred or other shares of capital stock issuable upon exercise of the Rights, the Company shall take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable Series A Preferred or other such shares at such adjusted Purchase Price.

11.12. Deferred Issuance. In any case in which this Section 11 shall require that an adjustment in the Purchase Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date of that number of shares of Series A Preferred and shares of other capital stock or securities of the Company, if any, issuable upon such exercise over and above the Series A Preferred and shares of other capital stock or other securities, assets or cash of the Company, if any, issuable upon such exercise on the basis of the Purchase Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder a due bill or other appropriate instrument evidencing such holder’s right to receive such additional shares upon the occurrence of the event requiring such adjustment.

11.13. Reduction in Purchase Price. Anything in this Section 11 to the contrary notwithstanding, the Company shall be entitled to make such reductions in the Purchase Price, in addition to those adjustments expressly required by this Section 11, as and to the extent that it in its sole discretion shall determine to be advisable in order that any consolidation or subdivision of the Series A Preferred, issuance wholly for cash of any of the Series A Preferred at less than the current market price, issuance wholly for cash of Series A Preferred or securities which by their terms are convertible into or exchangeable for Series A Preferred, dividends on Series A Preferred payable in Series A Preferred or issuance of rights, options or warrants referred to hereinabove in this Section 11, hereafter made by the Company to holders of its Series A Preferred shall not be taxable to such stockholders.

11.14. Company Not to Diminish Benefits of Rights. The Company covenants and agrees that after the earlier of the Stock Acquisition Date or Distribution Date it will not, except as permitted by Section 23, Section 26 or Section 27, take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will substantially diminish or otherwise eliminate the benefits intended to be afforded by the Rights.

11.15. Adjustment of Rights Associated with Common Stock. Notwithstanding anything contained in this Agreement to the contrary, in the event that the Company shall at any time after the date hereof and prior to the Distribution Date (i) declare or pay any dividend on the outstanding Common Stock payable in shares of Common Stock, (ii) effect a subdivision or consolidation of the outstanding Common Stock (by reclassification or otherwise than by the payment of dividends payable in shares of Common Stock), or (iii) combine the outstanding Common Stock into a greater or lesser number of shares of Common Stock, then in any such case, the number of Rights associated with each share of Common Stock then outstanding, or issued or delivered thereafter but prior to the Distribution Date or in accordance with Section 22 shall be proportionately adjusted so that the number of Rights thereafter associated with each share of Common Stock following any such event shall equal the result obtained by multiplying the number of Rights associated with each share of Common Stock immediately prior to such event by a fraction, the numerator of which shall be the total number of shares of Common Stock outstanding immediately prior to the occurrence of the event and the denominator of which shall be the total number of shares of Common Stock outstanding immediately following the occurrence of such event. The adjustments provided for in this Section 11.15 shall be made successively whenever such a dividend is declared or paid or such a subdivision, combination or consolidation is effected.

Section 12. Certificate of Adjusted Purchase Price or Number of Shares. Whenever an adjustment is made as provided in Sections 11 or 13, the Company shall (a) promptly prepare a certificate setting forth such adjustment, and a brief statement of the facts accounting for such adjustment, (b) promptly file with the Rights Agent and with each transfer agent for the Common Stock or the Series A Preferred a copy of such certificate and (c) mail a brief summary thereof to each holder of a Right Certificate (or if before the Distribution Date, to each holder of a certificate representing shares of Common Stock or Book Entry Shares in respect thereof) in accordance with Section 25. The Rights Agent shall be fully protected in relying on any such certificate and on any adjustment or statement therein contained and shall not be deemed to have knowledge of any such adjustment unless and until it shall have received such certificate.

Section 13. Consolidation, Merger or Sale or Transfer of Assets or Earning Power.

13.1. Certain Transactions. In the event that, from and after the first occurrence of a Trigger Event, directly or indirectly, (A) the Company shall consolidate with, or merge with and into, any other Person and the Company shall not be the continuing or surviving corporation, (B) any Person shall consolidate with the Company, or merge with and into the Company and the Company shall be the continuing or surviving corporation of such merger and, in connection with such merger, all or part of the Common Stock shall be changed into or exchanged for stock or other securities of the Company or any other Person or cash or any other property, or (C) the Company shall sell, exchange, mortgage or otherwise transfer (or one or more of its Subsidiaries shall sell, exchange, mortgage or otherwise transfer), in one or more transactions, assets or earning power aggregating 50% or more of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to any other Person or Persons (other than the Company or one or more wholly- owned Subsidiaries of the Company in one or more transactions each of which complies with Section 11.14), then, and in each such case, proper provision shall be made so that (i) each holder of a Right (other than Rights which have become void pursuant to Section 11.1.2) shall thereafter have the right to receive, upon the exercise thereof at a price per Right equal to the then current Purchase Price multiplied by the number of one-thousandths of a share of Series A Preferred for which a Right was exercisable immediately prior to the first occurrence of a Trigger Event (as subsequently adjusted pursuant to Sections 11.1.1, 11.2, 11.3, 11.8, 11.9 and 11.12), in accordance with the terms of this Agreement and in lieu of Series A Preferred or Common Stock, such number of validly authorized and issued, fully paid, non-assessable and freely tradable Common Stock of the Principal Party (as such term is hereinafter defined) not subject to any liens, encumbrances, rights of first refusal or other adverse claims, as shall be equal to the result obtained by (x) multiplying the then current Purchase Price by the number of one-thousandths of a share of Series A Preferred for which a Right was exercisable immediately prior to the first occurrence of a Trigger Event (as subsequently adjusted pursuant to Sections 11.1.1, 11.2, 11.3, 11.8, 11.9 and 11.12) and (y) dividing that product by 50% of the then current per share market price of the Common Stock of such Principal Party (determined pursuant to Section 11.4) on the date of consummation of such consolidation, merger, sale or transfer; provided that the price per Right so payable and the number of shares of Common Stock of such Principal Party so receivable upon exercise of a Right shall thereafter be subject to further adjustment as appropriate in accordance with Section 11.6 to reflect any events covered thereby occurring in respect of the Common Stock of such Principal Party after the occurrence of such consolidation, merger, sale or transfer; (ii) such Principal Party shall thereafter be liable for, and shall assume, by virtue of such consolidation, merger, sale or transfer, all of the obligations and duties of the Company pursuant to this Agreement; (iii) the term “Company” shall thereafter be deemed to refer to such Principal Party; and (iv) such Principal Party shall take such steps (including, but not limited to, the reservation of a sufficient number of shares of its Common Stock in accordance with Section 9) in connection with such consummation as may be necessary to assure that the provisions hereof shall thereafter be applicable, as nearly as reasonably may be, in relation to its Common Stock thereafter deliverable upon the exercise of the Rights; provided that, upon the subsequent occurrence of any consolidation, merger, sale or transfer of assets or other extraordinary transaction in respect of such Principal Party, each holder of a Right shall thereupon be entitled to receive, upon exercise of a Right and payment of the Purchase Price as provided in this Section 13.1, such cash, shares, rights, warrants and other property which such holder would have been entitled to receive had such holder, at the time of such transaction, owned the Common Stock of the Principal Party receivable upon the exercise of a Right pursuant to this Section 13.1, and such Principal Party shall take such steps (including, but not limited to, reservation of shares of stock) as may be necessary to permit the subsequent exercise of the Rights in accordance with the terms hereof for such cash, shares, rights, warrants and other property. The Company shall not consummate any such consolidation, merger, sale or transfer unless prior thereto the Company and such Principal Party shall have executed and delivered to the Rights Agent a supplemental agreement confirming that the requirements of this Section 13.1 and Section 13.2 shall promptly be performed in accordance with their terms and that such consolidation, merger, sale or transfer of assets shall not result in a default by the Principal Party under this Agreement as the same shall have been assumed by the Principal Party pursuant to this Section 13.1 and Section 13.2 and providing that, as soon as practicable after executing such agreement pursuant to this Section 13, the Principal Party, at its own expense, shall:

(1) prepare and file a registration statement under the Securities Act, if necessary, with respect to the Rights and the securities purchasable upon exercise of the Rights on an appropriate form, use its best efforts to cause such registration statement to become effective as soon as practicable after such filing and use its best efforts to cause such registration statement to remain effective (with a prospectus at all times meeting the requirements of the Securities Act) until the Expiration Date and similarly comply with applicable state securities laws;

(2) use its best efforts, if the Common Stock of the Principal Party shall be listed or admitted to trading on the NYSE or on another national securities exchange, to list or admit to trading (or continue the listing of) the Rights and the securities purchasable upon exercise of the Rights on the NYSE or such securities exchange;

(3) deliver to holders of the Rights historical financial statements for the Principal Party which comply in all respects with the requirements for registration on Form 10 (or any successor form) under the Exchange Act; and

(4) obtain waivers of any rights of first refusal or preemptive rights in respect of the Common Stock of the Principal Party subject to purchase upon exercise of outstanding Rights.

In case the Principal Party has a provision in any of its authorized securities or in its articles or certificate of incorporation or by-laws or other instrument governing its corporate affairs, which provision would have the effect of (i) causing such Principal Party to issue (other than to holders of Rights pursuant to this Section 13), in connection with, or as a consequence of, the consummation of a transaction referred to in this Section 13, Common Stock or common stock equivalents of such Principal Party at less than the then current market price per share thereof (determined pursuant to Section 11.4) or securities exercisable for, or convertible into, Common Stock or common stock equivalents of such Principal Party at less than such then current market price (other than to holders of Rights pursuant to this Section 13), or (ii) providing for any special payment, taxes, charges or similar provision in connection with the issuance of the Common Stock of such Principal Party pursuant to the provision of Section 13, then, in such event, the Company hereby agrees with each holder of Rights that it shall not consummate any such transaction unless prior thereto the Company and such Principal Party shall have executed and delivered to the Rights Agent a supplemental agreement providing that the provision in question of such Principal Party shall have been canceled, waived or amended, or that the authorized securities shall be redeemed, so that the applicable provision will have no effect in connection with, or as a consequence of, the consummation of the proposed transaction.

The Company covenants and agrees that it shall not, at any time after the Trigger Event, enter into any transaction of the type described in clauses (A) through (C) of this Section 13.1 if (i) at the time of or immediately after such consolidation, merger, sale, transfer or other transaction there are any rights, warrants or other instruments or securities outstanding or agreements in effect which would substantially diminish or otherwise eliminate the benefits intended to be afforded by the Rights, (ii) prior to, simultaneously with or immediately after such consolidation, merger, sale, transfer or other transaction, the stockholders of the Person who constitutes, or would constitute, the Principal Party for purposes of Section 13.2 shall have received a distribution of Rights previously owned by such Person or any of its Related Persons or (iii) the form or nature of organization of the Principal Party would preclude or limit the exercisability of the Rights. The provisions of this Section 13 shall similarly apply to successive transactions of the type described in clauses (A) through (C) of this Section 13.1.

13.2.	Principal Party. “Principal Party” shall mean:

(i) in the case of any transaction described in clauses (A) or (B) of the first sentence of Section 13.1: (i) the Person that is the issuer of the securities into which the Common Stock is converted in such merger or consolidation, or, if there is more than one such issuer, the issuer the Common Stock of which has the greatest aggregate market value of shares outstanding, or (ii) if no securities are so issued, (x) the Person that is the other party to the merger, if such Person survives said merger, or, if there is more than one such Person, the Person the Common Stock of which has the greatest aggregate market value of shares outstanding or (y) if the Person that is the other party to the merger does not survive the merger, the Person that does survive the merger (including the Company if it survives) or (z) the Person resulting from the consolidation; and

(ii) in the case of any transaction described in clause (C) of the first sentence in Section 13.1, the Person that is the party receiving the greatest portion of the assets or earning power transferred pursuant to such transaction or transactions, or, if each Person that is a party to such transaction or transactions receives the same portion of the assets or earning power so transferred or if the Person receiving the greatest portion of the assets or earning power cannot be determined, whichever of such Persons is the issuer of Common Stock having the greatest aggregate market value of shares outstanding; provided, however, that in any such case described in the foregoing clause (i) or (ii) of this Section 13.2, if the shares of Common Stock of such Person are not at such time or have not been continuously over the preceding twelve (12) month period registered under Section 12 of the Exchange Act, then (1) if such Person is a direct or indirect Subsidiary of another Person the shares of Common Stock of which are and have been so registered, the term “Principal Party” shall refer to such other Person, or (2) if such Person is a Subsidiary, directly or indirectly, of more than one Person, the shares of Common Stock of all of which are and have been so registered, the term “Principal Party” shall refer to whichever of such Persons is the issuer of Common Stock having the greatest aggregate market value of shares outstanding, or (3) if such Person is owned, directly or indirectly, by a joint venture formed by two or more Persons that are not owned, directly or indirectly, by the same Person, the rules set forth in clauses (1) and (2) above shall apply to each of the owners having an interest in the venture as if the Person owned by the joint venture was a Subsidiary of both or all of such joint venturers, and the Principal Party in each such case shall bear the obligations set forth in this Section 13 in the same ratio as its interest in such Person bears to the total of such interests.

13.3. Approved Acquisitions. Notwithstanding anything contained herein to the contrary, upon the consummation of any merger or other acquisition transaction of the type described in clause (A), (B) or (C) of Section 13.1 involving the Company pursuant to a merger or other acquisition agreement between the Company and any Person (or one or more of such Person’s Affiliates or Associates) which agreement has been approved by the Board prior to any Person becoming an Acquiring Person, this Agreement and the rights of holders of Rights hereunder shall be terminated in accordance with Section 7.1.

Section 14. Fractional Rights and Fractional Shares.

14.1. Cash in Lieu of Fractional Rights. The Company shall not be required to issue fractions of Rights or to distribute Right Certificates which evidence fractional Rights (except prior to the Distribution Date in accordance with Section 11.15). In lieu of such fractional Rights, there shall be paid to the registered holders of the Right Certificates with regard to which such fractional Rights would otherwise be issuable an amount in cash equal to the same fraction of the current market value of a whole Right. For the purposes of this Section 14.1, the current market value of a whole Right shall be the closing price of the Rights for the Trading Day immediately prior to the date on which such fractional Rights would have been otherwise issuable. The closing price for any day shall be the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the NYSE or, if the Rights are not listed or admitted to trading on the NYSE, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Rights are listed or admitted to trading or, if the Rights are not listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the NYSE or such other system then in use or, if on any such date the Rights are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Rights selected by the Board. If on any such date no such market maker is making a market in the Rights, the current market value of the Rights on such date shall be the fair value of the Rights as determined in good faith by the Board, or, if at the time of such determination there is an Acquiring Person, by a nationally recognized investment banking firm selected by the Board, which shall have the duty to make such determination in a reasonable and objective manner, which determination shall be described in a statement filed with the Rights Agent and shall be conclusive for all purposes.

14.2. Cash in Lieu of Fractional Shares of Series A Preferred. The Company shall not be required to issue fractions of shares of Series A Preferred (other than fractions which are integral multiples of one one-thousandth of a share of Series A Preferred) upon exercise or exchange of the Rights or to distribute certificates which evidence fractional shares of Series A Preferred (other than fractions which are integral multiples of one one-thousandth of a share of Series A Preferred). Interests in fractions of shares of Series A Preferred in integral multiples of one one-thousandth of a share of Series A Preferred may, at the election of the Company, be evidenced by depositary receipts, pursuant to an appropriate agreement between the Company and a depositary selected by it; provided, that such agreement shall provide that the holders of such depositary receipts shall have all the rights, privileges and preferences to which they are entitled as Beneficial Owners of the Series A Preferred represented by such depositary receipts. In lieu of fractional shares of Series A Preferred that are not integral multiples of one one-thousandth of a share of Series A Preferred, the Company shall pay to the registered holders of Right Certificates at the time such Rights are exercised or exchanged as herein provided an amount in cash equal to the same fraction of the current per share market price of one share of Series A Preferred (as determined in accordance with Section 14.1) for the Trading Day immediately prior to the date of such exercise or exchange.

14.3. Cash in Lieu of Fractional Shares of Common Stock. The Company shall not be required to issue fractions of shares of Common Stock or to distribute certificates which evidence fractional shares of Common Stock upon the exercise or exchange of Rights. In lieu of such fractional shares of Common Stock, the Company shall pay to the registered holders of the Right Certificates with regard to which such fractional shares of Common Stock would otherwise be issuable an amount in cash equal to the same fraction of the current market value of a whole share of Common Stock (as determined in accordance with Section 14.1) for the Trading Day immediately prior to the date of such exercise or exchange.

14.4. Waiver of Right to Receive Fractional Rights or Shares. The holder of a Right by the acceptance of the Rights expressly waives his right to receive any fractional Rights or any fractional shares upon exercise or exchange of a Right, except as permitted by this Section 14.

Section 15. Rights of Action. All rights of action in respect of this Agreement, except the rights of action given to the Rights Agent under Section 18, are vested in the respective registered holders of the Right Certificates (and, prior to the Distribution Date, the registered holders of the Common Stock); and any registered holder of any Right Certificate (or, prior to the Distribution Date, of the Common Stock), without the consent of the Rights Agent or of the holder of any other Right Certificate (or, prior to the Distribution Date, of the Common Stock), may, in his own behalf and for his own benefit, enforce this Agreement, and may institute and maintain any suit, action or proceeding against the Company to enforce this Agreement, or otherwise enforce or act in respect of his right to exercise the Rights evidenced by such Right Certificate (or, prior to the Distribution Date, such Common Stock) in the manner provided in such Right Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and shall be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person (including, without limitation, the Company) subject to this Agreement.

Section 16. Agreement of Right Holders. Every holder of a Right by accepting the same consents and agrees with the Company and the Rights Agent and with every other holder of a Right that:

(a) prior to the Distribution Date, the Rights will not be evidenced by a Right Certificate and will be transferable only in connection with the transfer of the Common Stock;

(b) as of and after the Distribution Date, the Right Certificates are transferable only on the registry books of the Rights Agent if surrendered at the office of the Rights Agent designated for such purpose, duly endorsed or accompanied by a proper instrument of transfer with all required certifications completed; and

(c) the Company and the Rights Agent may deem and treat the Person in whose name the Right Certificate (or, prior to the Distribution Date, the associated Common Stock certificate or Book Entry Share) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on the Right Certificates or the associated Common Stock certificate or Book Entry Share made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary.

Section 17. Right Certificate Holder Not Deemed a Stockholder. No holder, as such, of any Right Certificate shall be entitled to vote, receive dividends or be deemed for any purpose the holder of the Series A Preferred or any other securities of the Company which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Right Certificate be construed to confer upon the holder of any Right Certificate, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting stockholders (except as provided in Section 24), or to receive dividends or subscription rights, or otherwise, until the Right or Rights evidenced by such Right Certificate shall have been exercised in accordance with the provisions hereof.

Section 18. Concerning the Rights Agent. The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder in accordance with a fee schedule to be mutually agreed upon and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder. The Company also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, or expense, incurred without negligence, bad faith or willful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability arising therefrom, directly or indirectly.

The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any Right Certificate or certificate for the Series A Preferred or the Common Stock or for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, instruction, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

Section 19. Merger or Consolidation or Change of Name of Rights Agent. Any corporation or limited liability company or other entity into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or any corporation or limited liability company or other entity resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any corporation or limited liability company succeeding to the corporate trust or stock transfer business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation or limited liability company or other entity would be eligible for appointment as a successor Rights Agent under the provisions of Section 21. In case at the time such successor Rights Agent shall succeed to the agency created by this Agreement, any of the Right Certificates shall have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Right Certificates so countersigned; and in case at that time any of the Right Certificates shall not have been countersigned, any successor Rights Agent may countersign such Right Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Right Certificates shall have the full force provided in the Right Certificates and in this Agreement.

In case at any time the name of the Rights Agent shall be changed and at such time any of the Right Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Right Certificates so countersigned; and in case at that time any of the Right Certificates shall not have been countersigned, the Rights Agent may countersign such Right Certificates either in its prior name or in its changed name; and in all such cases such Right Certificates shall have the full force provided in the Right Certificates and in this Agreement.

Section 20. Duties of Rights Agent. The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Company and the holders of Right Certificates, by their acceptance thereof, shall be bound:

20.1. Legal Counsel. The Rights Agent may consult with legal counsel selected by it (who may be legal counsel for the Company), and the opinion of such counsel shall be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion.

20.2. Certificates as to Facts or Matters. Whenever in the performance of its duties under this Agreement the Rights Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by any one of the Chief Executive Officer, the President, the Treasurer, the Secretary or any Vice President of the Company and delivered to the Rights Agent; and such certificate shall be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

20.3. Standard of Care. The Rights Agent shall be liable hereunder only for its own negligence, bad faith or willful misconduct.

20.4. Reliance on Agreement and Right Certificates. The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the Right Certificates (except as to its countersignature thereof) or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by the Company only.

20.5. No Responsibility as to Certain Matters. The Rights Agent shall not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution hereof by the Rights Agent) or in respect of the validity or execution of any Right Certificate (except its countersignature thereof); nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Right Certificate; nor shall it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Section 11.1.2) or any adjustment required under the provisions of Sections 3, 11, 13, 23 or 27 or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights evidenced by Right Certificates after actual notice of any such change or adjustment); nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any Series A Preferred or other securities to be issued pursuant to this Agreement or any Right Certificate or as to whether any Series A Preferred or other securities will, when so issued, be validly authorized and issued, fully paid and nonassessable.

20.6. Further Assurance by Company. The Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

20.7. Authorized Company Officers. The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any one of the Chief Executive Officer, the President, the Treasurer, the Secretary or any Vice President of the Company, and to apply to such officers for advice or instructions in connection with its duties under this Agreement, and it shall not be liable for any action taken or suffered to be taken by it in good faith in accordance with instructions of any such officer or for any delay in acting while waiting for these instructions. Any application by the Rights Agent for written instructions from the Company may, at the option of the Rights Agent, set forth in writing any action proposed to be taken or omitted by the Rights Agent with respect to its duties or obligations under this Agreement and the date on and/or after which such action shall be taken or such omission shall be effective. The Rights Agent shall not be liable to the Company for any action taken by, or omission of, the Rights Agent in accordance with a proposal included in any such application on or after the date specified therein (which date shall not be less than three (3) Business Days after the date any such officer actually receives such application, unless any such officer shall have consented in writing to an earlier date) unless, prior to taking of any such action (or the effective date in the case of omission), the Rights Agent shall have received written instructions in response to such application specifying the action to be taken or omitted.

20.8. Freedom to Trade in Company Securities. The Rights Agent and any stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in any of the Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other legal entity.

20.9. Reliance on Attorneys and Agents. The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, omission, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, omission, default, neglect or misconduct, provided that reasonable care was exercised in the selection and continued employment thereof.

20.10. Incomplete Certificate. If, with respect to any Right Certificate surrendered to the Rights Agent for exercise or transfer, the certificate contained in the form of assignment or the form of election to purchase set forth on the reverse thereof, as the case may be, has not been completed to certify the holder is not an Acquiring Person (or a Related Person of an Acquiring Person), the Rights Agent shall not take any further action with respect to such requested exercise or transfer without first consulting with the Company.

20.11. Rights Holders List. At any time and from time to time after the Distribution Date, upon the request of the Company, the Rights Agent shall promptly deliver to the Company a list, as of the most recent practicable date (or as of such earlier date as may be specified by the Company), of the holders of record of Rights.

Section 21. Change of Rights Agent. The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under this Agreement upon thirty (30) days’ notice in writing mailed to the Company and to each transfer agent of the Common Stock and/or Series A Preferred, as applicable, by registered or certified mail. Following the Distribution Date, the Company shall promptly notify the holders of the Right Certificates by first-class mail of any such resignation. The Company may remove the Rights Agent or any successor Rights Agent upon thirty (30) days’ notice in writing, mailed to the Rights Agent or successor Rights Agent, as the case may be, and to each transfer agent of the Common Stock and/or Series A Preferred, as applicable, by registered or certified mail, and to the holders of the Right Certificates by first-class mail. If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the resigning, removed, or incapacitated Rights Agent shall remit to the Company, or to any successor Rights Agent designated by the Company, all books, records, funds, certificates or other documents or instruments of any kind then in its possession which were acquired by such resigning, removed or incapacitated Rights Agent in connection with its services as Rights Agent hereunder, and shall thereafter be discharged from all duties and obligations hereunder. Following notice of such removal, resignation or incapacity, the Company shall appoint a successor to such Rights Agent. If the Company shall fail to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of a Right Certificate (who shall, with such notice, submit his Right Certificate for inspection by the Company), then the registered holder of any Right Certificate may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a corporation organized and doing business under the laws of the State of New York or the State of Delaware (or any other state of the United States so long as such corporation is authorized to do business as a banking institution in the State of New York or the State of Delaware) in good standing, having an office in the State of New York or the State of Delaware, which is authorized under such laws to exercise stock transfer or corporate trust powers and is subject to supervision or examination by Federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus of at least $100 million. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment the Company shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Stock and/or Series A Preferred, as applicable, and, following the Distribution Date, mail a notice thereof in writing to the registered holders of the Right Certificates. Failure to give any notice provided for in this Section 21, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

Section 22. Issuance of New Right Certificates. Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Company may, at its option, issue new Right Certificates evidencing Rights in such form as may be approved by its Board to reflect any adjustment or change in the Purchase Price and the number or kind or class of shares or other securities or property purchasable under the Right Certificates made in accordance with the provisions of this Agreement. In addition, in connection with the issuance or sale of Common Stock following the Distribution Date and prior to the Expiration Date, the Company shall, with respect to Common Stock so issued or sold pursuant to the exercise of stock options or under any employee plan or arrangement, granted or awarded, or upon exercise, conversion or exchange of securities heretofore or hereinafter issued by the Company, in each case existing prior to the Distribution Date, issue Right Certificates representing the appropriate number of Rights in connection with such issuance or sale; provided, however, that (i) no such Right Certificate shall be issued if, and to the extent that, the Company shall be advised by counsel that such issuance would create a significant risk of material adverse tax consequences to the Company or the Person to whom such Right Certificate would be issued and (ii) no such Right Certificate shall be issued if, and to the extent that, appropriate adjustment shall otherwise have been made in lieu of the issuance thereof.

Section 23. Redemption.

23.1. Right to Redeem. The Board may, at its option, at any time prior to a Trigger Event, redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 per Right, appropriately adjusted to reflect any stock split, stock dividend, recapitalization or similar transaction occurring after the date hereof (such redemption price being hereinafter referred to as the “Redemption Price”), and the Company may, at its option, pay the Redemption Price in Common Stock (based on the “current per share market price,” determined pursuant to Section 11.4, of the Common Stock at the time of redemption), cash or any other form of consideration deemed appropriate by the Board. The redemption of the Rights by the Board may be made effective at such time, on such basis and subject to such conditions as the Board in its sole discretion may establish.

23.2. Redemption Procedures. Immediately upon the action of the Board ordering the redemption of the Rights (or at such later time as the Board may establish for the effectiveness of such redemption), and without any further action and without any notice, the right to exercise the Rights will terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price for each Right so held. The Company shall promptly give public notice of such redemption; provided, however, that the failure to give, or any defect in, any such notice shall not affect the validity of such redemption. The Company shall promptly give, or cause the Rights Agent to give, notice of such redemption to the holders of the then outstanding Rights by mailing such notice to all such holders at their last addresses as they appear upon the registry books of the Rights Agent or, prior to the Distribution Date, on the registry books of the transfer agent for the Common Stock. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption shall state the method by which the payment of the Redemption Price will be made. The failure to give notice required by this Section 23.2 or any defect therein shall not affect the validity of the action taken by the Company. Neither the Company nor any of its Affiliates or Associates may redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 23 or in Section 27, and other than in connection with the purchase, acquisition or redemption of Common Stock prior to the Distribution Date.

Section 24. Notice of Certain Events. In case the Company shall propose at any time after the earlier of the Stock Acquisition Date and the Distribution Date (a) to pay any dividend payable in stock of any class to the holders of Series A Preferred or to make any other distribution to the holders of Series A Preferred (other than a regular periodic cash dividend at a rate not in excess of 125% of the rate of the last regular periodic cash dividend theretofore paid or, in case regular periodic cash dividends have not theretofore been paid, at a rate not in excess of 50% of the average net income per share of the Company for the four quarters ended immediately prior to the payment of such dividends, or a stock dividend on, or a subdivision, combination or reclassification of the Common Stock), or (b) to offer to the holders of Series A Preferred rights or warrants to subscribe for or to purchase any additional Series A Preferred or shares of stock of any class or any other securities, rights or options, or (c) to effect any reclassification of its Series A Preferred (other than a reclassification involving only the subdivision of outstanding Series A Preferred), or (d) to effect any consolidation or merger into or with, or to effect any sale or other transfer (or to permit one or more of its Subsidiaries to effect any sale or other transfer), in one or more transactions, of 50% or more of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to, any other Person (other than pursuant to a merger or other acquisition agreement of the type excluded from the definition of “Beneficial Ownership” in Section 1.3), or (e) to effect the liquidation, dissolution or winding up of the Company, or (f) to declare or pay any dividend on the Common Stock payable in Common Stock or to effect a subdivision, combination or consolidation of the Common Stock (by reclassification or otherwise than by payment of dividends in Common Stock), then, in each such case, the Company shall give to the Rights Agent and to each holder of a Right Certificate, in accordance with Section 25, a notice of such proposed action, which shall specify the record date for the purposes of such stock dividend, distribution of rights or warrants, or the date on which such reclassification, consolidation, merger, sale, transfer, liquidation, dissolution, or winding up is to take place and the date of participation therein by the holders of the Series A Preferred and/or Common Stock, if any such date is to be fixed, and such notice shall be so given in the case of any action covered by clause (a) or (b) above at least ten (10) days prior to the record date for determining holders of the Series A Preferred for purposes of such action, and in the case of any such other action, at least ten (10) days prior to the date of the taking of such proposed action or the date of participation therein by the holders of the Series A Preferred and/or Common Stock, whichever shall be the earlier.

In case any event set forth in Section 11.1.2 or Section 13 shall occur, then, in any such case, (i) the Company shall as soon as practicable thereafter give to the Rights Agent and to each holder of a Right Certificate, in accordance with Section 25, a notice of the occurrence of such event, which notice shall describe the event and the consequences of the event to holders of Rights under Section 11.1.2 and Section 13, and (ii) all references in this Section 24 to Series A Preferred shall be deemed thereafter to refer to Common Stock and/or, if appropriate, other securities.

Section 25. Notices. Notices or demands authorized by this Agreement to be given or made by the Rights Agent or by the holder of any Right Certificate to or on the Company shall be sufficiently given or made if sent by overnight delivery service or first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) as follows:

Desktop Metal, Inc.

63 3rd Avenue

Burlington, MA 01803

Attention: General Counsel

Subject to the provisions of Section 21 and Section 24, any notice or demand authorized by this Agreement to be given or made by the Company or by the holder of any Right Certificate to or on the Rights Agent shall be sufficiently given or made if sent by overnight delivery service or first- class mail, postage prepaid, addressed (until another address is filed in writing with the Company) as follows:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, NY 10004-1561

Attention: Legal Department

Email: Compliance@continentalstock.com

Notices or demands authorized by this Agreement to be given or made by the Company or the Rights Agent to the holder of any Right Certificate (or, prior to the Distribution Date, to the holder of any certificate representing Common Stock or of any Book Entry Shares) shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as shown on the registry books of the Company or the transfer agent or registrar for the Common Stock; provided that prior to the Distribution Date a filing by the Company with the Securities and Exchange Commission shall constitute sufficient notice to the holders of securities of the Company, including the Rights, for purposes of this Agreement and no other notice need be given.

Section 26. Supplements and Amendments. For so long as the Rights are then redeemable, the Company may in its sole and absolute discretion, and the Rights Agent shall, if the Company so directs, supplement or amend any provision of this Agreement in any respect without the approval of any holders of Rights or Common Stock. From and after the time that the Rights are no longer redeemable, the Company may, and the Rights Agent shall, if the Company so directs, from time to time supplement or amend this Agreement without the approval of any holders of Rights (i) to cure any ambiguity or to correct or supplement any provision contained herein which may be defective or inconsistent with any other provisions herein or (ii) to make any other changes or provisions in regard to matters or questions arising hereunder which the Company may deem necessary or desirable, including but not limited to extending the Final Expiration Date; provided, however, that no such supplement or amendment shall adversely affect the interests of the holders of Rights as such (other than an Acquiring Person or a Related Person of an Acquiring Person), and no such supplement or amendment may cause the Rights again to become redeemable or cause this Agreement again to become amendable as to an Acquiring Person or a Related Person of an Acquiring Person, other than in accordance with this sentence; provided further, that the right of the Board to extend the Distribution Date shall not require any amendment or supplement hereunder. Upon the delivery of a certificate from an appropriate officer of the Company which states that the proposed supplement or amendment is in compliance with the terms of this Section 26, the Rights Agent shall execute such supplement or amendment; provided that any supplement or amendment that does not amend Sections 18, 19, 20 or 21 hereof or this Section 26 or any other Section of this Agreement in a manner adverse to the Rights Agent shall become effective immediately upon execution by the Company, whether or not also executed by the Rights Agent. The Company shall promptly provide the Rights Agent with written notice of such supplement or amendment.

Section 27. Exchange.

27.1. Exchange of Common Stock for Rights. The Board may, at its option, at any time after the occurrence of a Trigger Event, exchange Common Stock for all or part of the then outstanding and exercisable Rights (which shall not include Rights that have become void pursuant to the provisions of Section 11.1.2) by exchanging at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (such amount per Right being hereinafter referred to as the “Exchange Consideration”). Notwithstanding the foregoing, the Board shall not be empowered to effect such exchange at any time after any Acquiring Person shall have become the Beneficial Owner of 50% or more of the Common Stock then outstanding. From and after the occurrence of an event specified in Section 13.1, any Rights that theretofore have not been exchanged pursuant to this Section 27.1 shall thereafter be exercisable only in accordance with Section 13 and may not be exchanged pursuant to this Section 27.1. The exchange of the Rights by the Board may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Without limiting the foregoing, prior to effecting an exchange pursuant to this Section 27, the Board may direct the Company to enter into a Trust Agreement in such form and with such terms as the Board shall then approve (the “Trust Agreement”). If the Board so directs, the Company shall enter into the Trust Agreement and shall issue to the trust created by such agreement (the “Trust”) all of the Common Stock issuable pursuant to the exchange (or any portion thereof that has not theretofore been issued in connection with the exchange). From and after the time at which such shares are issued to the Trust, all stockholders then entitled to receive shares pursuant to the exchange shall be entitled to receive such shares (and any dividends or distributions made thereon after the date on which such shares are deposited in the Trust) only from the Trust and solely upon compliance with the relevant terms and provisions of the Trust Agreement. Any Common Stock or Series A Preferred issued at the direction of the Board in connection herewith shall be validly issued, fully paid and nonassessable Common Stock or Series A Preferred (as the case may be), and the Company shall be deemed to have received as consideration for such issuance a benefit having a value that is at least equal to the aggregate par value of the shares so issued.

27.2. Exchange Procedures. Immediately upon the effectiveness of the action of the Board ordering the exchange for any Rights pursuant to Section 27.1 and without any further action and without any notice, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such Rights shall be to receive the Exchange Consideration. The Company shall promptly give public notice of any such exchange; provided, however, that the failure to give, or any defect in, such notice shall not affect the validity of such exchange. The Company promptly shall mail a notice of any such exchange to all of the holders of such Rights at their last addresses as they appear upon the registry books of the Rights Agent. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of exchange shall state the method by which the exchange of the Common Stock for Rights will be effected and, in the event of any partial exchange, the number of Rights which will be exchanged. Any partial exchange shall be effected pro rata based on the number of Rights (other than the Rights that have become void pursuant to the provisions of Section 11.1.2) held by each holder of Rights.

27.3. Insufficient Shares. The Company may at its option substitute, for each share of Common Stock that would otherwise be issuable upon exchange of a Right, (i) a number of shares of Series A Preferred or fraction thereof (or equivalent preferred stock, as such term is defined in Section 11.2), (ii) cash, (iii) other equity securities of the Company or common stock equivalents, as such term is defined in Section 11.1.3), (iv) debt securities of the Company, (v) other assets or (vi) any combination of the foregoing, in each case having an aggregate value equal to the current per share market price of one share of Common Stock (determined pursuant to Section 11.4) as of the date of such exchange. In the event that there shall not be sufficient shares of Common Stock issued but not outstanding or authorized but unissued and otherwise available for issuance to permit an exchange of Rights for Common Stock as contemplated in accordance with this Section 27, the Company shall substitute to the extent of such insufficiency, for each share of Common Stock that would otherwise be issuable upon exchange of a Right, consideration of any type described in Section 11.1.3(B)(1)-(7), which consideration shall have an aggregate current per share market price (determined pursuant to Section 11.4 hereof) equal to the current per share market price of one share of Common Stock (determined pursuant to Section 11.4 hereof) as of the date of such exchange.

Section 28. Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

Section 29. Benefits of this Agreement. Nothing in this Agreement shall be construed to give to any Person or corporation other than the Company, the Rights Agent and the registered holders of the Right Certificates (and, prior to the Distribution Date, the Common Stock) any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the registered holders of the Right Certificates (and, prior to the Distribution Date, the Common Stock).

Section 30. Determination and Actions by the Board or Committee Thereof. The Board, or a duly authorized committee thereof, shall have the exclusive power and authority to administer this Agreement and to exercise the rights and powers specifically granted to the Board or to the Company, or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to (i) interpret the provisions of this Agreement and (ii) make all determinations deemed necessary or advisable for the administration of this Agreement (including, without limitation, a determination to redeem or not redeem the Rights or amend this Agreement). In administering this Agreement and exercising the rights and powers specifically granted to the Board and to the Company hereunder, and in interpreting this Agreement and making any determination hereunder, the Board, or a duly authorized committee thereof, may consider any and all facts, circumstances or information it deems to be necessary, useful or appropriate. All such actions, calculations, interpretations and determinations that are done or made by the Board, or a duly authorized committee thereof, in good faith shall be final, conclusive and binding on the Company, the Rights Agent, the holders of the Rights, as such, and all other parties to the fullest extent permitted by applicable law.

Section 31. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 32. Governing Law. This Agreement and each Right Certificate issued hereunder shall be deemed to be a contract made under the internal laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

Section 33. Counterparts. This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. A signature to this Agreement transmitted electronically shall have the same authority, effect and enforceability as an original signature.

Section 34. Descriptive Headings. Descriptive headings of the several Sections of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

Section 35. Termination Upon Expiration Date. Notwithstanding anything to the contrary in this Agreement, upon the Expiration Date and without any further action by the Rights Agent, the Company, Sun, Merger Sub or any current or former holder of Rights, (i) this Agreement, the Rights, and any right to exercise the Rights provided for hereunder shall terminate and be void and of no further force or effect, and (ii) the Rights outstanding immediately prior to the Expiration Date shall expire in their entirety and the holders of such Rights shall not be entitled to any benefits, payments, rights or other interests under this Agreement, including, without limitation, the right to purchase or otherwise acquire Series A Preferred or any other securities of the Company. The Company will notify in writing the Rights Agent of the occurrence of the Effective Time. The Rights Agent will not be deemed to have knowledge of the Effective Time unless and until it has received such written notice.

Section 36. Exception for Merger Agreement. Notwithstanding anything to the contrary in this Agreement, none of the execution, delivery or performance of the Merger Agreement or the voting agreements contemplated thereby, or the public announcement or the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement or the voting agreements contemplated thereby, shall result in a Stock Acquisition Date or Distribution Date or in any way permit any Rights to be exercised pursuant to Section 7, Section 11.1.2  or Section 13, or otherwise for consideration or exchanged pursuant to Section 27. Nothing in this Agreement shall be construed to give any holder of Rights or any other Person any legal or equitable rights, remedy or claim under this Agreement in connection with the execution, delivery or performance of the Merger Agreement or the voting agreements contemplated thereby, or the Merger or any of the other transactions contemplated by the Merger Agreement or the voting agreements contemplated thereby.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, as of the day and year first above written.

DESKTOP METAL, INC.

By
Name:
Title:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By
Name:
Title:

EXHIBIT A

FORM OF

CERTIFICATE OF DESIGNATIONS

of

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

of

DESKTOP METAL, INC.

(Pursuant to Section 151 of the

Delaware General Corporation Law)

Desktop Metal, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (hereinafter called the “Corporation”), hereby certifies that the following resolution was adopted by the Board of Directors of the Corporation (hereinafter called the “Board of Directors” or the “Board”) as required by Section 151 of the General Corporation Law at a meeting duly called and held on May [ ● ], 2023.

RESOLVED, that pursuant to the authority expressly granted to and vested in the Board in accordance with the provisions of the Second Amended and Restated Certificate of Incorporation of the Corporation, the Board hereby creates a series of Preferred Stock, par value $0.0001 per share (the “Preferred Stock”), of the Corporation and hereby states the designation and number of shares, and fixes the relative rights, powers and preferences, and qualifications, limitations and restrictions thereof as follows:

Section 1. Designation and Amount. The shares of such series shall be designated as “Series A Junior Participating Preferred Stock” (the “Series A Preferred”) and the number of shares constituting the Series A Preferred shall be 500,000. Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, that no decrease shall reduce the number of shares of Series A Preferred to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible into Series A Preferred.

Section 2. Dividends and Distributions.

(A) Subject to the prior and superior rights of the holders of any shares of any class or series of stock of this Corporation ranking prior and superior to the Series A Preferred with respect to dividends, the holders of shares of Series A Preferred, in preference to the holders of Class A Common Stock, par value $0.0001 per share (the “Common Stock”), of the Corporation, and of any other stock ranking junior to the Series A Preferred, shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the first day of March, June, September and December in each year (each such date being referred to herein as a “Quarterly Dividend Payment Date”), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Preferred, in an amount per share (rounded to the nearest cent) equal to the greater of (a) $1.00 or (b) subject to the provision for adjustment hereinafter set forth, 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on the Common Stock since the immediately preceding Quarterly Dividend Payment Date or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series A Preferred. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision, combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the amount to which holders of shares of Series A Preferred were entitled immediately prior to such event under clause (b) of the preceding sentence shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) The Corporation shall declare a dividend or distribution on the Series A Preferred as provided in paragraph (A) of this Section 2 immediately after it declares a dividend or distribution on the Common Stock (other than a dividend payable in shares of Common Stock); provided that, in the event no dividend or distribution shall have been declared on the Common Stock during the period between any Quarterly Dividend Payment Date and the next subsequent Quarterly Dividend Payment Date, a dividend of $1.00 per share on the Series A Preferred shall nevertheless be payable when, as and if declared by the Board of Directors, in accordance with paragraph (A) above on such subsequent Quarterly Dividend Payment Date.

(C) Dividends shall begin to accrue and be cumulative on outstanding shares of Series A Preferred from the Quarterly Dividend Payment Date next preceding the date of issue of such shares, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series A Preferred entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series A Preferred in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series A Preferred entitled to receive payment of a dividend or distribution declared thereon, which record date shall be not more than sixty (60) days prior to the date fixed for the payment thereof.

Section 3. Voting Rights. The holders of shares of Series A Preferred shall have the following voting rights:

(A) Subject to the provision for adjustment hereinafter set forth, each share of Series A Preferred shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the shareholders of the Corporation. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision, combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the number of votes per share to which holders of shares of Series A Preferred were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) Except as otherwise provided herein, in any other Certificate of Designations creating a series of Preferred Stock or any similar stock, or by law, the holders of shares of Series A Preferred and the holders of shares of Common Stock and any other capital stock of the Corporation having general voting rights shall vote together as one class on all matters submitted to a vote of shareholders of the Corporation.

(C) Except as set forth herein, or as otherwise provided by law, holders of Series A Preferred shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

(D) If, at the time of any annual meeting of stockholders for the election of directors, the equivalent of six quarterly dividends (whether or not consecutive) payable on any share or shares of Series A Preferred are in default, the number of directors constituting the Board of Directors of the Corporation shall be increased by two. In addition to voting together with the holders of Common Stock for the election of other directors of the Corporation, the holders of record of the Series A Preferred, voting separately as a class to the exclusion of the holders of Common Stock, shall be entitled at such meeting of stockholders (and at each subsequent annual meeting of stockholders), unless all dividends in arrears on the Series A Preferred have been paid or declared and set apart for payment prior thereto, to vote for the election of two directors of the Corporation, the holders of any Series A Preferred being entitled to cast a number of votes per share of Series A Preferred as is specified in paragraph (A) of this Section 3. Each such additional director shall serve until the next annual meeting of stockholders for the election of directors, or until his successor shall be elected and shall qualify, or until his right to hold such office terminates pursuant to the provisions of this Section 3(D). Until the default in payments of all dividends which permitted the election of said directors shall cease to exist, any director who shall have been so elected pursuant to the provisions of this Section 3(D) may be removed at any time, without cause, only by the affirmative vote of the holders of the shares of Series A Preferred at the time entitled to cast a majority of the votes entitled to be cast for the election of any such director at a special meeting of such holders called for that purpose, and any vacancy thereby created may be filled by the vote of such holders. If and when such default shall cease to exist, the holders of the Series A Preferred shall be divested of the foregoing special voting rights, subject to revesting in the event of each and every subsequent like default in payments of dividends. Upon the termination of the foregoing special voting rights, the terms of office of all persons who may have been elected directors pursuant to said special voting rights shall forthwith terminate, and the number of directors constituting the Board of Directors shall be reduced by two. The voting rights granted by this Section 3(D) shall be in addition to any other voting rights granted to the holders of the Series A Preferred in this Section 3.

Section 4. Certain Restrictions.

(A) Whenever quarterly dividends or other dividends or distributions payable on the Series A Preferred as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series A Preferred outstanding shall have been paid in full, the Corporation shall not:

(i) declare or pay dividends, or make any other distributions, on any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred;

(ii) declare or pay dividends, or make any other distributions, on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred, except dividends paid ratably on the Series A Preferred and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

(iii) redeem or purchase or otherwise acquire for consideration shares of any stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for shares of any stock of the Corporation ranking junior (both as to dividends and upon dissolution, liquidation or winding up) to the Series A Preferred; or

(iv) redeem or purchase or otherwise acquire for consideration any shares of Series A Preferred, or any shares of stock ranking on a parity with the Series A Preferred, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

(B) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under paragraph (A) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

Section 5. Reacquired Shares. Any shares of Series A Preferred purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock subject to the conditions and restrictions on issuance set forth herein, in the Second Amended and Restated Certificate of Incorporation of the Corporation or in any other Certificate of Designations creating a series of Preferred Stock or any similar stock or as otherwise required by law.

Section 6. Liquidation, Dissolution or Winding Up.

(A) Upon any liquidation, dissolution or winding up of the Corporation, voluntary or otherwise no distribution shall be made (i) to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred unless, prior thereto, the holders of Series A Preferred shall have received an amount per share (the “Series A Preferred Liquidation Preference”) equal to $1,000 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, provided that the holders of shares of Series A Preferred shall be entitled to receive an aggregate amount per share, subject to the provision for adjustment hereinafter set forth, equal to 1,000 times the aggregate amount to be distributed per share to holders of Common Stock, or (ii) to the holders of shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred, except distributions made ratably on the Series A Preferred and all such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision, combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the aggregate amount to which holders of Series A Preferred were entitled immediately prior to such event under the proviso in clause (i) of the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that are outstanding immediately prior to such event.

(B) In the event, however, that there are not sufficient assets available to permit payment in full of the Series A Preferred Liquidation Preference and the liquidation preferences of all other classes and series of stock of the Corporation, if any, that rank on a parity with the Series A Preferred in respect thereof, then the assets available for such distribution shall be distributed ratably to the holders of the Series A Preferred and the holders of such parity shares in proportion to their respective liquidation preferences.

(C) Neither the merger or consolidation of the Corporation into or with another corporation nor the merger or consolidation of any other corporation into or with the Corporation shall be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this Section 6.

Section 7. Consolidation, Merger, etc. In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case each share of Series A Preferred shall at the same time be similarly exchanged or changed into an amount per share, subject to the provision for adjustment hereinafter set forth, equal to 1,000 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision, combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series A Preferred shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Section 8. No Redemption. The Series A Preferred shall not be redeemable by the Corporation.

Section 9. Rank. The Series A Preferred shall rank, with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up, junior to all series of any other class of the Corporation’s Preferred Stock, except to the extent that any such other series specifically provides that it shall rank on a parity with or junior to the Series A Preferred.

Section 10. Amendment. At any time any shares of Series A Preferred are outstanding, the Second Amended and Restated Certificate of Incorporation of the Corporation shall not be further amended in any manner which would materially alter or change the powers, preferences or special rights of the Series A Preferred so as to affect them adversely without the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A Preferred, voting separately as a single class.

Section 11. Fractional Shares. Series A Preferred may be issued in fractions of a share that shall entitle the holder, in proportion to such holder’s fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series A Preferred.

*                     *                     *

EXHIBIT B

[Form of Right Certificate]

Certificate No. R-	Rights

NOT EXERCISABLE AFTER JULY 24, 2024 OR EARLIER IF NOTICE OF REDEMPTION OR EXCHANGE IS GIVEN OR IF THE COMPANY IS MERGED OR ACQUIRED PURSUANT TO AN AGREEMENT OF THE TYPE DESCRIBED IN SECTION 13.3 OF THE AGREEMENT. THE RIGHTS ARE SUBJECT TO REDEMPTION AT $0.0001 PER RIGHT, AND TO EXCHANGE ON THE TERMS SET FORTH IN THE AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SECTION 11.1.2 OF THE AGREEMENT), RIGHTS BENEFICIALLY OWNED BY OR TRANSFERRED TO AN ACQUIRING PERSON (AS DEFINED IN THE AGREEMENT), OR ANY SUBSEQUENT HOLDER OF SUCH RIGHTS, WILL BECOME NULL AND VOID AND WILL NO LONGER BE TRANSFERABLE.

Right Certificate

DESKTOP METAL, INC.

This certifies that                        , or registered assigns, is the registered owner of the number of Rights set forth above, each of which entitles the owner thereof, subject to the terms, provisions and conditions of the Rights Agreement, dated as of May [ ● ], 2023, as the same may be amended from time to time (the “Agreement”), between Desktop Metal, Inc., a Delaware corporation (the “Company”), and Continental Stock Transfer & Trust Company, as Rights Agent (the “Rights Agent”), to purchase from the Company at any time after the Distribution Date and prior to 5:00 P.M. (New York time) on July 24, 2024, at the offices of the Rights Agent, or its successors as Rights Agent, designated for such purpose, one one-thousandth of a fully paid, nonassessable share of Series A Junior Participating Preferred Stock, par value $0.0001 per share (the “Series A Preferred”), of the Company, at a purchase price of $[EXERCISE PRICE] per one one-thousandth of a share of Series A Preferred, subject to adjustment (the “Purchase Price”), upon presentation and surrender of this Right Certificate with the Form of Election to Purchase and certification duly executed. The number of Rights evidenced by this Right Certificate (and the number of one-thousandths of a share of Series A Preferred which may be purchased upon exercise thereof) set forth above, and the Purchase Price set forth above, are the number and Purchase Price as of May [ ● ], 2023, based on the Series A Preferred as constituted at such date. Capitalized terms used in this Right Certificate without definition shall have the meanings ascribed to them in the Agreement. As provided in the Agreement, the Purchase Price and the number of shares of Series A Preferred which may be purchased upon the exercise of the Rights evidenced by this Right Certificate are subject to modification and adjustment upon the happening of certain events.

This Right Certificate is subject to all of the terms, provisions and conditions of the Agreement, which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities hereunder of the Rights Agent, the Company and the holders of the Right Certificates. Copies of the Agreement are on file at the principal offices of the Company and the Rights Agent.

This Right Certificate, with or without other Right Certificates, upon surrender at the offices of the Rights Agent designated for such purpose, may be exchanged for another Right Certificate or Right Certificates of like tenor and date evidencing Rights entitling the holder to purchase a like aggregate number of one-thousandths of a share of Series A Preferred as the Rights evidenced by the Right Certificate or Right Certificates surrendered shall have entitled such holder to purchase. If this Right Certificate shall be exercised in part, the holder shall be entitled to receive upon surrender hereof another Right Certificate or Right Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Agreement, the Board may, at its option, (i) redeem the Rights evidenced by this Right Certificate at a redemption price of $0.0001 per Right or (ii) exchange Common Stock for the Rights evidenced by this Certificate, in whole or in part.

No fractional Series A Preferred will be issued upon the exercise of any Right or Rights evidenced hereby (other than fractions of Series A Preferred which are integral multiples of one one-thousandth of a share of Series A Preferred, which may, at the election of the Company, be evidenced by depository receipts), but in lieu thereof a cash payment will be made, as provided in the Agreement.

No holder of this Right Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of the Series A Preferred or of any other securities of the Company which may at any time be issuable on the exercise hereof, nor shall anything contained in the Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting stockholders (except as provided in the Agreement), or to receive dividends or subscription rights, or otherwise, until the Right or Rights evidenced by this Right Certificate shall have been exercised as provided in the Agreement.

If any term, provision, covenant or restriction of the Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of the Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

This Right Certificate shall not be valid or binding for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Company and its corporate seal.

Dated as of _________, 202_.

Attest:		DESKTOP METAL, INC.

By		By
	Title:		Title:

Countersigned:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY,

as Rights Agent

By
Authorized Signature

Form of Reverse Side of Right Certificate

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder

desires to transfer the Right Certificate.)

FOR VALUE RECEIVED

hereby sells, assigns and transfers unto

(Please print name and address

of transferee)

Rights evidenced by this Right Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint                 Attorney, to transfer the within Right Certificate on the books of the within-named Company, with full power of substitution.

Dated:

Signature

Signature Medallion Guaranteed:

Signatures must be guaranteed by an “eligible guarantor institution” as defined in Rule 17Ad-15 promulgated under the Securities Exchange Act of 1934, as amended, which is a member of a recognized Medallion Signature Guarantee Program.

The undersigned hereby certifies that:

(1) the Rights evidenced by this Right Certificate are not Beneficially Owned by and are not being assigned to an Acquiring Person or a Related Person of an Acquiring Person; and

(2) after due inquiry and to the best knowledge of the undersigned, the undersigned did not acquire the Rights evidenced by this Right Certificate from any Person who is, was or subsequently became an Acquiring Person or a Related Person of an Acquiring Person.

Dated:

Signature

FORM OF ELECTION TO PURCHASE

(To be executed if holder desires to
exercise the Right Certificate.)

To: Desktop Metal, Inc.

The undersigned hereby irrevocably elects to exercise                             Rights represented by this Right Certificate to purchase the Series A Preferred issuable upon the exercise of such Rights (or such other securities or property of the Company or of any other Person which may be issuable upon the exercise of the Rights) and requests that certificates for such stock (or such other securities or property of the Company or of any other Person which may be issuable upon the exercise of the Rights) be issued in the name of (or to, as the case may be):

(Please print name and address)

If such number of Rights shall not be all the Rights evidenced by this Right Certificate, a new Right Certificate for the balance remaining of such Rights shall be registered in the name of and delivered to:

Please insert social security

or other identifying number

(Please print name and address)

Dated:

Signature

Signature Medallion Guaranteed:

Signatures must be guaranteed by an “eligible guarantor institution” as defined in Rule 17Ad-15 promulgated under the Securities Exchange Act of 1934, as amended, which is a member of a recognized Medallion Signature Guarantee Program.

The undersigned hereby certifies that:

(1) the Rights evidenced by this Right Certificate are not Beneficially Owned by and are not being assigned to an Acquiring Person or a Related Person of an Acquiring Person; and

(2) after due inquiry and to the best knowledge of the undersigned, the undersigned did not acquire the Rights evidenced by this Right Certificate from any Person who is, was or subsequently became an Acquiring Person or a Related Person of an Acquiring Person.

Dated:

Signature

NOTICE

The signature in the foregoing Form of Assignment and Form of Election to Purchase must conform to the name as written upon the face of this Right Certificate in every particular, without alteration or enlargement or any change whatsoever.

In the event the certification set forth above in the Form of Assignment or Form of Election to Purchase is not completed, the Company will deem the Beneficial Owner of the Rights evidenced by this Right Certificate to be an Acquiring Person or a Related Person of an Acquiring Person and such Assignment or Election to Purchase will not be honored.

EXHIBIT C

As described in the Rights Agreement, Rights which are

held by or have been held by an Acquiring Person or any Related Persons of an Acquiring Person (as such terms are defined in the Rights Agreement) and certain transferees thereof shall become null and void and will no longer be transferable.

SUMMARY OF RIGHTS TO PURCHASE
PREFERRED STOCK

On May [ ● ], 2023 the Board of Directors of Desktop Metal, Inc. (the “Company”) declared a dividend of one preferred stock purchase right (a “Right”) for each share of Class A Common Stock, par value $0.0001 (the “Common Stock”), of the Company outstanding at the close of business on June 9, 2023 (the “Record Date”). As long as the Rights are attached to the Common Stock, the Company will issue one Right (subject to adjustment) with each new share of Common Stock so that all such shares will have attached Rights. When exercisable, each Right will entitle the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock (the “Series A Preferred”) of the Company at a price of $[EXERCISE PRICE] per one one-thousandth of a share of Series A Preferred, subject to certain anti-dilution adjustments (the “Purchase Price”). The description and terms of the Rights are set forth in a Rights Agreement, dated as of May [ ● ], 2023, as the same may be amended from time to time (the “Agreement”), between the Company and Continental Stock Transfer & Trust Company, as Rights Agent (the “Rights Agent”). The Agreement was adopted in connection with the proposed combination of the businesses of the Company and Stratasys Ltd., an Israeli company (“Sun”), pursuant to that certain Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”) by and among the Company, Sun, and Tetris Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Sun (“Merger Sub”).

Until the earlier to occur of (i) the close of business on the tenth (10th) business day following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Stock (an “Acquiring Person”) or (ii) the close of business on the tenth (10th) business day (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the Common Stock (the earlier of (i) and (ii) being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificates or, with respect to any uncertificated Common Stock registered in book entry form, by notation in book entry, in either case together with a copy of this Summary of Rights. The Agreement provides that any person who beneficially owned 15% or more of the Common Stock immediately prior to the first public announcement of the adoption of the Agreement, together with any affiliates and associates of that person (each an “Existing Holder”), shall not be deemed to be an “Acquiring Person” for purposes of the Agreement unless the Existing Holder becomes the beneficial owner of one or more additional shares of Common Stock (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Stock in Common Stock or pursuant to a split or subdivision of the outstanding Common Stock). However, if upon acquiring beneficial ownership of one or more additional shares of Common Stock, the Existing Holder does not beneficially own 15% or more of the Common Stock then outstanding, the Existing Holder shall not be deemed to be an “Acquiring Person” for purposes of the Agreement.

The Agreement provides that neither Sun or Merger Sub, or any of their respective affiliates or associates, either individually or collectively, shall be deemed to be an “Acquiring Person” as a result of (i) the approval, adoption, execution, delivery and, if applicable, any amendment, of the Merger Agreement or the voting agreements contemplated thereby, (ii) the acquisition or the right to acquire beneficial ownership of the common stock of the Company as a result of execution of the Merger Agreement, (iii) the execution of and entry into the voting agreements contemplated by the Merger Agreement by the parties thereto, or (iv) the public announcement and consummation of the Merger (as defined in the Merger Agreement) or the other transactions contemplated by the Merger Agreement or the voting agreements contemplated thereby. Further, the Agreement provides that none of the execution, delivery or performance of the Merger Agreement or the voting agreements contemplated thereby, or the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement or the voting agreements contemplated thereby, will result in a Stock Acquisition Date (as defined in the Agreement) or Distribution Date (as defined in the Agreement) or permit any Rights to be exercised or exchanged pursuant to the Agreement.

The Agreement provides that until the Distribution Date (or earlier redemption, exchange, termination or expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption, exchange, termination or expiration of the Rights), new Common Stock certificates issued after the close of business on the Record Date upon transfer or new issuance of the Common Stock will contain a notation incorporating the Agreement by reference, and the Company will deliver a notice to that effect upon the transfer or new issuance of book entry shares. Until the Distribution Date (or earlier redemption, exchange, termination or expiration of the Rights), the surrender for transfer of any certificates for Common Stock or any book entry shares, with or without such notation, notice or a copy of this Summary of Rights, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate or the book entry shares. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire upon the earlier of immediately prior to the Effective Time (as defined in the Merger Agreement) of the Merger and July 24, 2024, subject to the Company’s right to extend such date (the “Final Expiration Date”), unless earlier redeemed or exchanged by the Company or terminated.

Each share of Series A Preferred purchasable upon exercise of the Rights will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1.00 per share or, if greater, an aggregate dividend of 1,000 times the dividend, if any, declared per share of Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Series A Preferred will be entitled to a minimum preferential liquidation payment of $1,000 per share (plus any accrued but unpaid dividends), provided that such holders of the Series A Preferred will be entitled to an aggregate payment of 1,000 times the payment made per share of Common Stock. Each share of Series A Preferred will have 1,000 votes and will vote together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Series A Preferred will be entitled to receive 1,000 times the amount received per share of Common Stock. Series A Preferred will not be redeemable. These rights are protected by customary antidilution provisions. Because of the nature of the Series A Preferred’s dividend, liquidation and voting rights, the value of one one-thousandth of a share of Series A Preferred purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

The Purchase Price payable, and the number of shares of Series A Preferred or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Series A Preferred, (ii) upon the grant to holders of the Series A Preferred of certain rights or warrants to subscribe for or purchase Series A Preferred or convertible securities at less than the current market price of the Series A Preferred or (iii) upon the distribution to holders of the Series A Preferred of evidences of indebtedness, cash, securities or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend theretofore paid or, in case regular periodic cash dividends have not theretofore been paid, at a rate not in excess of 50% of the average net income per share of the Company for the four quarters ended immediately prior to the payment of such dividend, or dividends payable in Series A Preferred (which dividends will be subject to the adjustment described in clause (i) above)) or of subscription rights or warrants (other than those referred to above).

In the event that a Person becomes an Acquiring Person or if the Company were the surviving corporation in a merger with an Acquiring Person or any affiliate or associate of an Acquiring Person and shares of the Common Stock were not changed or exchanged, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the then current Purchase Price of the Right. In the event that, after a Person has become an Acquiring Person, the Company were acquired in a merger or other business combination transaction or more than 50% of its assets or earning power were sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then current Purchase Price of the Right.

At any time after a Person becomes an Acquiring Person and prior to the earlier of one of the events described in the last sentence of the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the then outstanding Common Stock, the Board of Directors may cause the Company to exchange the Rights (other than Rights owned by an Acquiring Person which will have become void), in whole or in part, for shares of Common Stock at an exchange rate of one share of Common Stock per Right (subject to adjustment).

No adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Series A Preferred or Common Stock will be issued (other than fractions of Series A Preferred which are integral multiples of one one-thousandth of a share of Series A Preferred, which may, at the election of the Company, be evidenced by depository receipts), and in lieu thereof, a payment in cash will be made based on the market price of the Series A Preferred or Common Stock on the last trading date prior to the date of exercise.

The Rights may be redeemed in whole, but not in part, at a price of $0.0001 per Right (the “Redemption Price”) by the Board of Directors at any time prior to the time that an Acquiring Person has become such. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company beyond those as an existing stockholder, including, without limitation, the right to vote or to receive dividends.

Any of the provisions of the Agreement may be amended by the Board of Directors, or a duly authorized committee thereof, for so long as the Rights are then redeemable, and after the Rights are no longer redeemable, the Company may amend or supplement the Agreement in any manner that does not adversely affect the interests of the holders of the Rights (other than an Acquiring Person or any affiliate or associate of an Acquiring Person).

A copy of the Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Current Report on Form 8-K. A copy of the Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is incorporated herein by reference.

Exhibit E

FIRST AMENDMENT

TO

RIGHTS AGREEMENT

THIS FIRST AMENDMENT TO RIGHTS AGREEMENT (this “Amendment”), dated as of May [ ● ], 2023, by and between STRATASYS LTD., an Israeli company (the “Company”), and CONTINENTAL STOCK TRANSFER & TRUST COMPANY, a New York corporation, as rights agent (the “Rights Agent”), amends the Rights Agreement, dated as of July 25, 2022, between the Company and the Rights Agent (the “Agreement”). Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to such term in the Agreement.

WHEREAS, the Company and the Rights Agent have executed and entered into the Agreement;

WHEREAS, Section 28 of the Agreement provides, among other things, that the Company may from time to time, and the Rights Agent shall, if directed by the Company, supplement or amend this Agreement without the approval of any holders of Right Certificates to make any other provisions with respect to the Rights which the Company may deem necessary or desirable (provided, among other things, that, from and after such time as any Person becomes an Acquiring Person, certain conditions must be met);

WHEREAS, to the knowledge of the Company, no Person has become an Acquiring Person;

WHEREAS, the Board of Directors of the Company deems it is advisable and in the best interests of the Company and its shareholders to amend certain provisions of the Agreement as set forth herein;

WHEREAS, the Company has provided an Officer’s Certificate in compliance with the terms of Section 28 of the Agreement, attached hereto as Exhibit A; and

WHEREAS, pursuant to and in accordance with Section 28 of the Agreement, the Company desires to amend the Agreement as set forth below.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements set forth herein, and intending to be legally bound, there parties hereto amend the Agreement is hereby amended as follows:

1.	Amendments.

(a)	The following is added as a new definition in Section 1 of the Agreement:

“Merger Agreement” shall mean that certain Agreement and Plan of Merger, dated as of May [ ● ], 2023, by and among the Company, Tetris Sub Inc., and Desktop Metal, Inc.

(b)	Paragraph (a) of Section 7 of the Agreement is amended in its entirety to read as follows:

(a) The registered holder of any Right Certificate may exercise the Rights evidenced thereby (except as otherwise provided herein), in whole or in part, at any time after the Issuance Date, upon surrender of the Right Certificate, with the form of election to purchase on the reverse side thereof properly completed and duly executed, to the Rights Agent at the principal office of the Rights Agent, together with payment of the Purchase Price for each Ordinary Share as to which the Rights are exercised, at or prior to the earliest of (i) the later of (x) the Close of Business on July 24, 2023 and (y) the conclusion of the Sun Shareholders’ Meeting (as defined in the Merger Agreement) (unless such Sun Shareholders’ Meeting has been validly adjourned or postponed, in which case at the final adjournment or postponement thereof) or, if earlier, such time as the Merger Agreement shall have been terminated in accordance with its terms (such later date, the “Final Expiration Date”), (ii) the time at which the Rights are redeemed as provided in Section 23 hereof (the “Redemption Date”), or (iii) the time at which such Rights are exchanged as provided in Section 24 hereof.

(c)	Exhibit A to the Agreement is amended as follows:

i)	The following is added on page A-1 following the phrase “provisions and conditions of the Agreement, dated as of July 25, 2022” and prior to the parenthetical for the defined term, “Agreement”:

as may be amended from time to time

ii)	The reference to “July 24, 2023” on page A-1 is removed and replaced with “the Final Expiration Date (as such term is defined in the Agreement)”.

(d)	Exhibit B to the Agreement is amended as follows:

i)	The first sentence of the second paragraph on page B-1 is to be removed and replaced with the following:

Our Board adopted the Rights Agreement, dated July 25, 2022 (as it may be amended from time to time, the “Rights Agreement”), to protect shareholders from coercive or otherwise unfair takeover tactics.

ii)	The text following the heading “Expiration” on page B-2 is to be removed and replaced with:

The Rights Agreement will expire on the later of (1) July 24, 2023 and (2) the conclusion of the Sun Shareholders’ Meeting (as defined in the Agreement and Plan of Merger, dated as of May [●], 2023, by and among the Company, Tetris Sub Inc., and Desktop Metal, Inc. (the “Merger Agreement”) (unless such Sun Shareholders’ Meeting has been validly adjourned or postponed, in which case at the final adjournment or postponement thereof) or such time as the Merger Agreement shall have been terminated in accordance with its terms (or earlier to the extent provided in the Rights Agreement).

2. Effect of this Amendment. It is the intent of the parties that this Amendment constitutes an amendment of the Agreement as contemplated by Section 28 thereof. This Amendment shall be deemed effective as of the date hereof as if executed by both parties hereto on such date. Except as expressly provided in this Amendment, the terms of the Agreement remain in full force and effect.

3. Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

4. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Israel and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state, other than with respect to the duties and rights of the Rights Agent under Sections 18-21 hereunder which shall be governed by and construed in accordance with the laws of the State of New York.

5. Severability. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, illegal or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

6. Descriptive Headings. The captions herein are included for convenience of reference only, do not constitute a part of this Amendment and shall be ignored in the construction and interpretation hereof.

7. Further Assurances. Each of the parties to this Amendment will cooperate and take such action as may be reasonably requested by the other party in order to carry out the provisions and purposes of this Amendment, the Agreement and any transactions contemplated hereunder and thereunder.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date set forth above.

STRATASYS LTD.

By:
Name:
Title:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By:
Name:
Title:

[Signature Page to First Amendment to Rights Agreement]

EXHIBIT A

OFFICER’S CERTIFICATE

May [●], 2023

Pursuant to Section 28 of the Rights Agreement, dated as of July 25, 2022 (the “Rights Agreement”), by and between Stratasys Ltd., an Israeli company (the “Company”), and Continental Stock Transfer & Trust Company, a New York corporation, as rights agent (the “Rights Agent”), the undersigned officer of the Company does hereby certify that the First Amendment to Rights Agreement, to be entered into as of the date hereof by and between the Company and the Rights Agent, is in compliance with the terms of Section 28 of the Rights Agreement.

IN WITNESS WHEREOF, the undersigned hereby executes this Officer’s Certificate as of the date first above written.

By:
Name:
Title:

[Signature Page to Officer Certificate]

EXHIBIT F

DECLARATION OF STATUS FOR ISRAELI INCOME TAX PURPOSES

(This declaration should be completed only by Non-Israeli Residents and Israeli Broker)

You are receiving this form - the “Declaration of Status for Israeli Income Tax Purposes”.

By completing this form in a manner that would substantiate your eligibility for an exemption from Israeli withholding tax, you will allow paying agent, Israeli withholding tax agent, your broker or any other withholding agent, or their authorized representatives to exempt you from Israeli withholding tax.

PART I		Identification and details of Shareholder (including Eligible Israeli Brokers)
1. Name:		2. Type of Shareholder (more than one box may be applicable):
(please print full name)		☐ Corporation (or Limited Liability Company) ☐ Individual ☐ Trust ☐ Partnership ☐ Other: _________________	☐ Bank ☐ Broker ☐ Financial Institution
3. For individuals only:		4. For all other Shareholders
Date of birth:	______/____/_ month / day / year	Country of incorporation or organization:
Country of residence:		Registration number of corporation (if applicable):
Countries of citizenship (name all citizenships):
Taxpayer Identification or Social Security No. (if applicable):		Country of residence:
5. Permanent Address (state, city, zip or postal code, street, house number, apartment number):
6. Mailing Address (if different from above):		7. Contact Details: Name: _______________ Capacity: _______________ Telephone Number _______________ (country code, area code and number):

8. I hold the Shares of the Company (mark X in the appropriate place):

☐ directly, as a Registered Holder

☐ Through a Broker. If you marked this box, please state the name of your Broker: _______________

PART II		Declaration by Non-Israeli Residents ⯈ Eligible Israeli Brokers should not complete this Part II
A. To be completed only by Individuals. I hereby declare that: (if the statement is correct, mark X in the following boxes)

A.1 ☐	I am NOT and at the date of purchase of my Shares was not a “resident of Israel” for tax purposes as defined under Israeli law, which means, among other things, that:
	●	The State of Israel is not my permanent place of residence,
	●	The State of Israel is neither my place of residence nor that of my family (for this purpose "family" shall mean spouse and children under the age of 18),
	●	My ordinary or permanent place of activity is NOT in the State of Israel and I do NOT have a permanent establishment in the State of Israel,
	●	I do NOT engage in an occupation in the State of Israel,
	●	I do NOT own a business or part of a business in the State of Israel,

	●	I am NOT insured by the Israeli National Insurance Institution,
	●	I was NOT present (nor am I planning to be present) in Israel for 183 days or more during this tax year,
	●	I was NOT present (nor am I planning to be present) in Israel for 30 days or more during this tax year, and the total period of my presence in Israel during this tax year and the two previous tax years is less than 425 days in total.
A.2 ☐	I acquired the Shares on or after 1.1.2009.
B. To be completed by Corporations (except Partnerships and Trusts). I hereby declare that: (if correct, mark X in the following boxes)
B.1 ☐	The corporation is NOT and at the date of purchase of its Shares was not a “resident of Israel” for tax purposes as defined under Israeli law, which means, among other things, that:
	●	The corporation is NOT registered with the Registrar of Companies in Israel,
	●	The corporation is NOT registered with the Registrar of "Amutot" (non profit organizations) in Israel,
	●	The control of the corporation is NOT located in Israel,
	●	The management of the corporation is NOT located in Israel,
	●	The corporation does NOT have a permanent establishment in Israel, and
	●	No Israeli resident holds, directly or indirectly via shares or through a trust or in any other manner or with another who is an Israeli resident, 25% or more of any “means of control” in the corporation as specified below:
o The right to participate in profits;
o The right to appoint a director;
o The right to vote;
o The right to share in the assets of the corporation at the time of its liquidation; and
o The right to direct the manner of exercising one of the rights specified above.
B.2 ☐ The corporation acquired the Shares on or after 1.1.2009

C. To be completed by Partnerships. I hereby declare that: (if correct, mark X in the following boxes)

C.1 ☐		The partnership is NOT and at the date of purchase of its Shares was not a “resident of Israel” for tax purposes as defined under Israeli law, which means, among other things, that:
	●	The partnership is NOT registered with the Registrar of Partnerships in Israel,
	●	The control of the partnership is NOT located in Israel,
	●	The management of the partnership is NOT located in Israel,
	●	The partnership does NOT have a permanent establishment in Israel,
	●	NO Israeli resident holds, directly or indirectly via shares or through a trust or in any other manner or with another who is an Israeli resident, 25% or more of the rights in the partnership, and
	●	NO direct partner in the partnership is an Israeli resident.
C.2 ☐ The partnership acquired the Shares on or after on or after 1.1.2009

D. To be completed by Trusts. I hereby declare that: (if correct, mark X in the following boxes)

D.1 ☐ The trust is NOT and at the date of purchase of its Shares was not a “resident of Israel” for tax purposes as defined under Israeli law, which means, among other things, that:
	●	The trust is NOT registered in Israel,
	●	The settlor of the trust is NOT an Israeli resident,
	●	The beneficiaries of the trust are NOT Israeli residents, and
	●	The trustee of the trust is NOT an Israeli resident.
D.2 ☐ The trust acquired the Shares on or after 1.1.2009

PART III	Declaration by Israeli Bank, Broker or Financial Institution ⯈ Non-Israeli Residents should not complete this Part III

I hereby declare that: (if correct, mark X in the following box)
☐	I am a bank, broker or financial institution that is a “resident of Israel” within the meaning of that term in Section 1 of the Ordinance , I am holding the Shares solely on behalf of beneficial shareholder(s) and I am subject to the provisions of the Ordinance and the regulations promulgated thereunder relating to the withholding of Israeli tax, including with respect to the cash payment (if any) made by me to such beneficial shareholder(s) with respect to Shares in connection with the Intel Tender Offer.

PART IV Certification. By signing this form, I also declare that:

	●	I understood this form and completed it correctly and pursuant to the instructions.
	●	I provided accurate, full and complete details in this form.
	●	I am aware that providing false details constitutes criminal offense.

SIGN HERE ⯈

Signature of Shareholder	Date	Capacity in which acting (or Individual authorized to sign On your behalf)

Exhibit 10.1

Execution Version

VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement, dated as of May 25, 2023 (this “Agreement”), is by and between Stratasys Ltd., an Israeli company (“Sun”), and the undersigned stockholder (the “Stockholder”) of Desktop Metal, Inc., a Delaware corporation (the “Ironman”). Capitalized terms used herein but not defined shall have the meanings specified in the Merger Agreement (as defined below).

WHEREAS, concurrently with the execution and delivery of this Agreement, Sun, Ironman and Merger Sub are entering into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, on the terms and subject to the conditions set forth therein, at the Effective Time, Merger Sub will merge with and into Ironman, with Ironman as the surviving corporation in the Merger as an indirect wholly owned subsidiary of Sun will, by virtue of the Merger;

WHEREAS, as of the date hereof, the Stockholder is the record and beneficial owner of, has the sole right to dispose of, and has the sole right to vote the number of shares of Ironman Common Stock set forth below the Stockholder’s signature on the signature page hereto (the “Shares”);

WHEREAS, receiving the Ironman Stockholder Approval is a condition to the consummation of the transactions contemplated by the Merger Agreement; and

WHEREAS, as an inducement to Sun to enter into the Merger Agreement and incur the obligations therein, Sun has required that the Stockholder enter into this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Section 1. Agreement to Vote; Restrictions on Transfers.

(a) Agreement to Vote the Shares. The Stockholder hereby irrevocably and unconditionally agrees that from the date hereof until the Expiration Time (as defined below), at any meeting (whether annual or special and each adjourned or postponed meeting) of the Ironman’s stockholders, however called, the Stockholder will (i) appear at such meeting or otherwise cause all of the Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote or cause to be voted all of the Shares, (A) in favor of the approval and adoption of the Agreement, (B) against any Acquisition Proposal, without regard to any recommendation to the stockholders of Ironman by the Board of Directors of Ironman concerning such Acquisition Proposal, and without regard to the terms of such Acquisition Proposal, or other proposal made in opposition to or that is otherwise in competition or inconsistent with the transactions contemplated by the Merger Agreement, (C) against any amendment to the Ironman Certificate of Incorporation or the Ironman bylaws that would reasonably be expected to prevent, impede or materially delay the consummation of the Merger and (D) against any action, agreement, transaction or proposal that would reasonably be expected to result in a material breach of any representation, warranty, covenant, agreement or other obligation of Ironman under the Merger Agreement or that would reasonably be expected to prevent, impede or materially delay the consummation of the Merger.

(b) Restrictions on Transfers. The Stockholder hereby agrees that, from the date hereof until the earlier of the receipt of the Ironman Stockholder Approval and the Expiration Time, the Stockholder shall not, directly or indirectly, sell, offer to sell, give, pledge, grant a security interest in, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of any Shares, or enter into any agreement, arrangement or understanding to take any of the foregoing actions (each, a “Transfer”) other than any Transfer of Shares (A) (i) to any Affiliate of the Stockholder, (ii) as a bona fide gift or gifts, (iii) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the family of the Stockholder or trusts for the benefit thereof, or (iv) by operation of law and (B) with respect to the Stockholder’s Ironman Equity Awards that vest or are exercised on or prior to the earlier of the receipt of the Ironman Stockholder Approval and the Expiration Time, to the Company in order to satisfy any required withholding taxes applicable upon such vesting or exercise of such Ironman Equity Awards; provided, that, prior to and as a condition to the effectiveness of any Transfer described in clause (A)(i), (A)(ii) or (A)(iii) above, such transferee executes a joinder to this Agreement, in a form reasonably acceptable to Sun, pursuant to which such transferee agrees to become a party to this Agreement and be subject to all of the restrictions and obligations applicable to the Stockholder and otherwise become a party for all purposes of this Agreement to the extent relating to such transferred Shares. Any Transfer in violation of this Section 1(b) shall be null and void. The Stockholder further agrees to authorize and request Ironman to notify Ironman’s transfer agent that there is a stop transfer order with respect to all of the Shares and that this Agreement places limits on the voting and Transfer of the Shares.

(c) Transfer of Voting Rights. The Stockholder hereby agrees that, prior to the earlier of the receipt of the Ironman Stockholder Approval and the Expiration Time, the Stockholder shall not deposit any Shares in a voting trust, grant any proxy or power of attorney or enter into any voting agreement or similar agreement or arrangement with any Person to vote, grant a proxy or power of attorney or give instructions with respect to the voting of the Shares in contravention of the obligations of the Stockholder under this Agreement with respect to any of the Shares owned by the Stockholder.

(d) Acquired Shares. Any shares of Ironman Common Stock or other voting securities of Ironman with respect to which beneficial ownership is acquired by the Stockholder, including, without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such securities or upon exercise or conversion of any securities of Ironman, if any, after the execution hereof shall automatically become subject to the terms of this Agreement and shall become “Shares” for all purposes hereof.

Section 2. Non-Solicit. The Stockholder shall not, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any Person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any Person relating to any Acquisition Proposal (except to disclose the existence of the provisions of this Section), or (iv) recommend or endorse an Acquisition Proposal or publicly disclose your intention to do so. For the avoidance of doubt, nothing contained herein shall prohibit the Stockholder, in his or her capacity as a member of the Board of Directors of Ironman, from taking any action in such capacity to the extent such action is permitted by the Merger Agreement.

Section 3. Representations and Warranties of the Stockholder.

(a) Representations and Warranties. The Stockholder represents and warrants to Sun as follows:

(i) Power and Authority; Consents. The Stockholder has the requisite capacity and authority to enter into and perform the Stockholder’s obligations under this Agreement. No filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary on the part of the Stockholder for the execution, delivery and performance of this Agreement by the Stockholder or the consummation by the Stockholder of the transactions contemplated hereby.

(ii) Due Authorization. This Agreement has been duly executed and delivered by the Stockholder and, assuming the due authorization, execution and delivery of this Agreement by Sun, this Agreement constitutes the valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies).

(iii) Non-Contravention. The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of the Stockholder’s obligations hereunder and the consummation by the Stockholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which the Stockholder is a party or by which the Stockholder or the Stockholder’s property or assets is bound, or any statute, rule or regulation to which the Stockholder or the Stockholder’s property or assets is subject. The Stockholder has not appointed or granted a proxy or power of attorney to any Person with respect to any Shares that remains in effect. Except for this Agreement, the Stockholder is not a party to any voting agreement, voting trust or any other contract with respect to the voting, transfer or ownership of any Shares.

(iv) Ownership of Shares. Except for restrictions in favor of Sun pursuant to this Agreement and transfer restrictions of general applicability as may be provided under applicable securities Laws, the Stockholder owns, beneficially and of record, all of the Shares free and clear of any proxy, voting restriction, adverse claim, or other Lien, and has sole voting power and sole power of disposition with respect to the Shares with no restrictions on the Stockholder’s rights of voting or disposition pertaining thereto, and no Person other than the Stockholder has any right to direct or approve the voting or disposition of any of the Shares. As of the date hereof, the number of the Shares is set forth below the Stockholder’s signature on the signature page hereto.

(v) Legal Actions. There is no action, suit, investigation, complaint or other proceeding pending against the Stockholder or, to the knowledge of the Stockholder, any other Person or, to the knowledge of the Stockholder, threatened against the Stockholder or any other Person that restricts or prohibits (or, if successful, would restrict or prohibit) the exercise by Sun of its rights under this Agreement or the performance by the Stockholder of its obligations under this Agreement.

(vi) Reliance. The Stockholder understands and acknowledges that Sun is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement and the representations and warranties of the Stockholder contained herein.

Section 4. Termination. This Agreement will terminate upon the earlier of (a) the Effective Time, (b) the date of termination of the Merger Agreement in accordance with its terms and (c) the written agreement of the Stockholder and Sun (the “Expiration Time”); provided that this Section 4 and Section 5 shall survive the Expiration Time indefinitely. Upon the termination or expiration of this Agreement, all obligations of the parties under this Agreement will terminate without any liability or other obligation on the part of any party to this Agreement to any Person with respect to this Agreement or the transactions contemplated by this Agreement, and no party to this Agreement shall have any claim against another (and no Person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter of this Agreement; provided, however, that no such termination or expiration shall relieve any party hereto from any liability for any intentional breach of this Agreement or fraud occurring prior to such termination.

Section 5. Miscellaneous.

(a) Expenses. All expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

(b) Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (i) when delivered or sent if delivered in person or sent by email (without receiving a failure of delivery message in return) or, to the extent not delivered on a Business Day during business hours, on the next Business Day, (ii) on the fifth Business Day after dispatch by registered or certified mail, or (iii) on the next Business Day if transmitted by national overnight courier, in each case as follows (or at such other address for a party as shall be specified by like notice):

(i) If to Sun, to:

Stratasys Ltd.

1 Holtzman St. Science Park

P.O. Box 2496

Rehovot 7670401

Israel

Email: vered.benjacob@stratasys.com

Attention: Vered Ben Jacob, Adv. Chief Legal Officer

with a copy (which shall not constitute notice) to:

Meitar Law Offices
Abba Hillel Silver Road 16
Ramat Gan 5250608
Israel
Email: dchertok@meitar.com and jonathana@meitar.com
Attention: J. David Chertok, Adv. and Jonathan Atha, Adv.

and

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Email: AOEmmerich@wlrk.com and VSapezhnikov@wlrk.com
Attention: Adam O. Emmerich and Viktor Sapezhnikov

(ii) If to the Stockholder, to:

Ric Fulop

38 Adams St

Lexington, MA 02420

Email: ricfulop@desktopmetal.com

(c) Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated except by an instrument in writing signed by each of the parties hereto.

(d) Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties hereto. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

(e) Third Party Beneficiaries. This Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

(f) No Partnership, Agency, or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

(g) Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto relating to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

(h) Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

(i) Specific Performance; Remedies Cumulative. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed by the Stockholder in accordance with the terms hereof and, accordingly, that Sun shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which Sun may be entitled at law or in equity. The Stockholder hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

(j) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

(k) Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to any applicable conflicts of law principles.

(l) Submission to Jurisdiction. Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding, except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts; and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 5(l) in the manner provided for notices in Section 5(b). Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by applicable Law.

(m) Waiver of Jury Trial. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

(n) Headings. Section headings of this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(o) Counterparts. This Agreement may be executed by facsimile or other electronic means and in any number of counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

STRATASYS LTD.

By:	/s/ Yoav Zeif
	Name:	Yoav Zeif
	Title:	Chief Executive Officer

By:	/s/ Eitan Zamir
	Name:	Eitan Zamir
	Title:	Chief Financial Officer

[Signature Page to Voting and Support Agreement]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

STOCKHOLDER:

RIC FULOP

/s/ Ric Fulop

Number of shares of Ironman Common Stock: 20,286,778

Address: [Redacted]

[Signature Page to Voting and Support Agreement]

Exhibit 10.2

Execution Version

VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement, dated as of May 25, 2023 (this “Agreement”), is by and between Stratasys Ltd., an Israeli company (“Sun”), and the undersigned persons (collectively, the “Stockholder”) of Desktop Metal, Inc., a Delaware corporation (the “Ironman”). Capitalized terms used herein but not defined shall have the meanings specified in the Merger Agreement (as defined below).

WHEREAS, concurrently with the execution and delivery of this Agreement, Sun, Ironman and Merger Sub are entering into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, on the terms and subject to the conditions set forth therein, at the Effective Time, Merger Sub will merge with and into Ironman, with Ironman as the surviving corporation in the Merger as an indirect wholly owned subsidiary of Sun will, by virtue of the Merger;

WHEREAS, as of the date hereof, the Stockholder is the record and beneficial owner of, has the sole right to dispose of, and has the sole right to vote the number of shares of Ironman Common Stock set forth below the Stockholder’s signature on the signature page hereto (the “Shares”);

WHEREAS, receiving the Ironman Stockholder Approval is a condition to the consummation of the transactions contemplated by the Merger Agreement; and

WHEREAS, as an inducement to Sun to enter into the Merger Agreement and incur the obligations therein, Sun has required that the Stockholder enter into this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Section 1. Agreement to Vote; Restrictions on Transfers.

(a) Agreement to Vote the Shares. The Stockholder hereby irrevocably and unconditionally agrees that from the date hereof until the Expiration Time (as defined below), at any meeting (whether annual or special and each adjourned or postponed meeting) of the Ironman’s stockholders, however called, the Stockholder will (i) appear at such meeting or otherwise cause all of the Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote or cause to be voted all of the Shares, (A) in favor of the approval and adoption of the Agreement, (B) against any Acquisition Proposal, without regard to any recommendation to the stockholders of Ironman by the Board of Directors of Ironman concerning such Acquisition Proposal, and without regard to the terms of such Acquisition Proposal, or other proposal made in opposition to or that is otherwise in competition or inconsistent with the transactions contemplated by the Merger Agreement, (C) against any amendment to the Ironman Certificate of Incorporation or the Ironman bylaws that would reasonably be expected to prevent, impede or materially delay the consummation of the Merger and (D) against any action, agreement, transaction or proposal that would reasonably be expected to result in a material breach of any representation, warranty, covenant, agreement or other obligation of Ironman under the Merger Agreement or that would reasonably be expected to prevent, impede or materially delay the consummation of the Merger.

(b) Restrictions on Transfers. The Stockholder hereby agrees that, from the date hereof until the earlier of the receipt of the Ironman Stockholder Approval and the Expiration Time, the Stockholder shall not, directly or indirectly, sell, offer to sell, give, pledge, grant a security interest in, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of any Shares, or enter into any agreement, arrangement or understanding to take any of the foregoing actions (each, a “Transfer”) other than any Transfer of Shares (A) (i) to any Affiliate of the Stockholder, (ii) as a bona fide gift or gifts, (iii) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the family of the Stockholder or trusts for the benefit thereof, or (iv) by operation of law and (B) with respect to the Stockholder’s Ironman Equity Awards that vest or are exercised on or prior to the earlier of the receipt of the Ironman Stockholder Approval and the Expiration Time, to the Company in order to satisfy any required withholding taxes applicable upon such vesting or exercise of such Ironman Equity Awards; provided, that, prior to and as a condition to the effectiveness of any Transfer described in clause (A)(i), (A)(ii) or (A)(iii) above, such transferee executes a joinder to this Agreement, in a form reasonably acceptable to Sun, pursuant to which such transferee agrees to become a party to this Agreement and be subject to all of the restrictions and obligations applicable to the Stockholder and otherwise become a party for all purposes of this Agreement to the extent relating to such transferred Shares. Any Transfer in violation of this Section 1(b) shall be null and void. The Stockholder further agrees to authorize and request Ironman to notify Ironman’s transfer agent that there is a stop transfer order with respect to all of the Shares and that this Agreement places limits on the voting and Transfer of the Shares.

(c) Transfer of Voting Rights. The Stockholder hereby agrees that, prior to the earlier of the receipt of the Ironman Stockholder Approval and the Expiration Time, the Stockholder shall not deposit any Shares in a voting trust, grant any proxy or power of attorney or enter into any voting agreement or similar agreement or arrangement with any Person to vote, grant a proxy or power of attorney or give instructions with respect to the voting of the Shares in contravention of the obligations of the Stockholder under this Agreement with respect to any of the Shares owned by the Stockholder.

(d) Acquired Shares. Any shares of Ironman Common Stock or other voting securities of Ironman with respect to which beneficial ownership is acquired by the Stockholder, including, without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such securities or upon exercise or conversion of any securities of Ironman, if any, after the execution hereof shall automatically become subject to the terms of this Agreement and shall become “Shares” for all purposes hereof.

Section 2. Non-Solicit. The Stockholder shall not, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any Person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any Person relating to any Acquisition Proposal (except to disclose the existence of the provisions of this Section), or (iv) recommend or endorse an Acquisition Proposal or publicly disclose your intention to do so.

Section 3. Representations and Warranties of the Stockholder.

(a) Representations and Warranties. The Stockholder represents and warrants to Sun as follows:

(i) Power and Authority; Consents. The Stockholder has the requisite capacity and authority to enter into and perform the Stockholder’s obligations under this Agreement. No filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary on the part of the Stockholder for the execution, delivery and performance of this Agreement by the Stockholder or the consummation by the Stockholder of the transactions contemplated hereby.

(ii) Due Authorization. This Agreement has been duly executed and delivered by the Stockholder and, assuming the due authorization, execution and delivery of this Agreement by Sun, this Agreement constitutes the valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies).

(iii) Non-Contravention. The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of the Stockholder’s obligations hereunder and the consummation by the Stockholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which the Stockholder is a party or by which the Stockholder or the Stockholder’s property or assets is bound, or any statute, rule or regulation to which the Stockholder or the Stockholder’s property or assets is subject. The Stockholder has not appointed or granted a proxy or power of attorney to any Person with respect to any Shares that remains in effect. Except for this Agreement, the Stockholder is not a party to any voting agreement, voting trust or any other contract with respect to the voting, transfer or ownership of any Shares.

(iv) Ownership of Shares. Except for restrictions in favor of Sun pursuant to this Agreement and transfer restrictions of general applicability as may be provided under applicable securities Laws, the Stockholder owns, beneficially and of record, all of the Shares free and clear of any proxy, voting restriction, adverse claim, or other Lien, and has sole voting power and sole power of disposition with respect to the Shares with no restrictions on the Stockholder’s rights of voting or disposition pertaining thereto, and no Person other than the Stockholder has any right to direct or approve the voting or disposition of any of the Shares. As of the date hereof, the number of the Shares is set forth below the Stockholder’s signature on the signature page hereto.

(v) Legal Actions. There is no action, suit, investigation, complaint or other proceeding pending against the Stockholder or, to the knowledge of the Stockholder, any other Person or, to the knowledge of the Stockholder, threatened against the Stockholder or any other Person that restricts or prohibits (or, if successful, would restrict or prohibit) the exercise by Sun of its rights under this Agreement or the performance by the Stockholder of its obligations under this Agreement.

(vi) Reliance. The Stockholder understands and acknowledges that Sun is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement and the representations and warranties of the Stockholder contained herein.

Section 4. Termination. This Agreement will terminate upon the earlier of (a) the Effective Time, (b) the date of termination of the Merger Agreement in accordance with its terms and (c) the written agreement of the Stockholder and Sun (the “Expiration Time”); provided that this Section 4 and Section 5 shall survive the Expiration Time indefinitely. Upon the termination or expiration of this Agreement, all obligations of the parties under this Agreement will terminate without any liability or other obligation on the part of any party to this Agreement to any Person with respect to this Agreement or the transactions contemplated by this Agreement, and no party to this Agreement shall have any claim against another (and no Person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter of this Agreement; provided, however, that no such termination or expiration shall relieve any party hereto from any liability for any intentional breach of this Agreement or fraud occurring prior to such termination.

Section 5. Miscellaneous.

(a) Expenses. All expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

(b) Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (i) when delivered or sent if delivered in person or sent by email (without receiving a failure of delivery message in return) or, to the extent not delivered on a Business Day during business hours, on the next Business Day, (ii) on the fifth Business Day after dispatch by registered or certified mail, or (iii) on the next Business Day if transmitted by national overnight courier, in each case as follows (or at such other address for a party as shall be specified by like notice):

(i) If to Sun, to:

Stratasys Ltd.

1 Holtzman St. Science Park

P.O. Box 2496

Rehovot 7670401

Israel

Email: vered.benjacob@stratasys.com

Attention: Vered Ben Jacob, Adv. Chief Legal Officer

with a copy (which shall not constitute notice) to:

Meitar Law Offices
Abba Hillel Silver Road 16
Ramat Gan 5250608
Israel
Email: dchertok@meitar.com and jonathana@meitar.com
Attention: J. David Chertok, Adv. and Jonathan Atha, Adv.

and

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Email: AOEmmerich@wlrk.com and VSapezhnikov@wlrk.com
Attention: Adam O. Emmerich and Viktor Sapezhnikov

(ii) If to the Stockholder, to:

c/o Kleiner Perkins Caufield & Byers, LLC
2750 Sand Hill Road
Menlo Park, CA 94025

Email: Jesse King

Attention: jking@kleinerperkins.com

(c) Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated except by an instrument in writing signed by each of the parties hereto.

(d) Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties hereto. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

(e) Third Party Beneficiaries. This Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

(f) No Partnership, Agency, or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

(g) Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto relating to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

(h) Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

(i) Specific Performance; Remedies Cumulative. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed by the Stockholder in accordance with the terms hereof and, accordingly, that Sun shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which Sun may be entitled at law or in equity. The Stockholder hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

(j) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

(k) Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to any applicable conflicts of law principles.

(l) Submission to Jurisdiction. Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding, except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts; and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 5(l) in the manner provided for notices in Section 5(b). Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by applicable Law.

(m) Waiver of Jury Trial. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

(n) Headings. Section headings of this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(o) Counterparts. This Agreement may be executed by facsimile or other electronic means and in any number of counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

STRATASYS LTD.

By:	/s/ Yoav Zeif
	Name:	Yoav Zeif
	Title:	Chief Executive Officer

By:	/s/ Eitan Zamir
	Name:	Eitan Zamir
	Title:	Chief Financial Officer

[Signature Page to Voting and Support Agreement]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

STOCKHOLDER:

KPCB Holdings, Inc., as nominee

By:	/s/ Jesse King
Name:	Jesse King
Title:	General Counsel

Kleiner Perkins Caufield & Byers XVI, LLC, a Delaware limited liability company

By: KPC XVI Associates, LLC, a Delaware limited liability company

By:	/s/ Jesse King
Name:	Jesse King
Title:	General Counsel

KPCB XVI Founders Fund, LLC, a Delaware limited liability company

By: KPC XVI Associates, LLC, a Delaware limited liability company

By:	/s/ Jesse King
Name:	Jesse King
Title:	General Counsel

[Signature Page to Voting and Support Agreement]

Kleiner Perkins Caufield & Byers XVII, LLC, a Delaware limited liability company

By: KPC XVII Associates, LLC, a Delaware limited liability company

By:	/s/ Jesse King
Name:	Jesse King
Title:	General Counsel

KPCB XVII Founders Fund, LLC, a Delaware limited liability company

By: KPC XVII Associates, LLC, a Delaware limited liability company

By:	/s/ Jesse King
Name:	Jesse King
Title:	General Counsel

Number of shares of Ironman Common Stock: 17,631,665

Address:

[Redacted]

[Signature Page to Voting and Support Agreement]

Exhibit 10.3

Execution Version

VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement, dated as of May 25, 2023 (this “Agreement”), is by and between Stratasys Ltd., an Israeli company (“Sun”), and the undersigned stockholder (the “Stockholder”) of Desktop Metal, Inc., a Delaware corporation (the “Ironman”). Capitalized terms used herein but not defined shall have the meanings specified in the Merger Agreement (as defined below).

WHEREAS, concurrently with the execution and delivery of this Agreement, Sun, Ironman and Merger Sub are entering into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, on the terms and subject to the conditions set forth therein, at the Effective Time, Merger Sub will merge with and into Ironman, with Ironman as the surviving corporation in the Merger as an indirect wholly owned subsidiary of Sun will, by virtue of the Merger;

WHEREAS, as of the date hereof, the Stockholder is the record and beneficial owner of, has the sole right to dispose of, and has the sole right to vote the number of shares of Ironman Common Stock set forth below the Stockholder’s signature on the signature page hereto (the “Shares”);

WHEREAS, receiving the Ironman Stockholder Approval is a condition to the consummation of the transactions contemplated by the Merger Agreement; and

WHEREAS, as an inducement to Sun to enter into the Merger Agreement and incur the obligations therein, Sun has required that the Stockholder enter into this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Section 1. Agreement to Vote; Restrictions on Transfers.

(a) Agreement to Vote the Shares. The Stockholder hereby irrevocably and unconditionally agrees that from the date hereof until the Expiration Time (as defined below), at any meeting (whether annual or special and each adjourned or postponed meeting) of the Ironman’s stockholders, however called, the Stockholder will (i) appear at such meeting or otherwise cause all of the Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote or cause to be voted all of the Shares, (A) in favor of the approval and adoption of the Agreement, (B) against any Acquisition Proposal, without regard to any recommendation to the stockholders of Ironman by the Board of Directors of Ironman concerning such Acquisition Proposal, and without regard to the terms of such Acquisition Proposal, or other proposal made in opposition to or that is otherwise in competition or inconsistent with the transactions contemplated by the Merger Agreement, (C) against any amendment to the Ironman Certificate of Incorporation or the Ironman bylaws that would reasonably be expected to prevent, impede or materially delay the consummation of the Merger and (D) against any action, agreement, transaction or proposal that would reasonably be expected to result in a material breach of any representation, warranty, covenant, agreement or other obligation of Ironman under the Merger Agreement or that would reasonably be expected to prevent, impede or materially delay the consummation of the Merger.

(b) Restrictions on Transfers. The Stockholder hereby agrees that, from the date hereof until the earlier of the receipt of the Ironman Stockholder Approval and the Expiration Time, the Stockholder shall not, directly or indirectly, sell, offer to sell, give, pledge, grant a security interest in, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of any Shares, or enter into any agreement, arrangement or understanding to take any of the foregoing actions (each, a “Transfer”) other than any Transfer of Shares (A) (i) to any Affiliate of the Stockholder, (ii) as a bona fide gift or gifts, (iii) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the family of the Stockholder or trusts for the benefit thereof, or (iv) by operation of law and (B) with respect to the Stockholder’s Ironman Equity Awards that vest or are exercised on or prior to the earlier of the receipt of the Ironman Stockholder Approval and the Expiration Time, to the Company in order to satisfy any required withholding taxes applicable upon such vesting or exercise of such Ironman Equity Awards; provided, that, prior to and as a condition to the effectiveness of any Transfer described in clause (A)(i), (A)(ii) or (A)(iii) above, such transferee executes a joinder to this Agreement, in a form reasonably acceptable to Sun, pursuant to which such transferee agrees to become a party to this Agreement and be subject to all of the restrictions and obligations applicable to the Stockholder and otherwise become a party for all purposes of this Agreement to the extent relating to such transferred Shares. Any Transfer in violation of this Section 1(b) shall be null and void. The Stockholder further agrees to authorize and request Ironman to notify Ironman’s transfer agent that there is a stop transfer order with respect to all of the Shares and that this Agreement places limits on the voting and Transfer of the Shares.

(c) Transfer of Voting Rights. The Stockholder hereby agrees that, prior to the earlier of the receipt of the Ironman Stockholder Approval and the Expiration Time, the Stockholder shall not deposit any Shares in a voting trust, grant any proxy or power of attorney or enter into any voting agreement or similar agreement or arrangement with any Person to vote, grant a proxy or power of attorney or give instructions with respect to the voting of the Shares in contravention of the obligations of the Stockholder under this Agreement with respect to any of the Shares owned by the Stockholder.

(d) Acquired Shares. Any shares of Ironman Common Stock or other voting securities of Ironman with respect to which beneficial ownership is acquired by the Stockholder, including, without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such securities or upon exercise or conversion of any securities of Ironman, if any, after the execution hereof shall automatically become subject to the terms of this Agreement and shall become “Shares” for all purposes hereof.

Section 2. Non-Solicit. The Stockholder shall not, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any Person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any Person relating to any Acquisition Proposal (except to disclose the existence of the provisions of this Section), or (iv) recommend or endorse an Acquisition Proposal or publicly disclose your intention to do so. For the avoidance of doubt, nothing contained herein shall prohibit the Stockholder, in his or her capacity as a member of the Board of Directors of Ironman, from taking any action in such capacity to the extent such action is permitted by the Merger Agreement.

Section 3. Representations and Warranties of the Stockholder.

(a) Representations and Warranties. The Stockholder represents and warrants to Sun as follows:

(i) Power and Authority; Consents. The Stockholder has the requisite capacity and authority to enter into and perform the Stockholder’s obligations under this Agreement. No filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary on the part of the Stockholder for the execution, delivery and performance of this Agreement by the Stockholder or the consummation by the Stockholder of the transactions contemplated hereby.

(ii) Due Authorization. This Agreement has been duly executed and delivered by the Stockholder and, assuming the due authorization, execution and delivery of this Agreement by Sun, this Agreement constitutes the valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies).

(iii) Non-Contravention. The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of the Stockholder’s obligations hereunder and the consummation by the Stockholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which the Stockholder is a party or by which the Stockholder or the Stockholder’s property or assets is bound, or any statute, rule or regulation to which the Stockholder or the Stockholder’s property or assets is subject. The Stockholder has not appointed or granted a proxy or power of attorney to any Person with respect to any Shares that remains in effect. Except for this Agreement, the Stockholder is not a party to any voting agreement, voting trust or any other contract with respect to the voting, transfer or ownership of any Shares.

(iv) Ownership of Shares. Except for restrictions in favor of Sun pursuant to this Agreement and transfer restrictions of general applicability as may be provided under applicable securities Laws, the Stockholder owns, beneficially and of record, all of the Shares free and clear of any proxy, voting restriction, adverse claim, or other Lien, and has sole voting power and sole power of disposition with respect to the Shares with no restrictions on the Stockholder’s rights of voting or disposition pertaining thereto, and no Person other than the Stockholder has any right to direct or approve the voting or disposition of any of the Shares. As of the date hereof, the number of the Shares is set forth below the Stockholder’s signature on the signature page hereto.

(v) Legal Actions. There is no action, suit, investigation, complaint or other proceeding pending against the Stockholder or, to the knowledge of the Stockholder, any other Person or, to the knowledge of the Stockholder, threatened against the Stockholder or any other Person that restricts or prohibits (or, if successful, would restrict or prohibit) the exercise by Sun of its rights under this Agreement or the performance by the Stockholder of its obligations under this Agreement.

(vi) Reliance. The Stockholder understands and acknowledges that Sun is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement and the representations and warranties of the Stockholder contained herein.

Section 4. Termination. This Agreement will terminate upon the earlier of (a) the Effective Time, (b) the date of termination of the Merger Agreement in accordance with its terms and (c) the written agreement of the Stockholder and Sun (the “Expiration Time”); provided that this Section 4 and Section 5 shall survive the Expiration Time indefinitely. Upon the termination or expiration of this Agreement, all obligations of the parties under this Agreement will terminate without any liability or other obligation on the part of any party to this Agreement to any Person with respect to this Agreement or the transactions contemplated by this Agreement, and no party to this Agreement shall have any claim against another (and no Person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter of this Agreement; provided, however, that no such termination or expiration shall relieve any party hereto from any liability for any intentional breach of this Agreement or fraud occurring prior to such termination.

Section 5. Miscellaneous.

(a) Expenses. All expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

(b) Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (i) when delivered or sent if delivered in person or sent by email (without receiving a failure of delivery message in return) or, to the extent not delivered on a Business Day during business hours, on the next Business Day, (ii) on the fifth Business Day after dispatch by registered or certified mail, or (iii) on the next Business Day if transmitted by national overnight courier, in each case as follows (or at such other address for a party as shall be specified by like notice):

(i) If to Sun, to:

Stratasys Ltd.

1 Holtzman St. Science Park

P.O. Box 2496

Rehovot 7670401

Israel

Email: vered.benjacob@stratasys.com

Attention: Vered Ben Jacob, Adv. Chief Legal Officer

with a copy (which shall not constitute notice) to:

Meitar Law Offices
Abba Hillel Silver Road 16
Ramat Gan 5250608
Israel
Email: dchertok@meitar.com and jonathana@meitar.com
Attention: J. David Chertok, Adv. and Jonathan Atha, Adv.

and

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Email: AOEmmerich@wlrk.com and VSapezhnikov@wlrk.com
Attention: Adam O. Emmerich and Viktor Sapezhnikov

(ii) If to the Stockholder, to:

Khaki Campbell Trust

36 College Hill

Hanover, NH 03755

Email: spapa1999@desktopmetal.com

Attention: Steve Papa

(c) Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated except by an instrument in writing signed by each of the parties hereto.

(d) Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties hereto. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

(e) Third Party Beneficiaries. This Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

(f) No Partnership, Agency, or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

(g) Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto relating to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

(h) Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

(i) Specific Performance; Remedies Cumulative. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed by the Stockholder in accordance with the terms hereof and, accordingly, that Sun shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which Sun may be entitled at law or in equity. The Stockholder hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

(j) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

(k) Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to any applicable conflicts of law principles.

(l) Submission to Jurisdiction. Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding, except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts; and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 5(l) in the manner provided for notices in Section 5(b). Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by applicable Law.

(m) Waiver of Jury Trial. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

(n) Headings. Section headings of this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(o) Counterparts. This Agreement may be executed by facsimile or other electronic means and in any number of counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

STRATASYS LTD.

By:	/s/ Yoav Zeif
	Name:	Yoav Zeif
	Title:	Chief Executive Officer

By:	/s/ Eitan Zamir
	Name:	Eitan Zamir
	Title:	Chief Financial Officer

[Signature Page to Voting and Support Agreement]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

STOCKHOLDER:

KHAKI CAMPBELL TRUST

By:	/s/ Steve Papa
Name:	Steve Papa
Title:	Trustee

Number of shares of Ironman Common Stock: 628,927

Address: [Redacted]

[Signature Page to Voting and Support Agreement]

Exhibit 10.4

Execution Version

VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement, dated as of May 25, 2023 (this “Agreement”), is by and between Stratasys Ltd., an Israeli company (“Sun”), and the undersigned stockholder (the “Stockholder”) of Desktop Metal, Inc., a Delaware corporation (the “Ironman”). Capitalized terms used herein but not defined shall have the meanings specified in the Merger Agreement (as defined below).

WHEREAS, concurrently with the execution and delivery of this Agreement, Sun, Ironman and Merger Sub are entering into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, on the terms and subject to the conditions set forth therein, at the Effective Time, Merger Sub will merge with and into Ironman, with Ironman as the surviving corporation in the Merger as an indirect wholly owned subsidiary of Sun will, by virtue of the Merger;

WHEREAS, as of the date hereof, the Stockholder is the record and beneficial owner of, has the sole right to dispose of, and has the sole right to vote the number of shares of Ironman Common Stock set forth below the Stockholder’s signature on the signature page hereto (the “Shares”);

WHEREAS, receiving the Ironman Stockholder Approval is a condition to the consummation of the transactions contemplated by the Merger Agreement; and

WHEREAS, as an inducement to Sun to enter into the Merger Agreement and incur the obligations therein, Sun has required that the Stockholder enter into this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Section 1. Agreement to Vote; Restrictions on Transfers.

(a) Agreement to Vote the Shares. The Stockholder hereby irrevocably and unconditionally agrees that from the date hereof until the Expiration Time (as defined below), at any meeting (whether annual or special and each adjourned or postponed meeting) of the Ironman’s stockholders, however called, the Stockholder will (i) appear at such meeting or otherwise cause all of the Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote or cause to be voted all of the Shares, (A) in favor of the approval and adoption of the Agreement, (B) against any Acquisition Proposal, without regard to any recommendation to the stockholders of Ironman by the Board of Directors of Ironman concerning such Acquisition Proposal, and without regard to the terms of such Acquisition Proposal, or other proposal made in opposition to or that is otherwise in competition or inconsistent with the transactions contemplated by the Merger Agreement, (C) against any amendment to the Ironman Certificate of Incorporation or the Ironman bylaws that would reasonably be expected to prevent, impede or materially delay the consummation of the Merger and (D) against any action, agreement, transaction or proposal that would reasonably be expected to result in a material breach of any representation, warranty, covenant, agreement or other obligation of Ironman under the Merger Agreement or that would reasonably be expected to prevent, impede or materially delay the consummation of the Merger.

(b) Restrictions on Transfers. The Stockholder hereby agrees that, from the date hereof until the earlier of the receipt of the Ironman Stockholder Approval and the Expiration Time, the Stockholder shall not, directly or indirectly, sell, offer to sell, give, pledge, grant a security interest in, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of any Shares, or enter into any agreement, arrangement or understanding to take any of the foregoing actions (each, a “Transfer”) other than any Transfer of Shares (A) (i) to any Affiliate of the Stockholder, (ii) as a bona fide gift or gifts, (iii) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the family of the Stockholder or trusts for the benefit thereof, or (iv) by operation of law and (B) with respect to the Stockholder’s Ironman Equity Awards that vest or are exercised on or prior to the earlier of the receipt of the Ironman Stockholder Approval and the Expiration Time, to the Company in order to satisfy any required withholding taxes applicable upon such vesting or exercise of such Ironman Equity Awards; provided, that, prior to and as a condition to the effectiveness of any Transfer described in clause (A)(i), (A)(ii) or (A)(iii) above, such transferee executes a joinder to this Agreement, in a form reasonably acceptable to Sun, pursuant to which such transferee agrees to become a party to this Agreement and be subject to all of the restrictions and obligations applicable to the Stockholder and otherwise become a party for all purposes of this Agreement to the extent relating to such transferred Shares. Any Transfer in violation of this Section 1(b) shall be null and void. The Stockholder further agrees to authorize and request Ironman to notify Ironman’s transfer agent that there is a stop transfer order with respect to all of the Shares and that this Agreement places limits on the voting and Transfer of the Shares.

(c) Transfer of Voting Rights. The Stockholder hereby agrees that, prior to the earlier of the receipt of the Ironman Stockholder Approval and the Expiration Time, the Stockholder shall not deposit any Shares in a voting trust, grant any proxy or power of attorney or enter into any voting agreement or similar agreement or arrangement with any Person to vote, grant a proxy or power of attorney or give instructions with respect to the voting of the Shares in contravention of the obligations of the Stockholder under this Agreement with respect to any of the Shares owned by the Stockholder.

(d) Acquired Shares. Any shares of Ironman Common Stock or other voting securities of Ironman with respect to which beneficial ownership is acquired by the Stockholder, including, without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such securities or upon exercise or conversion of any securities of Ironman, if any, after the execution hereof shall automatically become subject to the terms of this Agreement and shall become “Shares” for all purposes hereof.

Section 2. Non-Solicit. The Stockholder shall not, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any Person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any Person relating to any Acquisition Proposal (except to disclose the existence of the provisions of this Section), or (iv) recommend or endorse an Acquisition Proposal or publicly disclose your intention to do so. For the avoidance of doubt, nothing contained herein shall prohibit the Stockholder, in his or her capacity as a member of the Board of Directors of Ironman, from taking any action in such capacity to the extent such action is permitted by the Merger Agreement.

Section 3. Representations and Warranties of the Stockholder.

(a) Representations and Warranties. The Stockholder represents and warrants to Sun as follows:

(i) Power and Authority; Consents. The Stockholder has the requisite capacity and authority to enter into and perform the Stockholder’s obligations under this Agreement. No filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary on the part of the Stockholder for the execution, delivery and performance of this Agreement by the Stockholder or the consummation by the Stockholder of the transactions contemplated hereby.

(ii) Due Authorization. This Agreement has been duly executed and delivered by the Stockholder and, assuming the due authorization, execution and delivery of this Agreement by Sun, this Agreement constitutes the valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies).

(iii) Non-Contravention. The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of the Stockholder’s obligations hereunder and the consummation by the Stockholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which the Stockholder is a party or by which the Stockholder or the Stockholder’s property or assets is bound, or any statute, rule or regulation to which the Stockholder or the Stockholder’s property or assets is subject. The Stockholder has not appointed or granted a proxy or power of attorney to any Person with respect to any Shares that remains in effect. Except for this Agreement, the Stockholder is not a party to any voting agreement, voting trust or any other contract with respect to the voting, transfer or ownership of any Shares.

(iv) Ownership of Shares. Except for restrictions in favor of Sun pursuant to this Agreement and transfer restrictions of general applicability as may be provided under applicable securities Laws, the Stockholder owns, beneficially and of record, all of the Shares free and clear of any proxy, voting restriction, adverse claim, or other Lien, and has sole voting power and sole power of disposition with respect to the Shares with no restrictions on the Stockholder’s rights of voting or disposition pertaining thereto, and no Person other than the Stockholder has any right to direct or approve the voting or disposition of any of the Shares. As of the date hereof, the number of the Shares is set forth below the Stockholder’s signature on the signature page hereto.

(v) Legal Actions. There is no action, suit, investigation, complaint or other proceeding pending against the Stockholder or, to the knowledge of the Stockholder, any other Person or, to the knowledge of the Stockholder, threatened against the Stockholder or any other Person that restricts or prohibits (or, if successful, would restrict or prohibit) the exercise by Sun of its rights under this Agreement or the performance by the Stockholder of its obligations under this Agreement.

(vi) Reliance. The Stockholder understands and acknowledges that Sun is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement and the representations and warranties of the Stockholder contained herein.

Section 4. Termination. This Agreement will terminate upon the earlier of (a) the Effective Time, (b) the date of termination of the Merger Agreement in accordance with its terms and (c) the written agreement of the Stockholder and Sun (the “Expiration Time”); provided that this Section 4 and Section 5 shall survive the Expiration Time indefinitely. Upon the termination or expiration of this Agreement, all obligations of the parties under this Agreement will terminate without any liability or other obligation on the part of any party to this Agreement to any Person with respect to this Agreement or the transactions contemplated by this Agreement, and no party to this Agreement shall have any claim against another (and no Person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter of this Agreement; provided, however, that no such termination or expiration shall relieve any party hereto from any liability for any intentional breach of this Agreement or fraud occurring prior to such termination.

Section 5. Miscellaneous.

(a) Expenses. All expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

(b) Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (i) when delivered or sent if delivered in person or sent by email (without receiving a failure of delivery message in return) or, to the extent not delivered on a Business Day during business hours, on the next Business Day, (ii) on the fifth Business Day after dispatch by registered or certified mail, or (iii) on the next Business Day if transmitted by national overnight courier, in each case as follows (or at such other address for a party as shall be specified by like notice):

(i) If to Sun, to:

Stratasys Ltd.

1 Holtzman St. Science Park

P.O. Box 2496

Rehovot 7670401

Israel

Email: vered.benjacob@stratasys.com

Attention: Vered Ben Jacob, Adv. Chief Legal Officer

with a copy (which shall not constitute notice) to:

Meitar Law Offices
Abba Hillel Silver Road 16
Ramat Gan 5250608
Israel
Email: dchertok@meitar.com and jonathana@meitar.com
Attention: J. David Chertok, Adv. and Jonathan Atha, Adv.

and

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Email: AOEmmerich@wlrk.com and VSapezhnikov@wlrk.com
Attention: Adam O. Emmerich and Viktor Sapezhnikov

(ii) If to the Stockholder, to:

Bluebird Trust

36 College Hill

Hanover, NH 03755

Email: spapa1999@desktopmetal.com

Attention: Steve Papa

(c) Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated except by an instrument in writing signed by each of the parties hereto.

(d) Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties hereto. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

(e) Third Party Beneficiaries. This Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

(f) No Partnership, Agency, or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

(g) Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto relating to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

(h) Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

(i) Specific Performance; Remedies Cumulative. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed by the Stockholder in accordance with the terms hereof and, accordingly, that Sun shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which Sun may be entitled at law or in equity. The Stockholder hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

(j) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

(k) Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to any applicable conflicts of law principles.

(l) Submission to Jurisdiction. Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding, except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts; and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 5(l) in the manner provided for notices in Section 5(b). Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by applicable Law.

(m) Waiver of Jury Trial. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

(n) Headings. Section headings of this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(o) Counterparts. This Agreement may be executed by facsimile or other electronic means and in any number of counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

STRATASYS LTD.

By:	/s/ Yoav Zeif
	Name:	Yoav Zeif
	Title:	Chief Executive Officer

By:	/s/ Eitan Zamir
	Name:	Eitan Zamir
	Title:	Chief Financial Officer

[Signature Page to Voting and Support Agreement]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

STOCKHOLDER:

BLUEBIRD TRUST

By:	/s/ Steve Papa
Name:	Steve Papa
Title:	Trustee

Number of shares of Ironman Common Stock: 628,927

Address: [Redacted]

[Signature Page to Voting and Support Agreement]

Exhibit 10.5

Execution Version

VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement, dated as of May 25, 2023 (this “Agreement”), is by and between Stratasys Ltd., an Israeli company (“Sun”), and the undersigned stockholder (the “Stockholder”) of Desktop Metal, Inc., a Delaware corporation (the “Ironman”). Capitalized terms used herein but not defined shall have the meanings specified in the Merger Agreement (as defined below).

WHEREAS, concurrently with the execution and delivery of this Agreement, Sun, Ironman and Merger Sub are entering into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, on the terms and subject to the conditions set forth therein, at the Effective Time, Merger Sub will merge with and into Ironman, with Ironman as the surviving corporation in the Merger as an indirect wholly owned subsidiary of Sun will, by virtue of the Merger;

WHEREAS, as of the date hereof, the Stockholder is the record and beneficial owner of, has the sole right to dispose of, and has the sole right to vote the number of shares of Ironman Common Stock set forth below the Stockholder’s signature on the signature page hereto (the “Shares”);

WHEREAS, receiving the Ironman Stockholder Approval is a condition to the consummation of the transactions contemplated by the Merger Agreement; and

WHEREAS, as an inducement to Sun to enter into the Merger Agreement and incur the obligations therein, Sun has required that the Stockholder enter into this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Section 1. Agreement to Vote; Restrictions on Transfers.

(a) Agreement to Vote the Shares. The Stockholder hereby irrevocably and unconditionally agrees that from the date hereof until the Expiration Time (as defined below), at any meeting (whether annual or special and each adjourned or postponed meeting) of the Ironman’s stockholders, however called, the Stockholder will (i) appear at such meeting or otherwise cause all of the Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote or cause to be voted all of the Shares, (A) in favor of the approval and adoption of the Agreement, (B) against any Acquisition Proposal, without regard to any recommendation to the stockholders of Ironman by the Board of Directors of Ironman concerning such Acquisition Proposal, and without regard to the terms of such Acquisition Proposal, or other proposal made in opposition to or that is otherwise in competition or inconsistent with the transactions contemplated by the Merger Agreement, (C) against any amendment to the Ironman Certificate of Incorporation or the Ironman bylaws that would reasonably be expected to prevent, impede or materially delay the consummation of the Merger and (D) against any action, agreement, transaction or proposal that would reasonably be expected to result in a material breach of any representation, warranty, covenant, agreement or other obligation of Ironman under the Merger Agreement or that would reasonably be expected to prevent, impede or materially delay the consummation of the Merger.

(b) Restrictions on Transfers. The Stockholder hereby agrees that, from the date hereof until the earlier of the receipt of the Ironman Stockholder Approval and the Expiration Time, the Stockholder shall not, directly or indirectly, sell, offer to sell, give, pledge, grant a security interest in, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of any Shares, or enter into any agreement, arrangement or understanding to take any of the foregoing actions (each, a “Transfer”) other than any Transfer of Shares (A) (i) to any Affiliate of the Stockholder, (ii) as a bona fide gift or gifts, (iii) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the family of the Stockholder or trusts for the benefit thereof, or (iv) by operation of law and (B) with respect to the Stockholder’s Ironman Equity Awards that vest or are exercised on or prior to the earlier of the receipt of the Ironman Stockholder Approval and the Expiration Time, to the Company in order to satisfy any required withholding taxes applicable upon such vesting or exercise of such Ironman Equity Awards; provided, that, prior to and as a condition to the effectiveness of any Transfer described in clause (A)(i), (A)(ii) or (A)(iii) above, such transferee executes a joinder to this Agreement, in a form reasonably acceptable to Sun, pursuant to which such transferee agrees to become a party to this Agreement and be subject to all of the restrictions and obligations applicable to the Stockholder and otherwise become a party for all purposes of this Agreement to the extent relating to such transferred Shares. Any Transfer in violation of this Section 1(b) shall be null and void. The Stockholder further agrees to authorize and request Ironman to notify Ironman’s transfer agent that there is a stop transfer order with respect to all of the Shares and that this Agreement places limits on the voting and Transfer of the Shares.

(c) Transfer of Voting Rights. The Stockholder hereby agrees that, prior to the earlier of the receipt of the Ironman Stockholder Approval and the Expiration Time, the Stockholder shall not deposit any Shares in a voting trust, grant any proxy or power of attorney or enter into any voting agreement or similar agreement or arrangement with any Person to vote, grant a proxy or power of attorney or give instructions with respect to the voting of the Shares in contravention of the obligations of the Stockholder under this Agreement with respect to any of the Shares owned by the Stockholder.

(d) Acquired Shares. Any shares of Ironman Common Stock or other voting securities of Ironman with respect to which beneficial ownership is acquired by the Stockholder, including, without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such securities or upon exercise or conversion of any securities of Ironman, if any, after the execution hereof shall automatically become subject to the terms of this Agreement and shall become “Shares” for all purposes hereof.

Section 2. Non-Solicit. The Stockholder shall not, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any Person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any Person relating to any Acquisition Proposal (except to disclose the existence of the provisions of this Section), or (iv) recommend or endorse an Acquisition Proposal or publicly disclose your intention to do so. For the avoidance of doubt, nothing contained herein shall prohibit the Stockholder, in his or her capacity as a member of the Board of Directors of Ironman, from taking any action in such capacity to the extent such action is permitted by the Merger Agreement.

Section 3. Representations and Warranties of the Stockholder.

(a) Representations and Warranties. The Stockholder represents and warrants to Sun as follows:

(i) Power and Authority; Consents. The Stockholder has the requisite capacity and authority to enter into and perform the Stockholder’s obligations under this Agreement. No filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary on the part of the Stockholder for the execution, delivery and performance of this Agreement by the Stockholder or the consummation by the Stockholder of the transactions contemplated hereby.

(ii) Due Authorization. This Agreement has been duly executed and delivered by the Stockholder and, assuming the due authorization, execution and delivery of this Agreement by Sun, this Agreement constitutes the valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies).

(iii) Non-Contravention. The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of the Stockholder’s obligations hereunder and the consummation by the Stockholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which the Stockholder is a party or by which the Stockholder or the Stockholder’s property or assets is bound, or any statute, rule or regulation to which the Stockholder or the Stockholder’s property or assets is subject. The Stockholder has not appointed or granted a proxy or power of attorney to any Person with respect to any Shares that remains in effect. Except for this Agreement, the Stockholder is not a party to any voting agreement, voting trust or any other contract with respect to the voting, transfer or ownership of any Shares.

(iv) Ownership of Shares. Except for restrictions in favor of Sun pursuant to this Agreement and transfer restrictions of general applicability as may be provided under applicable securities Laws, the Stockholder owns, beneficially and of record, all of the Shares free and clear of any proxy, voting restriction, adverse claim, or other Lien, and has sole voting power and sole power of disposition with respect to the Shares with no restrictions on the Stockholder’s rights of voting or disposition pertaining thereto, and no Person other than the Stockholder has any right to direct or approve the voting or disposition of any of the Shares. As of the date hereof, the number of the Shares is set forth below the Stockholder’s signature on the signature page hereto.

(v) Legal Actions. There is no action, suit, investigation, complaint or other proceeding pending against the Stockholder or, to the knowledge of the Stockholder, any other Person or, to the knowledge of the Stockholder, threatened against the Stockholder or any other Person that restricts or prohibits (or, if successful, would restrict or prohibit) the exercise by Sun of its rights under this Agreement or the performance by the Stockholder of its obligations under this Agreement.

(vi) Reliance. The Stockholder understands and acknowledges that Sun is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement and the representations and warranties of the Stockholder contained herein.

Section 4. Termination. This Agreement will terminate upon the earlier of (a) the Effective Time, (b) the date of termination of the Merger Agreement in accordance with its terms and (c) the written agreement of the Stockholder and Sun (the “Expiration Time”); provided that this Section 4 and Section 5 shall survive the Expiration Time indefinitely. Upon the termination or expiration of this Agreement, all obligations of the parties under this Agreement will terminate without any liability or other obligation on the part of any party to this Agreement to any Person with respect to this Agreement or the transactions contemplated by this Agreement, and no party to this Agreement shall have any claim against another (and no Person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter of this Agreement; provided, however, that no such termination or expiration shall relieve any party hereto from any liability for any intentional breach of this Agreement or fraud occurring prior to such termination.

Section 5. Miscellaneous.

(a) Expenses. All expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

(b) Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (i) when delivered or sent if delivered in person or sent by email (without receiving a failure of delivery message in return) or, to the extent not delivered on a Business Day during business hours, on the next Business Day, (ii) on the fifth Business Day after dispatch by registered or certified mail, or (iii) on the next Business Day if transmitted by national overnight courier, in each case as follows (or at such other address for a party as shall be specified by like notice):

(i) If to Sun, to:

Stratasys Ltd.

1 Holtzman St. Science Park

P.O. Box 2496

Rehovot 7670401

Israel

Email: vered.benjacob@stratasys.com

Attention: Vered Ben Jacob, Adv. Chief Legal Officer

with a copy (which shall not constitute notice) to:

Meitar Law Offices
Abba Hillel Silver Road 16
Ramat Gan 5250608
Israel
Email: dchertok@meitar.com and jonathana@meitar.com
Attention: J. David Chertok, Adv. and Jonathan Atha, Adv.

and

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Email: AOEmmerich@wlrk.com and VSapezhnikov@wlrk.com
Attention: Adam O. Emmerich and Viktor Sapezhnikov

(ii) If to the Stockholder, to:

Jonah Myerberg

98 Bedford Street

Lexington, MA 02420

Email: jonahmyerberg@desktopmetal.com

(c) Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated except by an instrument in writing signed by each of the parties hereto.

(d) Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties hereto. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

(e) Third Party Beneficiaries. This Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

(f) No Partnership, Agency, or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

(g) Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto relating to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

(h) Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

(i) Specific Performance; Remedies Cumulative. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed by the Stockholder in accordance with the terms hereof and, accordingly, that Sun shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which Sun may be entitled at law or in equity. The Stockholder hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

(j) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

(k) Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to any applicable conflicts of law principles.

(l) Submission to Jurisdiction. Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding, except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts; and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 5(l) in the manner provided for notices in Section 5(b). Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by applicable Law.

(m) Waiver of Jury Trial. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

(n) Headings. Section headings of this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(o) Counterparts. This Agreement may be executed by facsimile or other electronic means and in any number of counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

STRATASYS LTD.

By:	/s/ Yoav Zeif
	Name:	Yoav Zeif
	Title:	Chief Executive Officer

By:	/s/ Eitan Zamir
	Name:	Eitan Zamir
	Title:	Chief Financial Officer

[Signature Page to Voting and Support Agreement]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

STOCKHOLDER:

JONAH MYERBERG

/s/ Jonah Myerberg

Number of shares of Ironman Common Stock: 2,289,664

Address: [Redacted]

[Signature Page to Voting and Support Agreement]

Exhibit 10.6

Execution Version

VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement, dated as of May 25, 2023 (this “Agreement”), is by and between Stratasys Ltd., an Israeli company (“Sun”), and the undersigned stockholder (the “Stockholder”) of Desktop Metal, Inc., a Delaware corporation (the “Ironman”). Capitalized terms used herein but not defined shall have the meanings specified in the Merger Agreement (as defined below).

WHEREAS, concurrently with the execution and delivery of this Agreement, Sun, Ironman and Merger Sub are entering into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, on the terms and subject to the conditions set forth therein, at the Effective Time, Merger Sub will merge with and into Ironman, with Ironman as the surviving corporation in the Merger as an indirect wholly owned subsidiary of Sun will, by virtue of the Merger;

WHEREAS, as of the date hereof, the Stockholder is the record and beneficial owner of, has the sole right to dispose of, and has the sole right to vote the number of shares of Ironman Common Stock set forth below the Stockholder’s signature on the signature page hereto (the “Shares”);

WHEREAS, receiving the Ironman Stockholder Approval is a condition to the consummation of the transactions contemplated by the Merger Agreement; and

WHEREAS, as an inducement to Sun to enter into the Merger Agreement and incur the obligations therein, Sun has required that the Stockholder enter into this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Section 1. Agreement to Vote; Restrictions on Transfers.

(a) Agreement to Vote the Shares. The Stockholder hereby irrevocably and unconditionally agrees that from the date hereof until the Expiration Time (as defined below), at any meeting (whether annual or special and each adjourned or postponed meeting) of the Ironman’s stockholders, however called, the Stockholder will (i) appear at such meeting or otherwise cause all of the Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote or cause to be voted all of the Shares, (A) in favor of the approval and adoption of the Agreement, (B) against any Acquisition Proposal, without regard to any recommendation to the stockholders of Ironman by the Board of Directors of Ironman concerning such Acquisition Proposal, and without regard to the terms of such Acquisition Proposal, or other proposal made in opposition to or that is otherwise in competition or inconsistent with the transactions contemplated by the Merger Agreement, (C) against any amendment to the Ironman Certificate of Incorporation or the Ironman bylaws that would reasonably be expected to prevent, impede or materially delay the consummation of the Merger and (D) against any action, agreement, transaction or proposal that would reasonably be expected to result in a material breach of any representation, warranty, covenant, agreement or other obligation of Ironman under the Merger Agreement or that would reasonably be expected to prevent, impede or materially delay the consummation of the Merger.

(b) Restrictions on Transfers. The Stockholder hereby agrees that, from the date hereof until the earlier of the receipt of the Ironman Stockholder Approval and the Expiration Time, the Stockholder shall not, directly or indirectly, sell, offer to sell, give, pledge, grant a security interest in, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of any Shares, or enter into any agreement, arrangement or understanding to take any of the foregoing actions (each, a “Transfer”) other than any Transfer of Shares (A) (i) to any Affiliate of the Stockholder, (ii) as a bona fide gift or gifts, (iii) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the family of the Stockholder or trusts for the benefit thereof, or (iv) by operation of law and (B) with respect to the Stockholder’s Ironman Equity Awards that vest or are exercised on or prior to the earlier of the receipt of the Ironman Stockholder Approval and the Expiration Time, to the Company in order to satisfy any required withholding taxes applicable upon such vesting or exercise of such Ironman Equity Awards; provided, that, prior to and as a condition to the effectiveness of any Transfer described in clause (A)(i), (A)(ii) or (A)(iii) above, such transferee executes a joinder to this Agreement, in a form reasonably acceptable to Sun, pursuant to which such transferee agrees to become a party to this Agreement and be subject to all of the restrictions and obligations applicable to the Stockholder and otherwise become a party for all purposes of this Agreement to the extent relating to such transferred Shares. Any Transfer in violation of this Section 1(b) shall be null and void. The Stockholder further agrees to authorize and request Ironman to notify Ironman’s transfer agent that there is a stop transfer order with respect to all of the Shares and that this Agreement places limits on the voting and Transfer of the Shares.

(c) Transfer of Voting Rights. The Stockholder hereby agrees that, prior to the earlier of the receipt of the Ironman Stockholder Approval and the Expiration Time, the Stockholder shall not deposit any Shares in a voting trust, grant any proxy or power of attorney or enter into any voting agreement or similar agreement or arrangement with any Person to vote, grant a proxy or power of attorney or give instructions with respect to the voting of the Shares in contravention of the obligations of the Stockholder under this Agreement with respect to any of the Shares owned by the Stockholder.

(d) Acquired Shares. Any shares of Ironman Common Stock or other voting securities of Ironman with respect to which beneficial ownership is acquired by the Stockholder, including, without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such securities or upon exercise or conversion of any securities of Ironman, if any, after the execution hereof shall automatically become subject to the terms of this Agreement and shall become “Shares” for all purposes hereof.

Section 2. Non-Solicit. The Stockholder shall not, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any Person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any Person relating to any Acquisition Proposal (except to disclose the existence of the provisions of this Section), or (iv) recommend or endorse an Acquisition Proposal or publicly disclose your intention to do so. For the avoidance of doubt, nothing contained herein shall prohibit the Stockholder, in his or her capacity as a member of the Board of Directors of Ironman, from taking any action in such capacity to the extent such action is permitted by the Merger Agreement.

Section 3. Representations and Warranties of the Stockholder.

(a) Representations and Warranties. The Stockholder represents and warrants to Sun as follows:

(i) Power and Authority; Consents. The Stockholder has the requisite capacity and authority to enter into and perform the Stockholder’s obligations under this Agreement. No filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary on the part of the Stockholder for the execution, delivery and performance of this Agreement by the Stockholder or the consummation by the Stockholder of the transactions contemplated hereby.

(ii) Due Authorization. This Agreement has been duly executed and delivered by the Stockholder and, assuming the due authorization, execution and delivery of this Agreement by Sun, this Agreement constitutes the valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies).

(iii) Non-Contravention. The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of the Stockholder’s obligations hereunder and the consummation by the Stockholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which the Stockholder is a party or by which the Stockholder or the Stockholder’s property or assets is bound, or any statute, rule or regulation to which the Stockholder or the Stockholder’s property or assets is subject. The Stockholder has not appointed or granted a proxy or power of attorney to any Person with respect to any Shares that remains in effect. Except for this Agreement, the Stockholder is not a party to any voting agreement, voting trust or any other contract with respect to the voting, transfer or ownership of any Shares.

(iv) Ownership of Shares. Except for restrictions in favor of Sun pursuant to this Agreement and transfer restrictions of general applicability as may be provided under applicable securities Laws, the Stockholder owns, beneficially and of record, all of the Shares free and clear of any proxy, voting restriction, adverse claim, or other Lien, and has sole voting power and sole power of disposition with respect to the Shares with no restrictions on the Stockholder’s rights of voting or disposition pertaining thereto, and no Person other than the Stockholder has any right to direct or approve the voting or disposition of any of the Shares. As of the date hereof, the number of the Shares is set forth below the Stockholder’s signature on the signature page hereto.

(v) Legal Actions. There is no action, suit, investigation, complaint or other proceeding pending against the Stockholder or, to the knowledge of the Stockholder, any other Person or, to the knowledge of the Stockholder, threatened against the Stockholder or any other Person that restricts or prohibits (or, if successful, would restrict or prohibit) the exercise by Sun of its rights under this Agreement or the performance by the Stockholder of its obligations under this Agreement.

(vi) Reliance. The Stockholder understands and acknowledges that Sun is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement and the representations and warranties of the Stockholder contained herein.

Section 4. Termination. This Agreement will terminate upon the earlier of (a) the Effective Time, (b) the date of termination of the Merger Agreement in accordance with its terms and (c) the written agreement of the Stockholder and Sun (the “Expiration Time”); provided that this Section 4 and Section 5 shall survive the Expiration Time indefinitely. Upon the termination or expiration of this Agreement, all obligations of the parties under this Agreement will terminate without any liability or other obligation on the part of any party to this Agreement to any Person with respect to this Agreement or the transactions contemplated by this Agreement, and no party to this Agreement shall have any claim against another (and no Person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter of this Agreement; provided, however, that no such termination or expiration shall relieve any party hereto from any liability for any intentional breach of this Agreement or fraud occurring prior to such termination.

Section 5. Miscellaneous.

(a) Expenses. All expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

(b) Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (i) when delivered or sent if delivered in person or sent by email (without receiving a failure of delivery message in return) or, to the extent not delivered on a Business Day during business hours, on the next Business Day, (ii) on the fifth Business Day after dispatch by registered or certified mail, or (iii) on the next Business Day if transmitted by national overnight courier, in each case as follows (or at such other address for a party as shall be specified by like notice):

(i) If to Sun, to:

Stratasys Ltd.

1 Holtzman St. Science Park

P.O. Box 2496

Rehovot 7670401

Israel

Email: vered.benjacob@stratasys.com

Attention: Vered Ben Jacob, Adv. Chief Legal Officer

with a copy (which shall not constitute notice) to:

Meitar Law Offices
Abba Hillel Silver Road 16
Ramat Gan 5250608
Israel
Email: dchertok@meitar.com and jonathana@meitar.com
Attention: J. David Chertok, Adv. and Jonathan Atha, Adv.

and

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Email: AOEmmerich@wlrk.com and VSapezhnikov@wlrk.com
Attention: Adam O. Emmerich and Viktor Sapezhnikov

(ii) If to the Stockholder, to:

Audra Tracy Myerberg

98 Bedford Street

Lexington, MA 02420

Email: audramyerberg@gmail.com

(c) Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated except by an instrument in writing signed by each of the parties hereto.

(d) Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties hereto. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

(e) Third Party Beneficiaries. This Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

(f) No Partnership, Agency, or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

(g) Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto relating to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

(h) Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

(i) Specific Performance; Remedies Cumulative. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed by the Stockholder in accordance with the terms hereof and, accordingly, that Sun shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which Sun may be entitled at law or in equity. The Stockholder hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

(j) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

(k) Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to any applicable conflicts of law principles.

(l) Submission to Jurisdiction. Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding, except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts; and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 5(l) in the manner provided for notices in Section 5(b). Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by applicable Law.

(m) Waiver of Jury Trial. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

(n) Headings. Section headings of this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(o) Counterparts. This Agreement may be executed by facsimile or other electronic means and in any number of counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

STRATASYS LTD.

By:	/s/ Yoav Zeif
	Name:	Yoav Zeif
	Title:	Chief Executive Officer

By:	/s/ Eitan Zamir
	Name:	Eitan Zamir
	Title:	Chief Financial Officer

[Signature Page to Voting and Support Agreement]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

STOCKHOLDER:

AUDRA TRACY MYERBERG

/s/ Audra Tracy Myerberg

Number of shares of Ironman Common Stock: 1,017,274

Address: [Redacted]

[Signature Page to Voting and Support Agreement]

Exhibit 10.7

Execution Version

VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement, dated as of May 25, 2023 (this “Agreement”), is by and between Stratasys Ltd., an Israeli company (“Sun”), and the undersigned stockholder (the “Stockholder”) of Desktop Metal, Inc., a Delaware corporation (the “Ironman”). Capitalized terms used herein but not defined shall have the meanings specified in the Merger Agreement (as defined below).

WHEREAS, concurrently with the execution and delivery of this Agreement, Sun, Ironman and Merger Sub are entering into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, on the terms and subject to the conditions set forth therein, at the Effective Time, Merger Sub will merge with and into Ironman, with Ironman as the surviving corporation in the Merger as an indirect wholly owned subsidiary of Sun will, by virtue of the Merger;

WHEREAS, as of the date hereof, the Stockholder is the record and beneficial owner of, has the sole right to dispose of, and has the sole right to vote the number of shares of Ironman Common Stock set forth below the Stockholder’s signature on the signature page hereto (the “Shares”);

WHEREAS, receiving the Ironman Stockholder Approval is a condition to the consummation of the transactions contemplated by the Merger Agreement; and

WHEREAS, as an inducement to Sun to enter into the Merger Agreement and incur the obligations therein, Sun has required that the Stockholder enter into this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Section 1. Agreement to Vote; Restrictions on Transfers.

(a) Agreement to Vote the Shares. The Stockholder hereby irrevocably and unconditionally agrees that from the date hereof until the Expiration Time (as defined below), at any meeting (whether annual or special and each adjourned or postponed meeting) of the Ironman’s stockholders, however called, the Stockholder will (i) appear at such meeting or otherwise cause all of the Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote or cause to be voted all of the Shares, (A) in favor of the approval and adoption of the Agreement, (B) against any Acquisition Proposal, without regard to any recommendation to the stockholders of Ironman by the Board of Directors of Ironman concerning such Acquisition Proposal, and without regard to the terms of such Acquisition Proposal, or other proposal made in opposition to or that is otherwise in competition or inconsistent with the transactions contemplated by the Merger Agreement, (C) against any amendment to the Ironman Certificate of Incorporation or the Ironman bylaws that would reasonably be expected to prevent, impede or materially delay the consummation of the Merger and (D) against any action, agreement, transaction or proposal that would reasonably be expected to result in a material breach of any representation, warranty, covenant, agreement or other obligation of Ironman under the Merger Agreement or that would reasonably be expected to prevent, impede or materially delay the consummation of the Merger.

(b) Restrictions on Transfers. The Stockholder hereby agrees that, from the date hereof until the earlier of the receipt of the Ironman Stockholder Approval and the Expiration Time, the Stockholder shall not, directly or indirectly, sell, offer to sell, give, pledge, grant a security interest in, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of any Shares, or enter into any agreement, arrangement or understanding to take any of the foregoing actions (each, a “Transfer”) other than any Transfer of Shares (A) (i) to any Affiliate of the Stockholder, (ii) as a bona fide gift or gifts, (iii) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the family of the Stockholder or trusts for the benefit thereof, or (iv) by operation of law and (B) with respect to the Stockholder’s Ironman Equity Awards that vest or are exercised on or prior to the earlier of the receipt of the Ironman Stockholder Approval and the Expiration Time, to the Company in order to satisfy any required withholding taxes applicable upon such vesting or exercise of such Ironman Equity Awards; provided, that, prior to and as a condition to the effectiveness of any Transfer described in clause (A)(i), (A)(ii) or (A)(iii) above, such transferee executes a joinder to this Agreement, in a form reasonably acceptable to Sun, pursuant to which such transferee agrees to become a party to this Agreement and be subject to all of the restrictions and obligations applicable to the Stockholder and otherwise become a party for all purposes of this Agreement to the extent relating to such transferred Shares. Any Transfer in violation of this Section 1(b) shall be null and void. The Stockholder further agrees to authorize and request Ironman to notify Ironman’s transfer agent that there is a stop transfer order with respect to all of the Shares and that this Agreement places limits on the voting and Transfer of the Shares.

(c) Transfer of Voting Rights. The Stockholder hereby agrees that, prior to the earlier of the receipt of the Ironman Stockholder Approval and the Expiration Time, the Stockholder shall not deposit any Shares in a voting trust, grant any proxy or power of attorney or enter into any voting agreement or similar agreement or arrangement with any Person to vote, grant a proxy or power of attorney or give instructions with respect to the voting of the Shares in contravention of the obligations of the Stockholder under this Agreement with respect to any of the Shares owned by the Stockholder.

(d) Acquired Shares. Any shares of Ironman Common Stock or other voting securities of Ironman with respect to which beneficial ownership is acquired by the Stockholder, including, without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such securities or upon exercise or conversion of any securities of Ironman, if any, after the execution hereof shall automatically become subject to the terms of this Agreement and shall become “Shares” for all purposes hereof.

Section 2. Non-Solicit. The Stockholder shall not, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any Person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any Person relating to any Acquisition Proposal (except to disclose the existence of the provisions of this Section), or (iv) recommend or endorse an Acquisition Proposal or publicly disclose your intention to do so. For the avoidance of doubt, nothing contained herein shall prohibit the Stockholder, in his or her capacity as a member of the Board of Directors of Ironman, from taking any action in such capacity to the extent such action is permitted by the Merger Agreement.

Section 3. Representations and Warranties of the Stockholder.

(a) Representations and Warranties. The Stockholder represents and warrants to Sun as follows:

(i) Power and Authority; Consents. The Stockholder has the requisite capacity and authority to enter into and perform the Stockholder’s obligations under this Agreement. No filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary on the part of the Stockholder for the execution, delivery and performance of this Agreement by the Stockholder or the consummation by the Stockholder of the transactions contemplated hereby.

(ii) Due Authorization. This Agreement has been duly executed and delivered by the Stockholder and, assuming the due authorization, execution and delivery of this Agreement by Sun, this Agreement constitutes the valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies).

(iii) Non-Contravention. The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of the Stockholder’s obligations hereunder and the consummation by the Stockholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which the Stockholder is a party or by which the Stockholder or the Stockholder’s property or assets is bound, or any statute, rule or regulation to which the Stockholder or the Stockholder’s property or assets is subject. The Stockholder has not appointed or granted a proxy or power of attorney to any Person with respect to any Shares that remains in effect. Except for this Agreement, the Stockholder is not a party to any voting agreement, voting trust or any other contract with respect to the voting, transfer or ownership of any Shares.

(iv) Ownership of Shares. Except for restrictions in favor of Sun pursuant to this Agreement and transfer restrictions of general applicability as may be provided under applicable securities Laws, the Stockholder owns, beneficially and of record, all of the Shares free and clear of any proxy, voting restriction, adverse claim, or other Lien, and has sole voting power and sole power of disposition with respect to the Shares with no restrictions on the Stockholder’s rights of voting or disposition pertaining thereto, and no Person other than the Stockholder has any right to direct or approve the voting or disposition of any of the Shares. As of the date hereof, the number of the Shares is set forth below the Stockholder’s signature on the signature page hereto.

(v) Legal Actions. There is no action, suit, investigation, complaint or other proceeding pending against the Stockholder or, to the knowledge of the Stockholder, any other Person or, to the knowledge of the Stockholder, threatened against the Stockholder or any other Person that restricts or prohibits (or, if successful, would restrict or prohibit) the exercise by Sun of its rights under this Agreement or the performance by the Stockholder of its obligations under this Agreement.

(vi) Reliance. The Stockholder understands and acknowledges that Sun is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement and the representations and warranties of the Stockholder contained herein.

Section 4. Termination. This Agreement will terminate upon the earlier of (a) the Effective Time, (b) the date of termination of the Merger Agreement in accordance with its terms and (c) the written agreement of the Stockholder and Sun (the “Expiration Time”); provided that this Section 4 and Section 5 shall survive the Expiration Time indefinitely. Upon the termination or expiration of this Agreement, all obligations of the parties under this Agreement will terminate without any liability or other obligation on the part of any party to this Agreement to any Person with respect to this Agreement or the transactions contemplated by this Agreement, and no party to this Agreement shall have any claim against another (and no Person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter of this Agreement; provided, however, that no such termination or expiration shall relieve any party hereto from any liability for any intentional breach of this Agreement or fraud occurring prior to such termination.

Section 5. Miscellaneous.

(a) Expenses. All expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

(b) Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (i) when delivered or sent if delivered in person or sent by email (without receiving a failure of delivery message in return) or, to the extent not delivered on a Business Day during business hours, on the next Business Day, (ii) on the fifth Business Day after dispatch by registered or certified mail, or (iii) on the next Business Day if transmitted by national overnight courier, in each case as follows (or at such other address for a party as shall be specified by like notice):

(i) If to Sun, to:

Stratasys Ltd.

1 Holtzman St. Science Park

P.O. Box 2496

Rehovot 7670401

Israel

Email: vered.benjacob@stratasys.com

Attention: Vered Ben Jacob, Adv. Chief Legal Officer

with a copy (which shall not constitute notice) to:

Meitar Law Offices
Abba Hillel Silver Road 16
Ramat Gan 5250608
Israel
Email: dchertok@meitar.com and jonathana@meitar.com
Attention: J. David Chertok, Adv. and Jonathan Atha, Adv.

and

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Email: AOEmmerich@wlrk.com and VSapezhnikov@wlrk.com
Attention: Adam O. Emmerich and Viktor Sapezhnikov

(ii) If to the Stockholder, to:

Wen Hsieh

125 Bridgton Court

Los Altos, CA 94022

Email: whsieh@kleinerperkins.com

(c) Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated except by an instrument in writing signed by each of the parties hereto.

(d) Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties hereto. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

(e) Third Party Beneficiaries. This Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

(f) No Partnership, Agency, or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

(g) Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto relating to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

(h) Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

(i) Specific Performance; Remedies Cumulative. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed by the Stockholder in accordance with the terms hereof and, accordingly, that Sun shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which Sun may be entitled at law or in equity. The Stockholder hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

(j) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

(k) Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to any applicable conflicts of law principles.

(l) Submission to Jurisdiction. Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding, except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts; and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 5(l) in the manner provided for notices in Section 5(b). Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by applicable Law.

(m) Waiver of Jury Trial. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

(n) Headings. Section headings of this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(o) Counterparts. This Agreement may be executed by facsimile or other electronic means and in any number of counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

STRATASYS LTD.

By:	/s/ Yoav Zeif
	Name:	Yoav Zeif
	Title:	Chief Executive Officer

By:	/s/ Eitan Zamir
	Name:	Eitan Zamir
	Title:	Chief Financial Officer

[Signature Page to Voting and Support Agreement]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

STOCKHOLDER:

WEN HSIEH

/s/ Wen Hsieh

Number of shares of Ironman Common Stock: 75,453

Address: [Redacted]

[Signature Page to Voting and Support Agreement]

Exhibit 10.8

Execution Version

VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement, dated as of May 25, 2023 (this “Agreement”), is by and between Stratasys Ltd., an Israeli company (“Sun”), and the undersigned stockholder (the “Stockholder”) of Desktop Metal, Inc., a Delaware corporation (the “Ironman”). Capitalized terms used herein but not defined shall have the meanings specified in the Merger Agreement (as defined below).

WHEREAS, concurrently with the execution and delivery of this Agreement, Sun, Ironman and Merger Sub are entering into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, on the terms and subject to the conditions set forth therein, at the Effective Time, Merger Sub will merge with and into Ironman, with Ironman as the surviving corporation in the Merger as an indirect wholly owned subsidiary of Sun will, by virtue of the Merger;

WHEREAS, as of the date hereof, the Stockholder is the record and beneficial owner of, has the sole right to dispose of, and has the sole right to vote the number of shares of Ironman Common Stock set forth below the Stockholder’s signature on the signature page hereto (the “Shares”);

WHEREAS, receiving the Ironman Stockholder Approval is a condition to the consummation of the transactions contemplated by the Merger Agreement; and

WHEREAS, as an inducement to Sun to enter into the Merger Agreement and incur the obligations therein, Sun has required that the Stockholder enter into this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Section 1. Agreement to Vote; Restrictions on Transfers.

(a) Agreement to Vote the Shares. The Stockholder hereby irrevocably and unconditionally agrees that from the date hereof until the Expiration Time (as defined below), at any meeting (whether annual or special and each adjourned or postponed meeting) of the Ironman’s stockholders, however called, the Stockholder will (i) appear at such meeting or otherwise cause all of the Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote or cause to be voted all of the Shares, (A) in favor of the approval and adoption of the Agreement, (B) against any Acquisition Proposal, without regard to any recommendation to the stockholders of Ironman by the Board of Directors of Ironman concerning such Acquisition Proposal, and without regard to the terms of such Acquisition Proposal, or other proposal made in opposition to or that is otherwise in competition or inconsistent with the transactions contemplated by the Merger Agreement, (C) against any amendment to the Ironman Certificate of Incorporation or the Ironman bylaws that would reasonably be expected to prevent, impede or materially delay the consummation of the Merger and (D) against any action, agreement, transaction or proposal that would reasonably be expected to result in a material breach of any representation, warranty, covenant, agreement or other obligation of Ironman under the Merger Agreement or that would reasonably be expected to prevent, impede or materially delay the consummation of the Merger.

(b) Restrictions on Transfers. The Stockholder hereby agrees that, from the date hereof until the earlier of the receipt of the Ironman Stockholder Approval and the Expiration Time, the Stockholder shall not, directly or indirectly, sell, offer to sell, give, pledge, grant a security interest in, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of any Shares, or enter into any agreement, arrangement or understanding to take any of the foregoing actions (each, a “Transfer”) other than any Transfer of Shares (A) (i) to any Affiliate of the Stockholder, (ii) as a bona fide gift or gifts, (iii) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the family of the Stockholder or trusts for the benefit thereof, or (iv) by operation of law and (B) with respect to the Stockholder’s Ironman Equity Awards that vest or are exercised on or prior to the earlier of the receipt of the Ironman Stockholder Approval and the Expiration Time, to the Company in order to satisfy any required withholding taxes applicable upon such vesting or exercise of such Ironman Equity Awards; provided, that, prior to and as a condition to the effectiveness of any Transfer described in clause (A)(i), (A)(ii) or (A)(iii) above, such transferee executes a joinder to this Agreement, in a form reasonably acceptable to Sun, pursuant to which such transferee agrees to become a party to this Agreement and be subject to all of the restrictions and obligations applicable to the Stockholder and otherwise become a party for all purposes of this Agreement to the extent relating to such transferred Shares. Any Transfer in violation of this Section 1(b) shall be null and void. The Stockholder further agrees to authorize and request Ironman to notify Ironman’s transfer agent that there is a stop transfer order with respect to all of the Shares and that this Agreement places limits on the voting and Transfer of the Shares.

(c) Transfer of Voting Rights. The Stockholder hereby agrees that, prior to the earlier of the receipt of the Ironman Stockholder Approval and the Expiration Time, the Stockholder shall not deposit any Shares in a voting trust, grant any proxy or power of attorney or enter into any voting agreement or similar agreement or arrangement with any Person to vote, grant a proxy or power of attorney or give instructions with respect to the voting of the Shares in contravention of the obligations of the Stockholder under this Agreement with respect to any of the Shares owned by the Stockholder.

(d) Acquired Shares. Any shares of Ironman Common Stock or other voting securities of Ironman with respect to which beneficial ownership is acquired by the Stockholder, including, without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such securities or upon exercise or conversion of any securities of Ironman, if any, after the execution hereof shall automatically become subject to the terms of this Agreement and shall become “Shares” for all purposes hereof.

Section 2. Non-Solicit. The Stockholder shall not, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any Person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any Person relating to any Acquisition Proposal (except to disclose the existence of the provisions of this Section), or (iv) recommend or endorse an Acquisition Proposal or publicly disclose your intention to do so. For the avoidance of doubt, nothing contained herein shall prohibit the Stockholder, in his or her capacity as a member of the Board of Directors of Ironman, from taking any action in such capacity to the extent such action is permitted by the Merger Agreement.

Section 3. Representations and Warranties of the Stockholder.

(a) Representations and Warranties. The Stockholder represents and warrants to Sun as follows:

(i) Power and Authority; Consents. The Stockholder has the requisite capacity and authority to enter into and perform the Stockholder’s obligations under this Agreement. No filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary on the part of the Stockholder for the execution, delivery and performance of this Agreement by the Stockholder or the consummation by the Stockholder of the transactions contemplated hereby.

(ii) Due Authorization. This Agreement has been duly executed and delivered by the Stockholder and, assuming the due authorization, execution and delivery of this Agreement by Sun, this Agreement constitutes the valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies).

(iii) Non-Contravention. The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of the Stockholder’s obligations hereunder and the consummation by the Stockholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which the Stockholder is a party or by which the Stockholder or the Stockholder’s property or assets is bound, or any statute, rule or regulation to which the Stockholder or the Stockholder’s property or assets is subject. The Stockholder has not appointed or granted a proxy or power of attorney to any Person with respect to any Shares that remains in effect. Except for this Agreement, the Stockholder is not a party to any voting agreement, voting trust or any other contract with respect to the voting, transfer or ownership of any Shares.

(iv) Ownership of Shares. Except for restrictions in favor of Sun pursuant to this Agreement and transfer restrictions of general applicability as may be provided under applicable securities Laws, the Stockholder owns, beneficially and of record, all of the Shares free and clear of any proxy, voting restriction, adverse claim, or other Lien, and has sole voting power and sole power of disposition with respect to the Shares with no restrictions on the Stockholder’s rights of voting or disposition pertaining thereto, and no Person other than the Stockholder has any right to direct or approve the voting or disposition of any of the Shares. As of the date hereof, the number of the Shares is set forth below the Stockholder’s signature on the signature page hereto.

(v) Legal Actions. There is no action, suit, investigation, complaint or other proceeding pending against the Stockholder or, to the knowledge of the Stockholder, any other Person or, to the knowledge of the Stockholder, threatened against the Stockholder or any other Person that restricts or prohibits (or, if successful, would restrict or prohibit) the exercise by Sun of its rights under this Agreement or the performance by the Stockholder of its obligations under this Agreement.

(vi) Reliance. The Stockholder understands and acknowledges that Sun is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement and the representations and warranties of the Stockholder contained herein.

Section 4. Termination. This Agreement will terminate upon the earlier of (a) the Effective Time, (b) the date of termination of the Merger Agreement in accordance with its terms and (c) the written agreement of the Stockholder and Sun (the “Expiration Time”); provided that this Section 4 and Section 5 shall survive the Expiration Time indefinitely. Upon the termination or expiration of this Agreement, all obligations of the parties under this Agreement will terminate without any liability or other obligation on the part of any party to this Agreement to any Person with respect to this Agreement or the transactions contemplated by this Agreement, and no party to this Agreement shall have any claim against another (and no Person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter of this Agreement; provided, however, that no such termination or expiration shall relieve any party hereto from any liability for any intentional breach of this Agreement or fraud occurring prior to such termination.

Section 5. Miscellaneous.

(a) Expenses. All expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

(b) Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (i) when delivered or sent if delivered in person or sent by email (without receiving a failure of delivery message in return) or, to the extent not delivered on a Business Day during business hours, on the next Business Day, (ii) on the fifth Business Day after dispatch by registered or certified mail, or (iii) on the next Business Day if transmitted by national overnight courier, in each case as follows (or at such other address for a party as shall be specified by like notice):

(i) If to Sun, to:

Stratasys Ltd.

1 Holtzman St. Science Park

P.O. Box 2496

Rehovot 7670401

Israel

Email: vered.benjacob@stratasys.com

Attention: Vered Ben Jacob, Adv. Chief Legal Officer

with a copy (which shall not constitute notice) to:

Meitar Law Offices
Abba Hillel Silver Road 16
Ramat Gan 5250608
Israel
Email: dchertok@meitar.com and jonathana@meitar.com
Attention: J. David Chertok, Adv. and Jonathan Atha, Adv.

and

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Email: AOEmmerich@wlrk.com and VSapezhnikov@wlrk.com
Attention: Adam O. Emmerich and Viktor Sapezhnikov

(ii) If to the Stockholder, to:

Red Tailed Hawk Trust

36 College Hill

Hanover, NH 03755

Email: spapa1999@desktopmetal.com

Attention: Steve Papa

(c) Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated except by an instrument in writing signed by each of the parties hereto.

(d) Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties hereto. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

(e) Third Party Beneficiaries. This Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

(f) No Partnership, Agency, or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

(g) Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto relating to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

(h) Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

(i) Specific Performance; Remedies Cumulative. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed by the Stockholder in accordance with the terms hereof and, accordingly, that Sun shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which Sun may be entitled at law or in equity. The Stockholder hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

(j) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

(k) Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to any applicable conflicts of law principles.

(l) Submission to Jurisdiction. Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding, except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts; and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 5(l) in the manner provided for notices in Section 5(b). Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by applicable Law.

(m) Waiver of Jury Trial. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

(n) Headings. Section headings of this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(o) Counterparts. This Agreement may be executed by facsimile or other electronic means and in any number of counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

STRATASYS LTD.

By:	/s/ Yoav Zeif
	Name:	Yoav Zeif
	Title:	Chief Executive Officer

By:	/s/ Eitan Zamir
	Name:	Eitan Zamir
	Title:	Chief Financial Officer

[Signature Page to Voting and Support Agreement]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

STOCKHOLDER:

RED TAILED HAWK TRUST

By:	/s/ Steve Papa
Name:	Steve Papa
Title:	Trustee

Number of shares of Ironman Common Stock: 628,927

Address: [Redacted]

[Signature Page to Voting and Support Agreement]